

Annual Report | 2025

The future belongs
to those who move.




Dear Shareholder:

It is Nelnet's goal to make our stakeholders' dreams come true over a long-time horizon. This requires us to be insatiable life-long learners and business builders, to possess disciplined adherence to our core values, and to be meticulous in the execution of our plans. Aristotle said, "We are what we repeatedly do. Excellence, then, is not an act, but a habit." Across the three major divisions of Nelnet—Nelnet Financial Services (NFS), Nelnet Diversified Services (NDS), and Nelnet Business Services (NBS)—our teams have developed excellence as a habit. The Nelnet teams knocked the ball out of the park in 2025 with record earnings of $428.5 million, or $11.79 per share.

We have dramatically shifted the earnings of the company to be generated from diversified sources. The core earnings of each of our three major divisions were all incredibly solid, and we also had four large one-time items that had an outsized effect on our earnings. Three were positive and one was negative:

- ALLO partial redemption: Nelnet recorded a $175.0 million gain in the second quarter of 2025 from the partial redemption of our interest in ALLO, contributing $133.0 million after tax, or $3.66 per share.

- NDS non-recurring revenue: The company recognized $32.9 million in non-recurring revenue on a contract modification for services previously performed, resulting in $25.0 million after tax, or $0.69 per share.

- CompanyCam gain: The company realized a $30.2 million gain from a partial redemption and carrying value adjustment related to our venture investment in CompanyCam, generating $23.0 million after tax, or $0.63 per share.

- Solar construction loss: Nelnet Renewable Energy (NRE) reported a loss in 2025 of $57.5 million from its solar construction business, equating to $43.7 million after tax, or $1.20 per share.

Excluding the above items, our earnings were stellar at $291.2 million, or $8.01 per share.

These results underscore our ability to generate value—and our responsibility to make clear-eyed decisions when a business no longer aligns with that objective. When it becomes evident that you are riding a dead horse, it is time to dismount. We jumped out of the saddle and exited the solar construction business at the end of 2025, with plenty of tuition paid. Wearing chaps in this case didn't help; we are still sore.

However, in regard to our "non-construction" solar activities, we are confident we have created significant value in our solar tax-equity, syndication, and consulting business, and we believe there is material future value to be recognized over the next several years. This business is more closely aligned with our core strengths, as it is fundamentally built on financing transactions within a complex regulatory environment. We believe our expertise in navigating these frameworks positions us to create lasting value.

Nelnet's Corporate Performance (Annual Percentage Change)			
	Nelnet Per Share Book Value With Dividends Included	Nelnet Per Share Market Value With Dividends Included	S&P 500 With Dividends Included	Net Income Reinvested[1] (in millions)
2004	49.2%	20.2%	10.9%	$149
2005	41.5%	51.1%	4.9%	$181
2006	6.3%	(32.7%)	15.8%	$6
2007	(1.6%)	(52.5%)	5.5%	($63)
2008	6.6%	13.3%	(37.0%)	$24
2009	21.0%	20.7%	26.5%	$135
2010	23.7%	41.6%	15.1%	$115
2011	22.6%	4.9%	2.1%	$160
2012	16.7%	27.5%	16.0%	$89
2013	26.1%	42.8%	32.4%	$271
2014	21.1%	10.9%	13.7%	$273
2015	16.0%	(26.6%)	1.4%	$153
2016	15.4%	52.7%	12.0%	$166
2017	8.8%	9.1%	21.8%	$80
2018	9.9%	(3.2%)	(4.4%)	$156
2019	6.2%	12.7%	31.5%	$72
2020	15.6%	23.7%	18.4%	$247
2021	14.5%	38.4%	28.7%	$295
2022	12.0%	(6.1%)	(18.1%)	$273
2023	3.4%	(1.6%)	26.3%	$22
2024	6.4%	22.3%	25.0%	$60
2025	12.6%	25.6%	17.9%	$316
CAGR/Total	**15.6%**	**9.7%**	**10.7%**	**$3,180**

Last year, we shared a lot about the unrealized value of various interests we have carried on the balance sheet. We recognized some of that value in 2025 with the ALLO and CompanyCam transactions. We believe we still have a significant amount of unrealized value in these businesses as well as in real estate, solar tax equity, and other major ventures.

There have been so many noteworthy achievements at Nelnet in 2025; allow me to call out some of them:

Nelnet Financial Services (NFS)

- NFS earnings have increased by $67 million in pre-tax income year over year. This is the first time since 2018 that our loan balance went up, as our legacy Federal Family Education Loan Program (FFELP) portfolio runoff slowed and we added more consumer loans to our balance sheet.

- We executed a multi-year agreement with Klarna and purchased over $4 billion of receivables.

- We deployed $130 million in real estate investments, which we are confident will generate returns on equity (ROE) in the mid-teens.

[1]We believe well-managed companies do not distribute to the shareholders all their earnings. Instead, they retain a part of their earnings and reinvest the capital to grow the business. Since going public in late 2003, the company has recognized $4.7 billion in cumulative net income and, of that amount, has reinvested $3.2 billion – or 68 percent of our earnings over time – back into the business.

Nelnet Diversified Services (NDS)

- We successfully converted over 250,000 loans owned by SoFi, capping a two-year effort to migrate their student loan portfolio to our system.

- We signed a five-year contract extension with one of our major loan servicing bank customers.

- We entered an agreement to take over the servicing operations for 2.7 million Canadian student loan borrowers, which closed on February 2, 2026.

Nelnet Business Services (NBS)

- FACTS was awarded contracts with the archdioceses of New York and Washington, D.C, meaning we now work with every archdiocese in the United States.

- HigherSchool adapted to a dynamic funding environment by partnering with the New York City Department of Education to deliver exceptional education services to K–12 schools, while also capitalizing on unforeseen, one-time summer supplemental service opportunities.

- Nelnet Campus Commerce successfully secured its largest renewal in company history, demonstrating the strength of our platform and the trust our clients place in our ability to serve their evolving needs.

Corporate

- We achieved an all-time low in associate turnover.

- Our productivity gains hit an all-time high due to our investments in artificial intelligence (AI). All divisions are progressing with AI adoption and utilization. We are seeing incredible results.

As innovation continues to accelerate societally, we are confident our ability to move quickly and adapt positions us to thrive amid uncertainty. Something that is becoming obvious in the world we live in today is that there is no such thing as "normal." Innovation continues to intensify at a faster rate at every turn. We assume seismic shocks will continue to occur in geopolitical events, technological advancements, and in political systems and norms. In our opinion, that means more disruption and more volatility in business and markets in the years to come.

We are not fearful of uncertainty; in fact, uncertainty in the market is our greatest advantage as we tend to move quickly. Mike Dunlap, executive chairman, and I are both from multigenerational families of hunters and we have learned that in a very short period of time, and factoring in rapidly changing, real-time information, you have to be prepared to take the arrow out of the quiver, put it in the bow, and be ready to draw, aim, and shoot. Or not.

We can't predict the future, but we believe we have strategically positioned ourselves to thrive in whatever environment the future holds. A company needs to hunt or be hunted, and we are constantly on the prowl for new customers, new products, new ventures, new businesses, and new ways of having fun along the way. Speed is more important than ever. We believe we have positioned the company to be able to move quickly and decisively when we recognize a strategic opportunity. We have cultivated a culture that is adaptable by design. In fact, our messaging internally to our associates this year is simply "Go." Don't succumb to paralysis by analysis; when you have enough information..."Go." When you see an opportunity to automate tasks, increase revenue, or enter a new market..."Go." Predict, pivot, prevail. Don't hesitate, "Go."

// Nelnet Financial Services

Pre-tax income for the division was $196 million in 2025, which is up $67 million from the prior year. Prepayment speeds declined and have stabilized on our FFELP portfolio since the fall of 2024. However, this does not change the reality that the FFELP portfolio continues to decline in both size and strategic importance across Nelnet. Accordingly, and as we have since 2010, we continue to seek opportunities to replace our FFELP portfolio and income with financial assets where we believe we can achieve strong risk-adjusted returns. Additionally, in a perfect world, we would leverage our servicing and banking capabilities alongside asset acquisitions. In 2025, we were able to continue purchasing assets and expanding servicing relationships with a few of our longer-term partners, in addition to establishing some new relationships. One opportunity highlighted in the news was our acquisition of Klarna "Pay in 4" loans. We believe this will be a strong long-term relationship that provides a diversified asset for Nelnet, particularly given the uniquely short-term nature of the Pay in 4 product.

Nelnet Bank made considerable strides in 2025, which is a testament to the foundational work that has been put in place in our Utah-based operation over the last several years and to our ability to grow the bank's asset base with high-quality investments. We are incredibly excited to bring on additional talent at the bank-officer level, including the hiring of Rohit Dewan as Nelnet Bank's chief executive officer (CEO). Rohit brings a diversified background with significant experience in consumer lending, investing, and the development of new origination programs. Nelnet Bank continues to make progress in improving our private student loan and home-improvement loan origination programs, both in quality and quantity. 2026 will be a pivotal year in student lending with the wind-down of the federal Grad PLUS Program, and we are evaluating where we are best positioned to offer new programs that serve borrowers, schools, and the bank most effectively.

2025 also saw the largest year in deploying capital in our real estate portfolio and continued positive performance of our reinsurance and Whitetail Rock investment advisory businesses. Our real estate team partners with third parties who have either asset-specific or geographic expertise that allows them to run day-to-day operations. Our portfolio is concentrated in multifamily and industrial assets and is targeting mid- to high-teen returns on an annual basis, with an expected hold period of three to seven years. However, we have no requirement to sell if we expect a longer-term hold would drive a better outcome.

Below is a summary of NFS's pre-tax income for '24 and '25.

	2024	2025
Portfolio (referred to as Asset Generation and Management)	$75.2	$126.5
Nelnet Bank	($1.9)	$14.6
Nelnet Insurance Services	$11.3	$15.2
Real Estate	($3.3)	($6.2)
Whitetail Rock Capital Management	$5.4	$6.0
Bond Portfolio / Notes Receivable	$42.3	$39.4
Total NFS	**$129.0**	**$195.5**

// Nelnet Diversified Services

The loan servicing and business process outsourcing division of Nelnet had a spectacular year, growing year-over-year pre-tax income by $56 million to $96 million in 2025, including $32.9 million (mentioned above) in non-recurring revenue for work previously completed. In 2024, the NDS team consolidated all our direct loan servicing onto a single technology platform and made some dramatic investments in process automation with the use of artificial intelligence. These investments in technology were expensed in 2024 as they occurred, which caused a temporary drop in net income that year, while allowing us to reposition the technology and processing teams to projects that propel our future growth. As we expected, we saw a dramatic improvement in customer service and reduction in expenses throughout 2025 as these efficiencies were realized.

At the same time, NDS grew our consumer loan business to $94 million in revenue, up 49% from the prior year. In 2025, we successfully converted a major new private loan client, SoFi, onto our technology platform, which we're proud of and eager to expand on the relationship in the years ahead. To cap off the year, we announced the acquisition of the Canadian student loan servicer, increasing our servicing operation by 2.7 million borrower customers internationally. We now have even better customer service, are more diversified, earn more revenue, and operate at a lower expense structure.

In the government student loan servicing world, our job is primarily three-fold. Every time a change in administration occurs, we need to implement the initiatives of the new administration, administer the loan repayment programs established by Congress, all while helping millions of borrowers navigate the highly complex loan programs with care and excellent customer service. Our role is and remains non-partisan. We are the subject matter experts and maintain the best service and technology in the industry. This year, we successfully implemented the return-to-repayment mandates by the current administration as well as worked on the new loan repayment programs and future loan options authorized under the One Big Beautiful Bill—all while serving borrowers, federal and state government agencies, and regulators. It is no easy task, but we feel very positive about our role in these critical loan programs for the students and families in the United States and now in Canada.

// Nelnet Business Services

After a record 2024, NBS showed our ongoing commitment to excellence in how we operate, innovate, and serve our clients. Our 2025 financial performance reflected this commitment as the division achieved strong sales results across NBS's core business units. Customer retention rates remained exceptional as well, surpassing 97% in both our K–12 (FACTS) and higher education (Nelnet Campus Commerce) businesses and reinforcing the trust and loyalty of the institutions and families we support.

In 2025, NBS launched our first AI-powered virtual agent in our consumer call center—a milestone that enhances service efficiency and improves the customer experience. We expanded our capabilities by integrating AI search tools into NBS's content management platforms and equipping all NBS development teams with an enterprise AI coding strategy. The establishment of the NBS AI Center of Excellence is expected to further position us to lead our AI efforts proactively and responsibly amid the changing digital landscape.

NBS continued to innovate within the segment's core businesses through meaningful product advancements. The initial phase of development was completed for NBS's new payments platform, paving the way for client migration from our legacy QuikPay system. FACTS launched a new analytics dashboard to empower clients with actionable data to support decision-making and serve families more effectively. We also strengthened NBS's financial aid assessment solutions by integrating Internal Revenue Service data to improve accuracy and streamline the process for schools and families.

Our Nelnet Business Services teams delivered exceptional outcomes in sales and client partnerships including strong momentum in New York. The segment's Brooklyn-based education services team helped secure a significant increase in incremental summer school contracts, far surpassing previous years. The Archdiocese of New York was also implemented, the largest FACTS client to date, and NBS renewed and expanded our relationship with the largest higher education client within Nelnet Campus Commerce.

In the new markets development area, our newly built childcare management product was released into beta testing. Finally, 2025 was a year of strengthening NBS's foundations as we invested in updating payment processes to reduce costs, improve efficiencies, and support new and emerging payment methods—all while implementing a new CRM (customer relationship management) platform to enhance organizational alignment and operational excellence.

// ALLO

Earlier in the year, we decided to take some more chips off the table with ALLO, decreasing our ownership interest from 45% to 27%, which we carry on our books at zero due to the accounting for this partnership under the equity method. We believe in ALLO's underlying mission and the products and services they deliver, but ALLO doesn't necessarily fit well within Nelnet's core competencies and general operations. In past letters, we have shared various interests or partnerships we believed had unrealized or hidden value beyond what the market was representing in our market capitalization, and this was one of those cases.

// Hudl

We continue to hold a meaningful interest in Hudl, a global leader in sports technology. Their unified, cloud-native SaaS platform is purpose-built to serve as the digital backbone of the modern sports organization, equipping customers with tools and insights to elevate performance, drive recruitment, prevent injury, deepen fan engagement, and streamline operations.

Hudl serves as the primary digital workspace for more than 325,000 teams around the world, providing a broad suite of mission-critical solutions that address the needs of all sports, all levels of competition, and all key users within a sports organization. Hudl's platform is vertically integrated from the point of capture and powered by AI to provide a seamless flow of connected video and data from the game directly into their products, giving their users fast and actionable insights.

It's hard to believe, but Hudl will celebrate 20 years this May. Hudl would be quick to point out that the first few years were full of ups and downs, mistakes made, and lessons learned. They paid real tuition, but as Mike (Hudl board member) would say, the key was that they tried to avoid paying the same tuition twice. They looked at every setback as a bump in the road and made sure they maximized the learning opportunities from each one so they'd be better prepared the next time.

In talking with the Hudl team, there is no specific moment in time where they would say they achieved excellence, or even where they knew that they'd "made it" as a startup. Instead, they'd point to the consistent pattern of knowing what they don't know, listening to their customers, not being afraid to tackle hard problems, and recognizing how advancements in technology allows Hudl to create more value for their customers and enter new markets they're well-suited to win.

As we step back and reflect on Nelnet's strengths and core competencies, it's important that we continue to lead with open-mindedness, recognizing that insight comes from many perspectives and, as individuals, our own thoughts can be inherently limited—perhaps even bordering on the perimeter of ignorance. With that in mind, throughout the years, we have shaped the business around five key lessons inspired by business magnate Warren Buffett:

1. A long-term view is critical

2. Intrinsic value is created by free cash flow

3. Mergers and acquisitions: Prefer great businesses at a fair price over fair businesses at a great price

4. Enduring moat: Sustainable barriers to entry

5. Circle of competence: Focus on our strengths

We know that our strengths lie at the intersection of payments, consumer lending, loan servicing, and technology—paired with deep expertise in customer service and finance—with a primary focus on the education market. We're fortunate to have exceptional people, strong processes, deep competitive advantages across our core businesses, significant capital to deploy, and the patience and foresight to invest for the long term.

// A Message from Executive Chairman Mike Dunlap

After more than 25 years of dedicated service, Tim Tewes—president of Nelnet and CEO of Nelnet Business Services—will retire in June. Tim has done a remarkable job growing NBS from $20 million in revenue, when we acquired the company in 2005, to over $500 million in revenue today.

Tim has been instrumental in shaping Nelnet into the strong, diversified company it is today. He began as executive vice president of FACTS Management in 2000 and joined Nelnet when FACTS was acquired in 2005. In 2007, Tim became president and CEO of NBS and later assumed the role of president of Nelnet in 2014.

Throughout his career, Tim exemplified Nelnet's core values, with a steadfast commitment to delivering exceptional customer experiences. His leadership drove strategic acquisitions, expanded product offerings, and positioned Nelnet for long-term growth. Under Tim's guidance, we strengthened our ability to serve schools and families nationwide, leading to FACTS and Nelnet Campus Commerce becoming market leaders in customer service and technology solutions. Tim also played a pivotal role in launching Nelnet Bank—a milestone that will shape our consumer lending business for years to come.

Tim's thoughtful leadership, integrity, and customer-first approach have left an enduring impact on Nelnet. While he looks forward to working in his family businesses and spending more time with family after retirement, we're fortunate he will continue serving on the Nelnet Bank Board of Directors.

Please join us in congratulating Tim on his remarkable career and wishing him happiness and fulfillment in his next chapter.

Tim's career and impact are a powerful reflection of the core values that continue to define Nelnet as a company. In short, our values are centered around the following:

- Customer

- Associate

- **Diversification**

- Open communication (being respectfully blunt)

- Giving back (to the communities in which we work and live)

I am going to focus on **Diversification** and clarify a misconception that often arises about Nelnet's vision.

There are four key attributes to a great business:

1. Will people pay you for your product or service; do they see value?

2. Profit margin; can you make money selling your product or service?

3. What does it cost you to acquire a new customer, and do you still have a profit margin after this cost?

4. Low customer turnover; does the customer keep coming back creating recurring revenue?

I am frequently asked about the company's vision or perceived lack thereof.

Our vision is relatively straightforward: we continue to work on building a "great" business and improving on what we have built so far by focusing on our customers within our core competencies (finance, payments, servicing, software, education), empowering our associates to deliver exceptional value, and deploying capital to add new products, new customers, and new services.

I would also describe our vision as opportunistic. As the fog lifts in front of the car's headlights, be prepared to seize the opportunity. Every year, we get asked, "Where are you going to invest the excess cash flow?" Our best response is to say, "Look at what we have done in the past; the future will most likely look somewhat similar." We like businesses with recurring revenue that include software/hardware as a service. We think this helps create a defendable moat.

Capital Deployment by Year (in millions)													
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	12-Year Total
FFELP loan/residual acquisitions, net of financing	$127	$140	-	-	$105	$71	$141	$39	$49	-	-	-	$672
Private and consumer loan/residual acquisitions, net of financing	$17	$173	$61	$75	$188	$61	$71	$143	$269	$501	$444	$441	$2,444
Nelnet Bank	-	-	-	-	-	-	$100	-	$30	$5	$37	$106	$278
Business acquisitions	$47	-	-	-	$153	-	$30	-	$34	-	-	-	$264
ALLO acquisition and capital expenditures	-	$47	$39	$115	$87	$45	$48	-	$48	$8	$53	$10	$500
Other capital expenditures (non-ALLO)	$26	$17	$29	$41	$38	$48	$65	$59	$59	$74	$21	$26	$503
Hudl	$1	$41	-	$10	-	-	$26	$5	-	$32	$3	$4	$122
Other investments (including ABS, net/real estate/solar)	$45	$53	$22	$19	$67	$103	$396	$726	$667	($171)	$424	$593	$2,944
Debt repurchases	$47	$42	$77	$181	$13	-	$26	$407	$67	$5	$8	$760	$1,633
Stock repurchases	$16	$96	$69	$69	$45	$40	$73	$58	$98	$28	$83	$69	$744
Dividends	$19	$19	$21	$24	$27	$29	$32	$34	$37	$39	$41	$43	$365
	$345	$628	$318	$534	$723	$397	$1,008	$1,471	$1,358	$521	$1,114	$2,052	$10,469

2025 was truly an exceptional year on Nelnet's continued journey to diversify and grow our business. During the financial crisis in 2009, 95% of Nelnet's pre-tax income came from the Federal Family Education Loan Program, 73% from owning loans and 22% from servicing, compared with 17% of pre-tax income from FFELP today. By 2009, it was clear that the private–public partnership on student loans (FFELP) was nearing its end. Legislation passed in 2007 (the College Cost Reduction and Access Act) significantly eroded FFELP profitability. The financial crisis subsequently paved the way for the government to take full control of the student loan program—promising to generate billions in savings. Challenging and conflicting political environments, poor accountability, and flawed policies led the government's direct student loan program to suffer losses in the hundreds of billions of dollars. This has been further compounded by moral hazard created through repeated repayment delays and promises of loan forgiveness. History shows that when market forces are removed and the government assumes control of an industry—such as student loans—or materially interferes and dominates sectors like health care, the result is often significant inflation and a host of unintended consequences. Who is John Galt?

How remarkable has our transformation been since 2009? By 2025—excluding the one-time items previously mentioned—our payment plan business accounts for 27% of pre-tax income, servicing contributes 24% (two-thirds from direct lending), and Nelnet Financial Services represents 49%, down from 73% in 2009, now supported by a much broader mix of assets.

From 2009 to 2022, we benefited significantly from a favorable interest rate environment, generating over $1.9 billion in fixed-rate floor income. Unlike some competitors who sold the floors on their loans for pennies on the dollar, we retained ours and strategically implemented hedges to lock in spreads protecting our fixed-rate floor and managing basis repricing differences—adding another approximately $300 million in income. In this higher interest rate environment, where one-time gains and floor income are de minimis, our net income reflects a strong upward trend. In fact, earnings per share (excluding non-recurring items) have grown from $3.25 in 2023 to $4.81 in 2024 and $8.01 in 2025.

As I've said before, our goal is for each Nelnet shareholder to record a gain or loss in market value proportional to the gain or loss in per-share fundamental (intrinsic) value recorded by the company. To achieve this goal, we strive to maintain a one-to-one relationship between the company's fundamental value and market value. As that implies, we would rather see Nelnet's stock price at a fair level than at an artificial level. Our fair value approach may not be preferred by all investors, but we believe it aligns with Nelnet's long-term approach to both our business model and market value. However, from time to time, Mrs./Mr. Market can be irrational and will materially overvalue or undervalue the investments they currently love or hate. Short term, Mrs./Mr. Market is a voting machine; long-term the market is a weighing machine.

See the following graphs for details on our diversification and earnings over time.

Pre-Tax Income Excluding Corporate and ALLO


2009
FFELP SERVICING 22%
FFELP ASSETS 25%
NBS 5%
FFELP FLOOR/DERIVATIVES 48%
2025
NBS 27%
NDS 24%
FFELP SERVICING <1%
NFS 49%
FFELP ASSETS 17%
(FLOOR/DERIVATIVES < 1%)

I want to express my sincere gratitude to all our associates for their unwavering dedication to our customers and commitment to excellence. These outstanding results are the product of hard work, perseverance, and true teamwork. And thank you to our shareholders for your continued support.

// Closing

At the time of writing this letter, and almost certainly as you read this, our country seems to be more polarized than ever. With each new year, the same appears to be true. That said, if one were to never watch the news, or read a newspaper, or look at social media and instead focus on controllable things, life would probably seem pretty good for most people. This suggests fear is being used as a selling tactic.

At Nelnet, we're entering 2026 with confidence and optimism. We've positioned our core businesses for long-term success and continue investing in technology, new and existing products, services, markets, and—importantly—our people and communities. That optimism extends across the U.S. and Canada, and right here in Nebraska, home to our headquarters, the Huskers, and a little March Madness energy to carry us forward.

We appreciate the continued confidence our shareholders place in Nelnet and remain committed to delivering long-term value.

Dream, Learn, Grow.

Jeffrey Noordhoek, Chief Executive Officer

// Nelnet Board of Directors

 Michael Dunlap

 Preeta Bansal

 Matthew Dunlap

 Kathleen Farrell

 David Graff

 Thomas Henning

 Adam Peterson

 Kimberly Rath

 Jona Van Deun

// Nelnet Bank Board of Directors

 Michael Dunlap

 Carine Strom Clark

 Connie Edmond

 Anthony Goins

 Richard Morrin

 Jaime Pack

 Tim Tewes

Forward-Looking and Cautionary Statements

This letter to shareholders contains forward-looking statements within the meaning of federal securities laws. The words "anticipate," "assume," "believe," "confident," "continue," "could," "ensure," "estimate," "expect," "forecast," "future," "intend," "may," "plan," "potential," "predict," "scheduled," "should," "will," "would," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements. These statements are based on management's current expectations as of the date of this letter and are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: risks related to the ability to successfully maintain and increase allocated volumes of student loans serviced by the company under existing and future servicing contracts with the Department of Education, risks related to unfavorable contract modifications or interpretations, risks related to consistently meeting service requirements to avoid the assessment of penalties, and risks related to the company's ability to comply with agreements with third-party customers for the servicing of Federal Direct Loan Program, FFEL Program, private education, and consumer loans; loan portfolio risks, such as credit risk, prepayment risk, interest rate basis and repricing risk, risks related to the use of derivatives to manage exposure to interest rate fluctuations, uncertainties regarding the expected benefits from purchased securitized and unsecuritized FFEL Program, private education, consumer, and other loans, or residual interests therein, and initiatives to purchase additional FFEL Program, private education, consumer, and other loans; financing and liquidity risks, including risks of changes in the interest rate environment; risks from changes in the terms of education loans and in the educational credit and services markets resulting from changes in applicable laws, regulations, and government programs and budgets; risks related to a breach of or failure in the company's operational or information systems or infrastructure, or those of third-party vendors, including disclosure of confidential or personal information and/or damage to reputation resulting from cyber-breaches; uncertainties inherent in forecasting future cash flows from student loan assets, including residual interests therein, and related asset-backed securitizations; risks related to use of artificial intelligence; risks related to the ability of Nelnet Bank to achieve its business objectives and effectively deploy loan and deposit strategies and achieve expected market penetration; risks related to the expected benefits to the company from its continuing ownership in ALLO and Hudl, and risks related to solar tax equity partnerships, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities and risks from the One Big Beautiful Bill that accelerates the expiration and phase out of solar energy credits; risks and uncertainties related to other initiatives (and anticipated income therefrom), including venture capital, real estate, reinsurance, acquisitions, and other activities, including activities that are intended to diversify the company both within and outside of its historical core education-related businesses; risks and uncertainties associated with climate change; risks from changes in economic conditions and consumer behavior; risks related to the company's ability to adapt to technological change; risks related to the exclusive forum provisions in the company's articles of incorporation; risks related to the company's executive chairman's ability to control matters related to the company through voting rights; risks related to related party transactions; risks related to natural disasters, terrorist activities, or international hostilities; and risks and uncertainties associated with litigation matters and maintaining compliance with the extensive regulatory requirements applicable to the company's businesses, and uncertainties inherent in the estimates and assumptions about future events that management is required to make in the preparation of the company's consolidated financial statements. For more information, see the "Risk Factors" sections and other cautionary discussions of risks and uncertainties included in documents filed or furnished by the company with the SEC, including the most recent Form 10-K filed by the company with the SEC. All forward-looking statements in this letter are as of the date of this letter. Although the company may voluntarily update or revise its forward-looking statements from time to time to reflect actual results or changes in the company's expectations, the company disclaims any commitment to do so except as required by law.

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
     For the transition period from ‗‗ to ‗‗.


COMMISSION FILE NUMBER 001-31924



NELNET, INC.

(Exact name of registrant as specified in its charter)


Nebraska	**84-0748903**
(State or other jurisdiction or incorporation or organization)	(I.R.S Employer Identification No.)
121 South 13th Street, Suite 100	
Lincoln, Nebraska	**68508**
(Address of principal executive officer)	(Zip Code)


Registrant's telephone number, including area code: (402) 458-2370

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 per Share	NNI	New York Stock Exchange


SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing sale price of the registrant's Class A Common Stock on that date of $121.12 per share, was $1,970,647,108. The registrant's Class B Common Stock is not listed for public trading on any exchange or market system, but shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time on a share-for-share basis. For purposes of this calculation, shares of common stock beneficially owned by any director or executive officer of the registrant or by any person who beneficially owns greater than 10% of the Class A Common Stock or who is otherwise believed by the registrant to be in a control position have been excluded, since such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not conclusive for other purposes.

As of January 31, 2026, there were 25,258,282 and 10,616,675 shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, outstanding, respectively (excluding 11,305,731 shares of Class A Common Stock held by wholly owned subsidiaries).


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the registrant's definitive Proxy Statement to be filed for its 2026 Annual Meeting of Shareholders, scheduled to be held May 14, 2026, are incorporated by reference into Part III of this Form 10-K.

Auditor Name: KPMG LLP	Auditor Location: Lincoln, Nebraska	Auditor Firm ID: 185

NELNET, INC.
FORM 10-K
TABLE OF CONTENTS
December 31, 2025

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about the Company's plans and expectations for future financial condition, results of operations or economic performance, or that address management's plans and objectives for future operations, and statements that assume or are dependent upon future events, are forward-looking statements. The words "anticipate," "assume," "believe," "continue," "could," "ensure," "estimate," "expect," "forecast," "future," "intend," "may," "plan," "potential," "predict," "scheduled," "should," "will," "would," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements.

The forward-looking statements are based on assumptions and analyses made by management in light of management's experience and its perception of historical trends, current conditions, expected future developments, and other factors that management believes are appropriate under the circumstances. These statements are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in "Risk Factors" and elsewhere in this report, and include such risks and uncertainties as:

- risks related to the ability to successfully maintain and increase allocated volumes of student loans serviced by the Company under existing and future servicing contracts with the U.S. Department of Education (the "Department"), risks related to unfavorable contract modifications or interpretations, risks related to consistently meeting service requirements to avoid the assessment of performance penalties, and risks related to the Company's ability to comply with agreements with third-party customers for the servicing of Federal Direct Loan Program, Federal Family Education Loan Program (the "FFEL Program" or FFELP), private education, and consumer loans;

- loan portfolio risks such as credit risk, prepayment risk, interest rate basis and repricing risk, risks related to the use of derivatives to manage exposure to interest rate fluctuations, uncertainties regarding the expected benefits from purchased securitized and unsecuritized FFELP, private education, consumer, and other loans, or residual interests therein, and initiatives to purchase additional FFELP, private education, consumer, and other loans;

- financing and liquidity risks, including risks of changes in the interest rate environment;

- risks from changes in the terms of education loans and in the educational credit and services markets resulting from changes in applicable laws, regulations, and government programs and budgets;

- risks related to a breach of or failure in the Company's operational or information systems or infrastructure, or those of third-party vendors, including disclosure of confidential or personal information and/or damage to reputation resulting from cyber breaches;

- risks related to use of artificial intelligence;

- uncertainties inherent in forecasting future cash flows from student loan assets, including residual interests therein, and related asset-backed securitizations;

- risks related to the ability of Nelnet Bank to achieve its business objectives and effectively deploy loan and deposit strategies and achieve expected market penetration;

- risks related to the Company's solar tax equity partnerships, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities and risks from the impact of the enactment of the One Big Beautiful Bill that accelerates the expiration and phase out of solar energy credits;

- risks and uncertainties related to other initiatives (and anticipated income therefrom) including venture capital, real estate, reinsurance, acquisitions, and other activities, including activities that are intended to diversify the Company both within and outside of its historical core education-related businesses;

- risks and uncertainties associated with climate change; and

- risks and uncertainties associated with litigation matters, maintaining compliance with the extensive regulatory requirements applicable to the Company's businesses, and uncertainties inherent in the estimates and assumptions about future events that management is required to make in the preparation of the Company's consolidated financial statements.

All forward-looking statements contained in this report are qualified by these cautionary statements and are made only as of the date of this document. Although the Company may from time to time voluntarily update or revise its prior forward-looking statements to reflect actual results or changes in the Company's expectations, the Company disclaims any commitment to do so except as required by law. In this report, unless the context indicates otherwise, references to "Nelnet," "the Company," "we," "our," and "us" refer to Nelnet, Inc. and its subsidiaries.

PART I

ITEM 1. BUSINESS

Overview

Nelnet is an operating holding company with primary businesses in consumer lending, loan servicing, payments, and technology-enabled services, many of which are focused on serving customers in the education sector. The Company conducts these activities both directly and through its wholly owned and majority-owned subsidiaries, and actively manages and operates its businesses on an integrated basis. Nelnet's largest operating and technology platforms support loan servicing and education-related technology and payment solutions. A significant portion of the Company's revenue is derived from net interest income earned on a portfolio of federally insured student loans, a substantial portion of which is serviced by the Company.

The Company has also broadened its operating business mix both within and beyond its historical education-focused activities. These businesses include banking and other financial services conducted through the Company's bank and other subsidiaries, asset management and related customer-facing servicing, real estate development and management, reinsurance operations, renewable energy development, and selected strategic interests in early-stage, emerging growth, and other operating enterprises. The Company actively manages such businesses and holds interests in them for strategic and operational purposes.

The Company earns substantially all of its revenue from external customers in the United States, and substantially all of its long-lived assets are located in the United States.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program.

The Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010") discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans.

Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. As of December 31, 2025, the Company had an $7.6 billion FFELP loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as acquisitions. The Company is also actively expanding its private education and consumer loan portfolios, or residual interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

Operating Segments

The Company has four reportable operating segments as summarized below.

Loan Servicing and Systems (LSS) - referred to as Nelnet Diversified Services (NDS)
- Focuses on student and consumer loan servicing, loan servicing-related technology solutions, and outsourcing business services
- Includes the brands Nelnet Diversified Solutions, Nelnet Loan Servicing, Nelnet Servicing, Firstmark Services, Sloan Servicing, and Nelnet Government Services

Education Technology Services and Payments (ETSP) - referred to as Nelnet Business Services (NBS)
- NBS provides education and payment technology and services for K-12 schools, higher education institutions, and businesses in the United States and internationally
- Includes the divisions of FACTS, Nelnet Campus Commerce, Nelnet Payment Services, and Nelnet International

Asset Generation and Management (AGM), part of the Nelnet Financial Services (NFS) division
- Focused on comprehensive asset management including strategic asset investing, asset allocation, risk management, and performance monitoring within a diverse portfolio
- Includes the acquisition and management of student and other loan assets, including residual interests therein

Nelnet Bank, part of the Nelnet Financial Services (NFS) division
- Internet Utah-chartered industrial bank focused on the private education and unsecured consumer loan markets

The NFS division has other operating segments that are not reportable as further described below under "Nelnet Financial Services - NFS Other Operating Segments." All other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate"). A more detailed description of each of the Company's operating segments and Corporate is provided below.

Loan Servicing and Systems

The primary service offerings of this operating segment include:

- Servicing federally owned student loans for the Department
- Servicing FFELP loans
- Servicing private education and consumer loans
- Providing backup servicing for private education and consumer loans
- Providing student loan servicing software and other information technology products and services
- Providing outsourced services including contact center, processing, and administrative services

As of December 31, 2025, the Company serviced $486.2 billion of loans for 13.2 million borrowers. See Part II, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") – "Loan Servicing and Systems Operating Segment – Results of Operations – Loan Servicing Volumes" for additional information related to the Company's servicing volume.

Recent Development

On February 2, 2026, the Company acquired a Canadian student loan servicing business for CAD $130.5 million (USD $95.7 million). The acquired business ("NDS Canada") delivers technology-enabled student loan servicing for governments and financial institutions, managing 2.7 million borrowers on proprietary platforms. Beginning on the acquisition date, the operating results of NDS Canada will be included in the Loan Servicing and Systems reportable operating segment.

Servicing federally owned student loans for the Department

Nelnet Servicing, LLC ("Nelnet Servicing"), a subsidiary of the Company, earns loan servicing revenue from a servicing contract with the Department. As of December 31, 2025, the Company was servicing $434.5 billion of student loans for 11.4 million borrowers for the Department. The Department is the Company's largest customer, representing 21% of the Company's revenue and 68% of the LSS operating segment's revenue in 2025.

Nelnet Servicing provides continued servicing capabilities for the Department's student aid recipients under a Unified Servicing and Data Solution (USDS) contract. The USDS contract has a five-year base period (through April 2028), with 2 two-year and 1 one-year possible extensions. Servicing under the USDS contract went live on April 1, 2024 and the Company recognized revenue in accordance with this contract beginning in the second quarter of 2024. The Company earned revenue for servicing borrowers under the legacy servicing contract with the Department through March 31, 2024.

Nelnet Servicing earns a monthly fee from the Department based on borrower volume it services on behalf of the Department. The USDS contract has multiple revenue components with tiered pricing based on borrower volume, while revenue earned under the legacy servicing contract was primarily based on borrower status. The Company earns less revenue from the Department on a per-borrower blended basis under the new USDS servicing contract as compared with the legacy servicing contract. However, consistent with the legacy contract, the Company earns additional revenue from the Department for change requests and other support services.

Servicing FFELP loans

NDS services the Company's FFELP student loan portfolio, as well as the portfolios of 61 third-party servicing customers as of December 31, 2025. The loan servicing activities include loan conversion activities, application processing, borrower updates, customer service, payment processing, due diligence procedures, funds management reconciliations, and claim processing. NDS uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act"). The Company's FFELP servicing customers include national and regional banks, credit unions, and various state and nonprofit secondary markets.

The discontinuation of new FFELP loan originations in July 2010 has caused and will continue to cause FFELP servicing revenue to decline as these loan portfolios are paid down.

Servicing private education and consumer loans

NDS conducts servicing activities for private education and consumer loans. Private education loans are non-federal private credit loans; as such, the loans are not issued or guaranteed by the federal government. Although similar in terms of activities and functions as FFELP loan servicing, private education loan servicing activities are not required to comply with the provisions of the Higher Education Act and may be more customized to individual client requirements. As of December 31, 2025, NDS serviced private education and consumer loans on behalf of 38 third-party servicing customers. Private education loan servicing volume has increased in recent periods as a result of the conversion of third-party portfolios to the Company's platform, as discussed in the MD&A – "Loan Servicing and Systems Operating Segment - Results of Operations."

Providing backup servicing for private education and consumer loans

NDS's backup service provides a trigger response plan with pre-built system profiles that remain on standby, ready to be utilized if a contracted asset manager or service provider cannot perform its duties. The Company performs testing and maintenance against the loan transfer process each month with backup clients and certifies compliance. For a monthly fee, these arrangements require a 30-to-90-day notice from a triggering event to transfer the customer's servicing volume to the Company's platform and becoming a full servicing customer. As of December 31, 2025, NDS provided backup servicing arrangements to 14 entities for more than 52 million borrowers.

Providing student loan servicing software and other information technology products and services

NDS provides student loan and guaranty servicing software, data center services, and consulting and professional services to support technology platforms. The servicing software systems provided to third parties have been adapted so they can be offered as hosted servicing software solutions that can be used by third parties for guaranty servicing and to service various types of student loans. The Company earns a monthly fee from its remote hosting customers for each loan or unique borrower on the Company's platform, with a minimum monthly charge for most contracts. As of December 31, 2025, 2.9 million borrowers were hosted on the Company's hosted servicing software solution platforms.

Providing outsourced services including contact center, processing, and administrative services

NDS provides business process outsourcing primarily specializing in contact center management. The contact center solutions and services include taking inbound calls, helping with outreach campaigns and sales, and interacting with customers through multi-channels. Processing services include application processing and verification, payment processing, credit dispute, and account management services.

Competition

We believe the Company's scalable servicing platforms allow it to provide compliant, efficient, and reliable service at a low cost, giving the Company a competitive advantage over others in the industry. The Company has segmented its private education loan servicing on a distinct platform, created specifically to meet the needs of private education student loan borrowers, their families, the schools they attend, and the lenders who serve them. This ensures access to specialized teams with a dedicated focus on servicing these borrowers.

NDS is one of the leaders in the development of servicing software for guaranty agencies, consumer and private education loan programs, the Federal Direct Loan Program, and FFELP student loans. Many student loan lenders and servicers utilize the Company's software either directly or indirectly. We believe the investments NDS has made to scale its systems and to create a secure infrastructure to support the Department's servicing volume and requirements increase its competitive advantage as a long-term partner in the loan servicing market.

Education Technology Services and Payments

NBS is a service and technology company that operates as the following divisions:

- FACTS
- Nelnet Campus Commerce
- Nelnet Payment Services
- Nelnet International

The majority of this segment's customers are located in the United States; however, the Company also provides services and technology as part of its Nelnet International division primarily in Australia, New Zealand, and Southeast Asia, and believes there are opportunities to increase its customer base and revenues internationally.

See the MD&A – "Education Technology Services and Payments Operating Segment – Results of Operations" for an overview of the seasonality of the business in this operating segment.

A more detailed description of each NBS division is provided below. For a presentation of NBS revenue disaggregated by service offering into tuition payment plan services revenue, payment processing revenue, and education technology services revenue, see the MD&A – "Education Technology Services and Payments Operating Segment – Results of Operations – Summary and Comparison of Operating Results – Education technology services and payments revenue." In the discussion below, revenues from the described products and services are included in education technology services revenue in such presentation, unless specifically indicated otherwise.

FACTS

NBS uses the FACTS brand in the K-12 private and faith-based education markets. FACTS solutions include the following products: financial management; education technology; and education services.

The FACTS brand allows the Company to deliver a comprehensive suite of solutions to schools. FACTS provides services for nearly 12,000 K-12 schools. FACTS generated $312 million and $308 million in revenue for the years ended December 31, 2025 and 2024, respectively.

Financial Management - FACTS is the market leader in educational financial management with services in the following categories: tuition payment plans; financial aid management; advanced accounting; incidental billing; payment forms, and FACTS Giving.

K-12 educational institutions contract with the Company to administer tuition payment plans that allow families to make recurring payments generally over six to 12 months. The Company earns tuition payment plan services revenue by collecting a fee from either the institution or the payer to administer the plan. Additionally, the Company may earn payment processing revenue when families make tuition payments, which is included in payment processing revenue. The Company's financial aid management services, which include grant and aid assessments, help K-12 schools evaluate and determine the amount of financial aid to disburse. The Company earns service revenue by charging a fee for grant and aid applications processed.

The Company's advanced accounting services create efficiencies in school accounting processes with a single system that captures and tracks all tuition and fees. Incidental billing allows schools to bill families for fees that fall outside of regular tuition costs. Payment Forms allows schools to create forms for event registrations and permissions coupled with an automated way to collect payments. The Company earns hosting fees for its advance accounting services and per transaction fees for its incidental billings and Payment Forms products.

The Company's giving solution is a comprehensive donation platform that streamlines donor communications, organizes donor information, and provides access to data analysis and reporting. The Company earns subscription fees and payment processing revenues for these services.

Education Technology - The Company's education technology solutions include the following products: Student Information System (SIS); Family App; Parent Alert; application and enrollment; website services; learning management; and teacher observance and assessment.

FACTS SIS automates the flow of information between school administrators, teachers, and parents and includes administrative processes such as scheduling, cafeteria management, attendance, and grade book management. Family App provides families with mobile access to the information they need and Parent Alert allows for instant communication with families when needed. FACTS SIS, Family App, and Parent Alert are sold as a subscription service to schools.

Application and enrollment provides a paperless experience for the admissions office and provides schools with real-time information as applications and enrollment forms are completed. The Company earns a fee per completed application and/or enrollment form.

Website services is a website content management system for schools to promote and share information with current and prospective families.

The Company's learning management system uses innovations to expand capabilities and engage and motivate learners. In-person and online training and certification is managed with simplified reporting, tracking, and record maintenance. FACTS' technologies allow customers to update certificate programs or create new custom learning programs to meet emerging needs. The Company earns subscription and content creation fees for these services. Additionally, a fee may be earned from learners completing course offerings.

The Company's teacher observation and assessment solution helps schools and districts retain and support their teachers with evidence-based growth opportunities, using video and AI to measure ongoing improvement. The Company earns a subscription fee for this service.

Education Services - The Company's education services include the following products: professional development; coaching; instructional services; and federal funds.

The Company provides customized professional development and coaching services for teachers and school leaders as well as instructional services for students experiencing academic challenges. These services provide continuous advanced learning and professional development while helping private schools identify and attain equitable participation in Title I and Title II federal education programs.

Nelnet Campus Commerce

NBS uses the Nelnet Campus Commerce brand to offer payment technologies to higher education institutions. Nelnet Campus Commerce offers the following products: tuition management and integrated commerce.

Nelnet Campus Commerce provides service for more than 1,200 colleges and universities and serves over 8 million students. Nelnet Campus Commerce generated $148 million and $141 million in revenue for the years ended December 31, 2025 and 2024, respectively.

Tuition Management – Higher education institutions contract with the Company to administer tuition payment plans that allow students to make recurring payments on either a semester or annual basis. The Company earns tuition payment plan services revenue by collecting a fee from either the student or school to administer the plan. Additionally, the Company may earn payment processing revenue when students make tuition payments, which is included in payment processing revenue.

Nelnet Billing & Payments allows schools to send automated bills for tuition and fees, housing, parking, and other campus service offerings and allows students to safely make online payments from anywhere. Nelnet Refunds helps schools stay compliant with federal refund regulations and allows students choice in their refund method. The Company earns hosting, per transaction, and credit card processing fees for its Nelnet Billing & Payments and Nelnet Refunds products. Credit card processing fees are included in payment processing revenue.

Integrated Commerce – Nelnet Campus Commerce integrated commerce solutions help schools maintain revenue sources across campuses including in-person payments, online shopping experiences, and a mobile app. Nelnet Storefront provides online stores for departments across campuses. Nelnet Cashiering allows higher education institutions to manage all in-person payments on campus. Nelnet Checkout streamlines all payments through one system. The Company earns hosting, per transaction, and credit card processing fees for its integrated commerce solutions. Credit card processing fees are included in payment processing revenue.

Nelnet Payment Services

Nelnet Payment Services delivers secure payment processing solutions for the other divisions of NBS and certain Nelnet businesses, as well as for third-party industries and software platforms nationwide. Nelnet Payment Services offers Payment Card Industry (PCI) compliant mobile, in-person, and online solutions for customers to collect, process, and view credit card and Automated Clearing House (ACH) payments. Nelnet Payment Services earns payment processing revenues through fees for credit card and ACH transactions. Nelnet Payment Services generated $64 million and $59 million in revenue for the years ended December 31, 2025 and 2024, respectively.

Nelnet International

NBS uses the Nelnet International brand to serve customers in the education, local government, and health care industries. Nelnet International products include services and technology that align with the similarly named product categories for FACTS and Nelnet Campus Commerce, including an integrated commerce payment platform, financial management and tuition payment plan services, and a school management platform.

Nelnet International provides its services and technology to more than 600 schools in almost 70 countries, with the largest concentrations in Australia, New Zealand, and the Asia-Pacific region. Nelnet International generated $9 million in revenue for each of the years ended December 31, 2025 and 2024, respectively.

The Company is the largest provider of tuition management and financial needs assessment services to the private and faith-based K-12 market in the United States. Competitors include financial institutions, tuition management providers, financial needs assessment providers, accounting firms, and a myriad of software companies.

In the higher education market, the Company targets business offices at colleges and universities. In this market, the primary competition is from a relatively small number of campus commerce and tuition payment providers, as well as solutions developed in-house by colleges and universities.

The Company believes its principal competitive advantages are (i) the customer service it provides to institutions and consumers, (ii) the technology provided with the Company's service, and (iii) the Company's ability to integrate its technology with the institution clients and their third-party service providers. The Company believes its clients select products primarily based on technological features, functionality, and the ability to integrate with other systems, but price and service also impact the selection process.

Nelnet Financial Services

NFS includes the reportable operating segments of AGM and Nelnet Bank. NFS's other operating segments that are not reportable include the operating results of:

- Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casualty policies
- Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary
- The Company's ownership and activities in real estate
- The Company's ownership and management of its bond portfolio (primarily student loan and other asset-backed securities)

Asset Generation and Management

AGM includes the acquisition, management, and ownership of the Company's loan assets (excluding loan assets held by Nelnet Bank). Loans consist of federally insured student, private education, consumer, and other loans, including residual interests therein. As of December 31, 2025, AGM's loan portfolio was $8.7 billion.

The majority of AGM's loan portfolio (85.5% as of December 31, 2025) is federally insured. The Company earns net interest income on its loan portfolio and generates a substantial portion of its earnings from the spread, referred to as "loan spread," between the yield it receives on its loan portfolio and the associated costs to finance such portfolio. See the MD&A - "Nelnet Financial Services Division - Results of Operations - Asset Generation and Management Operating Segment - Loan Spread Analysis," for further details related to loan spread. In addition, all costs and activity associated with managing the portfolio, such as servicing of the assets, debt maintenance, and administration costs, are included in this reportable operating segment. AGM also derives revenue by providing loan administration services to third-party loan portfolio owners.

Origination and acquisition

The Company is actively acquiring consumer and other non-FFELP loans or residual interests therein (see below under "Beneficial interest in loan securitizations") and plans to expand these portfolios to diversify its asset base. During 2025, the Company purchased $629.7 million of consumer and other non-FFELP loans (excluding Pay Later receivables as discussed below). AGM's competition for the purchase of loan portfolios includes banks, investment funds, and other finance companies.

During 2025, the Company began to purchase Pay Later receivables via a forward flow agreement from an unrelated third party. Pay Later receivables enable consumers to purchase goods or services at the time of the transaction and split their purchase into installment payments. The Company purchases Pay Later receivables at a discount, and accretes the discount into interest income over the estimated life of the receivable. As of December 31, 2025, the balance of Pay Later receivables was $744.2 million.

Beneficial interest in loan securitizations

AGM has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "other investments and notes receivable, net" on the Company's consolidated balance sheets. The Company's partial ownership in each loan securitization grants the Company the right to receive the corresponding percentage of cash flows generated by the securitization. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2025, the Company's ownership correlates to approximately $1.83 billion of loans included in these securitizations.

Nelnet Bank

Nelnet Bank operates as an internet industrial bank franchise with a home office in Salt Lake City, Utah. Nelnet Bank is governed by a board of directors, a majority of the members of which are independent of the Company. As a consolidated subsidiary of the Company, the Bank's assets, liabilities, results of operations, and cash flows are reflected in the Company's consolidated financial statements, and the industrial bank charter allows the Company to maintain its other diversified business offerings. The growth of Nelnet Bank is primarily driven by its ability to achieve loan growth by originating and purchasing loan portfolios while sustaining credit quality and maintaining cost-efficient funding sources to support the loan originations and portfolio purchases. Asset growth at Nelnet Bank has also been achieved via purchases of high-quality investments (primarily student loan and consumer asset-backed securities and collateralized loan obligations). As of December 31, 2025, Nelnet Bank's investment portfolio was $1.08 billion.

Loans

Nelnet Bank offers refinance and in-school private education loan options. Unsecured consumer loans consist of home improvement loans and refinance loans for consumers to consolidate debt. Nelnet Bank also owns a portfolio of federally insured student loans. Nelnet Bank extends consumer loans to borrowers in all 50 states plus the District of Columbia. As of December 31, 2025, Nelnet Bank's loan portfolio was $957.6 million.

Deposits

Nelnet Bank's deposits are interest-bearing and primarily consist of brokered certificates of deposit (CDs), retail and other savings deposits and CDs, and intercompany deposits. Retail and other savings deposits include deposits from Educational 529 College Savings plans, Health Savings plans, retirement savings plans, Short Term Federal Investment Trust (STFIT), and Federal Deposit Insurance Corporation (FDIC) sweep deposits. The intercompany deposits are deposits from Nelnet, Inc. (parent company) and its subsidiaries and include a pledged deposit of $40.0 million from Nelnet, Inc., as required under a Capital and Liquidity Maintenance Agreement with the FDIC, deposits required for intercompany transactions, operating deposits, and NBS custodial deposits consisting of tuition payments collected which are subsequently remitted to the appropriate school. The Bank accepts, through various partners, non-brokered large omnibus accounts structured to allow FDIC insurance to flow through to underlying individual depositors. These omnibus accounts include the Educational 529 College Savings and Health Savings plans, STFIT, and FDIC sweep deposits.

A network of brokers provides brokered CDs as a stable source of funding. Retail, commercial, and institutional deposits are sourced through a direct banking platform and a deposit marketplace which provide diversified funding sources. As of December 31, 2025, Nelnet Bank had $1.76 billion of deposits, of which $93.8 million were intercompany deposits. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

<u>NFS Other Operating Segments</u>

Nelnet Insurance Services

The Nelnet Insurance Services operating segment leverages the Company's captive insurance companies' capital through multiple reinsurance treaties with third parties on primarily property and casualty policies. As of December 31, 2025, the Company had 5 treaties that reinsure risk on approximately 80 different insurance programs issued by 5 carriers. The Company has entered into arrangements to cede a portion (33% - 50%) of its exposure to a third party for certain treaties. For the year ended December 31, 2025, the Company recognized $107.5 million in reinsurance premiums (net of $76.3 million retroceded to a third party). In addition to premium revenue, the Company earns investment income on its capital and cash premiums it receives, until such amounts are paid out for claims. If premiums exceed the total amount of expenses and eventual claim losses, the Company recognizes an underwriting profit that adds to the investment income earned. Conversely, if the total amount of expenses and eventual claim losses exceed premiums, the Company would recognize an underwriting loss.

Whitetail Rock Capital Management, LLC

Whitetail Rock Capital Management, a subsidiary of the Company, is an SEC-registered investment advisor. As of December 31, 2025, WRCM had $3.3 billion in assets under management for third-party customers, consisting of student loan asset-backed securities ($2.3 billion), collateralized loan obligation securities ($0.1 billion), and Nelnet stock ($0.9 billion) - primarily shares of Class B common stock. WRCM's core assets under management are FFELP asset-backed securities. As new FFELP loans are not being originated, WRCM is beginning to transition away from FFELP asset-backed securities to additional asset-backed asset classes. WRCM earns annual management fees of 10 basis points to 25 basis points for asset-backed securities under management (management fees) and a share of the gains from securities being called or sold prior to the position's expected modeled maturity (performance fees). WRCM earns annual management fees of five basis points for Nelnet stock under management. During 2025, WRCM earned $5.4 million and $1.0 million in management and performance fees, respectively.

Real estate

As of December 31, 2025, the Company held ownership interests in 55 real estate properties across the United States, with a carrying value of $233.2 million, which are accounted for under the equity method of accounting. The Company has contributed $253.4 million of capital related to its ownership of these properties. In most instances, the Company partners with third parties that possess asset-specific and/or geographic expertise and are responsible for the day-to-day operations of the underlying properties. The Company's real estate portfolio consists of commercial properties, including office, industrial, multifamily, and mixed-use assets.

Bond portfolio

The Company owns and manages a bond portfolio, primarily student loan and other asset-backed securities. Included in NFS's debt securities portfolio are $292.2 million (par value) of the Company's own asset-backed securities (bonds and notes payable) that were issued to finance student loans that the Company repurchased in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. As of December 31, 2025, the par value and fair value of the Company's debt securities held in the NFS division, including its own asset backed securities, was $561.3 million and $532.9 million, respectively. Historically, the Company has entered into repurchase agreements (debt), the proceeds of which are collateralized by a portion of the asset-backed securities (bond portfolio). There was no debt outstanding in 2025.

<u>Risk management</u>

Credit risk

AGM and Nelnet Bank's portfolio of federally insured student loans is subject to minimal credit risk, as these loans are guaranteed by the Department at levels ranging from 97% to 100%. Such guarantees are further discussed in Risk Factors - "If we fail to comply with the requirements to maintain the federal guarantees for the FFELP loans we service for us and for third parties, we may lose our guarantees or incur penalties."

AGM and Nelnet Bank's private education, consumer, and other loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default, which increases the Company's exposure to credit risk.

In addition, AGM's partial ownership in loan securitizations (residual interests) grants AGM the right to receive the corresponding percentage of cash flows generated by the securitization. The cash flows generated from the securitizations are highly subject to credit risk arising from borrower defaults.

For additional information on the Company's credit risk, see "Risk Factors - Loan Portfolio - Credit risk - loans and Credit risk - beneficial interest in loan securitizations."

Interest rate risk

Since the Company generates a significant portion of its earnings from its loan spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest income and net income. The Company is exposed to market risk through the management of the Company's loan and investment portfolios. These activities are closely tied to those related to the management of the Company's funding and debt. Interest rate risk is further outlined in the MD&A - "Nelnet Financial Services Division - Results of Operations - Asset Generation and Management Operating Segment - Loan Spread Analysis" and Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

Corporate

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities. Corporate includes the following items:

- Shared service activities related to human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services

- Corporate costs and overhead functions not allocated to operating segments, including executive management, innovation initiatives, and other holding company organizational costs

- The operating results of the Company's participation in renewable energy solar developments through tax equity structures and administrative and management services provided by the Company on solar tax equity investments made by third parties

- The operating results of Nelnet Renewable Energy, the Company's solar engineering, procurement, and construction business. The Company sold its ownership interest in Nelnet Renewable Energy during the fourth quarter of 2025.

- The operating results of certain of the Company's investment activities, including its ownership in ALLO Holdings LLC, a holding company for ALLO Communications LLC (collectively referred to as "ALLO") and early-stage and emerging growth companies (venture capital)

- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions

- Other product and service offerings that are not considered reportable operating segments

<u>Renewable Energy Solar Developments</u>

The Company has equity interests in partnerships that make solar tax equity contributions in entities that promote renewable energy sources. As of December 31, 2025, the Company has contributed $355.6 million, and third-party partners have contributed $416.0 million, in tax equity to renewable energy solar partnerships that support the development and operations of solar, fuel cell, and battery storage projects across the United States. These contributions provide a federal income tax credit under the Internal Revenue Code, currently equaling 30% to 70% of the eligible project cost, with the tax credit available when the project is placed in service. The Company is then allowed to reduce its tax estimates paid to the U.S. Treasury based on the credits earned. In addition to the credits, the Company structures the partnerships to receive quarterly distributions of cash from the operating earnings of the solar project for a period of at least five years after the project is placed in service. After that period, the contractual agreements typically provide for the Company's entire interest in the projects to be sold at the fair market value of the discounted forecasted future cash flows allocable to the Company. Given the relatively modest amount of capital funded to solar developments at any point in time, together with the Company's expertise in underwriting these assets, management believes this activity represents an effective use of capital within its broader capital deployment strategy.

In addition to the Company's tax equity contributions to solar partnerships, the Company is syndicating a portion of such contributions with third-party partners with similar tax attributes. The Company has developed expertise in sourcing, underwriting, closing, and managing these projects and believes it has strong relationships with solar developers throughout the country. The Company contributes at least 10% of the tax equity requirements for each development, with its syndication partners taking the remaining share. The Company earns upfront management fees and performance fees from third-party partners which are typically five to six percent of the capital contributed by the third-party partner, in the aggregate. These fees are recognized as income over the duration of the investment (typically five years). The Company contributed a total of $147.9 million in tax equity during 2025 on behalf of its third-party partners. Due to the management and control of each of these partnerships, such partnerships are consolidated on the Company's consolidated financial statements, with the third-party partner's portion being presented as noncontrolling interests. In addition, during 2025, third-party syndication partners contributed $32.8 million directly into tax equity solar partnerships which are not included in the Company's consolidated financial statements; however, these contributions are managed by the Company and the Company receives management and performance fees on such activity. The Company also provides consulting services to developers of solar projects and earns a contingent fee at time of monetization of the tax credit by the developer. The fee is based on the increase in economic benefits realized by the project. In 2025, the Company recognized $13.1 million in revenue for such consulting services.

Nelnet Renewable Energy (NRE)

NRE was the Company's solar construction subsidiary, providing full-service engineering, procurement, and construction (EPC) services. The Company entered the EPC business through its acquisition of GRNE Solar in July 2022. Following the acquisition, NRE experienced low and, in certain cases, negative margins on projects. In addition, changes in legislation reducing clean energy tax incentives, tariff uncertainty, and rising construction costs adversely affected revenue and net income. As a result of these factors, the Company sold NRE in November 2025. For the year ended December 31, 2025, NRE generated a net loss before taxes of $57.5 million. Although the Company retained a limited number of construction contracts to complete following the sale, the Company does not expect the operating results from such contracts to be significant in future periods.

Business diversification

The Company has broadened its business mix, both within and beyond its historical education-focused activities, including active engagement and ownership interests in ALLO and early-stage and emerging growth companies (venture capital).

ALLO

The Company provided fiber communication services through ALLO, a former majority-owned subsidiary, until a recapitalization in 2020 resulted in a deconsolidation of ALLO from the Company's consolidated financial statements. The Company continues to hold a partial ownership in ALLO. In June 2025, ALLO executed a financing transaction and used the proceeds to redeem membership interests from certain members in ALLO, including Nelnet (the "Transaction"). As part of the Transaction, ALLO redeemed all of Nelnet's outstanding preferred membership interest, including the preferred return accrued on such membership interest. In addition, ALLO redeemed more than 50% of Nelnet's voting membership interest in ALLO. At the closing of the Transaction, Nelnet received cash proceeds of $410.9 million from ALLO related to these redemptions and recognized a pre-tax gain of $175.0 million, attributable to the redemption of the voting membership interest.

As a result of the Transaction, Nelnet's ownership of voting membership interest in ALLO decreased from 45% to 27%, which the Company continues to account for under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. As of December 31, 2025, the carrying amount of the Company's voting membership interest in ALLO was $0. The Company believes the fair value of its voting membership interest in ALLO is significantly greater than its carrying value.

ALLO derives its revenue primarily from the sale of telecommunication services, including internet, telephone, and television services to business, governmental, and residential customers. As of December 31, 2025, ALLO served approximately 157,000 residential customers and had approximately 74,000 business lines, increases from approximately 135,000 and approximately 61,000 as of December 31, 2024, respectively. For the year ended December 31, 2025, ALLO recognized approximately $260 million in revenue. ALLO uses debt to fund a significant portion of its operations and capital needs. As of December 31, 2025, ALLO had $1.41 billion of debt outstanding, an increase from $1.14 billion as of December 31, 2024.

Venture capital

The Company holds partial ownership interests in early-stage and emerging growth companies, as well as in various funds. As of December 31, 2025, the venture capital team within the Corporate segment manages a diversified portfolio comprising partial ownership in approximately 110 operating companies and 45 funds, with an aggregate carrying value of $326.9 million. The largest position in the Company's venture capital portfolio is Hudl, Inc. ("Hudl"). As of December 31, 2025, the Company's carrying value of Hudl was $172.5 million. The Company accounts for its ownership in Hudl using the measurement alternative method (at cost, plus or minus changes resulting from observable price changes in orderly transactions). The Company believes the fair value of its ownership in Hudl is significantly greater than its carrying value. Hudl is a leading sports performance analysis company, and its software provides more than 325,000 teams across more than 40 sports and in 140 countries the insights to be more competitive. David S. Graff, a member of the Company's Board of Directors, is a co-founder, the chief executive officer, and a director of Hudl.

Regulation and Supervision

The Company's businesses operate in highly regulated environments and are subject to extensive federal, state, and international laws and supervision. These requirements affect nearly all aspects of operations, including loan servicing, payments, data privacy and security, banking, insurance, and government contracting. Failure to comply with applicable laws or regulatory expectations could result in fines, penalties, increased compliance costs, contractual remedies, restrictions on business activities, reputational harm, or the loss of licenses, approvals, or government programs. Regulatory requirements continue to evolve and may materially increase the Company's operating costs or limit its ability to offer products and services.

Loan Servicing and Systems

The Company's loan servicing operations are subject to a broad framework of federal and state consumer protection, financial services, privacy, and sanctions laws. These include laws governing student loans, consumer lending disclosures, fair lending, credit reporting, electronic communications and payments, military borrower protections, bankruptcy, anti-money laundering, economic sanctions, and prohibitions on unfair, deceptive, or abusive acts or practices, as well as comparable state laws and licensing regimes.

As a servicer of federally insured and guaranteed student loans, the Company is subject to the Higher Education Act (HEA) and related regulations and oversight by the Department. The HEA regulates all material aspects of the federally insured student loan program. Non-compliance could result in fines, remediation and legal costs, loss of insurance and related federal guarantees, suspension or termination of the right to participate in federal programs, and reputational harm. Although the HEA has not been formally reauthorized since 2008, it continues to be extended, and the Company monitors legislative and regulatory developments for potential operational impacts.

The Company's servicing contracts with the Department also require compliance with applicable provisions of the Federal Acquisition Regulation governing government contractors.

The Company's servicing activities are subject to supervision and enforcement by the Consumer Financial Protection Bureau (CFPB), which has authority to examine operations, issue regulations, enforce consumer financial protection laws, and impose fines or restitution. State attorneys general and regulators may also bring enforcement actions under state consumer protection and licensing laws, which may differ from or exceed federal standards and could limit the Company's ability to operate uniformly across jurisdictions.

As a third-party service provider to financial institutions, the Company is subject to oversight expectations established by the Federal Financial Institutions Examination Council (FFIEC).

The Company is also subject to increasingly stringent data privacy and information security requirements under federal and state law and industry standards. Actual or perceived failures in data protection or incident response could result in regulatory actions, litigation, remediation and legal costs, fines, reputational harm, and increased oversight.

Many states require loan servicers to obtain licenses and submit to examinations and ongoing supervision. The rapidly evolving state regulatory landscape increases compliance complexity and costs and creates risk of inconsistent or conflicting requirements. Failure to comply with applicable state laws could result in loss of licenses, enforcement actions, contractual breaches, and litigation.

<u>Canadian Operations</u>

Following the February 2, 2026 acquisition of NDS Canada, the Company is subject to Canadian federal and provincial laws governing student financial assistance, privacy, foreign investment, competition, and anti-money laundering. These include the Canada Student Loans Act, Canada Student Financial Assistance Act, federal and provincial privacy frameworks (including Canada's Personal Information Protection and Electronic Documents Act and Québec's Law 25), and oversight by agencies such as the Financial Transactions and Reports Analysis Centre of Canada and the Office of the Superintendent of Financial Institutions. Compliance with these regimes increases operational complexity, and non-compliance could result in regulatory actions, litigation, remediation and legal costs, fines, heightened oversight, reputational harm, and service disruption.

Education Technology Services and Payments

The Company's education technology and payment processing services are subject to federal and state laws governing electronic payments, consumer disclosures, and financial transactions, including requirements applicable to ACH and card networks. Contracts with clients and bank partners require compliance with these frameworks.

The Company's higher education clients are subject to laws protecting student information, including the Family Education Rights and Privacy Act (FERPA) and, in certain cases, the Gramm-Leach-Bliley Act (GLBA). The Company's handling of student and financial data must comply with these requirements and applicable contractual restrictions. Violations could result in loss of access to client data, remediation and legal costs, fines, and reputational harm.

The Company also provides services involving personal information of minors and is subject to federal and state children's privacy laws, including the Children's Online Privacy Protection Act, which impose heightened compliance obligations. In addition, services provided to clients with international operations may be subject to foreign privacy regimes, including the European Union's General Data Protection Regulation (GDPR) and similar laws with extraterritorial application.

Regulatory scrutiny of tuition payment plans and other educational financing products has increased at both the federal and state level. Changes in law or regulatory interpretation could affect product design and availability, disclosures, and client participation.

Nelnet Financial Services

Nelnet Bank

Nelnet Bank is a Utah-chartered industrial bank regulated by the FDIC and the Utah Department of Financial Institutions (UDFI). It is subject to extensive federal and state banking laws designed to ensure safety and soundness, consumer protection, and compliance with anti-money laundering and privacy requirements. Deposits are insured by the FDIC up to applicable limits.

As an FDIC-insured institution, the Bank is subject to capital requirements, risk management standards, deposit insurance assessments, restrictions on brokered deposits, and periodic examinations. While the Bank is not currently subject to statutory stress testing requirements, it conducts internal stress testing and provides results to regulators upon request.

As a Utah industrial bank, the Bank is also subject to state supervision, capital and surplus requirements, lending limits, governance standards, and examination and reporting obligations.

Nelnet, Inc. (the parent) is not a bank holding company under the Bank Holding Company Act and therefore is not subject to the federal regulations applicable to bank holding companies.

Reinsurance

The Company's reinsurance operations are conducted through Utah-domiciled captive insurance companies regulated by the Utah Insurance Department. The captives are subject to licensing, capital and surplus requirements, regulatory examinations, and ongoing reporting obligations. Failure to comply with applicable insurance laws or regulatory expectations could restrict operations and require additional capital.

Corporate and Other Regulatory Matters

Across its businesses, the Company is subject to an expanding and increasingly complex set of domestic and international data privacy and information security laws. These include requirements under the GLBA, the FERPA, the Fair Credit Reporting Act, state comprehensive privacy laws, and international regimes such as the GDPR. These laws impose obligations relating to transparency, data governance, security safeguards, and breach response, and provide for significant penalties and extraterritorial enforcement.

The Company's renewable energy business is also subject to evolving federal, state, and local laws and regulations, including those that incentivize renewable energy production. Changes in these laws could affect project economics and operating results.

Intellectual Property

The Company owns a significant number of trademarks and service marks ("Marks") to identify its various products and services. The Company actively asserts its rights to these Marks when it believes infringement may exist. The Company believes its Marks have developed and continue to develop strong brand-name recognition in the industry and the consumer marketplace. The Company owns many copyright-protected works, including its various computer system codes and displays, websites, and marketing materials. The Company also has trade secret rights to many of its processes and strategies and its software product designs. The Company's software products are protected by both registered and common law copyrights, as well as strict confidentiality and ownership provisions placed in license agreements, which restrict the ability to copy, distribute, or improperly disclose the software products. The Company also has adopted internal procedures designed to protect the Company's intellectual property.

Human Capital Resources

The Company's associates are critical to its success, and the executive team puts significant focus on human capital resources. In addition, the executive team regularly updates the Company's board of directors and its committees on the operation and status of human capital trends and activities.

Headcount data

Total associate headcount as of December 31, 2025, follows:

	Number	Percent of total
NDS	2,971	51.7 %
NBS	2,065	36.0
NFS	98	1.7
Corporate and other	610	10.6
	5,744	100.0 %

None of the Company's associates are covered by collective bargaining agreements. The Company is not involved in any material disputes with any of its associates, and the Company believes that relations with its associates are good.

Employee recruitment, engagement, and retention

The Company works diligently to attract the best talent from a broad range of sources that are expected to meet the current and future demands of its businesses, and has established relationships with trade schools, universities, professional associations, and industry groups to proactively attract talent.

In 2025, the Company conducted an associate culture survey that resulted in an overall engagement score of 79 out of 100, improving from the prior survey conducted in 2023, which recorded a score of 74. The Company's management team collected all the feedback and continues to focus on making associate-suggested changes so the Company becomes an even better place to work. The Company will conduct its next associate culture survey in the third quarter of 2026.

For 2025, associate voluntary turnover was 14%, a decrease from 15% in 2024 and 24% in 2023. The average associate has eight years of tenure.

Talent, development, and training

The Company's talent strategy is focused on attracting the best talent from a broad range of sources, recognizing and rewarding associates for their performance, and continually developing, engaging, and retaining associates.

The Company is committed to the continued development of its people. Strategic talent reviews and succession planning occur on a planned cadence annually across all business areas. The executive team convenes meetings with senior leadership and the board of directors to review top enterprise talent.

Training is provided in a number of formats to accommodate the learner's style, location, and technological knowledge and access, including instructor-led courses and hundreds of online courses in the Company's learning management system. The Company also offers tuition assistance to associates for degree programs, non-degree seeking individual classes, or certificate programs.

Competitive pay, benefits, and wellness

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and associates, is that the Company will pay fair, competitive, and equitable compensation designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both the individual's performance and the performance of their respective business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging equity ownership in the Company, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive, internally consistent, and aligned with the philosophy of a performance-based organization. The Company provides a comprehensive benefits package, opportunities for retirement savings, and a robust wellness program.

Culture and values

The Company believes acting ethically and responsibly is the right thing to do, and it embraces core values of open, honest communication in work environments. The Company is also committed to strengthen the communities in which the Company does business; and as part of this philosophy, encourages and supports its associates to contribute time, talent, and resources to support causes and organizations within their local area.

Available Information

The Company's internet website address is www.nelnetinc.com and the Company's investor relations website address is www.nelnetinvestors.com. Copies of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available on the Company's investor relations website free of charge as soon as reasonably practicable after such reports are filed with or furnished to the SEC. The Company routinely posts important information for investors on its investor relations website.

The Company has adopted a Code of Ethics and Conduct that applies to directors, officers, and associates, including the Company's principal executive officer and its principal financial and accounting officer, and has posted such Code of Ethics and Conduct on its investor relations website. Amendments to and waivers granted with respect to the Company's Code of Ethics and Conduct relating to its executive officers and directors, which are required to be disclosed pursuant to applicable securities laws and stock exchange rules and regulations, will also be posted on its investor relations website. The Company's Corporate Governance Guidelines, Audit Committee Charter, People Development and Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Risk and Finance Committee Charter, and Compliance Committee Charter are also posted on its investor relations website.

Information on the Company's websites is not incorporated by reference into this report and should not be considered part of this report.

ITEM 1A. RISK FACTORS

We and our businesses are subject to a variety of risks. This section discusses material risk factors that could have a material adverse impact on our business, financial condition, results of operations, liquidity, and an investment in us. Although this section highlights key risk factors, other risks may emerge at any time, and we cannot predict all risks or estimate the extent to which they may affect us.

Loan Portfolio

Our loan portfolios, and residual interests therein, are subject to credit risk, prepayment risk, and certain risks related to interest rates, and the derivatives we use to manage interest rate risks, each of which could reduce the expected cash flows and earnings on our portfolios.

Credit risk - loans

Our loan portfolio is subject to credit risk, including the risk that borrowers may be unable or unwilling to repay their obligations. We estimate our allowance for loan losses using a range of quantitative and qualitative factors, including repayment and delinquency status; loan program type; historical and current default trends based on internal experience and industry data; prior loss experience; trends in claims rejected by guarantors on federally insured student loans; changes to federal student loan programs; borrower FICO scores; and current and forecasted macroeconomic conditions, including unemployment levels, gross domestic product, and consumer price inflation, as well as other relevant qualitative considerations.

As of December 31, 2025, 78.8% of our loan portfolio is federally guaranteed, which substantially limits our exposure to credit losses on those loans. However, our private education and consumer loan portfolios are unsecured and expose us to the full risk of loss in the event of borrower default. We are actively expanding our acquisition of private education and consumer loan portfolios, which increases our overall exposure to credit risk.

If defaults on loans we hold are higher than anticipated, whether due to adverse economic conditions, changes in regulatory or operating environments, inaccurate underwriting assumptions, or other unforeseen factors, or if actual credit performance is significantly worse than our estimates, we may be required to increase our allowance for loan losses. Many of our consumer loans, including Pay Later receivables, are underwritten, serviced, and collected by third-parties that we do not control. Any increase in defaults would result in higher provisions for loan losses and could materially and adversely affect our consolidated results of operations and financial condition.

Credit risk - beneficial interest in loan securitizations

We own partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "other investments and notes receivable, net" on our consolidated balance sheets. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2025, our ownership correlates to approximately $1.83 billion of loans included in these securitizations. As of December 31, 2025, the investment balance on our consolidated balance sheet of its beneficial interest in loan securitizations was $194.8 million.

Our partial ownership percentage in each loan securitization grants us the right to receive the corresponding percentage of cash flows generated by the securitization. The cash flows generated from the securitizations are highly subject to credit risk (defaults). If defaults are higher than management's current estimate, future cash flows and investment interest income (earnings) from these securitizations would be adversely impacted. In addition, the value of the current investment balance may not be recoverable, resulting in an adverse impact to our operating results. A change in the Company's estimate of future cash flows based on cumulative loss expectations may result in an increase to the Company's established allowance for credit losses (and related provision expense) related to these investments.

Prepayment risk

Higher rates of prepayments of loans reduces our loan interest income from our loan portfolio and investment interest income on our beneficial interest in loan securitizations.

The Higher Education Act allows borrowers to prepay FFEL Program loans at any time without penalty. Prepayments on our federally insured loan portfolio have resulted and may continue to result from consolidations of student loans by the Department through the Federal Direct Loan Program or by a lending institution through a private education or unsecured consumer loan, which historically tend to occur more frequently in low interest rate environments; from borrower defaults on federally insured loans, which will result in the receipt of a guaranty payment; and from voluntary full or partial prepayments; among other things.

Beginning in late 2021, we experienced accelerated run-off of our FFELP loan portfolio as borrowers consolidated into the Federal Direct Loan Program, driven by Department initiatives under the Biden Administration and the CARES Act payment and interest pause beginning in March 2020 through August 2023. Subsequent developments, including the Supreme Court's invalidation of broad-based debt relief, withdrawal of rulemaking efforts, and litigation pausing implementation of the SAVE income-driven repayment plan, have reduced consolidation incentives. These factors have resulted in a significant decrease in FFELP borrowers consolidating their loans into the Federal Direct Program since August 2024.

While more unlikely now under the Trump Administration, if the federal government or the Department initiate additional loan forgiveness or cancellation, other repayment options or plans, or consolidation loan programs, such initiatives could increase prepayments and reduce interest income. Even if a broad debt cancellation program only applied to student loans held by the Department, such program could result in a significant increase in consolidations of FFELP loans to Federal Direct Loan Program loans and a corresponding increase in prepayments with respect to our FFELP loan portfolio, and also a decrease in our third-party FFELP loan servicing revenues.

We cannot predict how or what programs or policies will be impacted by any actions that the Trump Administration or Congress may take, the timing of when such programs or policies may be implemented, and/or the ultimate outcome thereof. In addition, any changes to government programs or policies may be legally challenged, which may affect the extent and timing of these changes and the resulting impact they may have on our businesses, financial condition, or results of operations. New or modified Government programs or policies may lead to increased call volumes and have a negative effect on the level of service we are able to provide.

Sustained higher prepayment levels and/or a significant increase in prepayment levels could have a material adverse effect on our revenues, cash flows, profitability, and business outlook, and, as a result, could have a material adverse effect on our business, financial condition, or results of operations, including loan interest income in our AGM and Nelnet Bank segments, investment interest income on our beneficial interest in loan securitizations, FFELP servicing revenue in our LSS segment, investment advisory services revenue earned by WRCM on FFELP loan asset-backed securities under management, and interest income earned on our FFELP loan asset-backed securities investments.

Interest rate risk - basis and repricing risk

We fund the majority of the FFELP student loan assets in our AGM segment with 30-day or 90-day Secured Overnight Financing Rate (SOFR) indexed floating rate securities. Meanwhile, the interest earned on our FFELP student loan assets is indexed to 30-day average SOFR, three-month commercial paper, and three-month Treasury bill rates. The differing interest rate characteristics of our loan assets versus the liabilities funding these assets result in basis risk, which impacts the excess spread earned on our loans. We also face repricing risk due to the timing of the interest rate resets on our liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on our assets, which generally occur daily. In a declining interest rate environment, this may cause our variable student loan spread to compress, while in a rising interest rate environment, it may cause the variable spread to increase.

As of December 31, 2025, our AGM segment had $7.0 billion, $0.2 billion, and $0.2 billion of FFELP loans indexed to the 30-day average SOFR, three-month commercial paper, and three-month Treasury bill rate, respectively, all of which reset daily, and $1.4 billion of debt indexed to 90-day SOFR, which resets quarterly, and $5.0 billion of debt indexed to 30-day SOFR, which resets monthly. While these indices are all short term in nature with rate movements that are highly correlated over a longer period of time, the indices' historically high level of correlation may be disrupted in the future due to capital market dislocations or other factors not within our control. In such circumstances, our business, financial condition, or results of operations could be materially adversely affected.

Interest rate risk - use of derivatives

We use derivative instruments to manage interest rate sensitivity. See note 6 of the notes to consolidated financial statements included in this report for additional information on derivatives used by us to manage interest rate risk. Most of these derivatives do not qualify for hedge accounting, and changes in their fair value are recognized in earnings. As a result, movements in interest rates and shifts in the yield curve can materially affect the valuation of our derivatives and our results of operations.

Interest rate risk management is complex, and our strategies may not fully mitigate exposure. Because certain derivatives are not fully matched to specific loan pools or hedged on a notional or duration basis, we may be under or over hedged, which could result in material losses. In addition, if interest rates move differently than expected, our derivatives may generate significant mark-to-market losses and increase earnings volatility, which could have a material adverse effect on our business, financial condition, and results of operations.

Certain derivative transactions are subject to clearing requirements, which require us to post substantial collateral and may negatively affect liquidity or limit our ability to use derivatives, although they reduce counterparty risk. Non-centrally cleared derivatives expose us to counterparty credit risk. Nelnet Bank's derivatives are non-centrally cleared and are entered into with high-quality counterparties. If a counterparty fails to perform, we could incur a loss equal to the recorded fair value of the derivative, net of collateral. As of December 31, 2025, Nelnet Bank had $245.0 million in notional derivative contracts, with gross fair values of $0.6 million in asset positions and $1.7 million in liability positions.

Interest rate movements also affect daily settlement payments and collateral requirements. Material adverse rate movements or additional derivatives with negative fair values could require significant margin or collateral payments, which could materially and adversely affect our results of operations, liquidity, or capital resources.

Our loan portfolios and other assets and operations could experience adverse impacts from natural disasters, widespread health crises, terrorist activities, or international hostilities.

Natural disasters, widespread health crises, terrorist activities, or international hostilities could affect the financial markets or the economy in general or in any particular region and could lead, for example, to an increase in loan delinquencies, borrower bankruptcies, or defaults that could result in higher levels of nonperforming assets, net charge-offs, and provisions for credit losses, as well as have adverse effects on our other assets and business operations. We cannot predict specifically when and where such events will occur, or the full nature and extent thereof, and our resiliency planning may not be sufficient to mitigate the adverse consequences of such events. The adverse impact of such events could also be increased to the extent that there is insufficient preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that we transact with, particularly those that we depend upon but have no control over.

Liquidity and Funding

Our business involves risks associated with funding loan assets on our balance sheet and in our loan warehouse financing facilities, particularly market, liquidity, and credit risks, which could materially and adversely affect our financial condition, results of operations, and ability to meet our obligations.

We are exposed to market risks due to fluctuations in interest rates, credit spreads, and general market conditions. Changes in these factors may negatively impact the value of our loan portfolio and our ability to secure long-term funding on these assets. Rising interest rates, for instance, could increase the cost of funding our operations, while a widening of credit spreads could reduce the market value of our loan assets. Market volatility could also limit our ability to access the capital markets on favorable terms or at all, potentially leading to a mismatch in the duration and cost of our funding sources compared to the maturity profile of our loan assets.

The majority of our portfolio of loans are funded through asset-backed securitizations that are structured to substantially match the maturities of the funded assets, and there are minimal liquidity issues related to these facilities. We also have loans funded in shorter term warehouse facilities, as described in note 5 of the notes to consolidated financial statements included in this report. The current maturities of the warehouse facilities do not match the maturity of the related funded assets. Therefore, we will need to modify and/or find alternative funding related to the loan collateral in these facilities prior to their expiration. In addition, any noncompliance with financial covenants in these facilities could result in a requirement for the immediate repayment of any outstanding borrowings thereunder.

If we are unable to obtain cost-effective funding alternatives for the loans in the warehouse facilities prior to the facilities' maturities, our cost of funds could increase, adversely affecting our results of operations. If we cannot find funding alternatives, we would have to fund the collateral using operating cash (negatively impacting our liquidity), consider the sale of assets (that could result in losses), and/or lose our collateral, including the loan assets and cash advances, related to these facilities.

Liquidity risk also arises from our need to maintain sufficient cash flows to meet our financial obligations, including debt maturities, and operational expenses. Holding loan assets funded with operating cash on our balance sheet requires us to continually monitor and manage our liquidity position. Adverse market conditions, reduced availability of funding sources, or a downgrade in our credit rating could limit our access to capital and increase our funding costs. Additionally, the illiquid nature of certain loan assets may impede our ability to sell or reallocate assets promptly, potentially resulting in losses or an inability to meet liquidity needs.

While we employ various strategies to mitigate these risks, such as diversifying our funding sources, and performing rigorous credit analysis, there can be no assurance that these measures will be effective under all circumstances. Unforeseen market conditions or systemic disruptions could limit the effectiveness of our risk management strategies and amplify the risks associated with funding loan assets.

Any failure to adequately manage market, liquidity, and credit risks could result in significant financial losses, damage to our reputation, and regulatory scrutiny. These factors may adversely affect our ability to operate effectively, raise capital, and generate sustainable returns for our stakeholders.

We are subject to economic and market fluctuations related to our investments.

We have a substantial investment in student loan and other asset-backed securities that are subject to market fluctuations. As of December 31, 2025, our amortized cost and the fair value of these investments were $1.5 billion. The majority of our asset-backed securities earn floating interest rates with expected returns of approximately SOFR + 50 to 350 basis points to maturity. Our portfolio of asset-backed securities has limited liquidity, and we could incur a significant loss if the investments were sold prior to maturity at an amount less than the original purchase price.

Operations

Our largest fee-based customer, the Department of Education, represented 21% of our revenue in 2025. Our inability to consistently meet service requirements and surpass competitor performance metrics, unfavorable contract modifications or interpretations, or the loss of servicing borrower volume due to broad based debt cancellation by the Department or a decline in borrowing, could significantly lower servicing revenue in our LSS segment, hinder future service opportunities, and have a material adverse impact on our business, financial condition, or results of operations.

As of December 31, 2025, Nelnet Servicing was servicing $434.5 billion of government owned student loans for 11.4 million borrowers. For the year ended December 31, 2025, our LSS segment recognized $364.0 million in revenue from the Department, which represented 21% of our revenue.

Nelnet Servicing provides servicing capabilities for the Department's student aid recipients under a USDS contract, which went live on April 1, 2024. Under the USDS contract, revenue earned on a per borrower blended basis has decreased compared to our legacy contract with the Department.

New loan volume is allocated among the Department servicers based on certain service level and portfolio performance metrics established by the Department and compared among all loan servicers. The amount of future allocations of new loan volume could be negatively impacted if we are unable to consistently surpass comparable competitor and/or other performance metrics. In addition, if any current or future Department servicing contracts become subject to unfavorable modifications or interpretations by the Department, including adverse pricing changes or assessed performance penalties, servicing revenue would be negatively impacted and could result in potential restructuring charges that may be necessary to re-align our cost structure with our servicing operations. Furthermore, the One Big Beautiful Bill (the "Bill") placed caps on federal lending for graduate students and parents of undergraduates, which could reduce future volumes of federal student loan borrowers, while potentially expanding the market for private student lending. In addition, if there is a lack of Federal government appropriations the Department may modify its cost under existing contracts with its servicers and accordingly reduce servicers' required servicing activities, and such modifications could adversely impact the Company's servicing revenue and operating results, as well as the level of service we are able to provide, that may result in additional scrutiny from federal and state government regulatory agencies and reputation damage.

Further, we are partially dependent on our USDS contract to broaden servicing operations with the Department, other federal and state agencies, and commercial clients. The size and importance of this contract provides us the scale and infrastructure needed to profitably expand into new business opportunities. Loss of existing loan volume, whether due to re-allocation to other Department servicers, student debt cancellation to borrowers with loans held by the Department, or otherwise would adversely impact loan servicing revenue and could significantly hinder future opportunities, as well as result in potential restructuring charges that may be necessary to re-align our cost structure with our servicing operations.

The profitability and risk profile of our solar tax equity partnerships may be impacted by the terms and availability of federal incentives and regulatory uncertainty, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities. Additionally, we have risks related to solar construction contracts retained in the sale of NRE.

The financial performance of our solar tax equity partnerships are subject to and dependent upon complex federal, state, and other laws and regulations, including the Inflation Reduction Act (IRA) and the Bill and related guidance from the US Treasury and Internal Revenue Service, which regulate and, in some instances, incentivize the production of renewable energy. Any reductions or adverse modifications to, or the elimination or adverse interpretation of, governmental regulations or incentives that support the energy investment tax credit, including credit percent reductions or earlier sunsetting of policies could negatively impact these investments.

On July 4, 2025, the Bill was enacted into law. Among other substantial changes to the tax code, the Bill significantly reduces tax incentives for clean energy, eliminating or phasing out many of the environmental and clean energy tax credits for commercial projects enabled by the IRA. Prior to the enactment of the Bill, many of those credits were scheduled to remain in effect until 2032 or later. The Bill accelerates the expiration and phasing out of certain clean energy credits. Under the provisions of the Bill, commercial solar facilities must either (i) begin construction before July 4, 2026, in which case they would qualify for up to a four-year continuity safe harbor or (ii) be placed in service by December 31, 2027. The accelerated expiration and phasing out of solar tax credits implemented by the Bill will impact our ability to continue to invest in solar projects beyond the phase out periods. In addition, the Bill introduced complex new "foreign entity of concern" restrictions on solar projects that begin construction after 2025. These new restrictions may adversely impact supply chain costs and availability for solar projects, as well as compliance-related costs, which may further adversely impact solar project viability and risk. These changes in aggregate both limit the viability of solar tax equity partnerships themselves as well as the total pool of credits from which our tax equity opportunities are created.

For the majority of our solar tax equity partnerships, the HLBV method of accounting results in accelerated losses in the initial years of investment. The HLBV method is both complex and subject to differing interpretations in relation to its application, which also creates risk relative to our accounting for these investments. In 2025 and 2024, we recognized net losses (before income taxes) on our solar tax equity partnerships of $29.0 million and $6.5 million, respectively, that included $27.9 million and $4.6 million, respectively, of losses that were attributed to noncontrolling interest partners.

Our solar tax equity partnerships are designed to generate a return primarily through the realization of federal income tax credits at the time the project is placed in service. We are subject to the risk that tax credits previously recorded by us, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be realized. The inability to realize these tax credits and other tax benefits would have an adverse impact on our financial results. The risk of not realizing the tax credits, other tax benefits, and ongoing cash flow distributions from investment in the projects depends on many factors outside of our control, including changes in tax laws, the ability of the projects to continue operation, and project performance below expected or contracted levels of output or the pricing of output to offtakers being lower than anticipated.

We retained a limited number of solar construction contracts in association with our sale of NRE in November 2025. If the costs to complete such contracts exceed our estimates, we could incur additional losses related to such contracts.

A failure or security breach of our information technology infrastructure could disrupt our businesses, cause material financial losses, result in regulatory action and legal exposure, and damage our reputation.

We operate many different businesses in diverse markets and depend on the secure, efficient, and uninterrupted operation of our computer systems, networks, software, data centers, cloud services providers, telecommunications systems, and the rest of our information technology infrastructure to process, monitor, store, and transmit large numbers of daily transactions, some of which contain personal, confidential, and other sensitive information, in compliance with contractual, legal, regulatory, and our own standards. Such systems and infrastructure could be disrupted because of a cyberattack, unanticipated spikes in transaction volume, extended power outages, telecommunications failures, process breakdowns, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. A significant adverse incident could damage our reputation and credibility, lead to customer dissatisfaction and loss of customers or revenue, and result in regulatory action, in addition to increased costs to service our customers and protect our network. Such an event could also result in large expenditures to repair or replace the damaged properties, networks, or information systems or to protect them from similar events in the future. System redundancy may be ineffective or inadequate, and our business continuity plans may not be sufficient for all eventualities. Any significant loss of customers or revenue, or significant increase in costs of serving those customers, could adversely affect our growth, financial condition, and results of operations. Although we take protective measures we believe to be reasonable and appropriate, our systems, networks, and software may be vulnerable to the increasingly numerous and more sophisticated cyberattacks, and our cybersecurity measures may not be entirely effective.

Information technology infrastructure risks continue to increase in part because of the proliferation of new technologies, the increased use of the internet and telecommunications technologies to support and process customer transactions, the increased number and complexity of transactions being processed, and increased instances of employees working from home and/or using personal computing devices. Also, cyberattack techniques change frequently, generally increase in sophistication, including through the use of artificial intelligence, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, disgruntled customers or consumers, unapproved use of artificial intelligence or machine learning, and hostile foreign governments. Attackers may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information to gain access to our data or that of our customers, such as through "phishing" schemes and other social engineering techniques. A breach, or perceived breaches, of our information security systems, or the intentional or unintentional disclosure, alteration, or destruction by an authorized user of confidential information necessary for our operations, could result in serious negative consequences for us.

Malicious and abusive activities, such as the dissemination of destructive or disruptive software, computer hacking, denial of service attacks, and ransomware or ransom demands to not expose confidential data or vulnerabilities in systems, have become more common. These activities could have material adverse consequences on our network and our customers, including degradation of service, excessive call volume, and damage to our or our customers' equipment and data. Although to date we have not experienced a material loss relating to cyberattacks or system outage, there can be no assurance that we will not suffer such losses in the future or that there is not a current threat that remains undetected at this time. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, and the size and scale of our services.

We could also incur material losses resulting from the risk of unauthorized access to our computer systems, the execution of unauthorized transactions by employees, unapproved use of artificial intelligence or machine learning, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and failures to properly execute business resumption and disaster recovery plans. In the event of a breakdown in the internal control system, improper operation of systems, or unauthorized employee actions, we could suffer material financial loss, potential legal actions, fines, or civil monetary penalties that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity and damage to our reputation. Even though we maintain insurance coverage to offset costs related to incidents such as a cyberattack, information security breach, or extended system outage, this insurance coverage may not cover all costs of such incidents.

If we are unable to adapt to rapid technological change, take advantage of technological developments, or our software products experience quality problems and development delays, the demand for our products and services may decline.

Our long-term operating results, particularly from our LSS and ETSP segments, depend substantially upon our ability to continually enhance, develop, introduce, and market new products and services. We must continually and cost-effectively maintain and improve our information technology systems and infrastructure in order to successfully deliver competitive and cost-effective products and services to our customers. The widespread proliferation of new technologies and market demands could require substantial expenditures to enhance system infrastructure and existing products and services. If we fail to enhance and scale our systems and operational infrastructure or products and services, our LSS and ETSP segments may lose their competitive advantage, which could have a material adverse impact on our business, financial condition, or results of operations.

Increased demand and competition for available skilled workers across the technology sector may impact our ability to maintain adequate technology and security staffing levels. If we are unable to retain existing talent, or recruit and hire new talent when needed, we may be unable to quickly develop and adopt new technologies, adequately adjust for contingencies, or maintain and improve our existing technology systems and infrastructure.

Our products and services are based on sophisticated software and computing systems that often encounter development delays, and the underlying software may contain undetected bugs or other defects that interfere with its intended operation. Quality problems with our software products, with transferring between systems, or with errors or delays in our processing of electronic transactions, could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential clients, damage to our reputation, or exposure to liability claims.

Our development and deployment of artificial intelligence (AI) technologies has improved operational performance but these advancements also present risks that could result in reputational or competitive harm, legal liability, regulatory scrutiny, and other adverse effects on our business.

We have incorporated AI into certain aspects of our business, including assistance with handling customer inquiries, quality assurance monitoring, optical character recognition for processing and handling images, and monitoring network traffic. These advancements have significantly enhanced the efficiency and effectiveness of our operational processes, enabling faster identification and response to unique irregularities while improving our overall customer experience. As we continue to refine and expand our AI-driven initiatives, we expect these technologies to further optimize our operations and drive continued improvements in our performance. Additionally, some of our vendors use AI to enhance their products and services. Our use of AI, as well as the use by our vendors, may increase over time as the technology continues to develop. Our competitors may incorporate AI into their products or operations more quickly and effectively than we do, which could impair our ability to compete effectively. In addition, the pace of innovation in AI technologies is rapid and accelerating, and if we fail to anticipate, respond to, or implement new AI capabilities in a timely and effective manner, our products, services, or internal processes could become less competitive or obsolete.

Our use of AI carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary, personal, or sensitive information, as well as challenges related to implementing and maintaining AI models and tools, such as developing and maintaining appropriate datasets. Ineffective or inadequate use of AI by us or our vendors could produce deficient, inaccurate, or biased outputs, impacting decision making and customer interactions, and prevent us from detecting quality or network security issues. Additionally, developing and maintaining appropriate datasets, validating models, and ensuring proper oversight are complex and resource intensive. Failing to manage these processes effectively could result in operational disruptions or compliance failures. Our ability to develop, deploy, and effectively manage AI technologies also depends on our ability to attract, retain, and train employees with specialized technical expertise in AI, data science, and related disciplines. Competition for such talent is intense, and any inability to hire or retain qualified personnel, or to upskill our existing workforce, could delay or impair our AI initiatives and increase our operating costs.

We also increasingly use, or may use in the future, AI-enabled tools to assist with software code development, testing, and code review. While these tools may improve efficiency and productivity, they may generate inaccurate, insecure, or non-compliant code, fail to identify defects or vulnerabilities, or incorporate third-party intellectual property or open-source components in a manner that creates legal, security, or licensing risks. Reliance on AI-generated or AI-reviewed code could result in software defects, cybersecurity vulnerabilities, service disruptions, or increased remediation costs, and may not be detected prior to deployment.

We are also subject to existing legal and regulatory frameworks that apply to AI. In the United States alone, legislatures have advanced an accelerating volume of AI-specific requirements, in addition to the broader set of traditional privacy, consumer protection, and civil rights laws that increasingly apply to AI systems. Beyond state activity, the federal government may also enact AI-related legislation or issue executive actions, which could create new compliance obligations or operational impacts across our business lines. Federal regulators, such as the Federal Trade Commission and CFPB, have issued guidance on the ethical use of AI under existing laws, emphasizing the importance of fairness, transparency, and accountability in AI applications. Furthermore, comprehensive privacy laws, such as the California Consumer Privacy Act, include provisions that address regulating automated decision-making and profiling. In addition to existing regulations, there is increased attention to the enactment of new AI-specific laws which could prevent or limit our use of AI and require us to change our business practices. Internationally, jurisdictions are similarly advancing AI governance frameworks, contributing to a growing global patchwork of regulatory requirements that may affect our technology deployment, product development, and vendor management practices. Together, these developments reflect an increasingly complex and rapidly evolving AI regulatory environment that may require ongoing enhancements to our internal controls, risk-management practices, and oversight of AI-enabled products and services.

Any of these risks could result in regulatory action, loss of confidence from clients and customers, legal liability, and reputational harm, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third parties for a wide array of services for our customers, and to meet our contractual obligations. The failure of a third party with which we work could adversely affect our business performance and reputation.

We rely on third parties for many critical operational services, technology, software development, data center hosting facilities, cloud computing platforms, and software. We also rely upon data from external sources to maintain our proprietary databases, including data from customers, business partners, and various government sources. Our third-party service providers may be vulnerable to damage or interruption from natural disasters, power loss, cyberattacks, telecommunications failures, geopolitical disruption, breakdowns or failures of their systems, employee negligence or misconduct, supply chain disruptions, acts of terrorism, and similar events. They may also be subject to sabotage, vandalism, and similar misconduct, as well as regulatory actions, changes to legal requirements, and litigation to stop, limit, or delay operations. Our ability to implement backup systems and other safeguards with respect to third-party systems is limited. Furthermore, an attack on, or failure of, a third-party system may not be revealed to us in a timely manner, which could compromise our ability to respond effectively.

If a third-party service provider's services are disrupted, we may temporarily lose the ability to conduct certain business activities, which could impact our ability to serve our customers and meet our contractual, legal, or regulatory compliance obligations, and/or result in the loss or compromise of our information or the information of our customers. Our businesses would also be harmed if our customers and potential customers believe our services are unreliable. Some of our third-party service providers may engage vendors of their own as they provide services or technology solutions for our operations, which introduces the same risks that these "fourth parties" could be the sources of operational and cybersecurity failures.

Due to our use of Amazon Web Services (AWS), Microsoft Azure, and Google Cloud Computing Services for a significant amount of our technology products and services, as well as the dependence of many of our third-party service providers on these platforms, the stability and availability of these platforms is critical to our business.

If we fail to comply with the requirements to maintain the federal guarantees for the FFELP loans we service for us and for third parties, we may lose our guarantees or incur penalties.

As of December 31, 2025, we serviced $11.6 billion of FFELP loans that maintained a federal guarantee, of which $6.5 billion and $5.1 billion were owned by us and third parties, respectively. We must meet various requirements in order to maintain the federal guarantee on these federally insured loans, which is conditional based on compliance with origination, servicing, and collection policies set by the Department and guaranty agencies. If we misinterpret Department guidance, or incorrectly apply the Higher Education Act, the Department could determine that we are not in compliance. FFELP loans that are not originated, disbursed, or serviced in accordance with Department and guaranty agency regulations may be subject to partial or complete loss of the guarantee. If we experience servicing deficiencies, it could result in the loan guarantee being revoked or denied. Although in most cases, we may cure deficiencies by following a prescribed cure process which usually involves obtaining the borrower's reaffirmation of the debt, not all deficiencies can be cured. As FFELP loan holders, servicers, and guaranty agencies exit the FFEL Program and consolidation within the industry takes place, this increases the complexity of servicing and claim filing due to the amount of loan servicing and loan guaranty transfers and the opportunity for errors at the time a claim is filed.

Failure to comply with Department and guaranty agency regulations may also result in fines, other penalties, expenses required to cure servicing deficiencies, suspension or termination of the right to participate as a FFELP servicer, negative publicity, and potential legal claims, including claims by our servicing customers if they lose the federal guarantee or SAP benefits on loans that we service for them. If we are subjected to significant fines, or loss of insurance or guarantees on a material number of FFELP loans, or if we lose our ability to service FFELP loans, it could have a material adverse impact on our business, financial condition, or results of operations.

Our Department of Education servicing contract and our third-party FFELP loan servicing business involve additional risks inherent in government contracts and programs.

The federal government could engage in a prolonged debate linking the federal deficit, debt ceiling, government shutdown, and other budget issues. If U.S. lawmakers fail to reach agreement on these issues, the federal government could modify terms on current agreements or delay payment on its obligations, which could adversely impact our business, financial condition, or results of operations. Further, legislation to address the federal deficit and spending could impose changes that would adversely affect the Federal Direct Loan Program and FFELP servicing businesses.

We contract with the Department to administer loans held by the Department in both the FFEL and Federal Direct Loan Program, we own a portfolio of FFELP loans, and we service our FFELP loans as well as FFELP loans for third parties. These loan programs are authorized by the Higher Education Act and are subject to periodic reauthorization and changes to the programs by the Presidential Administration and Congress. Any changes could have a material impact on our cash flows from servicing, interest income, and operating margins.

Government entities in the U.S. often reserve the right to audit contract costs and conduct inquiries and investigations of business practices. These entities also conduct reviews and investigations and make inquiries regarding systems, including systems of third parties, used in connection with the performance of the contracts. Negative findings could adversely affect our future revenues and profitability. If improper or illegal activities are found, we could become subject to various civil and criminal penalties, including those under the civil U.S. False Claims Act. Additionally, we may be subject to administrative sanctions, which may include termination or non-renewal of contracts, forfeiture of profits, suspension of payments, fines and suspensions, or debarment from doing business with other agencies of that government.

The government could change governmental policies, programs, regulatory environments, spending sentiment, and many other factors and conditions, some of which could adversely impact our businesses, results of operations, and financial condition. We cannot predict how or what programs or policies will be changed by the federal government. The conditions described above could impact not only our contract with the Department, but also other existing or future contracts with government or commercial entities, and could have a material adverse impact on our business, financial condition, or results of operations.

Our ability to continue to grow and maintain our contracts with commercial businesses and government agencies is partly dependent on our ability to maintain compliance with various laws, regulations, and industry standards applicable to those contracts.

We are subject to various laws, regulations, and industry standards related to our commercial and government contracts. In most cases, these contracts are subject to termination rights, audits, and investigations. The laws and regulations that impact our operating segments are outlined in Part I, Item 1, "Regulation and Supervision." Additionally, our LSS segment contracts with the federal government require that we maintain internal controls in accordance with the National Institute of Standards and Technologies and our LSS and ETSP segments that utilize payment cards are subject to the Payment Card Industry Data Security Standards. If we fail to comply with the contract provisions or applicable laws, regulations, or standards, or the counterparty exercises its termination or other rights for that or other reasons, our reputation could be negatively affected, and our ability to compete for new contracts or maintain existing contracts could diminish, which in turn could have an adverse impact on our results of operations from existing contracts and future opportunities for new contracts.

Failure to safeguard the privacy of personal information could result in significant legal and reputational harm.

We are subject to complex and evolving laws and regulations, both inside and outside of the U.S., governing the privacy and protection of personal information of individuals. Ensuring the handling and use of personal information complies with applicable laws and regulations in relevant jurisdictions can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by us or a third-party affiliate could expose us to litigation or regulatory fines, penalties, or other sanctions. Additional risks could arise if we or an affiliated third party do not provide adequate disclosure or transparency to our customers about the personal information obtained from them and its use; fail to receive, document, and honor the privacy preferences expressed by customers; fail to protect personal information from unauthorized disclosure; or fail to maintain proper training on privacy practices. Concerns about the effectiveness of our measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate, could cause the loss of existing or potential customers and thereby reduce our revenue. In addition, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, and/or significant liabilities, regulatory fines, penalties, and other sanctions. The regulatory framework for privacy issues is evolving, which is likely to continue. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations, and privacy standards, could result in additional cost and liability for us, damage our reputation, and harm our businesses.

Nelnet Bank may not be able to achieve its business objectives and effectively deploy loan and deposit strategies in accordance with regulatory requirements.

The banking industry is highly regulated, and the regulatory framework, together with any future legislative changes, may have a significant adverse effect on Nelnet Bank's operations. The regulatory landscape surrounding industrial banks continues to be scrutinized and banking policy changes may be difficult to predict in advance. Nelnet Bank's current product offerings are primarily concentrated in loan products for higher education and unsecured consumer lending. Such concentrations and the competitive environment for those products subject the bank to risks that could adversely affect its financial condition. Consumer access to alternative means of financing, the costs of education, interest rates, economic conditions, and other factors may reduce demand for, or adversely affect Nelnet Bank's ability to originate new and/or retain private education loans.

Nelnet Bank has FDIC-required agreements with Nelnet, Inc. and Michael S. Dunlap (Nelnet, Inc.'s controlling shareholder) in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. For additional information, see the MD&A - "Liquidity and Capital Resources - Sources and Needs of Liquidity - Nelnet Bank." However, any failure to meet minimum capital requirements and FDIC regulations can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse impact on our business, financial condition, or results of operations.

In our reinsurance business, we depend on the insurance carriers' evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses. If actual claims exceed our claims and claim adjustment expense reserves ("loss reserves"), our financial results could be materially and adversely affected.

In our reinsurance business, in which we assume an agreed percentage of each underlying insurance contract being reinsured, or quota share contracts, we do not separately evaluate each of the original individual risks assumed under these reinsurance contracts. Therefore, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding partners may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not separately evaluate each of the individual claims made on the underlying insurance contracts under quota share arrangements, though we maintain rights to audit claim files and practices of the ceding companies. Therefore, we are dependent on the original claims decisions made by our ceding partners.

Our results of operations and financial condition depend upon our ability to accurately assess the potential losses associated with the risks we reinsure. Reserves are estimates at a given time of claims an insurer ultimately expects to pay, generally utilizing actuarial expertise and projection techniques based upon facts and circumstances then known, predictions of future events, estimates of future trends in claim severity, and other variable factors. The process of estimating reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as: changes in claims handling procedures completed by ceding companies, including automation; adverse changes in loss cost trends, including inflationary pressures, technology, or other changes that may impact medical, auto, and home repair costs (e.g., more costly technology in vehicles, labor shortages, higher costs of used vehicles and parts, and increased demand and decreased supply for raw materials, all of which results in increased severity of claims); economic conditions, including general and wage inflation; legal trends, including adverse changes in the tort environment that have continued to persist at elevated levels for a number of years (e.g., increased and more aggressive attorney involvement in insurance claims, increased litigation, expanded theories of liability, higher jury awards, lawsuit abuse, and third-party litigation finance, among others); labor shortages, which can result in companies hiring less experienced workers; and legislative changes, among others. The impact of many of these items on ultimate costs for loss reserves could be material and is difficult to estimate.

The inherent uncertainties of estimating loss reserves are generally greater for reinsurance companies as compared to direct primary insurers, primarily due to (i) the lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim; (ii) the diversity of development patterns among different types of reinsurance treaties; and (iii) the necessary reliance on the ceding company for information regarding claims.

Due to the inherent uncertainty underlying loss reserve estimates, the final resolution of the estimated liability for claims and claim adjustment expenses will likely be higher or lower than the related loss reserves at the reporting date. In addition, our estimate of claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, could vary significantly from period to period and could materially and adversely affect our results of operations and/ or our financial position.

Our estimation of reserves may be less reliable than the reserve estimations of a reinsurer with a greater volume of business and an established loss history. Our actual losses paid may deviate substantially from the estimates of our loss reserves and could negatively affect our results of operations. If our loss reserves are later found to be inadequate, we would increase our loss reserves with a corresponding reduction in our net income and capital in the period in which we identify the deficiency. We refine our loss reserve estimates as part of a regular, ongoing process as historical loss experience develops, additional claims are reported and settled, and the legal, regulatory, and economic environment evolves. Business judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses.

In addition, we have entered into arrangements to cede a portion of our exposure to a third party. Retrocession reinsurance treaties do not relieve us from our obligation to direct writing companies. Failure of retrocessionaires to honor their obligations could result in losses to us.

Climate change manifesting as physical, transition, and regulatory risks could have a material adverse impact on our operations, vendors, and customers.

Our businesses, including our reinsurance business, and the activities of our vendors and customers, could be impacted by climate change. Climate change could manifest as a financial risk to us either through changes in the physical climate or from the process of transitioning to a low-carbon economy, including changes in climate policy, disclosure obligations, or regulation of businesses with respect to risks posed by climate change.

Climate-related physical risks may include altered distribution and intensity of rainfall; prolonged droughts or flooding; increased frequency and severity of wildfires, hurricanes, and tornadoes; rising sea levels; and a rising heat index. In our reinsurance business, high levels of catastrophe losses, including as a result of factors such as increased concentrations of insured exposure in catastrophe-prone areas and changing climate conditions, could materially and adversely affect our availability and cost of reinsurance, our results of operations, our financial position, and/or liquidity, which may be limited based on aggregate limits of indemnification.

In addition to possible changes in climate policy and regulation, potential transition risks may include economic and other changes engendered by the development of low-carbon technological advances and/or changes in consumer and business preferences toward low-carbon goods and services. Regulatory transition risks also include the enactment and implementation of new climate-related disclosure, reporting, and assurance requirements, including recently adopted California climate disclosure laws and similar or additional ESG-related reporting regimes that may be adopted by other states or jurisdictions. These requirements may obligate us to collect, verify, and publicly disclose extensive climate-related data, including greenhouse gas emissions and climate-related financial risks, across our operations and value chain.

Compliance with such requirements could result in increased operational complexity, costs, and resource demands; reliance on data from third parties over whom we have limited control; heightened exposure to regulatory enforcement actions, fines, penalties, or private litigation; and reputational risks if our disclosures are perceived as incomplete, inaccurate, or inconsistent. The evolving nature of these regulations, differences across jurisdictions, and the potential for overlapping or conflicting requirements could further increase compliance burdens and uncertainty. Additionally, if other states or regulators adopt more expansive, accelerated, or prescriptive ESG or climate-related disclosure standards, our compliance costs and risks could increase materially.

These climate-related physical, transition, and regulatory risks could have a financial impact on us, and on our vendors and customers, including declines in asset values; cost increases; reduced availability and/or increased cost of insurance; reduced demand for certain goods and services; increased loan delinquencies, bankruptcies, events of default, and force majeure events; increased interruptions to business operations and services; adverse supply chain impacts; negative consequences to business models; and the need to make changes in response to those consequences, any of which could materially and adversely affect our business, results of operations, financial position, and liquidity.

Failure to successfully manage acquired businesses and assets, as well as other interests, including in venture capital and real estate, could have a material adverse effect on our businesses, financial condition, or results of operations.

We have expanded our services and products through business and asset acquisitions, and we anticipate making additional acquisitions to obtain new or enhance existing businesses, products, and services, as well as other deployments of capital, including venture capital and real estate, to further diversify us both within and outside of our historical education-related businesses. Any acquisition or other use of capital is subject to a number of risks. Such risks may include diversion of management time and resources, disruption of our ongoing businesses, difficulties in integrating acquisitions (including potential delays or errors in converting loan servicing portfolio acquisitions to our servicing platform), loss of key employees, degradation of services, difficulty expanding information technology systems and other business processes to incorporate the acquired businesses, extensive regulatory requirements, dilution to existing shareholders if our common stock is issued as consideration, incurring or assuming indebtedness or other liabilities in connection with an acquisition, unexpected declines in real estate values or the failure to realize expected benefits from real estate development projects, lack of familiarity with new markets, and difficulties in supporting new product lines. Our failure to successfully manage acquisitions or other interests, or successfully integrate acquisitions, could have a material adverse effect on our businesses, financial condition, or results of operations.

We have a significant interest in Hudl. Hudl's sports performance analysis business is subject to risks related to global market and macroeconomic conditions, competition, advancements in technology, cybersecurity threats, retention of key personnel, and continued demand for its products and services. The operating results of any of our interests, including Hudl, could impact the valuation on our financial statements of our interest in them, and we may not be able to fully monetize these investments without a liquidation event.

Reliance on financial models, tools, or third-party data may expose us to risks of inaccurate forecasting, decision-making, and incorrect estimates and assumptions used by management in connection with the preparation of our consolidated financial statements.

We use financial models, analytical tools, and third-party data to support our business operations and to make critical accounting estimates and assumptions, including pricing, credit underwriting, investment analysis, reinsurance actuarial assumptions, allowance for loan losses, financial reporting, and strategic decision-making. These models and tools are inherently limited by their assumptions and may not accurately capture all potential risks, market dynamics, or correlations. Furthermore, unexpected changes in market conditions, inaccurate data inputs, reliance on investment partner or third-party data, or flawed assumptions could result in model outputs that differ significantly from actual outcomes.

The reliance on these models also exposes us to operational risks, including human error, inadequate validation, or lack of proper governance over model and tool use. Any material inaccuracies or failures in our financial models could lead to incorrect estimates or assumptions, suboptimal decision-making, financial losses, or damage to our reputation. Additionally, evolving regulatory standards and scrutiny over the use of models could increase compliance costs and operational challenges, further impacting our ability to effectively use these models.

Regulatory and Legal

Federal and state laws and regulations and changes in the regulatory environment can restrict our businesses and increase compliance costs, and noncompliance could result in penalties, litigation, reputation damage, and a loss of customers.

Our operating segments are heavily regulated by federal and state government regulatory agencies. See Part I, Item 1, "Regulation and Supervision." These agencies and the laws and regulations enforced by them are for the protection of consumers and the applicable industry as a whole, and compliance with these laws and regulations can be difficult and costly. Although we endeavor to comply with our obligations and have procedures and controls in place to monitor compliance with regulatory requirements, these laws and regulations are complex, differ between jurisdictions, and are often subject to interpretation. If we fail to comply with these laws and regulations, even if our failed efforts were in good faith or a result of a difference in interpretation, we could be subject to restrictions on our business activities, incur fines or penalties, lose existing or new customer contracts or other business, become subject to litigation, and suffer damage to our reputation. New laws and regulations or changes to existing laws and regulations can significantly alter our business environment, limit business operations, and increase costs of doing business, and we cannot predict the impact such changes may have on our profitability.

The Trump Administration has advanced efforts to limit the responsibilities of the Department of Education. While we expect that the federal government will continue to provide for the implementation of statutorily authorized programs and functions, any administrative changes to the Department's programs and functions could have material adverse effect on our profitability.

The CFPB has historically exercised oversight of student loan servicers and continues to retain authority to supervise and enforce compliance with applicable consumer protection laws. Changes in regulatory priorities, enforcement activity, or agency structure may occur over time. If the CFPB were to determine that we are not in compliance with applicable laws, regulations, or guidance, we could be subject to material adverse consequences, including restitution to consumers.

The Trump Administration has expressed an aversion to diversity, equity, and inclusion policies, including instructing government agencies to identify companies to investigate for their diversity, equity, and inclusion policies. The current administration's views on diversity, equity, and inclusion policies may conflict with stakeholder initiatives on such matters and we may experience conflicts between federal governmental regulations and state government or stakeholder expectations, which could impose additional costs on our business and negatively impact investor and customer sentiment.

Many states have enacted laws regulating and monitoring the activity of loan servicers and require loan servicers to obtain licenses and submit to examinations and ongoing supervision. Elimination or reduction of federal government regulation by the Trump Administration may increase state regulations and monitoring activities. The rapidly evolving state regulatory landscape increases compliance complexity and costs and creates risk of inconsistent or conflicting requirements. Failure to comply with applicable state laws could result in loss of licenses, enforcement actions, contractual breaches, and litigation.

As a result of the discontinuation of new FFELP loan originations in 2010, our existing FFELP loan portfolio will continue to decline over time.

New loan originations under the FFEL Program were discontinued in 2010, and all subsequent federal student loan originations must be made under the Federal Direct Loan Program. Although this did not alter or affect the terms and conditions of existing FFELP loans, interest income related to existing FFELP loans will decline over time as existing FFELP loans are paid down, refinanced, or repaid by guaranty agencies after default. If we are unable to grow or develop new revenue streams, our consolidated revenue and operating margin will decrease as a result of the decline in FFELP loan volume outstanding.

As of December 31, 2025, the amount of goodwill allocated to the FFELP portfolio reporting unit, part of the AGM operating segment, was $41.9 million. As a result of the FFELP portfolio declining over time, goodwill impairment will be triggered for the AGM operating segment due to the passage of time and depletion of projected cash flows.

International operations expose us to significant regulatory, operational, and geopolitical risks.

Our international operations expose us to legal, regulatory, operational, and geopolitical risks that may adversely affect our business, financial condition, and results of operations. We must comply with diverse and evolving foreign laws governing financial services, payments, sanctions, anti-money laundering and counter-terrorism financing, consumer protection, data privacy, and technology infrastructure, many of which differ from or exceed U.S. requirements. Failure to comply with these obligations, or delays in obtaining necessary licenses or approvals, could result in investigations, penalties, or limits on our ability to operate in certain markets.

International regulations relating to data localization, crossborder data transfers, and privacy may require changes to our systems or processes. We also face exposure to foreign tax regimes, restrictions on repatriating earnings, and currency exchange volatility that can affect revenue, settlement, and operating costs. Our global footprint increases reliance on foreign vendors, cloud providers, partner banks, and payment networks, where differences in regulatory expectations or operational practices may increase compliance, cybersecurity, and continuity risks.

As our international workforce grows, we are increasingly subject to employment laws outside the United States that may be more complex, restrictive, or burdensome. These regulations, including rules on employee classification, notice and severance, collective bargaining, working time, data privacy, mandatory benefits, and limits on fixed term or temporary labor, can materially differ from U.S. requirements.

Operating internationally also heightens exposure to fraud, identity verification challenges, and varying consumer protection rules. In addition, geopolitical and macroeconomic developments including political instability, trade restrictions, capital controls, public health events, and armed conflict may disrupt operations, impact customer behavior, or impair financial markets and payments infrastructure.

Any of these risks, individually or in combination, could increase our costs, limit our ability to conduct business internationally, or negatively impact our operating results.

Exposure related to certain tax issues could decrease our net income.

International, federal, and state tax laws and regulations are often complex and require interpretation. From time to time, we engage in transactions for which the tax consequences are uncertain, and significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on the interpretation of tax laws and regulations and our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments. In accordance with applicable accounting guidance, we establish reserves for tax contingencies related to deductions and credits that we may be unable to sustain. Differences between these reserves and the amounts ultimately owed are recorded in the period they become known, and adjustments to our reserves could have a material effect on our financial statements. We may also be impacted by changes in tax laws, including tax rate changes, new laws, and subsequent interpretations by applicable authorities. In addition, several states are in a deficit position. Accordingly, states may look to expand their taxable base, alter their tax calculation, or increase tax rates, which could result in additional costs to us.

In addition, as both a lender and servicer of student loans, we must report interest received and cancellation of indebtedness to individuals and the Internal Revenue Service on an annual basis. The statutory and regulatory guidance regarding the calculations, recipients, and timing are complex, and we know that interpretations of these rules vary across the industry. The complexity and volume associated with these informational forms creates a risk of error which could result in penalties or damage to our reputation.

The provisions of our articles of incorporation requiring exclusive forum in the Nebraska state courts and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging certain lawsuits by limiting plaintiffs' ability to bring a claim in a judicial forum that they find favorable.

Our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, a specifically designated Nebraska state court located in Lincoln, Nebraska (or, if that court does not have jurisdiction, the federal district court for the District of Nebraska located in Lincoln, Nebraska) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf or in the right of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our shareholders; (iii) any action asserting a claim arising under any provision of the Nebraska Model Business Corporation Act or our articles of incorporation or bylaws (as each may be amended from time to time); or (iv) any action asserting a claim governed by the internal affairs doctrine.

Additionally, our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

These exclusive forum provisions may limit the ability of our shareholders to commence litigation in a forum that they prefer, which may discourage such lawsuits against us and our current or former directors, officers, and employees.

Principal Shareholder and Related Party Transactions

Our Executive Chairman beneficially owns 78.6% of the voting rights of our shareholders and effectively has control over all of our matters.

Michael S. Dunlap, our Executive Chairman, beneficially owns 78.6% of the voting rights of our shareholders. Accordingly, each member of the Board of Directors and each member of management has been elected or effectively appointed by Mr. Dunlap and can be removed by him. As a result, Mr. Dunlap has control over all of our matters and has the ability to take actions that benefit him, but may not benefit other minority shareholders, and may otherwise exercise his control in a manner with which other minority shareholders may not agree or which they may not consider to be in their best interest.

Furthermore, as a "controlled company" within the meaning of the NYSE rules, we qualify for and, in the future may opt to rely on, exemptions from certain corporate governance requirements, including having a majority of independent directors, as well as having nominating and corporate governance and compensation committees composed entirely of independent directors. If in the future we choose to rely on such exemptions, the interests of Mr. Dunlap may differ from those of our other stockholders and the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NYSE-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Our contractual arrangements and transactions with Union Bank, which is under common control with us, present conflicts of interest and pose risks to our shareholders that the terms may not be as favorable to us as we could receive from unrelated third parties.

Union Bank is controlled by Farmers & Merchants Investment Inc. (F&M), which is controlled by certain grantor retained annuity trusts established by Mr. Dunlap, his spouse, and Angela L. Muhleisen, a sister of Mr. Dunlap. Mr. Dunlap serves as a Director and Co-Chairperson of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director and Co-Chairperson of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to beneficially own a significant number of our shares because it serves in the capacity of trustee or account manager for various trusts and accounts holding our shares and may share voting and/or investment power with respect to such shares. As of December 31, 2025, Union Bank was deemed to beneficially own 5.6% of the voting rights of our shareholders, and Mr. Dunlap and Ms. Muhleisen beneficially owned 78.6% and 7.6%, respectively, of the voting rights of our shareholders (with certain shares deemed under SEC rules to be beneficially owned by each Union Bank, Mr. Dunlap, and Ms. Muhleisen).

We have entered into, and intend to continue entering into, certain contractual arrangements with Union Bank, including for loan purchases, servicing, participations, banking and lending services, Educational 529 College Savings Plan administration services, lease arrangements, trustee services, and various other investment and advisory services. The net aggregate impact on our consolidated statements of income for the years ended December 31, 2025 and 2024, related to the transactions with Union Bank was income (before income taxes) of $13.8 million and $12.3 million, respectively. See note 23 of the notes to consolidated financial statements included in this report for additional information related to the transactions between us and Union Bank.

We intend to maintain our relationship with Union Bank, which our management believes provides certain benefits to us, including Union Bank's willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and its proximity to our corporate headquarters in Lincoln, Nebraska.

The majority of the transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to our shareholders that the terms of such transactions and arrangements may not be as favorable to us as we could receive from unrelated third parties. Moreover, we may have and/or may enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister, as well as other related parties, which may not benefit us and/or our minority shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the Securities and Exchange Commission regarding its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 1C. CYBERSECURITY

The Company's enterprise-wide cybersecurity program is embedded within and integrated with the enterprise risk management function. The Chief Security Officer is part of our senior leadership team and reports to the Chief Risk Officer. Our Chief Security Officer has over thirty years of cybersecurity, technology, and leadership experience both as a career active-duty military cyber operations officer and in the private sector. The cybersecurity team is organized into three departments: Protective Operations, Vulnerability Management, and Governance, Risk, and Compliance. Each of the three departments identifies, assesses, and manages material cybersecurity threats through specific approaches as further described below.

Protective Operations includes the Security Operations Center, cyber threat intelligence, offensive security, and application security teams. New cybersecurity threats surface daily, and existing cybersecurity threats evolve constantly. Our 24x7x365 in-house Security Operations Center is organized to not only monitor for signs of intrusion but also to provide contextual threat intelligence to system and platform owners across the enterprise, empowering them to take an active role in defending the enterprise. The Security Operations Center conducts daily briefings, identifies emerging cyber threats affecting the financial and education sectors, and reviews new tactics, techniques, and procedures utilized by cyber criminals and nation-state cyber actors. The Security Operations Center is also our incident response team, focused on detecting, analyzing, containing, eradicating, and recovering from cyber incidents. While we have experienced cybersecurity incidents in the past, to date none have materially affected us, including our business strategy, results of operations, or financial condition. Our offensive security team conducts continuous threat-based and risk-based red team activities, and our application security team utilizes a combination of training, tools, code reviews, and awareness designed to ensure that our applications are developed with security at the forefront. We also engage with professional cybersecurity firms to conduct penetration tests on specific systems and applications annually. For more information about the cybersecurity risks we face, see the factors set forth under the caption "Risk Factors" in Part I, Item 1A of this report.

Vulnerability Management includes the vulnerability management, log operations, and architecture and engineering teams. Our vulnerability management team conducts regular scans of our enterprise to look for potential weaknesses and configuration-related issues. Based on the results of these scans, this team routinely patches or works with system and platform owners to resolve identified vulnerabilities. Our log operations team works closely as a bridge between the system owners and our Security Operations Center by logging and monitoring activities on our systems and applications. Our architecture and engineering team manages security appliances and provides security architecture advice and consulting to our information technology and delivery teams throughout the enterprise. When it comes to posture management, our goal is not just to reactively resolve potential vulnerabilities discovered through the vulnerability management process; we also look for ways to prevent vulnerabilities through minimizing system ports, protocols, and services to only that which is necessary.

Governance, Risk, and Compliance includes teams dedicated to risk and compliance management. These teams manage the security awareness program, compliance with cyber and privacy regulations, security policies, and prioritizes potential cyber risks that require ongoing monitoring or remediation. Identified risks are brought to the Cyber Risk Steering Committee for treatment. The Chief Security Officer chairs the committee, which consists of the Deputy Chief Security Officer, cybersecurity managers, various subject matter experts, and (as needed) members of management from operational areas of the business.

The Company's business segments and support teams also work closely with cybersecurity and enterprise risk management to monitor and manage third-party risks. Managing third-party risks includes maintaining a close and effective working relationship with the information technology procurement, accounting, and legal teams. In addition to identifying risks as part of the third-party selection process, we continuously monitor our third parties using products and services that provide us insight into their attack surface, threats that can impact us through them, and real-world security posture.

Audits are an important part of our layers of defense; they can help us to identify areas in which we have incomplete coverage or ineffective placement of controls. The Company has an independent internal audit team that conducts audits based on their own methodology and assessment and we utilize external cybersecurity auditors, where applicable. In addition, certain lines of business utilize other third-party cybersecurity auditors for Payment Card Industry Data Security Standard (PCI DSS) assessments and PCI Approved Scanning Vendor (ASV) scans; and we are routinely audited by our customers.

The Company's Board of Directors and Board Risk and Finance Committee oversee our integrated enterprise risk management and cybersecurity programs. The Board Risk and Finance Committee receives regular reports from the Chief Risk Officer and Chief Security Officer on key company risks and emerging threats. These reports also include cybersecurity monitoring and threat response metrics, industry trends and educational materials, risk mitigation strategies, regulatory requirements, corporate policies, third-party risk metrics, cybersecurity tools and resources, incident response plans, and other areas of importance.

ITEM 2. PROPERTIES

The Company's headquarters is located in Lincoln, Nebraska. The Company owns or leases office space facilities primarily in Nebraska, Wisconsin, and Colorado.

The Company believes its existing office space facilities and equipment, which are used by all reportable segments, are in good operating condition and are suitable for the conduct of its business.

ITEM 3. LEGAL PROCEEDINGS

Note 25 of the notes to consolidated financial statements included in this report is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common stock is listed and traded on the New York Stock Exchange under the symbol "NNI," while its Class B common stock is not publicly traded. The number of holders of record of the Company's Class A common stock and Class B common stock as of January 31, 2026 was 1,750 and 62, respectively. The record holders of the Class B common stock are Michael S. Dunlap, Shelby J. Butterfield, various members of the Dunlap and Butterfield families, and various other estate planning trusts established by and/or entities controlled by them. Because many shares of the Company's Class A common stock are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of beneficial owners represented by these record holders.

The Company paid quarterly cash dividends on its Class A and Class B common stock during the years ended December 31, 2025 and 2024 in amounts totaling $1.19 per share and $1.12 per share, respectively. The Company plans to continue making comparable regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors.

Performance Graph

The following graph compares the change in the cumulative total shareholder return on the Company's Class A common stock to that of the cumulative return of the S&P 500 Index and the S&P 500 Financials Index. The graph assumes that the value of an investment in the Company's Class A common stock and each index was $100 on December 31, 2020 and that all dividends, if applicable, were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Nelnet, Inc., the S&P 500 Index
and the S&P 500 Financials Index

Company/Index	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Nelnet, Inc.	$ 100.00	$ 138.69	$ 130.32	$ 128.18	$ 156.89	$ 197.18
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
S&P 500 Financials	100.00	135.04	120.81	135.49	176.89	203.47

The preceding information under the caption "Performance Graph" shall be deemed to be "furnished" but not "filed" with the Securities and Exchange Commission.

Stock Repurchases

The following table summarizes the repurchases of Class A common stock during the fourth quarter of 2025 by the Company or any "affiliated purchaser" of the Company, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934. Certain share repurchases included in the table below were made pursuant to trading plans adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

Period	Total number of shares purchased (a)	Average price paid per share (b)	Total number of shares purchased as part of publicly announced plans or programs (c)	Maximum number of shares that may yet be purchased under the plans or programs (c)
October 1 - October 31, 2025	57,808	$ 127.29	57,808	4,552,767
November 1 - November 30, 2025	58,139	126.86	57,608	4,495,159
December 1 - December 31, 2025	10,733	129.41	6,810	4,488,349
Total	126,680	$ 127.27	122,226	

(a)   The total number of shares includes: (i) shares repurchased pursuant to the stock repurchase program discussed in footnote (c) below; and (ii) shares owned and tendered by employees to satisfy tax withholding obligations upon the vesting of restricted shares. Shares of Class A common stock tendered by employees to satisfy tax withholding obligations included 531 shares in November 2025 and 3,923 shares in December 2025. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the Company's shares on the date of vesting.

(b)   The average price of shares repurchased excludes excise taxes.

(c)   On May 8, 2025, the Company announced that its Board of Directors authorized a new stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 8, 2028. The five million shares authorized under the new program include the remaining unpurchased shares from the prior program, which the new program replaced. As of December 31, 2025, 4,488,349 shares remained authorized for repurchase under the Company's stock repurchase program.

Equity Compensation Plans

For information regarding the securities authorized for issuance under the Company's equity compensation plans, see Part III, Item 12 of this report.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Management's Discussion and Analysis of Financial Condition and Results of Operations is for the years ended December 31, 2025 and 2024. All dollars are in thousands, except share amounts, unless otherwise noted.)

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included in this report. This discussion and analysis contains forward-looking statements subject to various risks and uncertainties and should be read in conjunction with the disclosures and information contained in "Forward-Looking and Cautionary Statements" and Item 1A "Risk Factors" included in this report.

A discussion related to the results of operations and changes in financial condition for the year ended December 31, 2025 compared with the year ended December 31, 2024 is presented below. A discussion related to the results of operations and changes in financial condition for the year ended December 31, 2024 compared with the year ended December 31, 2023 can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2024 Annual Report on Form 10-K, which was filed with the United States Securities and Exchange Commission on February 27, 2025.

OVERVIEW

The Company is an operating holding company with primary businesses in consumer lending, loan servicing, payments, and technology-enabled services, many of which are focused on serving customers in the education sector. The Company conducts these activities both directly and through its wholly owned and majority-owned subsidiaries, and actively manages and operates its businesses on an integrated basis. Nelnet's largest operating and technology platforms support loan servicing and education-related technology and payment solutions. A significant portion of the Company's revenue is derived from net interest income earned on a portfolio of federally insured student loans, a substantial portion of which is serviced by the Company.

The Company has also broadened its operating business mix both within and beyond its historical education-focused activities. These businesses include banking and other financial services conducted through the Company's bank and other subsidiaries, asset management and related customer-facing servicing, real estate development and management, reinsurance operations, renewable energy development, and selected strategic interests in early-stage, emerging growth, and other operating enterprises. The Company actively manages such businesses and holds interests in them for strategic and operational purposes.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the FFEL Program.

The Reconciliation Act of 2010 discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans. Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as acquisitions. The Company is also actively expanding its private education, consumer, and other loan portfolios, or residual interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments

The Company prepares its financial statements and presents its financial results in accordance with GAAP. However, it also provides additional non-GAAP financial information related to specific items management believes to be important in the evaluation of its operating results and performance. A reconciliation of the Company's GAAP net income to Non-GAAP net income excluding derivative market value adjustments, and a discussion of why the Company believes providing this additional information is useful to investors, are provided below.

| | Year ended December 31, | |
	2025	2024
GAAP net income attributable to Nelnet, Inc.	$ 428,474	184,045
Realized and unrealized derivative market value adjustments (a)	9,098	(10,124)
Tax effect (b)	(2,184)	2,430
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments	$ 435,388	176,351
Earnings per share:		
GAAP net income attributable to Nelnet, Inc.	$ 11.79	5.02
Realized and unrealized derivative market value adjustments (a)	0.25	(0.28)
Tax effect (b)	(0.06)	0.07
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments	$ 11.98	4.81

(a) "Derivative market value adjustments" includes both the realized portion of gains and losses (corresponding to variation margin received or paid on derivative instruments that are settled daily at a central clearinghouse) and the unrealized portion of gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. "Derivative market value adjustments" does not include "derivative settlements" that represent the cash paid or received during the respective period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms.

The accounting for derivatives requires that changes in the fair value of derivative instruments be recognized currently in earnings, with no fair value adjustment of the hedged item, unless specific hedge accounting criteria are met. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the majority of the Company's derivative instruments do not qualify for hedge accounting in the consolidated financial statements. As a result, the change in fair value for the derivative instruments that do not qualify for hedge accounting is reported in current period earnings with no consideration for the corresponding change in fair value of the hedged item. Under GAAP, the cumulative net realized and unrealized gain or loss caused by changes in fair values of derivatives in which the Company plans to hold to maturity will generally equal zero over the life of the contract. However, the net realized and unrealized gain or loss during any given reporting period fluctuates significantly from period to period.

The Company believes these point-in-time estimates of asset and liability values related to its derivative instruments that are subject to interest rate fluctuations are subject to volatility mostly due to timing and market factors beyond the control of management, and affect the period-to-period comparability of the results of operations. Accordingly, the Company's management utilizes operating results excluding these items for comparability purposes when making decisions regarding the Company's performance and in presentations with credit rating agencies, lenders, and investors. Consequently, the Company reports this non-GAAP information because the Company believes that it provides additional information regarding operational and performance indicators that are closely assessed by management and represents what earnings would have been had these derivatives qualified for hedge accounting. There is no comprehensive, authoritative guidance for the presentation of such non-GAAP information, which is only meant to supplement GAAP results by providing additional information that management utilizes to assess performance.

(b) The tax effects are calculated by multiplying the realized and unrealized derivative market value adjustments by the applicable statutory income tax rate.

Operating Segments

The Company's reportable operating segments are described in note 1 of the notes to consolidated financial statements included in this report. They include:

- Loan Servicing and Systems (LSS) - referred to as Nelnet Diversified Services (NDS)
- Education Technology Services and Payments (ETSP) - referred to as Nelnet Business Services (NBS)
- Asset Generation and Management (AGM), part of the Nelnet Financial Services (NFS) division
- Nelnet Bank, part of the NFS division

The Company earns fee-based revenue through its NDS and NBS reportable operating segments. The Company earns net interest income on its loan portfolio, consisting primarily of FFELP loans, through its AGM reportable operating segment. This segment is expected to generate significant amounts of cash as the FFELP portfolio amortizes. The Company actively works to maximize the amount and timing of cash flows generated from its FFELP portfolio and seeks to acquire additional loan assets to leverage its servicing scale and expertise to generate incremental earnings and cash flow. Nelnet Bank operates as an internet industrial bank franchise focused on the private education and unsecured consumer loan markets, with a home office in Salt Lake City, Utah.

The NFS division was formed to focus on the Company's key objective to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment by expanding its private education, consumer, and other loan portfolios. In addition to AGM and Nelnet Bank being part of the NFS division, NFS's other operating segments that are not reportable include the operating results of:

- Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casualty policies
- Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary
- The Company's ownership and activities in real estate
- The Company's ownership and management of its bond portfolio (primarily student loan and other asset-backed securities)

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate"). Corporate includes the following items:

- Shared service activities related to human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services
- Corporate costs and overhead functions not allocated to operating segments, including executive management, innovation initiatives, and other holding company organizational costs
- The operating results of the Company's participation in renewable energy solar developments through tax equity structures and administrative and management services provided by the Company on solar tax equity investments made by third parties
- The operating results of Nelnet Renewable Energy, the Company's solar engineering, procurement, and construction business. The Company sold its ownership interest in Nelnet Renewable Energy during the fourth quarter of 2025.
- The operating results of certain of the Company's investment activities, including its ownership in ALLO and early-stage and emerging growth companies (venture capital)
- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions
- Other product and service offerings that are not considered reportable operating segments

The following table presents the operating results (net income (loss) before taxes) for each of the Company's reportable and certain other operating segments reconciled to the consolidated financial statements:

	Year ended December 31,	
	2025	2024
NDS	$ 96,389	40,497
NBS	112,957	117,896
Nelnet Financial Services division:		
AGM	126,480	75,202
Nelnet Bank	14,613	(1,942)
Nelnet Insurance Services	15,209	11,332
WRCM	5,972	5,391
Real estate	(6,152)	(3,333)
Bond portfolio	39,441	42,328
Corporate:		
Unallocated shared services and corporate costs	(41,893)	(46,194)
Renewable energy solar developments	(23,770)	(2,179)
Nelnet Renewable Energy - solar construction	(57,540)	(35,972)
ALLO	194,936	8,087
Venture capital	38,874	6,912
Other corporate activities	10,418	10,481
Eliminations/reclassifications	398	77
Net income before taxes	526,332	228,584
Income tax expense	(127,986)	(52,669)
Net loss attributable to noncontrolling interests	30,128	8,130
Net income	$ 428,474	184,045

Impact of Significant Transactions on 2025 Operating Results

Operating results for fiscal year 2025 were materially affected by certain transactions. Management believes that discussion of these items is necessary to understand the Company's financial performance for the period. These transactions are summarized below.

Partial Redemption of ALLO Membership Interests

ALLO, a fiber communication services provider, was a former majority-owned subsidiary, until a recapitalization of ALLO in 2020 resulted in a deconsolidation of ALLO from the Company's consolidated financial statements. In June 2025, ALLO redeemed certain of its membership interests from members, including Nelnet. As part of the transaction, ALLO redeemed more than 50% of Nelnet's voting membership interest in ALLO and all its outstanding preferred membership interest. At the closing of the transaction, Nelnet received cash proceeds of $410.9 million from ALLO related to these redemptions and recognized a pre-tax gain of $175.0 million, attributable to the redemption of the voting membership interest. This gain is included in "ALLO" in the above table. Following the transaction, Nelnet maintains a significant voting equity interest in ALLO. Nelnet's ownership of voting membership interest in ALLO decreased from 45% to 27%.

Government Servicing Contract

Upon reaching a final agreement with the Department of Education, the Company's Loan Servicing and Systems operating segment (NDS) recognized $32.9 million of non-recurring revenue in the third quarter 2025 on a contract modification for services previously performed. This revenue is included in the operating results of "NDS" in the above table.

Venture Capital

The Company has an interest in CompanyCam, Inc. ("CompanyCam"), a technology company that provides a photo-based, cloud managed application designed for contractors and field service professionals to document projects in real-time. In August 2025, CompanyCam completed an additional equity raise and accepted tender offers to redeem existing equity holders with a portion of the proceeds. The Company redeemed a portion of its interest and received cash proceeds of $10.1 million and recognized a pre-tax gain of $7.8 million. The Company accounts for its interest in CompanyCam using the measurement alternative method, which requires it to adjust its carrying value for changes resulting from observable market transactions. As a result of CompanyCam's equity raise, the Company recognized a pre-tax gain of $22.4 million during the third quarter of 2025 to adjust its carrying value of its remaining interest in CompanyCam to reflect the August 2025 transaction value. These gains are included in "Venture capital" in the above table. After the completion of this transaction, the carrying amount of the Company's remaining interest in CompanyCam is $31.7 million.

Reversal of Provision for Loan Losses for Loans Sold

In July 2025, the Company sold $203.3 million of consumer loans to an unrelated third party who securitized such loans. As partial consideration received for the loans sold, the Company received a residual interest in the loan securitization that is included in "other investments and notes receivable, net" on the Company's consolidated balance sheet. Once a loan is classified as held for sale, any allowance for loan losses that existed immediately prior to the reclassification to held for sale is reversed. The Company reduced its allowance (and recognized negative provision expense) of $28.9 million (that increased income) related to this loan sale. The reversal of the allowance related to this loan sale is included in the operating results of "AGM" in the above table.

Nelnet Renewable Energy (NRE)

NRE was the Company's solar construction subsidiary, providing full-service engineering, procurement, and construction (EPC) services. The Company entered the EPC business through its acquisition of GRNE Solar in July 2022. Following the acquisition, NRE experienced low and, in certain cases, negative margins on projects. In addition, changes in legislation reducing clean energy tax incentives, tariff uncertainty, and rising construction costs adversely affected revenue and net income. As a result of these factors, the Company sold NRE in November 2025.

For the year ended December 31, 2025, NRE generated a net loss before taxes of $57.5 million, as reflected in the table above. Although the Company retained a limited number of construction contracts to complete following the sale, the Company does not expect the operating results from such contracts to be significant in future periods.

Recent Development

On February 2, 2026, the Company acquired a Canadian student loan servicing business for CAD $130.5 million (USD $95.7 million). The acquired business ("NDS Canada") delivers technology-enabled student loan servicing for governments and financial institutions, managing 2.7 million borrowers on proprietary platforms. Beginning on the acquisition date, the operating results of NDS Canada will be included in the Loan Servicing and Systems reportable operating segment.

CONSOLIDATED RESULTS OF OPERATIONS

An analysis of the Company's consolidated operating results for the year ended December 31, 2025 compared with 2024 is provided below.

The Company's operating results are primarily driven by the performance of its existing loan portfolio and the revenues generated by its fee-based businesses and the costs to provide such services. The performance of the Company's portfolio is driven by net interest income (which includes financing costs) and losses related to credit quality of the assets, along with the cost to administer and service the assets and related debt.

The Company operates as distinct reportable operating segments as described above. For a reconciliation of the reportable segment operating results to the consolidated results of operations, see note 16 of the notes to consolidated financial statements included in this report. Since the Company monitors and assesses its operations and results based on these segments, the discussion following the consolidated results of operations is presented on a reportable segment basis.

	Year ended December 31,		Additional information
	2025	**2024**	
Loan interest	$ 686,085	787,498	Decrease was due to a decrease in the average balance of loans and gross yield earned on loans.
Investment interest	165,374	185,901	Includes income from operating cash, investments, and restricted cash in asset-backed securitizations. Decrease was due to a decrease in interest rates and interest earned on restricted cash in asset-backed securitizations due to lower balances. These decreases were partially offset by an increase in the average balance of investments.
Total interest income	851,459	973,399	
Interest expense	496,950	680,537	Decrease was due to a decrease in the average balance of debt outstanding and decrease in cost of funds. These decreases were partially offset by an increase in interest expense on a larger deposit balance at Nelnet Bank.
Net interest income	354,509	292,862	

Less provision for loan losses	67,851	54,607	Represents the current period provision to reflect the lifetime expected credit losses related to the Company's loan portfolio. The Company reduced its allowance (and recognized negative provision expense) of $28.9 million and $13.5 million in 2025 and 2024, respectively, related to consumer loan sales. See note 4 of the notes to consolidated financial statements in this report for the factors impacting provision for loan losses for the periods presented.
Less provision for beneficial interests	11,311	39,491	Represents the current period provision expense related to the Company's beneficial interest in certain loan securitizations. See note 7 of the notes to consolidated financial statements in this report for additional information.
Net interest income after provision	275,347	198,764	
Other income (expense):			
LSS revenue	509,089	482,408	See LSS operating segment - results of operations.
ETSP revenue	507,150	486,962	See ETSP operating segment - results of operations.
Reinsurance premiums earned	107,502	62,923	Represents premiums earned, net of ceded portion, from reinsurance treaties on primarily property and casualty policies. Increase was due to an increase in overall property volume and new business.
Solar construction revenue	14,371	56,569	Represents revenue earned from NRE providing solar construction services. The Company sold NRE in November 2025. Although the Company retained a limited number of construction contracts to complete following the sale, the Company does not expect the operating results from such contracts to be significant in future periods.
Other, net	97,587	59,959	See table below for components of "other, net."
Gain on partial redemption of ALLO investment	175,044	—	Represents a gain recognized from the partial redemption of ALLO. See note 3 of the notes to consolidated financial statements included in this report for additional information.
Derivative settlements, net	2,700	6,134	The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative settlements for each applicable period should be evaluated with the Company's net interest income. See NFS division - results of operations - AGM and Nelnet Bank operating segments - for additional information.
Derivative market value adjustments, net	(9,098)	10,124	Includes the realized and unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. The majority of the derivative market value adjustments during the periods presented related to the changes in fair value of AGM's floor income and Nelnet Bank's interest rate swaps. Such changes reflect that a decrease in the forward yield curve during a reporting period results in a decrease in the fair value of the interest rate swaps, and an increase in the forward yield curve during a reporting period results in an increase in the fair value of such swaps.
Total other income (expense), net	1,404,345	1,165,079	
Cost of services and expenses:			
Loan servicing contract fulfillment and acquisition costs	7,555	1,889	Represents primarily the amortization of previously capitalized contract fulfillment costs. The costs were pre-contract costs incurred to enhance the resources of the Company to satisfy future performance obligations and are expected to be recovered.
Cost to provide education technology services and payments	176,907	172,763	Represents direct costs to provide payment processing and instructional services in ETSP. See ETSP operating segment - results of operations.
Cost to provide solar construction services	41,810	77,673	Represents direct costs related to NRE providing solar construction services.
Total cost of services	226,272	252,325	
Salaries and benefits	558,786	576,931	Decrease was primarily due to staff reductions announced in June 2024 in the LSS operating segment after the completion of required servicing platform enhancements for the new government servicing contract and the transfer of direct loan servicing volume to one platform. These staff reductions took place during the second half of 2024. These reductions were partially offset by an increase in headcount at the ETSP operating segment to support the growth of its customer base and the investment in the development of new technologies.
Depreciation and amortization	33,571	58,116	Includes depreciation of property and equipment and the amortization of intangibles from prior business acquisitions. Decrease was primarily due to (i) reduction in depreciation as a result of prior year non-cash impairment charges recognized for lease, buildings, and associated improvements as the Company consolidated office space; and (ii) certain information technology activities moved to cloud computing and such expenses classified as other expenses.
Reinsurance losses and underwriting expenses	93,551	55,246	Represents case reserve, estimated loss reserve, and amortization of acquisition costs, which consist primarily of commissions and brokerage expenses, net of ceded portion, from reinsurance treaties on primarily property and casualty policies. Increase was primarily due to an increase in overall property volume and new business.
Impairment expense	29,612	3,138	Represents impairment charges recognized by the Company. See note 11 of the notes to consolidated financial statements in this report for additional information.
Other expenses	211,568	189,503	Includes expenses such as postage and distribution, consulting and professional fees, servicing fees, marketing, travel, communications, and certain information technology-related costs. Increase was primarily due to expenses related to certain information technology activities moved to cloud computing. See corresponding decrease to depreciation and amortization above.
Total operating expenses	927,088	882,934	
Income before income taxes	526,332	228,584	
Income tax expense	(127,986)	(52,669)	The effective tax rate was 23.00% and 22.25% for 2025 and 2024, respectively. The increase in the effective tax rate in 2025 was due to an increase in state income taxes. The Company expects its 2026 effective tax rate will range between 22.5% and 24.5%.
Net income	398,346	175,915	

Net loss attributable to noncontrolling interests	30,128	8,130	Represents the net loss attributable to the holders of noncontrolling membership interests, the majority of which are related to renewable energy solar developments.	
Net income attributable to Nelnet, Inc.	$ 428,474	184,045		
Additional information:				
Net income attributable to Nelnet, Inc.	$ 428,474	184,045		
Derivative market value adjustments, net	9,098	(10,124)		
Tax effect	(2,184)	2,430		
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments	$ 435,388	176,351	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional information about non-GAAP financial information.	

The following table summarizes the components of "other, net" in "other income (expense)" on the consolidated statements of income:

	Year ended December 31,		Additional information
	2025	**2024**	
Investment activity, net (a)	$ 61,072	12,438	See note (b) below for additional information.
ALLO preferred return	14,548	17,486	See Corporate - results of operations and note 7 of the notes to consolidated financial statements included in this report.
Solar consulting fee income	13,127	6,134	See Corporate - results of operations.
Borrower late fee income	11,664	8,828	See NFS division - results of operations - AGM operating segment.
Administration/sponsor fee income	6,400	5,823	See NFS division - results of operations - AGM operating segment.
Investment advisory services (WRCM)	6,366	5,934	See NFS division - results of operations - NFS other operating segments.
Loss from ALLO voting membership interest	—	(10,693)	See Corporate - results of operations and note 7 of the notes to consolidated financial statements included in this report.
Loss from solar investments, net	(29,029)	(6,477)	See Corporate - results of operations and note 7 of the notes to consolidated financial statements included in this report.
(Loss) gain on debt repurchases	(4,849)	54	See NFS division - results of operations - AGM operating segment and note 5 of the notes to consolidated financial statements included in this report.
Loss on sale of loans, net	(1,720)	(1,643)	See NFS division - results of operations - AGM operating segment.
Other	20,008	22,075	
Other, net	$ 97,587	59,959	

(a) The Company anticipates fluctuations in future periodic earnings resulting from investment purchases, sales, and valuation adjustments.

(b) Investment activity by operating segment and investment type is summarized below. Included under Venture Capital and Funds for 2025 is a gain of $30.2 million recognized by the Company (in Corporate) related to its interests in CompanyCam. See note 7 of the notes to consolidated financial statements included in this report for additional information.

	Real Estate	Venture Capital and Funds	Equity / Bonds	Total
	Year ended December 31, 2025			
NFS - AGM	$ —	15,847	—	15,847
NFS - Nelnet Bank	—	818	1,892	2,710
NFS - Other Operating Segments	(657)	—	805	148
Corporate	—	43,576	(1,209)	42,367
	$ (657)	60,241	1,488	61,072
	Year ended December 31, 2024			
NFS - AGM	$ —	720	—	720
NFS - Nelnet Bank	—	(12)	2,926	2,914
NFS - Other Operating Segments	(2,297)	—	2,598	301
Corporate	—	8,503	—	8,503
	$ (2,297)	9,211	5,524	12,438

LOAN SERVICING AND SYSTEMS OPERATING SEGMENT – RESULTS OF OPERATIONS

Loan Servicing Volumes

					As of				
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Servicing volume (dollars in millions):									
Government	$ 434,479	458,679	465,689	482,786	489,877	492,142	489,298	495,409	494,691
FFELP	11,594	11,982	12,386	12,826	13,260	13,745	14,576	15,783	17,462
Private and consumer	40,088	38,060	38,018	46,728	29,226	20,666	19,876	21,015	20,493
Total	$ 486,161	508,721	516,093	542,340	532,363	526,553	523,750	532,207	532,646
Number of servicing borrowers:									
Government	11,426,789	12,387,665	12,694,386	13,453,127	14,049,550	14,114,468	14,096,152	14,328,013	14,503,057
FFELP	463,109	482,696	502,205	524,421	549,861	574,979	610,745	656,814	725,866
Private and consumer	1,349,414	1,325,037	1,326,451	1,350,999	1,168,293	851,747	829,072	882,256	894,703
Total	13,239,312	14,195,398	14,523,042	15,328,547	15,767,704	15,541,194	15,535,969	15,867,083	16,123,626
Number of remote hosted borrowers:	2,886,458	2,839,493	2,056,358	1,427,800	842,200	662,075	133,681	65,295	70,580

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2025	2024	
Interest income	$ 2,441	4,877	Represents interest income on cash balances primarily collected from borrower remittances that are subsequently disbursed to servicing customers (lenders).
Loan servicing and systems revenue	509,089	482,408	See table below for additional information.
Intersegment servicing revenue	22,158	24,493	Represents revenue earned by LSS from servicing loans for AGM and Nelnet Bank, which will continue to decrease as AGM's FFELP portfolio pays off.
Other income	459	2,769	The 2025 activity represents revenue earned from leasing available owned office space to third parties. In 2024 the activity also included administrative support services that are no longer provided.
Total other income	531,706	509,670	
Contract fulfillment and acquisition costs	7,555	1,889	Represents primarily the amortization of previously capitalized contract fulfillment costs. The costs were pre-contract costs incurred to enhance the resources of the Company to satisfy future performance obligations and are expected to be recovered.
Salaries and benefits	271,806	300,366	Represents wages and salaries, payroll taxes, incentive and share-based compensation, and costs associated with employee benefit programs.
Depreciation	8,969	19,475	Represents the depreciation of the cost of primarily computer equipment and software and building and building improvements over their estimated useful lives. Decrease primarily due to certain information technology activities moved to cloud computing, which is incurred at the corporate level and is classified as other expenses and intercompany expenses rather than depreciation expense.
Postage expense	35,344	36,820	Represents primarily mailing costs for borrower communication, including required notices related to servicing.
Impairment expense	—	736	
Other expenses	46,273	43,282	Represents various expenses such as communications, professional fees, software, including software subscriptions.
Intersegment expenses	67,811	71,482	Represents costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Total operating expenses	430,203	472,161	
Income before income taxes	96,389	40,497	
Income tax expense	(23,134)	(9,719)	Represents income tax expense at an effective tax rate of 24%.
Net income	$ 73,255	30,778	

GAAP before tax operating margin	18.4 %	8.0 %	Before tax operating margin is a measure of before tax operating profitability as a percentage of revenue, and for LSS is calculated as income before income taxes divided by the total of loan servicing and systems revenue (less contract fulfillment and acquisition costs), intersegment servicing revenue, and other income. The Company uses this metric to monitor and assess the segment's performance, manage operating costs, identify and evaluate business trends affecting the segment, and make strategic decisions, and believes that it provides additional information to facilitate an understanding of the operating performance of the segment and provides a meaningful comparison of the results of operations between periods.
Non-recurring government loan servicing revenue	(5.5)	—	
Non-GAAP before tax operating margin, excluding non-recurring government loan servicing revenue	12.9 %	8.0 %	

Operating Results Highlights

- LSS has remained focused on reducing operating expenses. In June 2024, following the completion of required servicing platform enhancements for the new government servicing contract and the consolidation of direct loan servicing onto a single platform, the Company announced workforce reductions. Approximately 220 associates were impacted during the second half of 2024. Operating costs also declined as a result of migrating to one government servicing platform in 2024 and the continued execution of cost-saving initiatives, including process optimization, technology enhancements, and the expanded use of AI.

- Before-tax operating margin, excluding $32.9 million of non-recurring government loan servicing revenue recognized in 2025, improved due to higher private education and consumer loan servicing volumes and lower operating expenses. These benefits were partially offset by lower blended revenue per borrower under the new government servicing contract as compared to the legacy contract.

Loan servicing and systems revenue

The following table presents disaggregated revenue by service offering for the LSS operating segment.

	Year ended December 31,		
	2025	**2024**	**Additional information**
Government loan servicing	$ 363,970	380,921	Represents revenue from the Company's servicing contract with the Department. The decrease was primarily attributable to (i) a reduction in the number of borrowers serviced, (ii) lower blended revenue per borrower under the new government servicing contract, under which the Company began recognizing revenue on April 1, 2024, as compared to the legacy contract, and (iii) the recognition of $10.9 million of revenue in 2024 to reflect a settlement related to certain provisions included in the legacy contract concerning inflation adjustments. Borrower volume declined through 2025 as servicing volume was transferred, at the Department's direction, from the Company to its remote-hosted servicing customer to support the stand-up of a new servicer. In addition, borrower volume declined beginning in the fourth quarter of 2025 as certain borrowers exiting the CARES Act forbearance period failed to resume payment activity and were transferred to the Department's Debt Management and Collections System for management of defaulted federal student loans. The decrease in revenue was partially offset by the recognition of $32.9 million of non-recurring revenue in 2025 upon reaching a final agreement with the Department on a contract modification for services previously performed.
Private education and consumer loan servicing	94,472	63,453	Increase was due to an increase in loan servicing volume from the conversion of Discover Financial Services and SoFi Lending Corp. loan portfolios during the fourth quarter of 2024 and first quarter of 2025. Over time, revenue earned on the Discover Financial Services portfolio will decrease as borrowers pay off their loans.
FFELP loan servicing	8,878	12,212	Represents revenue from servicing third-party customers' FFELP portfolios. Over time, FFELP servicing revenue will decrease as third-party customers' FFELP portfolios pay off.

Software services	38,416	21,032	Represents revenue from providing remote hosted servicing software to certain Department and other servicers and providing diversified technology services. Increase was primarily due to the Company's recognition of revenue beginning in the second quarter of 2024 from a new remote hosted servicing customer awarded a USDS contract. The Company continued to transfer volume through the end of 2025 to this new remote hosted servicing customer at the Department's direction to stand-up and establish the new servicer. The Company does not expect to transfer additional volume to this new servicer in 2026.
Outsourced services	3,353	4,790	Represents revenue from providing contact center and back office operational outsourcing services.
Loan servicing and systems revenue	$ 509,089	482,408	

EDUCATION TECHNOLOGY SERVICES AND PAYMENTS OPERATING SEGMENT – RESULTS OF OPERATIONS

This segment of the Company's business is subject to seasonal fluctuations which correspond, or are related to, the traditional school year. Tuition management revenue is recognized over the course of the academic term, but the peak operational activities take place in summer and early fall. Higher amounts of revenue are typically recognized during the first quarter due to fees related to grant and aid applications as well as online applications and enrollment services. The Company's operating expenses do not follow the seasonality of the revenues. This is primarily due to generally fixed year-round personnel costs and seasonal marketing costs. Based on the timing of revenue recognition and when expenses are incurred, revenue and before tax operating margin are higher in the first quarter compared with the remainder of the year.

Summary and Comparison of Operating Results

	Year ended December 31,		
	2025	2024	Additional information
Interest income	$ 26,476	29,891	Represents interest income on tuition funds held in custody for schools.
Education technology services and payments revenue	507,150	486,962	See table below for additional information.
Intersegment revenue	265	220	
Total other income	507,415	487,182	
Cost of services	176,907	172,763	See table below for additional information.
Salaries and benefits	169,424	164,716	Represents wages and salaries, payroll taxes, incentive and share-based compensation, and costs associated with employee benefit programs.
Depreciation and amortization	10,884	10,531	Represents primarily amortization of intangible assets from prior business acquisitions and depreciation of capitalized software development costs.
Impairment expense	1,145	—	
Other expenses	37,962	32,281	Represents various expenses such as advertising, professional fees, analysis fees, software subscriptions, and travel.
Intersegment expenses, net	24,612	18,886	Represents costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Total operating expenses	244,027	226,414	
Income before income taxes	112,957	117,896	
Income tax expense	(27,120)	(28,333)	Represents income tax expense at an effective tax rate of 24%.
Net income	85,837	89,563	
Net loss attributable to noncontrolling interests	45	158	Amounts for noncontrolling interests reflect the net loss attributable to the holders of minority membership interests in NextGen. In April 2025, the Company acquired the remaining 20.0% of NextGen for $3.9 million.
Net income	$ 85,882	89,721	

Education technology services and payments revenue

The following table presents disaggregated revenue by service offering for the ETSP operating segment.

	Year ended December 31,		Additional information
	2025	**2024**	
Tuition payment plan services	$ 141,246	135,851	Increase was due to a higher number of payment plans in the K-12 and higher education markets for both new and existing customers.
Payment processing	193,317	179,043	Increase was due to an increase in payment volumes for both the K-12 and higher education markets due to new customers and an increase in volume from existing customers.
Education technology services	171,481	169,065	The increase was primarily driven by higher revenue from professional development and instructional services funded by sources other than the Emergency Assistance to Non-Public Schools (EANS) program, as well as growth in financial aid management, student information system, and enrollment services. Revenue recognition for professional development and instructional services is dependent on both the availability of government funding to schools and individual school decisions regarding the timing and manner of fund utilization. These increases were partially offset by a decline in FACTS education services revenue, reflecting the continued wind-down of economic aid provided to private schools in response to the COVID-19 pandemic. Instructional services provided to private schools have historically been funded through the EANS program. Funding under the EANS II program ended on September 30, 2024. Revenue recognized under the EANS program totaled $1.7 million and $23.1 million in 2025 and 2024, respectively.
Other	1,106	3,003	
Education technology services and payments revenue	507,150	486,962	
Cost of services	176,907	172,763	Represents direct costs to provide payment processing revenue and such costs decrease/increase in relationship to payment volumes. Costs to provide instructional services are also a component of this expense and decrease/increase in relationship to instructional services revenues.
Net revenue	$ 330,243	314,199	
GAAP before tax operating margin	34.2 %	37.5 %	Before tax operating margin, excluding net interest income, is a non-GAAP measure of before tax operating profitability as a percentage of revenue, and for the ETSP segment is calculated as income before income taxes less net interest income divided by net revenue. The Company uses this metric to monitor and assess the segment's performance, manage operating costs, identify and evaluate business trends affecting the segment, and make strategic decisions, and believes that it facilitates an understanding of the operating performance of the segment and provides a meaningful comparison of the results of operations between periods.
Net interest income	(8.0)	(9.5)	
Non-GAAP before tax operating margin, excluding net interest income	26.2 %	28.0 %	

Operating Results Highlights

- ETSP net income and before tax operating margin decreased in 2025 compared with 2024 due to a decrease in contribution from FACTS education services following the expiration of the EANS program funding in 2024. In addition, operating expenses increased to support the growth in the customer base and investments in the development of new technologies. Net income was also impacted in 2025 by a decrease in interest income as a result of a decrease in interest rates partially offset by higher balance of tuition funds held in custody for schools.

NELNET FINANCIAL SERVICES DIVISION - RESULTS OF OPERATIONS

Asset Generation and Management Operating Segment

Loan Portfolio

As of December 31, 2025, the AGM operating segment had an $8.7 billion loan portfolio, consisting primarily of federally insured loans. For a summary of the Company's loan portfolio as of December 31, 2025 and 2024, see note 4 of the notes to consolidated financial statements included in this report.

Loan Activity

The following table sets forth the activity of loans in the AGM operating segment:

	FFELP	Private	Consumer loans and other financing receivables	Total
Balance as of December 31, 2023	$ 11,686,207	277,320	85,935	12,049,462
Loan acquisitions	106,916	—	599,543	706,459
Repayments, claims, capitalized interest, participations, and other, net	(1,209,242)	(51,262)	(191,931)	(1,452,435)
Loans lost to external parties	(1,616,724)	(4,314)	—	(1,621,038)
Loans sold	(578,593)	—	(147,987)	(726,580)
Balance as of December 31, 2024	8,388,564	221,744	345,560	8,955,868
Loan acquisitions (a)	1,253,819	—	5,143,849	6,397,668
Repayments, claims, capitalized interest, participations, and other, net	(916,038)	(37,359)	(4,163,008)	(5,116,405)
Loans lost to external parties	(190,694)	(3,003)	—	(193,697)
Loans sold	(1,020,911)	—	(203,684)	(1,224,595)
Loans contributed to Nelnet Bank	(77,497)	(42,173)	—	(119,670)
Balance as of December 31, 2025	$ 7,437,243	139,209	1,122,717	8,699,169

(a) The Company began to acquire Pay Later receivables during 2025. Consumer loan acquisitions excluding Pay Later receivables was $629.7 million during the year ended December 31, 2025.

The Company has partial ownership in certain consumer, private education, and federally insured student loan securitizations that are accounted for as held-to-maturity beneficial interest investments and included in "other investments and notes receivable, net" in the Company's consolidated financial statements. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2025, the Company's ownership correlates to approximately $1.83 billion of loans included in these securitizations. The loans held in these securitizations are not included in the above table. Investment interest income earned by the Company from the beneficial interest in loan securitizations is included in "investment interest" on the Company's consolidated statements of income and is not a component of the Company's loan interest income.

Beginning in late 2021, the Company experienced accelerated run-off of its FFELP portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of the CARES Act payment pause on Department-held loans and the initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under various programs. However, the Company has experienced a significant decrease in FFELP borrowers consolidating their loans into the Federal Direct Loan Program since August 2024, which has resulted in prepayment rates on the Company's FFELP portfolio being more consistent with longer-term historical rates.

Allowance for Loan Losses, Loan Delinquencies, and Loan Charge-offs

For a summary of the allowance as a percentage of the ending balance, loan status, delinquency amounts, and other key credit quality indicators for each of AGM's loan portfolios as of December 31, 2025 and 2024; and the activity in AGM's allowance for loan losses and net charge-offs as a percentage of average loans in 2025 and 2024, see note 4 of the notes to consolidated financial statements included in this report.

Loan Spread Analysis

The following table analyzes the loan spread on AGM's portfolio of loans, which represents the spread between the yield earned on loan assets and the costs of the liabilities and derivative instruments used to fund the assets. The spread amounts included in the following table are calculated by using the notional dollar values found in the table under the caption "Net loan interest income, including settlements on derivatives" below, divided by the average balance of loans or debt outstanding.

	Year ended December 31,	
	2025	**2024**
Variable loan yield, gross	7.20 %	8.03 %
Consolidation rebate fees	(0.80)	(0.80)
Discount accretion, net of premium and deferred origination costs amortization	0.40	0.02
Variable loan yield, net	6.80	7.25
Loan cost of funds - interest expense (a)	(5.39)	(6.34)
Loan cost of funds - basis swap derivative settlements (b)	0.01	0.01
Variable loan spread	1.42	0.92
Fixed-rate floor income, gross	0.04	0.01
Fixed-rate floor income - derivative settlements (b)	0.02	0.04
Fixed-rate floor income, net of settlements on derivatives	0.06	0.05
Core loan spread	1.48 %	0.97 %
Average balance of AGM's loans	$ 9,134,995	10,310,430
Average balance of AGM's debt outstanding	8,145,206	9,871,828

(a) The Company recognized $6.3 million in non-cash interest expense during 2024 as a result of writing off the remaining unamortized debt discount related to the redemption of certain asset-backed debt securities prior to their maturity. The impact of this non-cash expense was excluded in the table above.

(b) Derivative settlements represent the cash paid or received during the respective period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms. Derivative accounting requires that net settlements with respect to derivatives that do not qualify for "hedge treatment" under GAAP be recorded in a separate income statement line item below net interest income. The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. As such, management believes derivative settlements for each applicable period should be evaluated with the Company's net interest income (loan spread) as presented in this table. The Company reports this non-GAAP information because the Company believes that it provides additional information regarding operational and performance indicators that are closely assessed by management. There is no comprehensive, authoritative guidance for the presentation of such non-GAAP information, which is only meant to supplement GAAP results by providing additional information that management utilizes to assess performance. See note 6 of the notes to consolidated financial statements included in this report for additional information on the Company's Non-Nelnet Bank derivative instruments, including the net settlement activity recognized by the Company for each period and for each type of derivative presented in the table under the caption "Consolidated Financial Statement Impact Related to Derivatives - Statements of Income" in note 6 and in this table.

A reconciliation of core loan spread, which includes the impact of derivative settlements on loan spread, to loan spread without derivative settlements follows:

	Year ended December 31,	
	2025	**2024**
Core loan spread	1.48 %	0.97 %
Derivative settlements (basis swaps)	(0.01)	(0.01)
Derivative settlements (fixed-rate floor income)	(0.02)	(0.04)
Loan spread	1.45 %	0.92 %

Variable loan spread was higher during 2025 compared with 2024 due to an increase in consumer loans as a percentage of AGM's overall loan portfolio. Consumer loans earn a higher yield than FFELP loans. Increase in variable loan spread was also due to an increase in loans funded by the Company with operating cash (versus funded with debt). As of December 31, 2025, AGM had $328.3 million (par value) of unencumbered federally insured, private education, consumer, and other loans, compared with $253.5 million and $77.0 million as of December 31, 2024 and December 31, 2023, respectively. The difference between variable loan spread and core loan spread is fixed-rate floor income earned on a portion of AGM's federally insured student loan portfolio. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment," which provides additional detail on AGM's federally insured student loans earning fixed-rate floor income.

The relationship between the indices in which AGM earns interest on its loans and funds such loans has a significant impact on loan spread. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment," which provides additional detail on AGM's FFELP student loan assets and related funding for those assets. In a decreasing interest rate environment, student loan spread on FFELP loans decreases in the short term because of the timing of interest rate resets on the Company's assets occurring daily in contrast to the timing of the interest rate resets on the Company's debt occurring either monthly or quarterly. This also results in student loan spread increasing in the short term in an increasing interest rate environment.

Summary and Comparison of Operating Results

	Year ended December 31,		
	2025	**2024**	**Additional information**
Interest income:			
Loan interest	$ 624,861	749,117	See table below for additional analysis.
Investment interest:			
Residual interest	30,726	36,363	Represents residual interest earned on beneficial interest investments.
Other investment interest	18,500	31,939	Represents investment interest earned on restricted cash included in student loan securitizations and other secured borrowings. Decrease was due to a decrease in interest rates and lower balances.
Total investment interest	49,226	68,302	
Total interest income	674,087	817,419	
Loan interest expense	439,065	632,742	See table below for additional analysis.
Intercompany interest expense	24,037	21,604	Represents interest paid by AGM to Nelnet, Inc. (parent company) related to (i) internal borrowings to fund equity advances on certain AGM debt facilities; and (ii) AGM issued bonds held by Nelnet, Inc. Intercompany interest is eliminated for consolidated financial reporting purposes.
Total interest expense	463,102	654,346	
Net interest income	210,985	163,073	
Less provision for loan losses	49,261	27,691	See note 4 of the notes to consolidated financial statements in this report for factors impacting provision for loan losses for the periods presented.
Less provision for beneficial interests	11,311	39,491	During the periods presented, the Company recorded an allowance for credit losses (and related provision expense) related to the Company's beneficial interest in certain loan securitizations. See note 7 of the notes to consolidated financial statements included in this report for additional information.
Net interest income after provision	150,413	95,891	
Other income, net	27,235	14,236	Represents primarily gain/loss on debt repurchases and loan sales, borrower late fees, income from providing administration activities for third parties, sponsor fee income, and income/losses from AGM's investment in joint ventures. See "Overview - Consolidated Results of Operations" for further detail included in other income.
Derivative settlements, net	2,094	5,217	The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative settlements for each applicable period should be evaluated with the Company's net interest income as reflected in the table below.
Derivative market value adjustments, net	(6,196)	5,422	Includes the realized and unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. The majority of the derivative market value adjustments during the periods presented related to the changes in fair value of the Company's floor income interest rate swaps. Such changes reflect that a decrease in the forward yield curve during a reporting period results in a decrease in the fair value of the Company's floor income interest rate swaps, and an increase in the forward yield curve during a reporting period results in an increase in the fair value of such swaps.
Total other income, net	23,133	24,875	
Salaries and benefits	6,363	4,784	Represents wages and salaries, payroll taxes, incentive and share-based compensation, and costs associated with employee benefit programs.
Servicing fees	29,266	31,591	Represents servicing fees paid to third parties and LSS for the servicing of AGM's loans. The amounts paid to LSS exceed the actual cost of servicing the loans. Decrease was due to the amortization of the FFELP student loan portfolio, the majority of which is serviced by LSS. Intercompany servicing expense of $19.0 million and $22.9 million during 2025 and 2024, respectively, was eliminated for consolidated financial reporting purposes.
Other expenses	6,483	4,152	Represents various expenses such as trustee and professional fees.
Intersegment expenses	4,954	5,037	Includes costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.

Total operating expenses	47,066	45,564	Total operating expenses were 52 basis points and 44 basis points of the average balance of loans in 2025 and 2024, respectively. The increase in expenses compared to the average balance of loans was due to an increase in costs associated with the Company actively expanding into new asset classes and a decrease in the average balance of loans.
Income before income taxes	126,480	75,202	
Income tax expense	(30,335)	(18,048)	Represents income tax expense at an effective tax rate of 24%.
Net income	96,145	57,154	
Net income attributable to noncontrolling interests	(85)	—	
Net income	$ 96,060	57,154	
Additional information:			
GAAP Net income	$ 96,060	57,154	
Derivative market value adjustments, net	6,196	(5,422)	
Tax effect	(1,487)	1,301	
Non-GAAP net income, excluding derivative market value adjustments	$ 100,769	53,033	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional information about non-GAAP financial information.

Operating Results Highlights

- AGM's net income, excluding derivative market value adjustments, increased primarily due to an increase in net loan interest income driven by an increase in core loan spread partially offset by the decrease in the average balance of loans outstanding.

Net loan interest income, including settlements on derivatives

The following table summarizes the components of "loan interest," "loan interest expense" and "derivative settlements, net:"

	Year ended December 31,		
	2025	2024	Additional information
Variable interest income, gross	$ 657,612	829,024	Decrease was due to a decrease in the average balance of loans and gross yield earned on loans.
Consolidation rebate fees	(73,374)	(82,872)	Decrease was due to a decrease in the average consolidation loan balance.
Discount accretion, net of premium and deferred origination costs amortization	36,314	1,716	Increase in net discount accretion was due to a forward flow agreement of Pay Later receivables purchased during 2025 at a discount that have a short estimated life.
Variable interest income, net	620,552	747,868	
Interest on bonds and notes payable	(439,065)	(632,742)	Decrease was due to a decrease in the average balance of debt outstanding and cost of funds.
Derivative settlements, net (a)	619	929	Represents net derivative settlements received related to the Company's basis swaps.
Variable loan interest margin, net of settlements on derivatives	182,106	116,055	
Fixed-rate floor income, gross	4,309	1,249	Increase was due to lower interest rates.
Derivative settlements, net (a)	1,475	4,288	Represents net derivative settlements received related to the Company's floor income interest rate swaps.
Fixed-rate floor income, net of settlements on derivatives	5,784	5,537	
Net loan interest income, including derivative settlements (core loan interest income) (a)	$ 187,890	121,592	

(a) Net loan interest income, including derivative settlements (core loan interest income) is a non-GAAP financial measure. For an explanation of GAAP accounting for derivative settlements and the reasons why the Company reports these non-GAAP measures (and the limitations thereof), see footnote (b) to the table immediately under the caption "Loan Spread Analysis" above. See note 6 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative instruments, including the net settlement activity recognized by the Company for each period and for each type of derivative referred to in the "Additional information" column of this table, which is presented in note 6 under the caption "Consolidated Financial Statement Impact Related to Derivatives - Statements of Income".

Nelnet Bank Operating Segment

Loan Portfolio

As of December 31, 2025, Nelnet Bank had a $957.6 million loan portfolio, consisting of federally insured loans, private education loans, and consumer and other loans. For a summary of the Company's loan portfolio as of December 31, 2025 and 2024, see note 4 of the notes to consolidated financial statements included in this report.

Loan Activity

The following table sets forth the activity in the Nelnet Bank operating segment:

	FFELP	Private	Consumer and other	Total
Balance as of December 31, 2023	$ —	360,520	72,352	432,872
Loan acquisitions and originations	—	180,919	210,527	391,446
Repayments	—	(58,994)	(55,639)	(114,633)
Loans sold to AGM	—	—	(65,088)	(65,088)
Balance as of December 31, 2024	—	482,445	162,152	644,597
Loan acquisitions and originations	111,040	85,929	142,207	339,176
Repayments	(16,217)	(91,913)	(37,751)	(145,881)
Loans contributed from AGM	77,497	42,173	—	119,670
Balance as of December 31, 2025	$ 172,320	518,634	266,608	957,562

Allowance for Loan Losses, Loan Delinquencies, and Loan Charge-offs

For a summary of the allowance as a percentage of the ending balance, loan status, delinquency amounts, and other key credit quality indicators for each of Nelnet Bank's loan portfolios as of December 31, 2025 and 2024; and the activity in Nelnet Bank's allowance for loan losses and net charge-offs as a percentage of average loans in 2025 and 2024, see note 4 of the notes to consolidated financial statements included in this report.

Investments

As of December 31, 2025, Nelnet Bank had a $1.08 billion investment portfolio, consisting primarily of asset-backed securities. For a summary of Nelnet Bank's asset-backed securities investments as of December 31, 2025 and 2024, see note 7 of the notes to consolidated financial statements included in this report.

Deposits

As of December 31, 2025, Nelnet Bank had $1.76 billion of deposits, which included $93.8 million from Nelnet, Inc. (parent company) and its subsidiaries (intercompany), and thus have been eliminated for consolidated financial reporting purposes. For a summary of deposits as of December 31, 2025 and 2024, see note 12 of the notes to consolidated financial statements included in this report.

Average Balance Sheet

The following table reflects the rates earned on interest-earning assets and paid on interest-bearing liabilities:

		Year ended December 31, (a)				
		2025			**2024**	
		Balance	**Rate**		**Balance**	**Rate**
Average assets						
Federally insured student loans	$	116,745	6.11 %	$	—	— %
Private education loans		512,860	6.34		390,195	4.98
Consumer and other loans		210,106	10.27		160,648	11.79
Cash and investments		930,816	6.18		642,102	7.16
Total interest-earning assets		1,770,527	6.70 %		1,192,945	7.07 %
Non-interest-earning assets		18,569			16,653	
Total assets	$	1,789,096		$	1,209,598	
Average liabilities and equity						
Brokered deposits	$	271,826	2.12 %	$	234,423	1.80 %
Intercompany deposits		146,886	3.90		145,868	4.64
Retail and other deposits		1,122,848	4.15		666,392	4.85
Federal funds purchased and other borrowed money		12,182	5.01		6,167	10.02
Total interest-bearing liabilities		1,553,742	3.78 %		1,052,850	4.17 %
Non-interest-bearing liabilities		11,486			7,928	
Equity		223,868			148,820	
Total liabilities and equity	$	1,789,096		$	1,209,598	
Net interest margin			3.39 %			3.39 %

(a) Calculated using average daily balances.

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2025	**2024**	
Interest income:			
Loan interest	$ 61,224	38,381	Represents interest earned on loans. Increase was due to an increase in the balance and mix of loans.
Investment interest	57,478	45,992	Represents interest earned on cash and investments. Increase was due to an increase of these balances, partially offset by a decrease in interest rates.
Total interest income	118,702	84,373	
Interest expense	59,284	44,859	Represents interest expense on deposits. Increase was due to an increase in the balance of deposits, partially offset by a decrease in interest rates.
Net interest income	59,418	39,514	
Provision for loan losses	18,590	26,916	See note 4 of the notes to consolidated financial statements included in this report for factors impacting provision for loan losses for the periods presented.
Net interest income after provision for loan losses	40,828	12,598	
Other income, net	3,324	2,951	Represents primarily net gains and income from investments.
Derivative settlements, net	606	917	Nelnet Bank's use of derivatives is to hedge its exposure related to variable-rate deposits to minimize volatility from future changes in interest rates. Nelnet Bank has designated its derivative instruments as cash flow hedges; however, because certain hedged items are intercompany deposits, the corresponding derivative instruments are not eligible for hedge accounting in the consolidated financial statements. Accordingly, changes in fair value of such derivatives are recorded through earnings and presented as "derivative market value adjustments, net" in the statements of operations. "Derivative settlements, net" represent the cash paid or received during the respective period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments that do not qualify for hedge accounting based on their contractual terms. For additional information on Nelnet Bank's derivative portfolio, see note 6 of the notes to consolidated financial statements in this report.
Derivative market value adjustments, net	(3,809)	4,702	
Total other income, net	121	8,570	
Salaries and benefits	11,446	11,122	Represents wages and salaries, payroll taxes, incentive and share-based compensation, and costs associated with employee benefit programs.
Depreciation	1,400	1,282	
Servicing fees	3,191	1,373	Represents primarily fees paid to LSS for servicing certain of Nelnet Bank's loans. Intercompany servicing expense of $2.5 million and $1.0 million for 2025 and 2024, respectively, was eliminated for consolidated financial reporting purposes.
Other expenses	7,487	6,972	Represents various expenses such as marketing, consulting and professional fees, collection costs, software, FDIC insurance, and management fees.
Intersegment expenses	2,812	2,361	Includes costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Total operating expenses	26,336	23,110	
Income (loss) before income taxes	14,613	(1,942)	
Income tax (expense) benefit	(3,562)	579	
Net income (loss)	$ 11,051	(1,363)	
Additional information:			
Net income (loss)	$ 11,051	(1,363)	
Derivative market value adjustments, net	3,809	(4,702)	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional details about non-GAAP financial information.
Tax effect	(914)	1,128	
Net income (loss), excluding derivative market value adjustments	$ 13,946	(4,937)	

Operating Results Highlights

- Nelnet Bank's growth was driven by higher loan and investment balances, funded primarily through increased deposit balances. In its early years, the Bank experienced operating losses as it invested in building the personnel and infrastructure necessary to support future growth. As the Bank has matured, operating expenses have stabilized while loans and deposits have continued to grow. This operating leverage has driven increased net interest income and resulted in net income in the current year compared to losses in prior periods.

NFS Other Operating Segments

The following table summarizes the operating results of other operating segments included in NFS that are not reportable. Income taxes are allocated based on 24% of income (loss) before taxes for each activity.

Summary and Comparison of Operating Results

	Nelnet Insurance Services (a)	WRCM (b)	Real estate (c)	Bond portfolio (d)	Total
	Year ended December 31, 2025				
Investment interest	$ 9,899	15	—	39,442	49,356
Interest expense	(4,888)	—	—	(50)	(4,938)
Net interest income	5,011	15	—	39,392	44,418
Reinsurance premiums earned	107,502	—	—	—	107,502
Other income, net	3,074	6,325	(657)	186	8,928
Salaries and benefits	(1,468)	(129)	(976)	—	(2,573)
Reinsurance losses and underwriting expenses	(93,551)	—	—	—	(93,551)
Impairment expense	—	—	(4,001)	—	(4,001)
Other expenses	(4,766)	(224)	(107)	(7)	(5,104)
Intersegment expenses, net	(593)	(15)	(411)	(130)	(1,149)
Income (loss) before income taxes	15,209	5,972	(6,152)	39,441	54,470
Income tax (expense) benefit	(3,650)	(1,290)	1,456	(9,466)	(12,950)
Net (income) loss attributable to noncontrolling interests	—	(598)	87	—	(511)
Net income (loss)	$ 11,559	4,084	(4,609)	29,975	41,009
	Year ended December 31, 2024				
Investment interest	$ 5,876	14	380	48,087	54,357
Interest expense	(1,541)	—	—	(7,296)	(8,837)
Net interest income	4,335	14	380	40,791	45,520
Reinsurance premiums earned	62,923	—	—	—	62,923
Other income, net	3,060	5,866	(2,297)	1,684	8,313
Salaries and benefits	(591)	(196)	(800)	—	(1,587)
Reinsurance losses and underwriting expenses	(55,246)	—	—	—	(55,246)
Impairment expense	—	—	—	—	—
Other expenses	(2,894)	(279)	(175)	(4)	(3,352)
Intersegment expenses, net	(255)	(14)	(441)	(143)	(853)
Income (loss) before income taxes	11,332	5,391	(3,333)	42,328	55,718
Income tax (expense) benefit	(2,720)	(1,164)	781	(10,158)	(13,261)
Net (income) loss attributable to noncontrolling interests	—	(539)	76	—	(463)
Net income (loss)	$ 8,612	3,688	(2,476)	32,170	41,994

(a)   Represents the operating results of the Company's reinsurance treaties primarily on property and casualty policies and the Company's Nebraska chartered life and health company, which is in run-off mode and reinsures a decreasing term life insurance product distributed to FACTS. The timing and magnitude of catastrophic losses can produce significant volatility in the Company's periodic underwriting results. The Company's reinsurance treaties include loss limits, which the Company believes reduces the magnitude of a potential catastrophic loss. There were no catastrophic events in 2025 and 2024. The Company had exposure to the January 2025 California wildfires; however, the impact was not material.

The increase in reinsurance premiums and associated reinsurance losses and underwriting expenses during 2025 compared with 2024 was primarily due to an increase in overall property volume and new business.

(b)   The Company provides investment advisory services through Whitetail Rock Capital Management, LLC (WRCM), the Company's SEC-registered investment advisor subsidiary, under various arrangements. WRCM earns annual fees of 10 basis points to 25 basis points for asset-backed securities under management and a share of the gains from the sale of securities or securities being called prior to the full contractual maturity for which it provides advisory services. As of December 31, 2025, the outstanding balance of asset-backed securities under management subject to these arrangements was $2.4 billion, of which the majority of such securities were FFELP student loan asset-backed securities. In addition, WRCM earns annual management fees of five basis points for Nelnet stock under management (primarily shares of Nelnet Class B common stock held in various trust estates). Fees earned by WRCM are included in "other income, net" in the table above.

(c) Represents the operating results of the Company's real estate activities and the administrative costs to actively manage this portfolio. Included in "other income, net" in the table above are primarily the net gains/losses recognized related to the Company's proportionate share of certain real estate partnerships accounted for under the equity method, and realized gains from the sale of real estate partnerships. In 2025, the Company recorded non-cash impairment charges related to several of its real estate partnerships after identifying indicators of an other-than-temporary decline in value. These indicators included a series of sustained operating losses, deteriorating financial performance, and evidence that the Company may be unable to recover its accounting carrying values.

(d) Represents interest income earned on the Company's bond portfolio (primarily student loan and other asset-backed securities, including Nelnet-owned asset-backed securities which it has repurchased and are eliminated in consolidation), interest income on certain notes receivable, unrealized gains/losses on marketable equity securities, realized gains/losses on marketable equity securities and bonds, and other costs to manage these investments. The activity also includes interest expense incurred on debt used to finance such investments. The decrease in investment interest income during 2025 compared with 2024 was due to a decrease in the average balance of investment securities and a decrease in interest rates earned on such investments, partially offset by non-cash interest income of $7.0 million from the acceleration of discount accretion on certain asset-backed debt securities that were called prior to their maturity. The decrease in interest expense during 2025 compared with 2024 was due to a decrease in outstanding debt. As of December 31, 2024, this debt had been repaid in full. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate and Market Risk - Investments," which provides additional detail on NFS's investment debt securities.

CORPORATE AND OTHER ACTIVITIES – RESULTS OF OPERATIONS

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate."). The following table summarizes the operating results of these activities.

Income taxes are allocated based on 24% of income (loss) before taxes for each activity. The difference between the Corporate income tax expense and the sum of taxes calculated for each activity is included in income taxes in "other" in the table below.

Summary and Comparison of Operating Results

	Shared services (a)	Solar tax equity (b)	Nelnet Renewable Energy (c)	ALLO (d)	Venture capital (e)	Other	Total
	Year ended December 31, 2025						
Investment interest	$ —	6	—	—	—	11,023	11,029
Interest expense	—	—	(6)	—	—	(252)	(258)
Net interest income (expense)	—	6	(6)	—	—	10,771	10,771
Solar construction revenue	—	—	14,371	—	—	—	14,371
Other income, net	2,510	(14,249)	—	13,702	43,576	11,705	57,244
Gain on partial redemption of ALLO investment	—	—	—	175,044	—	—	175,044
Derivative market value adjustments, net	—	—	—	—	—	907	907
Cost to provide solar construction services	—	—	(41,810)	—	—	—	(41,810)
Salaries and benefits	(79,653)	(1,598)	(8,695)	—	(849)	(6,551)	(97,346)
Depreciation and amortization	(11,301)	—	(864)	—	(1)	(152)	(12,318)
Impairment expense	(3,269)	(5,761)	(11,860)	—	(3,576)	—	(24,466)
Other expenses	(54,404)	(1,900)	(7,132)	6,190	(99)	(4,630)	(61,975)
Intersegment expenses, net	104,224	(268)	(1,544)	—	(177)	(1,632)	100,603
(Loss) income before income taxes	(41,893)	(23,770)	(57,540)	194,936	38,874	10,418	121,025
Income tax benefit (expense)	10,054	(1,778)	13,810	(46,785)	(9,330)	3,144	(30,885)
Net loss (income) attributable to noncontrolling interests	—	31,178	—	—	—	(101)	31,077
Net (loss) income	$ (31,839)	5,630	(43,730)	148,151	29,544	13,461	121,217

	Shared services (a)	Solar tax equity (b)	Nelnet Renewable Energy (c)	ALLO (d)	Venture capital (e)	Other	Total
	Year ended December 31, 2024						
Investment interest	$ —	2	32	—	—	11,739	11,773
Interest expense	—	—	(833)	—	—	(954)	(1,787)
Net interest income (expense)	—	2	(801)	—	—	10,785	9,986
Solar construction revenue	—	—	56,569	—	—	—	56,569
Other income, net	3,102	285	246	6,593	8,503	12,884	31,613
Gain on partial redemption of ALLO investment	—	—	—	—	—	—	—
Derivative market value adjustments, net	—	—	—	—	—	—	—
Cost to provide solar construction services	—	—	(77,673)	—	—	—	(77,673)
Salaries and benefits	(80,572)	(1,552)	(6,791)	—	(849)	(6,384)	(96,148)
Depreciation and amortization	(25,299)	—	(1,130)	—	(29)	(370)	(26,828)
Impairment expense	—	—	(1,865)	—	(537)	—	(2,402)
Other expenses	(45,417)	(964)	(2,735)	1,498	(79)	(5,884)	(53,581)
Intersegment expenses, net	101,992	50	(1,792)	(4)	(97)	(550)	99,599
(Loss) income before income taxes	(46,194)	(2,179)	(35,972)	8,087	6,912	10,481	(58,865)
Income tax benefit (expense)	11,087	(1,123)	8,236	(1,941)	(1,659)	1,514	16,114
Net loss (income) attributable to noncontrolling interests	—	6,857	1,655	—	—	—	8,512
Net (loss) income	$ (35,107)	3,555	(26,081)	6,146	5,253	11,995	(34,239)

(a) Includes corporate activities related to human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. The amount allocated to operating segments is reflected as "intersegment expenses, net" in the table above. Also includes corporate costs and overhead functions not allocated to operating segments, including executive management, innovation initiatives, and other holding company organizational costs.

(b) Includes operating results of the Company's participation in renewable energy solar developments through tax equity structures. The Company accounts for its solar tax equity interests using the HLBV method of accounting, which commonly results in accelerated losses in the initial years of the partnerships and gains recognized at the end of the contractual agreement (typically five years). In the periods presented, the Company recognized HLBV losses greater than gains realized. Due to the recognition pattern (accelerated losses in initial years and gains upon sale at the end of the contractual agreement), these partnerships may create volatility in earnings. For additional information on the HLBV net losses recognized and gains realized related to these partnerships, see note 7 of the notes to consolidated financial statements included in this report.

The net losses recognized from the partnership interests are offset by revenue earned by the Company related to management, consulting, and performance fees provided on tax equity contributions from syndication partners. Management and performance fee income recognized by the Company was $4.7 million and $3.6 million during 2025 and 2024, respectively. The Company also recognized solar consulting fee income of $13.1 million and $6.1 million during 2025 and 2024, respectively, for due diligence services provided to developers of solar projects to support project qualification. Management, performance, and consulting fees are included in "other income, net" in the above table. Also included in the 2025 operating results is a non-cash impairment charge of $5.8 million related to the Company's ownership in a solar development project.

(c) The Company sold NRE in November 2025. Although the Company retained a limited number of construction contracts to complete following the sale, the Company does not expect the operating results from such contracts to be significant in future periods. During 2025, the Company recognized a non-cash impairment charge of $11.8 million related primarily to solar facilities which are operated under long-term power purchase agreements.

(d) Represents primarily the Company's share of loss on its voting membership interest and income on its preferred membership interest in ALLO. For additional information on the results of these investments, see note 7 of the notes to consolidated financial statements included in this report.

In June 2025, the Company redeemed a portion of its voting membership interest in ALLO and all its outstanding preferred membership interest, including the preferred return accrued on such membership interests, and recognized a pre-tax gain of $175.0 million as a result of this transaction. See note 3 of the notes to consolidated financial statements included in this report for additional information.

(e) Represents the operating results of the Company's venture capital activities, including Hudl which the Company accounts for using the measurement alternative method, and the administrative costs to manage this portfolio. The ownership in these early-stage and emerging growth companies may create volatility in earnings from recognizing results of certain equity method investees, periodic adjustment of certain fund investments to their respective fair value, and, when applicable, observable price changes on certain measurement alternative methods. For instance, during 2025, the Company recognized a realized gain of $7.8 million as a result of redeeming a portion of its interest in CompanyCam, and an unrealized gain of $22.4 million to adjust its carrying value of its remaining ownership in CompanyCam to the transaction value. For additional information, see note 7 of the notes to consolidated financial statements included in this report.

LIQUIDITY AND CAPITAL RESOURCES

The Company's Loan Servicing and Systems, and Education Technology Services and Payments operating segments are non-capital intensive and both produce positive operating cash flows. As such, a minimal amount of debt and equity capital is allocated to these segments and any liquidity or capital needs are satisfied using cash flow from operations.

Therefore, the Liquidity and Capital Resources discussion is concentrated on the Company's liquidity and capital needs to meet existing debt obligations in the Nelnet Financial Services division, which includes the Asset Generation and Management and Nelnet Bank reportable operating segments, and the Company's other initiatives to pursue additional strategic investments.

The Company may issue equity and debt securities in the future in order to improve capital, increase liquidity, refinance upcoming maturities, or provide for general corporate purposes. Moreover, the Company may from time to time repurchase certain amounts of its outstanding secured debt securities, including debt securities which the Company may issue in the future, for cash and/or through exchanges for other securities. Such repurchases or exchanges may be made in open-market transactions, privately negotiated transactions, or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions, compliance with securities laws, and other factors. The amounts involved in any such transactions may be material.

The Company has historically utilized operating cash flow, secured financing transactions (which include warehouse facilities and asset-backed securitizations), operating lines of credit, and other borrowing arrangements to fund its Asset Generation and Management operations and loan acquisitions. In addition, the Company has used operating cash flow, borrowings on its unsecured line of credit, repurchase agreements, and unsecured debt offerings to fund corporate activities; business acquisitions; contributions into solar, real estate, and other partnerships; repurchases of common stock; and repurchases of its own debt. Nelnet Bank utilizes contributions from Nelnet, Inc. and third-party and intercompany deposits to fund its growth.

Sources of Liquidity

As of December 31, 2025, the Company's sources of liquidity included:

Cash and cash equivalents	$	295,983
Less: Cash and cash equivalents held at Nelnet Bank (a)		(26,730)
Net cash and cash equivalents		269,253
Available-for-sale (AFS) debt securities (investments) - at fair value		1,304,988
Less: AFS debt securities held at Nelnet Bank - at fair value (a)		(846,989)
AFS private education and consumer loan debt securities - held as risk retention - at fair value (b)		(190,607)
Restricted investments - at fair value (c)		(175,800)
Unencumbered AFS debt securities (investments) - at fair value		91,592
Unencumbered federally insured, private, consumer, and other loans (Non-Nelnet Bank) - at par		328,269
Unencumbered repurchased Nelnet issued asset-backed debt securities - at par (not included on consolidated financial statements) (d)		292,177
Unused capacity on unsecured line of credit (e)		495,000
Sources of liquidity as of December 31, 2025	$	1,476,291

(a) Cash and investments held at Nelnet Bank are generally not available for Company activities outside of Nelnet Bank.

(b) The Company is sponsor for certain private education and consumer loan securitizations and as sponsor, is required to provide a certain level of risk retention. To satisfy this requirement, the Company has purchased bonds issued in the securitizations. The majority of the purchased bonds reflected in the table above relate to private education loan securitizations. For these securitizations, the Company is required to retain these bonds until the latest of (i) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (ii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time the Company can sell these bonds to a third party. The Company estimates these bonds will be restricted from trading until approximately the first half of 2027.

(c)   The Company is required to hold collateral in third-party trusts related to its reinsurance business.

(d)   The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties, redeem the notes at par as cash is generated by the trust estate, or pledge the securities as collateral on repurchase agreements. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale.

(e)   The Company has a $495.0 million unsecured line of credit that matures on September 22, 2026. As of December 31, 2025, there was no amount outstanding on the unsecured line of credit and $495.0 million was available for future use.

The Company intends to use its current and future liquidity position to capitalize on market opportunities, including FFELP, private education, consumer, and other loan acquisitions (or residual interests therein); strategic acquisitions; and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions. The timing and size of these opportunities will vary and will have a direct impact on the Company's cash and investment balances.

Cash Flows

The Company has historically generated positive cash flow from operations. During the years ended December 31, 2025 and 2024, the Company generated $423.0 million and $662.9 million, respectively, in cash from operating activities. The decrease in 2025 compared with 2024 was due to:

- Adjustments to net income for certain non-cash items, including loan discount and deferred lender fees accretion, depreciation and amortization, provision for beneficial interests, and gain/loss on investments;
- The gain recognized on the partial redemption of ALLO; and
- The impact of changes to loan and investment accrued interest receivable and accounts receivable in 2025 compared with 2024.

These factors were partially offset by:

- An increase in net income;
- Adjustments to net income for certain non-cash items, including derivative market value adjustments, impairment expense, deferred taxes, and provision for loan losses; and
- The impact of changes to other liabilities and accrued interest payable in 2025 compared with 2024.

The primary items included in the statement of cash flows for investing activities are the purchase, origination, repayment, and sale of loans, the purchase and sale of available-for-sale securities, and the purchase and sale of other investments. In 2025, the Company received cash proceeds of $410.9 million from the redemption of its membership interests in ALLO. The proceeds from the ALLO redemption are included in investing activities on the statement of cash flows. The primary items included in financing activities are the payments on and proceeds from bonds and notes payable, the change in deposits at Nelnet Bank used to fund loans and investment activity, issuance of noncontrolling interests, payment of dividends, and repurchases of the Company's common stock. Cash provided by investing activities and used in financing activities for the year ended December 31, 2025 was $356.4 million and $737.1 million, respectively. Cash provided by investing activities and used in financing activities for the year ended December 31, 2024 was $2.41 billion and $3.17 billion, respectively. Investing and financing activities are further addressed in the discussion that follows.

Sources and Needs of Liquidity - AGM Operating Segment

Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans but continues to acquire FFELP loan portfolios from third parties and believes additional loan purchase opportunities exist, including opportunities to purchase private education, consumer, and other loans (or residual interests therein).

The Company plans to fund additional loan acquisitions through a combination of current cash; cash generated from operating activities and expected future cash flows from loan securitizations; proceeds from the sale of certain investments; borrowings under its unsecured line of credit, Union Bank student loan participation agreement, and Union Bank student loan asset-backed securities participation agreement, or similar secured and unsecured borrowing facilities; utilization of existing warehouse facilities; expansion of capacity under existing and/or establishment of new warehouse facilities; and continued access to the asset-backed securities market.

Sources of Liquidity

Asset-backed Securities Transactions

The Company, through its subsidiaries, has historically funded loans by completing asset-backed securitizations. The majority of AGM's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk.

Depending on market conditions, the Company anticipates continuing to access the asset-backed securitization market. Such asset-backed securitization transactions would be used to refinance loans included in its warehouse facilities and existing asset-backed securitizations and/or finance loans purchased from third parties and loans that are currently unencumbered.

During 2025, the Company completed one FFELP asset-backed securitization totaling $707.9 million (par value). The proceeds from this transaction were used primarily to refinance student loans included in other secured financings. See note 5 of the notes to consolidated financial statements included in this report for additional information on this securitization.

There were no asset-backed securitization transactions completed during the year ended December 31, 2024.

Warehouse Facilities

Warehousing allows the Company to buy and manage loans prior to transferring them into more permanent financing arrangements. See note 5 of the notes to consolidated financial statements included in this report for a discussion of the Company's warehouse facilities outstanding as of December 31, 2025.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, a related party, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. As of December 31, 2025, $872.9 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company. The Company can sell participation interests in loans to Union Bank to the extent of availability under the grantor trusts, up to $900.0 million or an amount in excess of $900.0 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

Liquidity Impact Related to Debt Obligations Secured by Loan Assets and Related Collateral

The following table shows AGM's debt obligations outstanding that are secured by loan assets and related collateral:

	As of December 31, 2025	
	Carrying amount	**Final maturity**
Bonds and notes issued in asset-backed securitizations	$ 6,838,314	3/22/32 - 11/27/90
FFELP and consumer loan warehouse and other facilities	981,933	1/29/27 - 2/29/28
	$ 7,820,247	

Warehouse Facilities

Upon termination or expiration of the warehouse and other secured facilities, the Company would expect to access the securitization market, obtain replacement facilities, use operating cash, consider the sale of assets, or transfer collateral to satisfy any remaining obligations.

Bonds and Notes Issued in Asset-backed Securitizations

Cash generated from student loans funded in asset-backed securitizations provides the sources of liquidity to satisfy all obligations related to the outstanding bonds and notes issued in such securitizations. In addition, due to (i) the difference between the yield AGM receives on the loans and cost of financing within these transactions, and (ii) the servicing and administration fees AGM earns from these transactions, AGM has created a portfolio that the Company expects to generate earnings and significant cash flow over the life of these transactions. As of December 31, 2025, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, AGM expects future undiscounted cash flows from its portfolio funded in asset-backed securitizations to be approximately $1.09 billion as detailed below. The actual timing of cash flows released from the securitizations could be impacted based on when and if the Company terminates a securitization by exercising clean-up calls on the underlying securities when the assets in such securitization get to a certain threshold.

The forecasted cash flow presented below includes loans funded in asset-backed securitizations as of December 31, 2025, the majority of which are federally insured student loans. As of December 31, 2025, AGM had $7.3 billion of loans included in asset-backed securitizations, which represented 84.3% of its total loan portfolio. The forecasted cash flow does not include cash flows that the Company expects to receive in relation to loans funded in its warehouse facilities, unencumbered federally insured, private education, consumer, and other loans funded with operating cash, its ownership of beneficial interest in loan securitizations (such beneficial interest investments are classified as "other investments and notes receivable, net" on the Company's consolidated balance sheets), loans acquired subsequent to December 31, 2025, and loans owned by Nelnet Bank.

Asset-backed Securitization Cash Flow Forecast
$1.09 billion
(dollars in millions)



The forecasted future undiscounted cash flows of approximately $1.09 billion include approximately $0.77 billion (as of December 31, 2025) of overcollateralization included in the asset-backed securitizations. These excess net asset positions are included in the consolidated balance sheets in the balances of "loans and accrued interest receivable, net" and "restricted cash." The difference between the total estimated future undiscounted cash flows and the overcollateralization of approximately $0.32 billion, or approximately $0.24 billion after income taxes based on the estimated effective tax rate, represents estimated future net interest income (earnings) from the portfolio and is expected to be accretive to the Company's balance of consolidated shareholders' equity from the December 31, 2025 balance.

The Company uses various assumptions, including prepayments and future interest rates, when preparing its cash flow forecast. These assumptions are further discussed below.

Prepayments: The primary variables in establishing a life of loan estimate are the level and timing of prepayments. Prepayment rates equal the amount of loans that prepay annually as a percentage of the beginning-of-period balance, net of scheduled principal payments. A number of factors can affect estimated prepayment rates, including the level of consolidation activity, borrower default rates, and utilization of debt management options such as income-based repayment, deferments, and forbearance. Should any of these factors change, management may revise its assumptions, which in turn would impact the projected future cash flow. The Company's cash flow forecast above assumes prepayment rates of 6% for both federally insured consolidation and Stafford loans. Prepayment rates for private education loans range from 11% to 20%.

Beginning in late 2021, the Company experienced accelerated run-off (prepayments) of its FFELP portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans to qualify for loan forgiveness under various initiatives and programs offered by the federal government and the Department. However, the Company has experienced a significant decrease in FFELP borrowers consolidating their loans into the Federal Direct Loan Program since August 2024, which has resulted in prepayment rates on the Company's FFELP portfolio being more consistent with longer-term historical rates. See Item 1A, "Risk Factors - Loan Portfolio - Prepayment risk" for additional information related to risks associated with loan prepayments.

The following table summarizes the estimated impact to the above forecasted cash flows if prepayments were greater than the prepayment rate assumptions used to calculate the forecasted cash flows:

Increase in prepayment rate	Reduction in forecasted cash flow from table above	Forecasted cash flow using increased prepayment rate
2x	$0.07 billion	$1.02 billion
4x	$0.20 billion	$0.89 billion

If the entire AGM student loan portfolio was prepaid, the Company would receive the full amount of overcollateralization included in the asset-backed securitizations of approximately $0.77 billion (as of December 31, 2025); however, the Company would not receive the $0.32 billion ($0.24 billion after tax) of estimated future earnings from the portfolio.

Interest rates: The Company funds a portion of its student loans with variable rate securities that are indexed to 90-day SOFR. Meanwhile, the interest earned on the Company's student loan assets is indexed primarily to the 30-day average SOFR in effect for each day in a calendar quarter. The different interest rate characteristics of the Company's loan assets and liabilities funding these assets result in basis risk. The Company's cash flow forecast assumes, for the life of the portfolio, a relationship between the various SOFR indices that is implied by the current forward SOFR curves. If the forecast is computed assuming a spread of an additional 12 basis points between 3-month Term SOFR and 30-day average SOFR for the life of the portfolio, the cash flow forecast would be reduced by approximately $5 million to $15 million.

The Company uses the current forward interest rate yield curve to forecast cash flows. A change in the forward interest rate curve would impact the future cash flows generated from the portfolio. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk — AGM Operating Segment" for additional information about various interest rate risks which may impact future cash flows from AGM's loan assets.

Liquidity Impact Related to Beneficial Interest in Loan Securitizations

The Company has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "other investments and notes receivable, net" on the Company's consolidated balance sheets. These residual interests were acquired by the Company or have been received by the Company as consideration from selling portfolios of loans to unrelated third parties who securitized such loans. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2025, the Company's ownership correlates to approximately $1.83 billion of loans included in these securitizations. Investment interest income earned by the Company from the beneficial interest in loan securitizations is included in "investment interest" on the Company's consolidated statements of income and is not a component of the Company's loan interest income.

As of December 31, 2025, the investment balance on the Company's consolidated balance sheet of its beneficial interest in loan securitizations was $194.8 million. For a summary of this investment balance, see note 7 of the notes to consolidated financial statements included in this report.

The Company's partial ownership percentage in each loan securitization grants the Company the right to receive the corresponding percentage of cash flows generated by the securitization. As of December 31, 2025, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its partial ownership in these securitizations to be approximately $286.1 million. The vast majority of these cash flows are expected to be received over the next 5 years.

The difference between the total estimated future undiscounted cash flows from these residual interests ($286.1 million) and the investment carrying value ($194.8 million) of $91.3 million, or $69.4 million after income taxes based on the estimated effective tax rate, represents estimated future investment interest income (earnings) from these investments and is expected to be accretive to the Company's balance of consolidated shareholders' equity from the December 31, 2025 balance.

The undiscounted future cash flows from the consumer and private education loan securitizations are highly subject to credit risk (defaults). If defaults are higher than management's current estimate, the forecasted cash flows and estimated future investment interest income (earnings) from these securitizations would be adversely impacted.

Sources and Needs of Liquidity - Nelnet Bank

The growth of Nelnet Bank is primarily driven by its ability to achieve loan growth goals through originations and acquisitions while sustaining credit quality and maintaining cost-efficient funding sources to support its loan growth.

Sources of Liquidity

Nelnet Bank launched operations in November 2020. Nelnet Bank was funded by the Company with an initial capital contribution of $100 million and the Company made a pledged deposit of $40.0 million with Nelnet Bank, as required under an agreement with the FDIC as discussed below. The Company has contributed an additional $178 million to Nelnet Bank since its inception (which includes cash, investments, loans, and equity in a student loan trust). Based on Nelnet Bank's business plan for growth and current financial condition, the Company believes it will make additional capital contributions to the bank in future periods. Nelnet Bank also has unsecured Federal Funds lines of credit with correspondent banks and has established accounts at the Federal Reserve Bank and the Federal Home Loan Bank.

Deposits

Nelnet Bank utilizes brokered, retail, and other deposits to meet its funding needs and enhance its liquidity position. The deposits can be term or liquid deposits. The term deposits have terms from three months to ten years. Retail, commercial, and institutional deposits are sourced through a direct banking platform and a deposit marketplace and provide diversified funding sources. Brokered deposits are sourced through a network of brokers and provide a stable source of funding. In addition, Nelnet Bank accepts certain deposits considered non-brokered that are held in large accounts structured to allow FDIC insurance to flow through to underlying individual depositors. The deposits are diversified with deposits from Educational 529 College Savings and Health Savings plans, STFIT, and FDIC sweep deposits.

Regulatory Capital

Prior to Nelnet Bank's launch of operations, Nelnet Bank, Nelnet, Inc. (the parent), and Michael S. Dunlap (Nelnet, Inc.'s controlling shareholder) entered into a Capital and Liquidity Maintenance Agreement and a Parent Company Agreement with the FDIC in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. As part of the Capital and Liquidity Maintenance Agreement, Nelnet, Inc. is obligated to (i) contribute capital to Nelnet Bank for it to maintain capital levels that meet FDIC requirements for a "well capitalized" bank, including a leverage ratio of capital to total assets of at least 12%; (ii) provide and maintain an irrevocable asset liquidity takeout commitment for the benefit of Nelnet Bank in an amount equal to the greater of either 10% of Nelnet Bank's total assets or such additional amount as agreed to by Nelnet Bank and Nelnet, Inc.; (iii) provide additional liquidity to Nelnet Bank in such amount and duration as may be necessary for Nelnet Bank to meet its ongoing liquidity obligations; and (iv) establish and maintain a pledged deposit of $40.0 million with Nelnet Bank.

Under the regulatory framework for prompt corrective action, Nelnet Bank is subject to various regulatory capital requirements administered by the FDIC and the UDFI and must meet specific capital standards. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on Nelnet Bank's business, results of operations, or financial condition. On January 1, 2020, the Community Bank Leverage Ratio (CBLR) framework, as issued jointly by the Office of the Comptroller of the Currency, the Federal Reserve Board, and the FDIC, became effective. Any banking organization with total consolidated assets of less than $10 billion, limited amounts of certain types of assets and off-balance sheet exposures, and a community bank leverage ratio greater than 9% may opt into the CBLR framework quarterly. The CBLR framework allows banks to satisfy capital standards and be considered "well capitalized" under the prompt corrective action framework if their leverage ratio is greater than 9%, unless the banking organization's federal banking agency determines that the banking organization's risk profile warrants a more stringent leverage ratio. The FDIC has ordered Nelnet Bank to maintain at least a 12% leverage ratio. Nelnet Bank has opted into the CBLR framework for the quarter ended December 31, 2025 with a leverage ratio of 14.5%. Nelnet Bank intends to maintain at all times regulatory capital levels that meet both the minimum level necessary to be considered "well capitalized" under the FDIC's prompt corrective action framework and the minimum level required by the FDIC.

Liquidity Impact Related to Renewable Energy Solar Developments

The Company makes contributions in tax equity to renewable energy solar partnerships that support the development and operations of solar projects throughout the country. As of December 31, 2025, the Company has contributed a total of $355.6 million in solar partnerships which remain outstanding for itself and $416.0 million on behalf of its syndication partners, for a total of $771.6 million. These contributions provide a federal income tax credit under the Internal Revenue Code, currently equaling 30% to 70% of the eligible project cost, with the tax credit available when the project is placed in service. The Company is then allowed to reduce its tax estimates paid to the U.S. Treasury based on the credits earned. In addition to the credits, the Company structures the partnership to receive quarterly distributions of cash from the operating earnings of the solar project for a period of at least five years after the project is placed in service. After that period, the contractual agreements typically provide for the Company's entire interest in the projects to be sold at the fair market value of the discounted forecasted future cash flows allocable to the Company. Based on the timing of when the Company contributes to a project and decreases its tax estimate to the U.S. Treasury due to earning of the tax credit, the net amount of capital funded to renewable energy solar developments at any point in time is not significant and has a minimal impact on the Company's liquidity. As of December 31, 2025, the Company is committed to contribute an additional $53.6 million directly in renewable energy solar developments and $59.1 million will be contributed by its syndication partners, for a total commitment of $112.7 million.

In periods in which the Company makes significant contributions in renewable energy solar partnerships, operating results are negatively impacted due to the accelerated losses recognized in the initial years of contribution. However, given the timing and amount of cash flows expected to be generated over the life of these partnerships, the Company considers these contributions a good use of capital. Through December 31, 2025, the Company has recognized cumulative pre-tax losses (excluding noncontrolling interests) of approximately $75 million on its solar partnerships currently outstanding. The Company expects its current solar partnerships (assuming no additional contributions are made subsequent to December 31, 2025) to generate approximately $123 million of pre-tax earnings (excluding noncontrolling interests) over the life of the solar partnerships. Accordingly, the Company expects to recognize approximately $198 million in pre-tax income (excluding noncontrolling interests) on such solar partnerships between January 1, 2026 and June 30, 2031 (the remaining years of its current investments).

Liquidity Impact Related to Hedging Activities

The Company utilizes derivative instruments to manage interest rate sensitivity. By using derivative instruments, the Company is exposed to market risk which could impact its liquidity.

All Non-Nelnet Bank over-the-counter derivative contracts executed by the Company are cleared post-execution at a regulated clearinghouse. Clearing is a process by which a third party, the clearinghouse, steps in between the original counterparties and guarantees the performance of both, by requiring that each post liquid collateral on an initial (initial margin) and mark-to-market (variation margin) basis to cover the clearinghouse's potential future exposure in the event of default. The Company's non-centrally cleared derivative contracts have protection against counterparty risk provided by International Swaps and Derivatives Association, Inc. agreements. The agreements require collateral to be exchanged based on the net fair value of derivatives with each counterparty. The Company's exposure related to the non-centrally cleared derivatives is limited to the value of the derivative contracts in a gain position, less any collateral held by us.

Based on the derivative portfolio outstanding as of December 31, 2025, the Company does not anticipate any movement in interest rates having a material impact on its capital or liquidity profile, nor does the Company expect that any movement in interest rates would have a material impact on its ability to make variation margin payments to its third-party clearinghouse and/or payments to its counterparties for its non-centrally cleared derivatives. However, if interest rates move materially and negatively impact the fair value of the Company's derivative portfolio or if the Company enters into additional derivatives for which the fair value becomes negative, the Company could be required to make variation margin payments to its third-party clearinghouse and/or collateral payments to its non-centrally cleared counterparties. The variation margin and collateral payments, if significant, could negatively impact the Company's liquidity and capital resources. In addition, clearing rules require the Company to post amounts of liquid collateral when executing new derivative instruments, which could prevent or limit the Company from utilizing additional derivative instruments to manage interest rate sensitivity and risks. See note 6 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative portfolio.

Other Sources of Liquidity

Unsecured Line of Credit

As discussed above, the Company has a $495.0 million unsecured line of credit with a maturity date of September 22, 2026. As of December 31, 2025, the unsecured line of credit had no amount outstanding and $495.0 million was available for future use. Upon the maturity date of this facility, there can be no assurance that the Company will be able to maintain this line of credit, increase or maintain the amount outstanding under the line, or find alternative funding if necessary.

Union Bank Participation Agreement

The Company has an agreement with Union Bank under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (bond investments). The agreement automatically renews annually and is terminable by either party upon five business days' notice. The Company can participate FFELP loan asset-backed securities (investments) to Union Bank to the extent of availability under the grantor trusts, up to $400.0 million or an amount in excess of $400.0 million if mutually agreed to by both parties. The Company maintains legal ownership of the FFELP loan asset-backed securities and, in its discretion, approves and accomplishes any sale, assignment, transfer, encumbrance, or other disposition of the securities. As such, the FFELP loan asset-backed securities subject to this agreement are included on the Company's consolidated balance sheets as "investments at fair value" and the participation interests outstanding have been accounted for by the Company as a secured borrowing. As of December 31, 2025, $0.1 million (par value) of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement.

Stock Repurchases

The Board of Directors has authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 8, 2028. As of December 31, 2025, 4,488,349 shares remained authorized for repurchase under the Company's stock repurchase program. Shares may be repurchased from time to time on the open market, in private transactions (including with related parties), or otherwise, depending on various factors, including share prices and other potential uses of liquidity.

Shares repurchased by the Company during 2025 and 2024 are shown below, and include shares repurchased under the Company's stock repurchase program and shares owned and tendered by employees to satisfy tax withholding obligations upon the vesting of restricted shares. Certain of these repurchases were made pursuant to trading plans adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share) (a)
Year ended December 31, 2025	566,575	$ 69,346	$ 122.40
Year ended December 31, 2024	894,108	83,290	93.15

      (a)   The average price of shares repurchased includes excise taxes.

On August 25, 2025, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, a total of 41,929 shares of the Company's Class A common stock from a certain significant shareholder. The shares were repurchased at a discount to the closing market price of the Company's Class A common stock as of August 21, 2025, and the transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

Dividends

Dividends of $0.28 per share on the Company's Class A and Class B common stock were paid on March 14, 2025 and June 16, 2025, respectively; a dividend of $0.30 per share was paid on September 16, 2025, and a dividend of $0.33 was paid on December 15, 2025.

The Company's Board of Directors has declared a first quarter 2026 cash dividend on the Company's outstanding shares of Class A and Class B common stock of $0.33 per share. The first quarter cash dividend will be paid on March 13, 2026, to shareholders of record at the close of business on February 27, 2026.

The Company plans to continue making regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors.

CRITICAL ACCOUNTING ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to consolidated financial statements included in this report includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most "critical" — that is, they are most important to the portrayal of the Company's financial condition and results of operations and they require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has identified the allowance for loan losses as a critical accounting policy and estimate.

Allowance for Loan Losses

The allowance for loan losses represents the Company's estimate of the expected lifetime credit losses inherent in loan receivables as of the balance sheet date. The adequacy of the allowance for loan losses is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Such assumptions are discussed below, and such uncertainty is due in part to the fact that the weighted-average maturity of the Company's loan portfolio is approximately 11 years, and actual credit losses will be affected by, among other things, future economic conditions and future personal financial situations for borrowers, over that extended time frame. Changes in the Company's assumptions affect "provision for loan losses" on the Company's consolidated statements of income and the "allowance for loan losses" contained within "loans and accrued interest receivable, net" on the Company's consolidated balance sheets. For additional information regarding the Company's allowance for loan losses, see notes 2 and 4 of the notes to consolidated financial statements included in this report.

The Company estimates the allowance for loan losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. The models vary by portfolio type including FFELP, private education, and consumer and other loans. If management does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

The Company's allowance for loan losses is based on various assumptions including: probability of default; loss given default; exposure at default; net loss rates for its consumer portfolio; contractual terms, including prepayments; forecast period; reversion method; reversion period; and macroeconomic factors, including unemployment rates, gross domestic product, and the consumer price index.

The allowance for loan losses is made at a specific point in time and based on relevant information as discussed above. The allowance for loan losses is maintained at a level management believes is appropriate to provide for expected lifetime credit losses inherent in loan receivables as of the balance sheet date. This evaluation is inherently subjective because it requires numerous estimates made by management. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in estimates could significantly affect the Company's recorded balance for the allowance for loan losses. For additional information regarding changes in the Company's allowance for loan losses for the years ended December 31, 2025, 2024, and 2023, see the caption "Activity in the Allowance for Loan Losses" in note 4 of the notes to consolidated financial statements included in this report.

The Company considers a range of economic scenarios in its determination of the allowance for loan losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Under the range of economic scenarios considered, the allowance for loan losses would have been lower by $15 million (11%) or higher by $16 million (12%). This range reflects the sensitivity of the allowance for loan losses specifically related to the scenarios and weights considered as of December 31, 2025, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.

Because several quantitative and qualitative factors are considered in determining the allowance for loan losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for loan losses. They are intended to provide insights into the impact of adverse changes in the economy on the Company's modeled loss estimates for the loan portfolio and do not imply any expectation of future deterioration in loss rates. Given current processes employed by the Company, management believes the loss model estimates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2024, the FASB issued accounting guidance to increase disclosure requirements primarily through enhanced disclosures about types of expenses (including employee compensation, depreciation, and amortization) in commonly presented expense captions. This guidance will be effective for the Company for fiscal years beginning after December 15, 2026. The guidance is required to be applied prospectively with the option for retrospective application. Management is currently evaluating the impact this guidance will have on the disclosures included in the notes to the consolidated financial statements.

There are no other recently issued, but not yet adopted, accounting pronouncements which are expected to have a material impact on the Company's consolidated financial statements and related disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(All dollars are in thousands, except share amounts, unless otherwise noted)

The Company's consolidated balance sheets include assets and liabilities whose fair values are subject to market risks, primarily interest rate risk. The following sections address the interest rate risk associated with our relevant business activities.

Interest Rate Risk - AGM Operating Segment

AGM's primary market risk exposure arises from fluctuations in its lending and borrowing rates, the spread between which could impact AGM due to shifts in market interest rates.

The following table sets forth AGM's loan assets and debt instruments by rate characteristics:

	As of December 31, 2025		As of December 31, 2024	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 1,611,772	18.5 %	$ 814,843	9.1 %
Variable-rate loan assets	7,087,397	81.5	8,141,025	90.9
Total	$ 8,699,169	100.0 %	$ 8,955,868	100.0 %
Fixed-rate debt instruments	$ 331,404	4.2 %	$ 399,994	4.8 %
Variable-rate debt instruments	7,490,065	95.8	7,958,357	95.2
Total	$ 7,821,469	100.0 %	$ 8,358,351	100.0 %

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the special allowance payment (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. The Company generally finances its FFELP student loan portfolio with variable-rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, the Company's FFELP student loans earn at a fixed rate while the interest on the variable-rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed-rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable-rate floor income. All FFELP loans first originated on or after April 1, 2006 effectively earn at the SAP rate, since lenders are required to rebate fixed-rate floor income and variable-rate floor income for those loans to the Department.

The Company earned no variable-rate floor income in 2025 or 2024.

The following table shows AGM's federally insured student loan assets that were earning fixed-rate floor income as of December 31, 2025:

Fixed interest rate range	Borrower/lender weighted-average yield	Estimated variable conversion rate (a)	Loan balance
6.5 - 6.99%	6.76%	4.12%	$ 13,032
7.0 - 7.49%	7.16%	4.52%	42,294
7.5 - 7.99%	7.72%	5.08%	79,456
8.0 - 8.99%	8.18%	5.54%	194,146
> 9.0%	9.06%	6.42%	82,037
			$ 410,965

(a) The estimated variable conversion rate is the estimated short-term interest rate at which loans would convert to a variable rate. As of December 31, 2025, the weighted-average estimated variable conversion rate was 5.48% and the short-term interest rate was 427 basis points.

Absent the use of derivative instruments, a rise in interest rates will reduce the amount of floor income received and has an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed-rate loans effectively become variable-rate loans, the impact of the rate fluctuations is reduced.

A summary of fixed-rate floor income earned by the AGM operating segment follows:

	Year ended December 31,	
	2025	2024
Fixed-rate floor income, gross	$ 4,309	1,249
Derivative settlements (a)	1,475	4,288
Fixed-rate floor income, net	$ 5,784	5,537

(a) Derivative settlements consist of settlements received related to the Company's derivatives used to hedge student loans earning fixed-rate floor income. See note 6 of the notes to consolidated financial statements included in this report for a summary of fixed-rate floor derivatives.

AGM is also exposed to interest rate risk in the form of repricing risk and basis risk because the interest rate characteristics of AGM's assets do not match the interest rate characteristics of the funding for those assets. The following table presents AGM's FFELP student loan assets and related funding for those assets arranged by underlying indices as of December 31, 2025:

Index	Frequency of variable resets	Assets	Funding of student loan assets
30-day average SOFR (a)	Daily	$ 6,971,938	—
3-month Treasury bill	Daily	235,241	—
3-month H15 financial commercial paper	Daily	230,064	—
30-day average SOFR / 1-month CME Term SOFR	Monthly	—	5,023,236
90-day average SOFR / 3-month CME Term SOFR (a)	Quarterly	—	1,424,976
Fixed rate	—	—	302,791
Asset-backed commercial paper / SOFR (b)	Varies	—	213,982
Auction-rate (c)	Varies	—	24,150
Other (d)	—	739,504	1,187,612
		$ 8,176,747	8,176,747

(a) The Company has certain basis swaps outstanding in which the Company receives payments indexed to three-month SOFR and makes payments based on the one-month SOFR index (plus or minus a spread) as defined in the agreements (the "Basis Swaps"). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan assets and the debt funding such assets. The following table summarizes the Basis Swaps outstanding as of December 31, 2025:

Maturity	Notional amount	
2026	$	1,150,000
2027		250,000
	$	1,400,000

(b) The interest rate on the Company's FFELP warehouse facilities is indexed to asset-backed commercial paper rates and daily SOFR.

(c) As of December 31, 2025, the Company was sponsor for $24.2 million of outstanding asset-backed securities that were set and provide for interest rates to be periodically reset via a "dutch auction" (the "Auction Rate Securities"). Since the auction feature has essentially been inoperable for substantially all auction rate securities since 2008, the Auction Rate Securities generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to SOFR or Treasury Securities, or the Net Loan Rate as defined in the financing documents.

(d) Assets include accrued interest receivable and restricted cash. Funding represents overcollateralization (equity), and other liabilities included in FFELP loan asset-backed securitizations and warehouse facilities.

The following table summarizes the effect on the Company's consolidated earnings based upon a sensitivity analysis performed on AGM's variable-rate assets (including loans earning fixed-rate floor income) and liabilities. The sensitivity analysis was performed assuming the funding index increases 10 basis points and 30 basis points while holding the asset index constant, if the funding index is different than the asset index.

	Asset and funding index mismatches							
	Increase of 10 basis points		Increase of 30 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	Year ended December 31, 2025				Year ended December 31, 2024			
Effect on earnings:								
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ (3,125)	(0.6)%	$ (9,373)	(1.8)%	$ (3,480)	(1.5)%	$(10,437)	(4.6)%
Impact of derivative settlements	1,400	0.3	4,201	0.8	1,835	0.8	5,505	2.4
Increase (decrease) in net income before taxes	$ (1,725)	(0.3)%	$ (5,172)	(1.0)%	$ (1,645)	(0.7)%	$ (4,932)	(2.2)%
Increase (decrease) in basic and diluted earnings per share	$ (0.04)		$ (0.11)		$ (0.03)		$ (0.10)	

Interest Rate Risk - Nelnet Bank

To manage Nelnet Bank's risk from fluctuations in market interest rates, the Company actively monitors interest rates and other interest sensitive components to minimize the impact that changes in interest rates have on the fair value of assets, net income, and cash flow. To achieve this objective, the Company manages and mitigates Nelnet Bank's exposure to fluctuations in market interest rates through several techniques, including managing the maturity, repricing, and mix of fixed- and variable-rate assets and liabilities and the use of derivative instruments.

The following table presents Nelnet Bank's loan assets, asset-backed security investments, and deposits (including intercompany deposits) by rate characteristics:

	As of December 31, 2025		As of December 31, 2024	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 630,570		$ 505,539	
Fixed-rate investments	83,020		90,303	
Total fixed-rate assets	713,590	35.4 %	595,842	42.8 %
Variable-rate loan assets	326,992		139,058	
Variable-rate investments	975,268		656,794	
Total variable-rate assets	1,302,260	64.6	795,852	57.2
Total assets	$ 2,015,850	100.0 %	$ 1,391,694	100.0 %
Fixed-rate deposits	$ 635,293	36.0 %	$ 449,706	35.8 %
Variable-rate deposits (a)	1,127,667	64.0	804,916	64.2
Total deposits	$ 1,762,960	100.0 %	$ 1,254,622	100.0 %

(a) Nelnet Bank uses derivative instruments to hedge exposure to variability in cash flows of variable-rate deposits to minimize the exposure to volatility in cash flows from future changes in interest rates. The derivatives are not reflected in the above table. See note 6 of the notes to consolidated financial statements included in this report for a summary of Nelnet Bank's derivatives outstanding as of December 31, 2025.

Interest Rate and Market Risk - Investments

The following table presents the rates earned on the Company's available-for-sale debt securities (investments) and debt facilities used to fund a portion of such investments. The table below excludes securities (investments) held by Nelnet Bank.

	Year ended December 31,					
	2025			2024		
	Average balance	Interest income/ expense	Average yields/ rates	Average balance	Interest income/ expense	Average yields/ rates
Investments:						
Asset-backed securities available-for-sale (a) (b)	$ 718,811	40,556	5.64 %	$ 783,806	49,325	6.28 %
Debt funding asset-backed securities available-for-sale:						
Participation agreement - variable rate (c)	$ 971	50	5.15 %	$ 4,335	261	6.00 %
Repurchase agreements - variable rate (d)	—	—	—	101,905	7,035	6.88
	$ 971	50	5.15	$ 106,240	7,296	6.85

(a) The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market or retained such instruments upon initial issuance. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties, redeem the notes at par as cash is generated by the trust estate, or pledge the securities as collateral on repurchase agreements. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The table above includes these repurchased bonds.

(b) The majority of the Company's asset-backed securities earn floating rates with expected returns of approximately SOFR + 50 to 350 basis points to maturity. As of December 31, 2025, $229.0 million (par value) of the Company's asset-backed securities earn a weighted-average fixed rate of 3.87%.

(c) Interest incurred by the Company on amounts borrowed under the participation agreement is at a variable rate of SOFR + 62.5 basis points.

(d) Interest incurred by the Company on amounts that were borrowed under repurchase agreements was at a variable rate of SOFR + 100 to 140 basis points.

The Company's portfolio of asset-backed investment securities has limited liquidity, and the Company could incur a significant loss if the investments were sold prior to maturity at an amount less than the original purchase price. As of December 31, 2025, the gross unrealized loss on the Company's available-for-sale debt securities (including available-for-sale securities held at Nelnet Bank) was $16.2 million, and the aggregate fair value of available-for-sale debt securities with unrealized losses was $498.7 million. The Company currently has the intent and ability to retain these investments, and none of the unrealized losses were due to credit losses. See note 7 of the notes to consolidated financial statements included in this report for additional information.

Consolidated Sensitivity Analysis

The following table summarizes the effect on the Company's consolidated earnings, based upon a sensitivity analysis performed on the Company's significant interest-earning assets and interest-bearing liabilities assuming hypothetical increases and decreases in interest rates of 100 basis points and 300 basis points, while funding spreads remain constant:

	Interest rates							
	Change from increase of 100 basis points		Change from increase of 300 basis points		Change from decrease of 100 basis points		Change from decrease of 300 basis points	
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	Year ended December 31, 2025							
Effect on earnings:								
AGM operating segment (a)	$ 1,665		$ 17,117		$ 2,913		$ 18,221	
Nelnet Bank operating segment (b)	1,553		4,657		(1,553)		(4,657)	
NFS other operating segments (c)	4,918		14,755		(4,918)		(14,755)	
ETSP operating segment (d)	6,150		18,449		(6,150)		(18,449)	
Corporate and Other Activities (d)	1,216		3,649		(1,216)		(3,649)	
Increase (decrease) in net income before taxes	$ 15,502	2.9 %	$ 58,627	11.1 %	$ (10,924)	(2.1)%	$ (23,289)	(4.4)%
Increase (decrease) in basic and diluted earnings per share	$ 0.32		$ 1.23		$ (0.23)		$ (0.49)	
	Year ended December 31, 2024							
Effect on earnings:								
AGM operating segment (a)	$ 6,507		$ 25,369		$ 1,186		$ 12,374	
Nelnet Bank operating segment (b)	(542)		(1,627)		542		1,627	
NFS other operating segments (c)	5,837		17,512		(5,837)		(17,512)	
ETSP operating segment (d)	5,932		17,795		(5,932)		(17,795)	
Corporate and Other Activities (d)	1,026		3,077		(1,026)		(3,077)	
Increase (decrease) in net income before taxes	$ 18,760	8.2 %	$ 62,126	27.2 %	$ (11,067)	(4.8)%	$ (24,383)	(10.7)%
Increase (decrease) in basic and diluted earnings per share	$ 0.39		$ 1.29		$ (0.23)		$ (0.51)	

(a) Impact associated with variable-rate restricted cash, variable-rate loans, and variable-rate bonds and notes payable, including the impact of derivative settlements.

(b) Impact associated with variable-rate loans and debt securities (investments) and variable-rate deposits, including the impact of derivative settlements.

(c) Impact associated with variable-rate debt securities (investments).

(d) Impact associated with interest earning operating and restricted cash accounts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements listed under the heading "(a) 1. Consolidated Financial Statements" of Item 15 of this report, which consolidated financial statements are incorporated into this report by reference in response to this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive and principal financial officers, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2025. Based on this evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for the Company. The Company's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on the criteria for effective internal control described in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report included herein.

Inherent Limitations on Effectiveness of Internal Controls

The Company's management, including the chief executive and chief financial officers, understands that the disclosure controls and procedures and internal control over financial reporting are subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nelnet, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Nelnet, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Lincoln, Nebraska
February 26, 2026

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2025, no information was required to be disclosed in a report on Form 8-K, but not reported.

Rule 10b5-1 Trading Plans

During the fourth quarter of 2025, none of the Company's officers or directors adopted or terminated any contract, instruction, or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), referred to as Rule 10b5-1 trading plans, or any non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item will be included in the Company's definitive Proxy Statement to be filed on Schedule 14A with the SEC, no later than 120 days after the end of the Company's fiscal year, relating to the Company's 2026 Annual Meeting of Shareholders scheduled to be held on May 14, 2026 (the "Proxy Statement"), and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table summarizes information about compensation plans under which equity securities are authorized for issuance:

Equity Compensation Plan Information

Plan category	As of December 31, 2025		
	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	1,054,003 (1)
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,054,003

(1)   Includes 608,055, 178,979, and 266,969 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

The remaining information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Nelnet, Inc. and its subsidiaries and the Report of Independent Registered Public Accounting Firm thereon are included in Item 8 above:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-4
Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024, and 2023	F-6
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2025, 2024, and 2023	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023	F-8
Notes to Consolidated Financial Statements	F-10

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this report.

(b) Exhibits

Exhibit Index

Exhibit No.	Description
3.1	Composite Third Amended and Restated Articles of Incorporation of Nelnet, Inc., as amended through August 8, 2022, filed as Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and incorporated herein by reference.
3.2	Ninth Amended and Restated Bylaws of Nelnet, Inc., as amended as of May 24, 2018, filed as Exhibit 3.2 to the registrant's Current Report on Form 8-K filed on May 24, 2018 and incorporated herein by reference.
4.1	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, filed as Exhibit 4.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated herein by reference.
4.2	Form of Class A Common Stock Certificate of Nelnet, Inc., filed on November 24, 2003 as Exhibit 4.1 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
4.3	Certain instruments, including indentures of trust, defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, none of which instruments authorizes a total amount of indebtedness thereunder in excess of 10% of the total assets of the registrant and its subsidiaries on a consolidated basis, are omitted from this Exhibit Index pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. Certain of such instruments have been previously filed with the Securities and Exchange Commission, and the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
4.4	Registration Rights Agreement, dated as of December 16, 2003, by and among Nelnet, Inc. and the shareholders of Nelnet, Inc. signatory thereto, filed on November 24, 2003 as Exhibit 4.11 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.1	Composite Form of Amended and Restated Participation Agreement, dated as of June 1, 2001, between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, as amended by the First Amendment thereto dated as of December 19, 2001 through the Cancellation of the Fifteenth Amendment thereto dated as of March 16, 2011 (such Participation Agreement and each amendment through the Cancellation of the Fifteenth Amendment thereto have been previously filed as set forth in the Exhibit Index for the registrant's Annual Report on Form 10-K for the year ended December 31, 2012, and are incorporated herein by reference), filed as Exhibit 10.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.
10.2	Sixteenth Amendment of Amended and Restated Participation Agreement, dated as of March 23, 2012, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and incorporated herein by reference.
10.3	Seventeenth Amendment of Amended and Restated Participation Agreement, dated as of August 1, 2019, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and incorporated herein by reference.
10.4	Amendment of Agreements dated as of February 4, 2005, by and between National Education Loan Network, Inc. and Union Bank and Trust Company, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 10, 2005 and incorporated herein by reference.
10.5+	Nelnet, Inc. Employee Share Purchase Plan, as amended through March 17, 2011, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference.
10.6+	Nelnet, Inc. Restricted Stock Plan, as amended and restated through May 16, 2024, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 21, 2024 and incorporated herein by reference.
10.7+	Nelnet, Inc. Directors Stock Compensation Plan, as amended and restated as of May 18, 2023, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 22, 2023 and incorporated herein by reference.

10.8+	Nelnet, Inc. Executive Officers Incentive Compensation Plan, as amended and restated as of May 18, 2023, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on May 22, 2023 and incorporated herein by reference.
10.9++	Student Loan Servicing Contract between the United States Department of Education and Nelnet Diversified Solutions, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on April 25, 2023 and incorporated herein by reference.
10.10	Form of Modification of Contract dated effective as of October 10, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and incorporated herein by reference.
10.11	Form of Modification of Contract dated effective as of October 11, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and incorporated herein by reference.
10.12	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.29 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
10.13	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.30 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
10.14	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.31 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
10.15	Form of Modification of Contract dated effective as of December 15, 2023 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.32 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
10.16	Modification of Contract dated effective as of March 26, 2024 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and incorporated herein by reference.
10.17#	Third Amended and Restated Credit Agreement dated as of September 22, 2021, among Nelnet, Inc., U.S. Bank National Association, as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent, Royal Bank of Canada, as Documentation Agent, U.S. Bank National Association and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Book Runners; and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 22, 2021 and incorporated herein by reference.
10.18	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of June 22, 2023, among Nelnet, Inc., the various lender parties thereto, and U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and incorporated herein by reference.
10.19	Form of Trust/Custodial/Safekeeping Agreement by and between National Education Loan Network, Inc., as Principal, and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.55 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.20	Form of Special Investment Directions by National Education Loan Network, Inc. and its affiliates, as Principal under the Form of Trust/Custodial/Safekeeping Agreement between Principal and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.56 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.21	First Amended and Restated Loan Participation Agreement dated as of June 21, 2018 between Union Bank and Trust Company and Union Bank and Trust Company as trustee for National Education Loan Network, Inc., filed as Exhibit 10.25 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2024 and incorporated herein by reference.

10.22±±	Amended and Restated Trust Agreement, dated effective as of January 11, 2019, by and among Nelnet Private Student Loan Financing Corporation, as Depositor, Union Bank and Trust Company, as Trustee, National Education Loan Network, Inc., as Administrator, and U.S. Bank Trust National Association, as Delaware Trustee, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and incorporated herein by reference.
10.23	SLABS Participation Agreement, dated effective as of May 5, 2020, by and between National Education Loan Network, Inc., and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.24	First Amendment of SLABS Participation Agreement, dated effective as of October 1, 2021, by and between National Education Loan Network, Inc., and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.77 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.25	Parent Company Agreement, dated as of June 26, 2020, by and among the Federal Deposit Insurance Corporation, Nelnet, Inc., Michael Dunlap, and Nelnet Bank, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.26	Capital and Liquidity Maintenance Agreement, dated as of June 26, 2020, by and among the Federal Deposit Insurance Corporation, Nelnet, Inc., Michael Dunlap, and Nelnet Bank, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.27±±	Form of Amended & Restated Limited Liability Company Operating Agreement for solar energy investments managed by a subsidiary of Nelnet, Inc. and in which certain parties referred to therein with other relationships with Nelnet, Inc. have participated, filed as Exhibit 10.83 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.28±±	Form of Management Agreement for solar energy investments managed by a subsidiary of Nelnet, Inc. and in which certain parties referred to therein with other relationships with Nelnet, Inc. have participated, filed as Exhibit 10.84 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.29	Membership Unit Redemption Agreement dated as of April 18, 2025 by and among ALLO Holdings LLC, Nelnet Inc., SDC Allo Holdings, LLC, and Museum of American Speed, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on April 21, 2025 and incorporated herein by reference.
19*	Nelnet, Inc. Securities Trading Policy dated January 29, 2026.
21.1*	Subsidiaries of Nelnet, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer Jeffrey R. Noordhoek.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer James D. Kruger.
32**	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Nelnet, Inc. Incentive Compensation Clawback Policy, amended as of November 5, 2025.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Filed herewith

**   Furnished herewith

+	Indicates a management contract or compensatory plan or arrangement contemplated by Item 15(a)(3) of Form 10-K.
++	Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments to the exhibit have been omitted. The exhibit is not intended to be, and should not be relied upon as, including disclosures regarding any facts and circumstances relating to the registrant or any of its subsidiaries or affiliates. The exhibit contains representations and warranties by the registrant and the other parties that were made only for purposes of the agreement set forth in the exhibit and as of specified dates. The representations, warranties, and covenants in the agreement were made solely for the benefit of the parties to the agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts), and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the agreement, which subsequent information may or may not be fully reflected in the registrant's public disclosures.
±	Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
#	Schedules, exhibits, and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

ITEM 16. FORM 10-K SUMMARY

The Company has elected not to include an optional summary of information required by Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2026

NELNET, INC.

By: /s/ JEFFREY R. NOORDHOEK

Name: Jeffrey R. Noordhoek

Title: Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JEFFREY R. NOORDHOEK Jeffrey R. Noordhoek	Chief Executive Officer (Principal Executive Officer)	February 26, 2026
/s/ JAMES D. KRUGER James D. Kruger	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2026
/s/ MICHAEL S. DUNLAP Michael S. Dunlap	Executive Chairman	February 26, 2026
/s/ PREETA D. BANSAL Preeta D. Bansal	Director	February 26, 2026
/s/ MATTHEW W. DUNLAP Matthew W. Dunlap	Director	February 26, 2026
/s/ KATHLEEN A. FARRELL Kathleen A. Farrell	Director	February 26, 2026
/s/ DAVID S. GRAFF David S. Graff	Director	February 26, 2026
/s/ THOMAS E. HENNING Thomas E. Henning	Director	February 26, 2026
/s/ ADAM K. PETERSON Adam K. Peterson	Director	February 26, 2026
/s/ KIMBERLY K. RATH Kimberly K. Rath	Director	February 26, 2026
/s/ JONA M. VAN DEUN Jona M. Van Deun	Director	February 26, 2026

NELNET, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nelnet, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nelnet Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment for the allowance for loan losses on loans evaluated on a collective basis

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company's allowance for loan losses as of December 31, 2025, was $132,078 thousand, a substantial portion of which relates to federally insured and private education loans and certain consumer loans (the collective ALL). The ALL is the measure of expected credit losses on a pooled basis for those loans that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The Company estimated the collective ALL using an undiscounted cash flow model for its federally insured and private education loans and a remaining life methodology for its consumer loans. For the undiscounted cash flow models, the expected credit losses are the product of multiplying the Company's estimates of probability of default (PD), loss given default (LGD), and the exposure at default over the expected life of the loans. For the remaining life method, the expected credit losses are the product of multiplying the Company's estimated net loss rate by the exposure at default over the expected life of the loans. The Company's methodology is based on relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The undiscounted cash flow model and remaining life methodology incorporate probability weighted economic forecast scenarios and macroeconomic assumptions over the reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company reverts on a straight-line basis over the reversion period to its historical loss rates, evaluated over the historical observation period, for the remaining life of the loans. A portion of the collective ALL is comprised of qualitative adjustments to historical loss experience.

We identified the assessment of the collective ALL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the collective ALL methodology, including the methods, models, and significant assumptions used to estimate the PD, LGD, and estimated net loss rate. Such assumptions included the economic forecast scenario and macroeconomic assumptions, and the reasonable and supportable forecast period. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models and the performance of the estimated net loss rate. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ALL estimate, including controls over the:

- development of the collective ALL methodology

- continued use and appropriateness of changes made to PD and LGD models and the estimated net loss rate method

- identification and determination of the significant assumptions used in the PD and LGD models and the estimated net loss rate method

- conceptual soundness and performance monitoring of the PD and LGD models and performance monitoring of the estimated net loss rate method

- analysis of the collective ALL results, trends, and ratios.

We evaluated the Company's process to develop the collective ALL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's collective ALL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the development and performance testing of the PD and LGD models and the estimated net loss rate method by comparing them to relevant Company-specific metrics and trends and the applicable industry practices

- assessing the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the economic forecast scenarios and macroeconomic assumptions and the reasonable and supportable forecast period by comparing it to the Company's business environment and relevant industry practices

We also assessed the cumulative results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the collective ALL estimate by evaluating the:

- cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practices

- potential bias in the accounting estimates.

/s/ KPMG LLP

We have served as the Company's auditor since 1998.

Lincoln, Nebraska
February 26, 2026

Consolidated Balance Sheets
As of December 31, 2025 and 2024

		2025	2024
		(Dollars in thousands, except share data)	
Assets:			
Loans and accrued interest receivable (net of allowance for loan losses of $132,078 and $114,890, respectively)	$	10,006,695	9,992,744
Cash and cash equivalents:			
Cash and cash equivalents - not held at a related party		128,142	48,838
Cash and cash equivalents - held at a related party		167,841	145,680
Total cash and cash equivalents		295,983	194,518
Investments and notes receivable:			
Investments at fair value		1,414,636	1,160,320
Other investments and notes receivable, net		933,335	1,040,376
Total investments and notes receivable		2,347,971	2,200,696
Restricted cash		357,639	332,100
Restricted cash - due to customers		319,924	404,402
Accounts receivable (net of allowance for doubtful accounts of $2,758 and $2,877, respectively)		193,453	159,934
Goodwill		158,029	158,029
Intangible assets, net		29,283	36,328
Property and equipment, net		75,532	95,185
Other assets		279,274	203,817
Total assets	$	14,063,783	13,777,753
Liabilities:			
Bonds and notes payable	$	7,780,927	8,309,797
Accrued interest payable		20,426	21,046
Bank deposits		1,669,173	1,186,131
Other liabilities		558,184	483,193
Due to customers		457,844	478,469
Total liabilities		10,486,554	10,478,636
Commitments and contingencies			
Equity:			
Nelnet, Inc. shareholders' equity:			
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no shares issued or outstanding		—	—
Common stock:			
Class A, $0.01 par value. Authorized 600,000,000 shares; issued and outstanding 25,259,718 shares and 25,634,748 shares, respectively		253	256
Class B, convertible, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 10,616,675 shares and 10,658,604 shares, respectively		106	107
Additional paid-in capital		1,481	7,389
Retained earnings		3,681,333	3,340,540
Accumulated other comprehensive earnings, net		2,619	1,470
Total Nelnet, Inc. shareholders' equity		3,685,792	3,349,762
Noncontrolling interests		(108,563)	(50,645)
Total equity		3,577,229	3,299,117
Total liabilities and equity	$	14,063,783	13,777,753
Supplemental information - assets and liabilities of consolidated education and other lending variable-interest entities:			
Loans and accrued interest receivable	$	8,780,878	9,122,609
Restricted cash		326,281	287,389
Bonds and notes payable		(8,112,424)	(8,452,614)
Accrued interest payable and other liabilities		(133,502)	(88,200)
Net assets of consolidated education and other lending variable-interest entities	$	861,233	869,184

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2025, 2024, and 2023

	2025	2024	2023
	(Dollars in thousands, except share data)		
Interest income:			
Loan interest	$ 686,085	787,498	931,945
Investment interest	165,374	185,901	177,855
Total interest income	851,459	973,399	1,109,800
Interest expense on bonds and notes payable and bank deposits	496,950	680,537	845,091
Net interest income	354,509	292,862	264,709
Less provision for loan losses	67,851	54,607	8,115
Less provision for beneficial interests	11,311	39,491	—
Net interest income after provision	275,347	198,764	256,594
Other income (expense):			
Loan servicing and systems revenue	509,089	482,408	517,954
Education technology services and payments revenue	507,150	486,962	463,311
Reinsurance premiums earned	107,502	62,923	20,067
Solar construction revenue	14,371	56,569	31,669
Other, net	97,587	59,959	(91,989)
Gain on partial redemption of ALLO investment	175,044	—	—
Derivative market value adjustments and derivative settlements, net	(6,398)	16,258	(16,701)
Total other income (expense), net	1,404,345	1,165,079	924,311
Cost of services and expenses:			
Loan servicing contract fulfillment and acquisition costs	7,555	1,889	—
Cost to provide education technology services and payments	176,907	172,763	171,183
Cost to provide solar construction services	41,810	77,673	48,576
Total cost of services	226,272	252,325	219,759
Salaries and benefits	558,786	576,931	591,537
Depreciation and amortization	33,571	58,116	79,118
Reinsurance losses and underwriting expenses	93,551	55,246	16,781
Impairment expense	29,612	3,138	31,925
Other expenses	211,568	189,503	173,070
Total operating expenses	927,088	882,934	892,431
Income before income taxes	526,332	228,584	68,715
Income tax expense	(127,986)	(52,669)	(19,385)
Net income	398,346	175,915	49,330
Net loss attributable to noncontrolling interests	30,128	8,130	40,496
Net income attributable to Nelnet, Inc.	$ 428,474	184,045	89,826
Earnings per common share:			
Net income attributable to Nelnet, Inc. shareholders - basic and diluted	$ 11.79	5.02	2.40
Weighted-average common shares outstanding - basic and diluted	36,341,197	36,642,533	37,416,621

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2025, 2024, and 2023

	2025		2024		2023	
			(Dollars in thousands)			
Net income		$ 398,346		175,915		49,330
Other comprehensive income:						
Net changes related to foreign currency translation adjustments	$	(187)		11		(10)
Net changes related to available-for-sale debt securities:						
Unrealized holding gains arising during period, net	4,130		33,479		18,379	
Reclassification of (gains) losses recognized in net income, net	(2,109)		(4,534)		3,504	
Amortization of net unrealized loss on securities transferred from available-for-sale to held-to-maturity	164		779		202	
Income tax effect	(524)	1,661	(7,134)	22,590	(5,301)	16,784
Net changes related to cash flow hedges:						
Fair value adjustments during period, net	(484)		—		—	
Income tax effect	117	(367)	—	—	—	—
Net changes related to equity method investee's other comprehensive income:						
Gain (loss) on cash flow hedge	55		(1,331)		622	
Income tax effect	(13)	42	319	(1,012)	(149)	473
Other comprehensive income		1,149		21,589		17,247
Comprehensive income		399,495		197,504		66,577
Comprehensive loss attributable to noncontrolling interests		30,128		8,130		40,496
Comprehensive income attributable to Nelnet, Inc.		$ 429,623		205,634		107,073

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2025, 2024, and 2023

		Nelnet, Inc. Shareholders									
	Preferred stock shares	Common stock shares		Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) earnings	Noncontrolling interests	Total equity
		Class A	Class B								
				(Dollars in thousands, except share data)							
Balance as of December 31, 2022	—	26,461,651	10,668,460	$ —	265	107	1,109	3,227,680	(37,366)	(8,596)	3,183,199
Net income (loss)	—	—	—	—	—	—	—	89,826	—	(40,496)	49,330
Other comprehensive income	—	—	—	—	—	—	—	—	17,247	—	17,247
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	101,237	101,237
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(105,789)	(105,789)
Cash dividends on Class A and Class B common stock - $1.06 per share	—	—	—	—	—	—	—	(39,419)	—	—	(39,419)
Issuance of common stock, net of forfeitures	—	270,550	—	—	3	—	6,165	—	—	—	6,168
Compensation expense for stock based awards	—	—	—	—	—	—	16,162	—	—	—	16,162
Repurchase of common stock	—	(336,943)	—	—	(4)	—	(20,340)	(7,684)	—	—	(28,028)
Conversion of common stock	—	5,372	(5,372)	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	—	26,400,630	10,663,088	—	264	107	3,096	3,270,403	(20,119)	(53,644)	3,200,107
Net income (loss)	—	—	—	—	—	—	—	184,045	—	(8,130)	175,915
Other comprehensive income	—	—	—	—	—	—	—	—	21,589	—	21,589
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	84,770	84,770
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(75,734)	(75,734)
Cash dividends on Class A and Class B common stock - $1.12 per share	—	—	—	—	—	—	—	(40,836)	—	—	(40,836)
Issuance of common stock, net of forfeitures	—	123,742	—	—	1	—	5,140	—	—	—	5,141
Compensation expense for stock based awards	—	—	—	—	—	—	11,702	—	—	—	11,702
Repurchase of common stock	—	(894,108)	—	—	(9)	—	(12,549)	(70,732)	—	—	(83,290)
Conversion of common stock	—	4,484	(4,484)	—	—	—	—	—	—	—	—
Acquisition of remaining 20% of GRNE Solar, net of tax	—	—	—	—	—	—	—	(2,340)	—	2,093	(247)
Balance as of December 31, 2024	—	25,634,748	10,658,604	—	256	107	7,389	3,340,540	1,470	(50,645)	3,299,117
Net income (loss)	—	—	—	—	—	—	—	428,474	—	(30,128)	398,346
Other comprehensive income	—	—	—	—	—	—	—	—	1,149	—	1,149
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	205,246	205,246
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(227,653)	(227,653)
Cash dividends on Class A and Class B common stock - $1.19 per share	—	—	—	—	—	—	—	(42,993)	—	—	(42,993)
Issuance of common stock, net of forfeitures	—	149,616	—	—	2	—	3,950	—	—	—	3,952
Compensation expense for stock based awards	—	—	—	—	—	—	12,941	—	—	—	12,941
Repurchase of common stock	—	(566,575)	—	—	(6)	—	(22,799)	(46,541)	—	—	(69,346)
Conversion of common stock	—	41,929	(41,929)	—	1	(1)	—	—	—	—	—
Acquisition of remaining 20% of NextGen, net of tax	—	—	—	—	—	—	—	1,853	—	(5,383)	(3,530)
Balance as of December 31, 2025	—	25,259,718	10,616,675	$ —	253	106	1,481	3,681,333	2,619	(108,563)	3,577,229

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2025, 2024, and 2023

	2025	2024	2023
	(Dollars in thousands)		
Net income attributable to Nelnet, Inc.	$ 428,474	184,045	89,826
Net loss attributable to noncontrolling interests	(30,128)	(8,130)	(40,496)
Net income	398,346	175,915	49,330
Adjustments to reconcile net income to net cash provided by operating activities, net of acquisitions:			
Depreciation and amortization, including debt discounts and loan premiums and deferred origination costs	90,622	132,527	145,393
Loan discount and deferred lender fees accretion	(107,279)	(54,053)	(30,813)
Provision for loan losses	67,851	54,607	8,115
Provision for beneficial interests	11,311	39,491	—
Derivative market value adjustments	9,098	(10,124)	41,773
Proceeds from termination of derivative instruments	—	—	164,079
(Payments to) proceeds from clearinghouse - initial and variation margin, net	(5,910)	2,374	(213,923)
Gain on partial redemption of ALLO investment	(175,044)	—	—
Loss on sale of loans, net	1,720	1,643	17,662
(Gain) loss on investments, net	(24,558)	(7,952)	122,492
Deferred income tax benefit	(4,307)	(21,621)	(52,331)
Non-cash compensation expense	13,274	12,045	16,476
Impairment expense	29,612	3,138	29,539
Other	7,997	163	326
Changes in operating assets and liabilities:			
Decrease in loan and investment accrued interest receivable	40,674	220,938	47,217
(Increase) decrease in accounts receivable	(33,371)	36,106	(1,356)
Decrease in other assets	57,703	64,816	3,640
Decrease in the carrying amount of ROU asset	3,747	3,864	4,881
Decrease in accrued interest payable	(4,942)	(14,536)	(658)
Increase in other liabilities	51,806	27,356	85,537
Decrease in the carrying amount of lease liability	(5,365)	(3,807)	(5,352)
Total adjustments	24,639	486,975	382,697
Net cash provided by operating activities	422,985	662,890	432,027
Cash flows from investing activities, net of acquisitions:			
Purchases and originations of loans, including cash paid for student loan trusts, net of cash and restricted cash acquired	(5,335,216)	(869,744)	(735,003)
Purchases of loans from a related party	(686,045)	(104,198)	(467,554)
Net proceeds from loan repayments, claims, and capitalized interest	5,448,255	3,179,752	2,559,384
Proceeds from sale of loans	240,525	115,657	495,534
Proceeds from sale of loans to a related party	949,093	578,593	57,484
Purchases of available-for-sale securities	(552,861)	(603,552)	(581,522)
Proceeds from sales of available-for-sale securities	289,001	445,946	963,117
Proceeds from beneficial interest in loan securitizations	77,550	52,234	32,149
Purchases of other investments and issuance of notes receivable	(591,835)	(483,714)	(344,918)
Proceeds from other investments and repayments of notes receivable	533,038	97,884	42,257
Purchases of held-to-maturity debt securities	(295)	—	(12,425)
Redemption of held-to-maturity debt securities	11,432	24,778	4,579
Purchases of property and equipment	(26,238)	(20,903)	(74,052)
Net cash provided by investing activities	$ 356,404	2,412,733	1,939,030

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2025, 2024, and 2023

	2025	2024	2023
	(Dollars in thousands)		
Cash flows from financing activities, net of acquisitions:			
Payments on bonds and notes payable	$ (2,615,918)	(3,644,658)	(3,606,160)
Proceeds from issuance of bonds and notes payable	1,393,200	30,652	761,182
Payments of debt issuance costs	(7,821)	(2,327)	(5,744)
Increase in bank deposits, net	483,042	442,532	52,277
(Decrease) increase in due to customers	(20,686)	52,999	77,182
Dividends paid	(42,993)	(40,836)	(39,419)
Repurchases of common stock	(69,346)	(83,290)	(28,028)
Proceeds from issuance of common stock	1,882	1,946	1,780
Acquisition of noncontrolling interest	(3,944)	(325)	—
Issuance of noncontrolling interests	153,025	79,625	88,389
Distribution to noncontrolling interests	(7,579)	(5,975)	(4,657)
Net cash used in financing activities	(737,138)	(3,169,657)	(2,703,198)
Effect of exchange rate changes on cash and restricted cash	275	(437)	16
Net increase (decrease) in cash, cash equivalents, and restricted cash	42,526	(94,471)	(332,125)
Cash, cash equivalents, and restricted cash, beginning of period	931,020	1,025,491	1,357,616
Cash, cash equivalents, and restricted cash, end of period	$ 973,546	931,020	1,025,491
Supplemental disclosures of cash flow information:			
Cash disbursements made for interest	$ 472,257	651,471	781,307
Cash disbursements made for income taxes, net of refunds and credits received (a)	$ 68,863	15,238	47,589
Cash disbursements made for operating leases	$ 5,168	4,795	6,550
Non-cash operating, investing, and financing activity:			
ROU assets obtained in exchange for lease obligations	$ 6,584	1,331	18,860
Receipt of beneficial interest in consumer loan securitizations as consideration from sale of loans	$ 28,137	12,493	89,130
Receipt of asset-backed investment securities as consideration from sale of loans	$ 2,370	—	66,546
Student loans and other assets acquired	$ 672,601	121,634	—
Borrowings and other liabilities assumed in acquisition of student loans	$ 706,534	54,662	—
Distribution to noncontrolling interests	$ 220,074	69,759	101,132
Issuance of noncontrolling interests	$ 52,221	5,145	12,848

(a) The Company utilized $98.6 million, $53.8 million, and $104.6 million of federal and state tax credits related primarily to renewable energy during 2025, 2024, and 2023, respectively.

The following table presents a reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets to the total of the amounts reported in the consolidated statements of cash flows:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Total cash and cash equivalents	$ 295,983	194,518	168,112	118,146
Restricted cash	357,639	332,100	488,723	945,159
Restricted cash - due to customers	319,924	404,402	368,656	294,311
Cash, cash equivalents, and restricted cash	$ 973,546	931,020	1,025,491	1,357,616

See accompanying notes to consolidated financial statements.

1. Description of Business

Nelnet, Inc. and its subsidiaries ("Nelnet" or the "Company") is an operating holding company with primary businesses in consumer lending, loan servicing, payments, and technology-enabled services, many of which are focused on serving customers in the education sector. The Company conducts these activities both directly and through its wholly owned and majority-owned subsidiaries, and actively manages and operates its businesses on an integrated basis. Nelnet's largest operating and technology platforms support loan servicing and education-related technology and payment solutions. A significant portion of the Company's revenue is derived from net interest income earned on a portfolio of federally insured student loans, a substantial portion of which is serviced by the Company.

The Company has also broadened its operating business mix both within and beyond its historical education-focused activities. These businesses include banking and other financial services conducted through the Company's bank and other subsidiaries, asset management and related customer-facing servicing, real estate development and management, reinsurance operations, renewable energy development, and selected strategic interests in early-stage, emerging growth, and other operating enterprises. The Company actively manages such businesses and holds interests in them for strategic and operational purposes.

The Company earns substantially all of its revenue from external customers in the United States, and substantially all of its long-lived assets are located in the United States.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program (FFELP or "FFEL Program") of the U.S. Department of Education (the "Department").

The Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010") discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans.

Subsequent to the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as acquisitions. The Company is also actively expanding its private education and consumer loan portfolios, or residual interests therein, and as part of this strategy launched Nelnet Bank in 2020. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

The Company's reportable operating segments include:

- Loan Servicing and Systems (LSS)
- Education Technology Services and Payments (ETSP)
- Asset Generation and Management (AGM), part of the Nelnet Financial Services (NFS) division
- Nelnet Bank, part of the NFS division

A description of each reportable operating segment is included below. See note 16 for additional information on the Company's segment reporting.

Loan Servicing and Systems

The primary service offerings of the Loan Servicing and Systems reportable operating segment (referred to as Nelnet Diversified Services (NDS)) include:

- Servicing federally owned student loans for the Department
- Servicing FFELP loans
- Servicing private education and consumer loans
- Providing backup servicing for private education and consumer loans
- Providing student loan servicing software and other information technology products and services
- Providing outsourced services including contact center, processing, and administrative services

LSS provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan conversion activities, application processing, borrower updates, customer service, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio, in addition to generating external fee revenue when performed for third-party clients. In addition, LSS provides backup servicing to third parties, which allows a transfer of the customer's servicing volume to the Company's platform and becoming a full servicing customer if their existing servicer cannot perform their duties.

Nelnet Servicing, LLC ("Nelnet Servicing"), a subsidiary of the Company, is one of the current five private sector entities that have student loan servicing contracts with the Department to service loans that include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department.

LSS also provides student loan servicing software, which is used internally and licensed to third-party student loan holders and servicers. These software systems have been adapted so that they can be offered as hosted servicing software solutions usable by third parties to service various types of student loans, including Federal Direct Loan Program loans.

This segment also provides business process outsourcing primarily specializing in contact center management. The contact center solutions and services include taking inbound calls, helping with outreach campaigns and sales, interacting with customers through multi-channels, and processing and administrative services.

Education Technology Services and Payments

The Education Technology Services and Payments reportable operating segment (referred to as Nelnet Business Services (NBS)) provides education and payment technology and services for K-12 schools, higher education institutions, and businesses in the United States and internationally. NBS provides service and technology under four divisions as described below.

FACTS provides solutions that elevate the educational experience in the K-12 private and faith-based markets for school administrators, teachers, and families. FACTS offers a comprehensive suite of services and technology in the following categories: (i) financial management, including tuition payment plans, incidental billing, payment forms, advanced accounting, financial aid management (grant and aid), and a donation platform; (ii) education technology, including a school management platform and application and enrollment services; and (iii) education services.

Nelnet Campus Commerce delivers payment technology to higher education institutions. Nelnet Campus Commerce solutions include (i) tuition management, including tuition payment plans and service and technology for student billings, payments, and refunds; and (ii) integrated commerce, including solutions for in-person, online, and mobile payment experiences on campus.

Nelnet Payment Services provides secure payment processing technology and services, including credit card and electronic transfers, to the other divisions of NBS and Nelnet in addition to other industries and software platforms across the United States.

Nelnet International provides its services and technology internationally, primarily in Australia, New Zealand, and the Asia-Pacific region. Nelnet International serves customers in the education, local government, and health care industries. Nelnet International's suite of services include (i) an integrated commerce payment platform, financial management and tuition payment plan services, and (ii) a school management platform that provides administrative, information management, financial management, and communication functions for K-12 schools.

Nelnet Financial Services

Nelnet Financial Services is a division of the Company that includes the following reportable operating segments:

- Asset Generation and Management
- Nelnet Bank

Asset Generation and Management

The Company's Asset Generation and Management reportable operating segment includes the acquisition, management, and ownership of the Company's loan assets (excluding loan assets held by Nelnet Bank). The majority of loan assets included in this segment are student loans originated under the FFEL Program, including the Stafford Loan Program, the PLUS Loan program, and loans that reflect the consolidation into a single loan of certain previously separate borrower obligations ("consolidation" loans). AGM also acquires private education, consumer, and other loans, or residual interests therein. AGM generates a substantial portion of its earnings from the spread, referred to as loan spread, between the yield it receives on its loan portfolio and the associated costs to finance such portfolio. The loan assets are primarily held in a series of lending subsidiaries and associated securitization trusts designed specifically for this purpose. In addition to the loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets, debt maintenance, and administration costs, are included in this segment. AGM also derives revenue by providing loan administration services to third-party loan portfolio owners.

In addition to ownership of loan assets, AGM has partial ownership in consumer, private education, and federally insured student loan third-party securitizations. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. AGM's partial ownership percentage in each loan securitization grants AGM the right to receive the corresponding percentage of cash flows generated by the securitization. Income generated by these residual interests is included in "investment interest income" on the consolidated statements of income and is not a component of the Company's loan interest income.

Nelnet Bank

Nelnet Bank operates as an internet Utah-chartered industrial bank franchise with a home office in Salt Lake City, Utah. Nelnet Bank is focused on the private education and unsecured consumer loan marketplace.

NFS Other Operating Segments

NFS's other operating segments that are not reportable include the operating results of:

- Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casualty policies

- Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary

- The Company's ownership and activities in real estate

- The Company's ownership and management of its bond portfolio (primarily student loan and other asset-backed securities)

Corporate and Other Activities

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate and Other Activities ("Corporate"). Corporate includes the following items:

- Shared service activities related to human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services

- Corporate costs and overhead functions not allocated to operating segments, including executive management, innovation initiatives, and other holding company organizational costs

- The operating results of the Company's participation in renewable energy solar developments through tax equity structures and administrative and management services provided by the Company on solar tax equity investments made by third parties

- The operating results of Nelnet Renewable Energy, the Company's solar engineering, procurement, and construction business. The Company sold its ownership interest in Nelnet Renewable Energy during the fourth quarter of 2025.

- The operating results of certain of the Company's investment activities, including its ownership in ALLO Holdings LLC, a holding company for ALLO Communications LLC (collectively referred to as "ALLO") and early-stage and emerging growth companies (venture capital)

- Interest income earned on cash balances held at the corporate level and interest expense incurred on unsecured corporate related debt transactions

- Other product and service offerings that are not considered reportable operating segments

2. Summary of Significant Accounting Policies and Practices

Consolidation

The consolidated financial statements include the accounts of Nelnet, Inc. and its consolidated subsidiaries. In addition, the accounts of all variable interest entities (VIEs) of which the Company has determined that it is the primary beneficiary are included in the consolidated financial statements. Amounts for noncontrolling interests reflect the share of membership interest (equity) and net income attributable to the holders of noncontrolling membership interests of non-wholly owned consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts previously reported in the Company's consolidated statements of income have been reclassified to conform to the current period presentation. Specifically, impairment expenses and the provision for beneficial interests, which were previously presented on a combined basis, are now reported as separate line items and included as part of "total operating expenses" and "net interest income after provision," respectively.

Variable Interest Entities

The Company assesses its partnerships and joint ventures to determine if the entity meets the qualifications of a VIE. The Company performs a qualitative assessment of each identified VIE to determine if it is the primary beneficiary. The primary beneficiary is the entity which has both: (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE. The Company examines specific criteria and uses judgment when determining whether an entity is a VIE and whether it is the primary beneficiary. The Company performs this review initially at the time it enters into a partnership or joint venture agreement and reassess upon reconsideration events.

VIEs - Consolidated

The Company is required to consolidate VIEs in which it has determined it is the primary beneficiary.

The Company's education and other lending subsidiaries are engaged in the securitization of finance assets. These lending subsidiaries hold beneficial interests in eligible loans, subject to creditors with specific interests. The liabilities of the Company's lending subsidiaries are not the direct obligations of Nelnet, Inc. or any of its other subsidiaries. Each lending subsidiary is structured to be bankruptcy remote, meaning that it should not be consolidated in the event of bankruptcy of the parent company or any other subsidiary. The Company is generally the administrator and master servicer of the securitized assets held in its lending subsidiaries and owns the residual interest of the securitization trusts. For accounting purposes, the transfers of loans to the securitization trusts do not qualify as sales. Accordingly, all the financial activities and related assets and liabilities, including debt, of the securitizations are reflected in the Company's consolidated financial statements and are summarized as supplemental information on the balance sheet.

VIEs - Not consolidated

The Company is not required to consolidate VIEs in which it has determined it is not the primary beneficiary. VIEs not consolidated by the Company include its partial ownership in ALLO, solar development projects, certain third-party loan securitizations, and certain other funds and partnerships.

ALLO

As of December 31, 2025, the Company owned 27% of the economic rights of ALLO and had a disproportionate 20% of the voting rights related to all operating decisions for ALLO's business. ALLO provides pure fiber optic service to homes and businesses for internet, television, and telephone services. See note 7 for the Company's carrying value of its voting and preferred membership interests in ALLO, which is the Company's maximum exposure to loss.

Renewable Energy Solar Developments

The Company makes solar tax equity contributions in entities that promote renewable energy sources. The Company's contributions in these entities generate a return primarily through the realization of federal income tax credits, operating cash flows, and other tax benefits, such as tax deductions from operating losses of these partnerships, over specified time periods. The ownership of these developments are included in "other investments and notes receivable, net" on the consolidated balance

(Dollars in thousands, except share amounts, unless otherwise noted)

sheets. As of December 31, 2025, the Company has contributed a total of $355.6 million and its third-party partners have invested $416.0 million in tax equity that remain outstanding in renewable energy solar partnerships that support the development and operations of solar, fuel cell, and battery storage projects throughout the country. The carrying value of these assets is reduced by tax credits earned when the solar project is placed in service. The Company's unfunded capital and other commitments related to these unconsolidated VIEs are accrued when the solar project is placed in service and are included in "other liabilities" on the consolidated balance sheets.

The Company's maximum exposure to loss from these unconsolidated VIEs include the equity contributed, unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The tax credit recapture period ratably decreases over 5 years from when the project is placed in service. While the Company believes potential losses from these partnerships are remote, the maximum exposure was determined by assuming a scenario where the energy-producing projects completely fail and do not meet certain government compliance requirements resulting in recapture of the related tax credits.

The following table presents a summary of solar development project VIEs that the Company has not consolidated, excluding all third-party partner impacts:

	As of December 31,	
	2025	**2024**
Solar development project carrying amount	$ (109,592)	(87,853)
Tax credits subject to recapture	220,069	173,822
Unfunded capital and other commitments	53,594	55,662
Company's maximum exposure to loss	$ 164,071	141,631

As of December 31, 2025, the Company is committed to fund an additional $112.7 million on new tax equity investments, of which $59.1 million is expected to be provided by syndication partners.

Beneficial Interest in Loan Securitizations

As described above, AGM has partial ownership in consumer, private education, and federally insured student loan third-party securitizations that are classified as "beneficial interest in loan securitizations" and included in "other investments and notes receivable, net" on the Company's consolidated balance sheets. These residual interests were acquired by AGM or have been received in consideration of AGM selling portfolios of loans to unrelated third parties who securitized such loans. For certain transactions, the Company is the sponsor and as sponsor, is required to provide a certain level of risk retention. To satisfy this requirement, the Company has purchased bonds issued in the securitizations, which are classified as available-for-sale investments, with a carrying value and fair value of $7.2 million at December 31, 2025. See note 7 for the Company's carrying value of its beneficial interest in loan securitization investments. The carrying value of its beneficial interest in loan securitization investments and bonds held as risk retention is the Company's maximum exposure to loss.

Funds and Partnerships

The Company has an equity interest in certain funds and partnerships, with an aggregate carrying value of $131.9 million at December 31, 2025. The ownership of these items are classified within "venture capital, funds, and other" in note 7, and are included in "other investments and notes receivable, net" on the Company's consolidated balance sheets. The Company's maximum exposure to loss related to the ownership of these entities are its current carrying value plus the Company's unfunded commitment to certain funds of $8.6 million.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results may differ from those estimates.

Loans Receivable

Loans consist of federally insured student, private education, consumer, and other loans, including financing receivables. If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and carried at amortized cost. Amortized cost includes the unamortized premium or discount and capitalized origination costs and fees, all of

which are amortized to interest income. Loans which are held for investment also have an allowance for loan loss as needed. Any loans the Company has the ability and intent to sell are classified as held for sale and are carried at the lower of cost or fair value. Loans which are held for sale do not have the associated premium or discount and origination costs and fees amortized into interest income and there is also no related allowance for loan losses. In addition, once a loan is classified as held for sale, any allowance for loan losses that existed immediately prior to the reclassification to held for sale is reversed through provision. There were no loans classified as held for sale as of December 31, 2025 and 2024.

Federally insured loans were originated under the FFEL Program by certain eligible lenders as defined by the Higher Education Act of 1965, as amended (the "Higher Education Act"). These loans, including related accrued interest, are guaranteed at their maximum level permitted under the Higher Education Act by an authorized guaranty agency, which has a contract of reinsurance with the Department. The terms of the loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest. Generally, Stafford and PLUS loans have repayment periods between five and ten years. Consolidation loans have repayment periods of twelve to thirty years. FFELP loans do not require repayment while the borrower is in-school, and during the grace period immediately upon leaving school. Under the Higher Education Act, a borrower may also be granted a deferment or forbearance for a period of time based on need, during which time the borrower is not considered to be in repayment. Interest continues to accrue on loans in the in-school, deferment, and forbearance program periods. In addition, eligible borrowers may qualify for income-driven repayment plans offered by the Department. These plans determine the borrower's payment amount based on their discretionary income and may extend their repayment period. Interest rates on federally insured student loans may be fixed or variable, dependent upon the type of loan, terms of the loan agreements, and date of origination.

Substantially all FFELP loan principal and related accrued interest is guaranteed as provided by the Higher Education Act. These guarantees are subject to the performance of certain loan servicing due diligence procedures stipulated by applicable Department regulations. If these due diligence requirements are not met, affected student loans may not be covered by the guarantees in the event of borrower default. Such student loans are subject to "cure" procedures and reinstatement of the guarantee under certain circumstances.

Loans also include private education, consumer, and other loans, including financing receivables. Private education loans are loans to students or their families that are non-federal loans and loans not insured or guaranteed under the FFEL Program. These loans are used primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans, or borrowers' personal resources. The terms of the private education loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to thirty years. The private education loans are not covered by a guarantee or collateral in the event of borrower default. Consumer loans are unsecured loans to an individual for personal, family, or household purposes. The terms of the consumer loans, which vary on an individual basis, generally provide for repayment in weekly or monthly installments of principal and interest over a period of up to six years. Other loans consist of home equity lines of credit and small business loans. Home equity loans are made to an individual primarily for debt consolidation purposes using equity in the borrower's home as security in the form of primarily second liens. These loans typically have a revolving draw period of five years and a repayment period at the end of the draw period of five to ten years. Principal and interest payments are generally required to be made during the draw and repayment periods. Small business loans have no stated coupon rate but the borrower is charged a one-time lender fee that is accreted to interest income over the estimated life of the loan. Minimum payments on such loans are due every 60 days. Financing receivables include Pay Later receivables which enable consumers to purchase goods or services at the time of the transaction and split their purchase into installment payments. There are typically four installment payments made over approximately 60 days. The Company purchases Pay Later receivables at a discount via a forward flow agreement from an unrelated third party and accretes the discount into interest income over the estimated life of the receivable.

For loan modifications, the Company evaluates whether a loan modification represents a new loan or a continuation of an existing loan. Modifications of federally insured loans are driven by the Higher Education Act; thus, the Company does not consider these events as part of its loan modification programs. Administrative forbearances (e.g. bankruptcy, military service, death and disability, and disaster forbearance) are required by law and therefore are also not considered as part of the Company's loan modification programs. The Company does offer payment delays in the form of deferments or forbearances on certain private education and consumer loan programs for short-term periods. The Company generally considers payment delays to be insignificant when the delay is 3 months or less. The amortized cost of the Company's private education and consumer loans in which the borrower is experiencing financial difficulty and the financial effect of such loan modifications is not material.

Allowance for Loan Losses

The Company accounts for the evaluation and estimate of probable losses on loans under the current expected credit loss (CECL) methodology. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for financial assets measured at amortized cost at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The allowance for loan losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset which includes consideration of prepayments. Loans are charged off when management determines the loan is uncollectible. Charge-offs are recognized as a reduction to the allowance for loan losses. Expected recoveries of amounts previously charged off, not to exceed the aggregate of the amount previously charged off, are included in the estimate of the allowance for loan losses at the balance sheet date.

The Company determines its estimated credit losses for the following financial assets as follows:

Loans receivable

The Company aggregates loans with similar risk characteristics into pools to estimate its expected credit losses. The Company evaluates such pooling decisions each quarter and makes adjustments as risk characteristics change. Management has determined that the federally insured, private education, and consumer and other financing receivables portfolios each meet the definition of a portfolio segment, which is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. Accordingly, the portfolio segment disclosures are presented on this basis in note 4 for each of these portfolios. The Company does not disaggregate its portfolio segment loan portfolios into classes of financing receivables.

The Company utilizes an undiscounted cash flow methodology in determining its lifetime expected credit losses on its federally insured and private education loan portfolios and a remaining life methodology for its consumer and other financing receivables portfolios. For the undiscounted cash flow models, the expected credit losses are the product of multiplying the Company's estimates of probability of default and loss given default and the exposure of default over the expected life of the loans. For the remaining life method, the expected credit losses are the product of multiplying the Company's estimated net loss rate by the exposure at default over the expected life of the loans. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current economic conditions, and reasonable and supportable forecasts. The Company has determined that, for modeling current expected credit losses, the Company can reasonably estimate expected losses that incorporate current economic conditions and forecasted probability weighted economic scenarios up to a one-year period. Macroeconomic factors used in the models include such variables as unemployment rates, gross domestic product, and consumer price index. After the "reasonable and supportable" period, the Company reverts to its actual long-term historical loss experience in the historical observation period. The Company uses a straight-line reversion method over two years. Historical credit loss experience provides the basis for the estimation of expected credit losses. A portion of the allowance is comprised of qualitative adjustments to historical loss experience.

Qualitative adjustments consider the following factors, as applicable, for each of the Company's loan portfolios: student loans in repayment versus those in non-paying status; delinquency status; type of private education, consumer, or other loan program; trends in defaults in the portfolio based on Company and industry data; past experience; trends in federally insured student loan claims rejected for payment by guarantors; changes in federal student loan programs; and other relevant qualitative factors.

The federal government guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed on and after October 1, 1993 and prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Federally insured student loans disbursed prior to October 1, 1993 are fully insured. Private education, consumer, and other loans, including financing receivables, are unsecured, with neither a government nor a private insurance guarantee. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. The Company places private education, consumer, and other loans on nonaccrual status when the collection of principal and interest is 90 days past due and charges off the loan when the collection of principal and interest is 120 days or 180 days past due, depending on type of loan program. Collections, if any, are reflected as a recovery through the allowance for loan losses.

Purchased Loans Receivable with Credit Deterioration (PCD)

The Company has purchased loans that have experienced more than insignificant credit deterioration since origination. A variety of factors are considered when identifying PCD loans, including, but not limited to delinquency, status, FICO scores, and other qualitative factors. These PCD loans are recorded at the amount paid. An allowance for loan losses is determined using the same methodology as for other loans held for investment. The sum of the loans' purchase price and allowance for loan losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision expense.

Loan Accrued Interest Receivable

Accrued interest receivable on loans is combined and presented with the loans receivable amortized cost balance on the Company's consolidated balance sheets.

For the Company's federally insured loan portfolio, the Company records an allowance for credit losses for accrued interest receivables. For federally insured loans, accrued interest receivable is typically charged-off when the contractual payment of principal or interest has become greater than 270 days past due. Charge-offs of accrued interest receivable are recognized as a reduction to the allowance for loan losses.

For the Company's private education, consumer, and other loan portfolios, the Company does not measure an allowance for credit losses for accrued interest receivables. For private education, consumer, and other loans, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due. Charge-offs of accrued interest receivable are recognized by reversing interest income.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include amounts due to Nelnet Bank from the Federal Reserve Bank of $14.1 million and $30.5 million as of December 31, 2025 and 2024, respectively.

Investments

The Company accounts for purchases and sales of Non-Nelnet Bank debt securities on a settlement-date basis and Nelnet Bank debt securities on a trade-date basis. When an investment is sold, the cost basis is determined through specific identification of the security sold. The Company classifies its debt securities as either available-for-sale or held-to-maturity. Securities classified as available-for-sale are carried at fair value, with the changes in fair value, net of taxes, carried as a separate component of accumulated other comprehensive earnings in the consolidated statements of shareholders' equity. The amortized cost of debt securities in this classification is adjusted for amortization of premiums and accretion of discounts, which are amortized using the effective interest rate method. For available-for-sale debt securities where fair value is less than amortized cost, credit-related impairment, if any, is recognized through an allowance for credit losses and adjusted each period for changes in credit risk. Securities in which the Company has the intent and ability to hold until maturity are classified as held-to-maturity. These securities are carried at amortized cost, with expected future credit losses, if any, recognized through an allowance for credit losses.

The Company classifies its residual interest in consumer, private education, and federally insured student loan securitizations as held-to-maturity beneficial interest investments. The Company measures accretable yield initially as the excess of all cash flows expected to be collected attributable to the beneficial interest estimated at the acquisition/transaction date over the initial investment and recognizes interest income over the life of the beneficial interest using the effective interest method. The Company continues to update, over the life of the beneficial interest, the expectation of cash flows to be collected. Beneficial interest investments are evaluated for impairment by comparing the carrying value of the investment to the present value of the cash flows expected to be collected at the current financial reporting date. If the carrying value is less than the present value of cash flows expected to be collected and the Company determines a credit loss has occurred, the Company records an allowance for credit losses for the difference. Subsequent favorable changes, if any, decrease the allowance for credit losses.

Equity investments with readily determinable fair values are measured at fair value, with changes in the fair value recognized through net income. For equity investments without readily determinable fair values, the Company uses the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company uses qualitative factors to identify impairment on its measurement alternative investments.

The Company accounts for equity investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. Equity method investments are recorded at cost and subsequently increased or decreased by the amount of the Company's proportionate share of the net earnings or losses and other comprehensive income of the investee. Equity method investments are evaluated for other-than-temporary impairment using certain impairment indicators such as a series of operating losses of an investee or other factors. These factors may indicate that a decrease in value of the investment has occurred that is other-than-temporary and shall be recognized.

The Company accounts for its qualifying equity contributions to solar development partnerships under the proportional amortization method (PAM). The Company evaluates each solar tax equity contribution to determine if it meets the qualifications to apply the PAM. For qualifying contributions, the Company uses the flow-through method of accounting to account for the related tax credit. The flow-through method requires a partner to amortize its contributions through income tax expense (or benefit) as an offset to the nonrefundable income tax credits and other income tax benefits, such as tax deductions from operating losses of the partnership.

The Company accounts for its non-qualifying PAM solar development partnerships and certain other entities in which it has partial ownership (including, but not limited to, ALLO and real estate partnerships) under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. The HLBV method of accounting is used by the Company for equity method investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership or voting interests. The Company applies the HLBV method using a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that the Company would receive if an equity investment entity were to liquidate its net assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is the amount the Company recognizes for its share of the earnings or losses from the equity investment for the period.

Notes Receivable

Notes receivable exchanged for cash are recorded at amortized cost. Discounts, if any, upon issuance are accreted to income over the contractual life of the issued note, and interest income is accounted for on an accrual basis. The Company records an allowance for expected credit losses, if any, to present the net amount expected to be collected on the receivable as of the balance sheet date.

Restricted Cash and Restricted Investments

Restricted cash primarily includes amounts for student loan securitizations and other secured borrowings. This cash must be used to make payments related to trust obligations. Amounts on deposit in these accounts are primarily the result of timing differences between when principal and interest is collected on the loans held as trust assets and when principal and interest is paid on the trust's asset-backed debt securities. Restricted cash also includes collateral deposits with derivative counterparties and third-party clearinghouses.

In accordance with local insurance regulations, Nelnet Insurance Service's consolidated captive insurance companies are required to hold collateral in third-party trusts related to its reinsurance treaties primarily consisting of property and casualty policies. The cash and investments in such trusts are classified by the Company as restricted. Restricted investments include student loan and other asset-backed securities classified as available-for-sale. In addition, Nelnet Insurance Services retains cash it collects on behalf of its third party to which it has retroceded a portion of its exposure.

Restricted Cash - Due to Customers

As a servicer of student loans, the Company collects student loan remittances and subsequently disburses these remittances to the appropriate lending entities. As part of the Company's Education Technology Services and Payments operating segment, the Company collects tuition payments and subsequently remits these payments to the appropriate schools. Cash collected for customers and the related liability are included in the consolidated balance sheets.

A portion of cash collected for customers in the Company's Education Technology Services and Payments operating segment are held at Nelnet Bank, in which Nelnet Bank can use these cash deposits for general operating purposes and is no longer

(Dollars in thousands, except share amounts, unless otherwise noted)

considered restricted. As of December 31, 2025 and 2024, $49.0 million and $22.5 million, respectively, of cash collected for customers is held at Nelnet Bank.

Accounts Receivable

Accounts receivable are presented at their net realizable values, which include allowances for doubtful accounts. Allowance estimates are based upon expected loss considering individual customer experience, as well as the age of receivables and likelihood of collection.

Business Combinations

The Company uses the acquisition method in accounting for acquired businesses. Under the acquisition method, the financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of acquisition, with the exception of contract assets or liabilities generated from contracts with customers, which are measured as if the Company had originated the acquired contract. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. All contingent consideration is measured at fair value on the acquisition date and included in the consideration transferred in the acquisition. Contingent consideration classified as a liability is remeasured to fair value at each reporting date until the contingency is resolved, and changes in fair value are recognized in earnings.

Goodwill

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

The Company tests goodwill for impairment in accordance with applicable accounting guidance. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform a quantitative impairment test. If the qualitative assessment determines that an impairment is not more likely than not, no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

For the 2025, 2024, and 2023 annual reviews of goodwill, the Company assessed qualitative factors, with the exception of one reporting unit in 2023, and concluded it was not more likely than not that the fair value of its reporting units was less than their carrying amount. As such, except for the one reporting unit in 2023, no further impairment analysis was required. For the one reporting unit in 2023 that the Company concluded it was more likely than not that the fair value was less than its carrying amount, the Company performed a quantitative impairment test and concluded there was an impairment. See note 11 for additional information.

Intangible Assets

The Company uses estimates to determine the fair value of acquired assets to allocate the purchase price to acquired intangible assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to present value using an appropriate discount rate. The estimates of future cash flows associated with intangible assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimate fair value if such methods are determined to be more appropriate.

Intangible assets with finite lives are amortized over their estimated lives. Such assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, the Company uses a straight-line amortization method. The Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and major improvements, including leasehold improvements, are capitalized. Gains and losses from the sale of property and equipment are included in determining net income. The Company uses the straight-line method for recording depreciation over the estimated useful life of the asset. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. The Company evaluates the estimated remaining useful lives of property and equipment and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation.

Leases

When the Company leases assets from others, it records right-of-use (ROU) assets and lease liabilities. The Company determines if the arrangement is, or contains, a lease at the inception of an arrangement and records the lease in the consolidated financial statements upon lease commencement, which is the date when the underlying asset is made available by the lessor. The Company primarily leases office and data center space and accounts for lease and non-lease components in these contracts together as a single, combined lease component. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The lease expense for these leases is recognized on a straight-line basis over the lease term. All other ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company classifies each lease as operating or financing, with the income statement reflecting lease expense for operating leases and amortization/interest expense for financing leases. When the discount rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate.

Leases may include one or more options to renew, with renewal terms that can be extended. The exercise of lease renewal options for the majority of leases is at the Company's discretion. Renewal options that the Company is reasonably certain to exercise are included in the lease term. Certain leases include escalating rental payments or rental payments adjusted periodically for inflation. None of the lease agreements include any residual value guarantees, a transfer of title, or a purchase option that is reasonably certain to be exercised.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment, purchased intangibles subject to amortization, and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assumptions and estimates about future cash flows generated by, remaining useful lives of, and fair values of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value, such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates, and credit spreads, relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. In some cases, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the estimates of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring assets and liabilities at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

• Level 1: Quoted prices for *identical* instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.

• Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose primary value drivers are observable.

• Level 3: Instruments whose primary value drivers are *unobservable*. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

Revenue Recognition

The Company applies the provisions of ASC Topic 606*, Revenue from Contracts with Customers* ("Topic 606")*,* to its fee-based operating segments. The majority of the Company's revenue earned in its NFS Division, including loan interest and derivative activity earned in its Asset Generation and Management and Nelnet Bank operating segments and reinsurance premiums earned in its Nelnet Insurance Services operating segment, is explicitly excluded from the scope of Topic 606. The Company recognizes revenue under the core principle of Topic 606 to depict the transfer of control of products and services to the Company's customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company's contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records deferred revenue when revenue is received or receivable in advance of the delivery of service. For multi-year contracts, the Company generally invoices customers annually at the beginning of each annual coverage period. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component.

The Company recognizes an asset for the incremental costs of obtaining and/or fulfilling a contract with a customer if it expects the benefit of those costs to be longer than one year. Capitalized costs of obtaining and/or fulfilling a contract are amortized over the estimated life of the customer.

See note 17 for additional information related to the Company's fee-based operating segments. Additional information related to revenue earned in its Asset Generation and Management, Nelnet Bank, and Nelnet Insurance Services operating segments is provided below.

Loan interest income - The Company recognizes loan interest income as earned, net of amortization of loan premiums and deferred origination costs and the accretion of loan discounts and lender fees. Loan interest income is recognized based upon the expected yield of the loan after giving effect to interest rate reductions resulting from borrower utilization of incentives such as timely payments ("borrower benefits") and other yield adjustments. Loan premiums or discounts, deferred origination costs, lender fees, and borrower benefits are amortized/accreted over the estimated life of the loans, which includes an estimate of forecasted payments in excess of contractually required payments (the constant prepayment rate).

Loan interest on federally insured student loans is paid by the Department or the borrower, depending on the status of the loan at the time of the accrual. The Department makes quarterly interest subsidy payments on certain qualified FFELP loans until the student is required under the provisions of the Higher Education Act to begin repayment. Borrower repayment of FFELP loans normally begins within six months after completion of the borrower's course of study, leaving school, or ceasing to carry at least one-half the normal full-time academic load, as determined by the educational institution. Borrower repayment of PLUS and consolidation loans normally begins within 60 days from the date of loan disbursement. Borrower repayment of private education loans typically begins six months following the borrower's graduation from a qualified institution, and the interest is either paid by the borrower or capitalized annually or at repayment. Repayment of consumer and other loans typically starts upon origination of the loan.

The Department provides a special allowance to lenders participating in the FFEL Program. The special allowance rate is accrued based upon either the daily fiscal quarter average of the 13-week Treasury Bill auction rate, the daily fiscal quarter average of the three-month financial commercial paper rate, or the daily fiscal quarter average of the 30-day Average Secured Overnight Financing Rate (SOFR), relative to the yield of the student loan.

The constant prepayment rate currently used by the Company to amortize/accrete federally insured loan premiums/discounts is 6% for both federally insured consolidation and Stafford loans. The Company periodically evaluates the assumptions used to estimate the life of the loans and prepayment rates. In instances where there are changes to the assumptions, amortization/accretion is adjusted on a cumulative basis to reflect the change since the acquisition of the loan. During the second quarter of 2024, the Company changed its estimate of the constant prepayment rate on its consolidation loans from 5% to 6%, which resulted in a $0.8 million increase to the Company's net loan discount balance and a corresponding decrease to interest income.

The Company also pays the Department an annual 105 basis point rebate fee on Consolidation loans. These rebate fees are netted against loan interest income.

Reinsurance premiums earned and related expenses - The Company earns reinsurance premiums primarily on prospective property and casualty reinsurance contracts over the loss exposure or coverage period in proportion to the level of protection provided. Reinsurance premiums are recognized as income, net of amounts ceded to reinsurers, over the terms of the related contracts and polices, which is generally pro rata over a policy period of 12 months. Unearned premiums represent the portion of premiums written related to the unexpired terms of contracts and policies in force.

Acquisition costs are incurred when a contract or policy is issued and only the direct incremental costs related to the successful acquisition of new and renewal contract or policies are deferred and amortized over the same period in which the related premiums are earned. Acquisition costs consist principally of commissions and brokerage expenses and are shown net of commissions and brokerage expenses earned on ceded reinsurance.

The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves, and other reserve estimates reported by insureds and ceding companies, and represents the estimated ultimate payment amounts. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. The reserves are adjusted regularly based upon experience. The Company performs a continuing review of its claims and claim expenses, including its reserving techniques and the impact of retroceded risk. Retrocession reinsurance treaties do not relieve the Company of its obligation to direct writing companies. The reserves are also reviewed regularly by qualified actuaries employed or contracted by the Company. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the consolidated statements of income in the period in which the estimates are changed. Such changes in estimates could occur in a future period and may be material to the Company's results of operations and financial position in such period.

Deposits and Interest Expense

Deposits are interest-bearing deposits and primarily consist of brokered certificates of deposit (CDs), retail and other savings deposits and CDs, and intercompany deposits. Retail and other savings deposits include deposits from Educational 529 College Savings plans, Health Savings plans, retirement savings plans, Short Term Federal Investment Trust (STFIT), and FDIC sweep deposits. CDs are accounts that have a stipulated maturity and interest rate. For savings accounts, the depositor may be required to give written notice of any intended withdrawal no less than seven days before the withdrawal is made. Generally, early withdrawal of brokered CDs is prohibited (except in the case of death or legal incapacity). Union Bank and Trust Company ("Union Bank"), a related party, is the program manager for the Educational 529 College Savings plans and trustee for the STFIT.

Nelnet Bank has intercompany deposits from Nelnet, Inc. and its subsidiaries. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

For bonds and notes payable, interest expense is based upon contractual interest rates, adjusted for the amortization of debt issuance costs and the accretion of discounts. The amortization of debt issuance costs and accretion of discounts are recognized using the effective interest method.

Transfer of Financial Assets and Extinguishments of Liabilities

The Company accounts for loan sales and debt repurchases in accordance with applicable accounting guidance. If a transfer of loans qualifies as a sale, the Company derecognizes the loan and recognizes a gain or loss as the difference between the carrying basis of the loan sold and the consideration received. The Company from time to time repurchases its outstanding debt and records a gain or loss on the early extinguishment of debt based upon the difference between the carrying amount of the debt and the amount paid to the third party.

Derivative Accounting

All over-the-counter derivative contracts are cleared post-execution at the Chicago Mercantile Exchange (CME), a regulated clearinghouse. Clearing is a process by which a third party, the clearinghouse, steps in between the original counterparties and guarantees the performance of both, by requiring that each post liquid collateral on an initial (initial margin) and mark-to-market (variation margin) basis to cover the clearinghouse's potential future exposure in the event of default.

The CME legally characterizes variation margin payments for over-the-counter derivatives they clear as settlements of the derivatives' exposure rather than collateral against the exposure. For accounting and presentation purposes, the Company considers variation margin and the corresponding derivative instrument as a single unit of account. As such, variation margin payments are considered in determining the fair value of the centrally cleared derivative portfolio ("settled-to-market"). The Company records settled-to-market derivative contracts on its balance sheet with a fair value of zero due to the payment or receipt of variation margin between the Company and the CME settling the outstanding mark-to-market exposure on such derivatives to a balance of zero on a daily basis, and records the underlying daily changes in the market value of such derivative contracts that result in such receipts or payments on its income statement as realized derivative market value adjustments in "derivative market value adjustments and derivative settlements, net" on the consolidated statements of income.

The Company records derivative instruments that are not required to be cleared at a clearinghouse (non-centrally cleared derivatives) in the consolidated balance sheets on a gross basis as either an asset or liability measured at its fair value. Certain non-centrally cleared derivatives are subject to right of offset provisions with counterparties. For these derivatives, the Company does not offset fair value amounts executed with the same counterparty under a master netting arrangement. In addition, the Company does not offset fair value amounts recognized for derivative instruments with respect to the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable). The Company determines the fair value for its non-centrally cleared derivative instruments using either pricing models that consider current market conditions and the contractual terms of the derivative instrument; or counterparty valuations. The factors that impact the fair value of the Company's derivatives include interest rates, time value, the forward interest rate curve, and volatility assumptions.

Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the majority of the Company's derivative instruments do not qualify for hedge accounting in the consolidated financial statements. As a result, the change in market value of derivative instruments is reported in current period earnings. Changes or shifts in the forward yield curve can significantly impact the valuation of the Company's derivatives, and therefore impact the results of operations of the Company. The changes in fair value of derivative instruments, as well as the settlement payments made on such derivatives, are included in "derivative market value adjustments and derivative settlements, net" on the consolidated statements of income.

Certain derivative instruments have been designated as cash flow hedges. These hedges are used to manage exposure to variability in forecasted cash flows related to interest payments on variable-rate third-party deposits. For qualifying cash flow hedges, changes in the fair value are recognized in other comprehensive income in the consolidated financial statements and reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings, which are included in "interest expense on bonds and notes payable and bank deposits". The Company formally documents the hedging relationships, including the risk management objective and strategy for undertaking the hedge, the hedged item, the hedging instrument, and the nature of the risk being hedge. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions. The Company formally assesses, both at inception and on an ongoing quarterly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

The Company discontinues hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item; the derivative expires or is sold, terminated, or exercised; it is unlikely that a forecasted transaction will occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Unless an investment qualifies for proportional amortization, the Company uses the deferred method of accounting for its credits related to state tax incentives and investments that generate investment tax credits. The investment tax credits are recognized as a reduction to the related asset.

Income tax expense includes deferred tax expense, which represents a portion of the net change in the deferred tax asset or liability balance during the year, plus any change made in the valuation allowance, and current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority plus amounts for expected tax deficiencies.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As required by the ASC Topic 740, *Income Taxes*, the Company recognizes in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change. For unrecognized tax benefits that are expected to be settled using available tax credit carryforwards, the amounts are presented on the balance sheet as a reduction of deferred tax assets.

Compensation Expense for Stock Based Awards

The Company has a restricted stock plan that is intended to provide incentives to attract, retain, and motivate employees in order to achieve long term growth and profitability objectives. The restricted stock plan provides for the grant to eligible employees of awards of restricted shares of Class A common stock. The fair value of restricted stock awards is determined on the grant date based on the Company's stock price and is amortized to compensation cost over the related vesting periods, which range up to ten years. For those awards with only service conditions that have graded vesting schedules, the Company recognizes compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award, as if the award was, in substance, multiple awards. Holders of restricted stock are entitled to receive dividends from the date of grant whether or not vested. The Company accounts for forfeitures as they occur.

The Company also has a directors stock compensation plan pursuant to which directors can elect to receive their annual retainer fees in the form of fully vested shares of Class A common stock, and also elect to defer receipt of such shares until the termination of their service on the board of directors. The fair value of grants under this plan is determined on the grant date based on the Company's stock price and is expensed over the board member's annual service period.

Restructuring Activities

From time to time, the Company may implement plans to restructure the business. In conjunction with these restructuring plans, involuntary benefit arrangements, and certain other costs that are incremental and incurred as a direct result of the restructuring plans, are recognized as restructuring charges.

Translation of Foreign Currencies

The Company's foreign subsidiaries use the local currency of the countries in which they are located as their functional currency. Accordingly, assets and liabilities are translated into U.S. dollars (the Company's reporting currency) using the exchange rates in effect on the consolidated balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted-average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in accumulated other comprehensive earnings in the consolidated statements of shareholders' equity.

3. Partial Redemption of ALLO Investment

Nelnet had both voting and preferred membership interest ownership in ALLO. In June 2025, ALLO executed a financing transaction that resulted in gross proceeds to ALLO of $500 million (the "Financing"). In conjunction with the Financing, Nelnet, ALLO, and certain other ALLO members entered into a Membership Unit Redemption Agreement pursuant to which ALLO agreed to redeem certain of its membership interests from certain members of ALLO, including Nelnet (the "Transaction"). As part of the Transaction, ALLO redeemed all of Nelnet's outstanding preferred membership interest that was outstanding on June 4, 2025, including the preferred return accrued on such membership interest through the Transaction's closing date. In addition, ALLO redeemed more than 50% of Nelnet's voting membership interest in ALLO.

Upon closing, Nelnet received cash proceeds of $410.9 million from ALLO related to these redemptions and recognized a pre-tax gain of $175.0 million, attributable to the redemption of the voting membership interest. The gain is included in "gain on partial redemption of ALLO investment" on the Company's consolidated statements of income.

Following the closing of the Transaction, Nelnet maintains a significant voting equity interest in ALLO. Nelnet's ownership of voting membership interest in ALLO decreased from 45% to 27%. The Company continues to account for its remaining 27% voting membership interest in ALLO under the HLBV method of accounting, with the carrying value of such interest remaining at $0.

(Dollars in thousands, except share amounts, unless otherwise noted)

4. Loans and Accrued Interest Receivable and Allowance for Loan Losses

Loans and accrued interest receivable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Non-Nelnet Bank:		
Federally insured loans:		
Stafford and other	$ 1,772,172	2,108,960
Consolidation	5,665,071	6,279,604
Total	7,437,243	8,388,564
Private education loans	139,209	221,744
Consumer loans and other financing receivables (a)	1,122,717	345,560
Non-Nelnet Bank loans	8,699,169	8,955,868
Nelnet Bank:		
Federally insured loans:		
Stafford and other	23,960	—
Consolidation	148,360	—
Total	172,320	—
Private education loans	518,634	482,445
Consumer and other loans	266,608	162,152
Nelnet Bank loans	957,562	644,597
Accrued interest receivable	528,936	549,283
Loan discount and deferred lender fees, net of unamortized loan premiums and deferred origination costs	(46,894)	(42,114)
Allowance for loan losses:		
Non-Nelnet Bank:		
Federally insured loans	(42,080)	(49,091)
Private education loans	(6,894)	(11,130)
Consumer loans and other financing receivables	(57,360)	(38,468)
Non-Nelnet Bank allowance for loan losses	(106,334)	(98,689)
Nelnet Bank:		
Federally insured loans	(676)	—
Private education loans	(12,932)	(10,086)
Consumer and other loans	(12,136)	(6,115)
Nelnet Bank allowance for loan losses	(25,744)	(16,201)
	$ 10,006,695	9,992,744

(a) Included in "consumer loans and other financing receivables" in the above table are Pay Later receivables that the Company began to purchase in the third quarter of 2025. As of December 31, 2025, the balance of Pay Later receivables was $744.2 million.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the allowance for loan losses as a percentage of the ending loan balance for each of the Company's loan portfolios:

	As of December 31, 2025	As of December 31, 2024
Non-Nelnet Bank:		
Federally insured loans (a)	0.57 %	0.59 %
Private education loans	4.95 %	5.02 %
Consumer loans and other financing receivables (b)	5.11 %	11.13 %
Nelnet Bank:		
Federally insured loans (a)	0.39 %	—
Private education loans	2.49 %	2.09 %
Consumer and other loans	4.55 %	3.77 %

(a) The allowance for loan losses as a percent of the risk sharing component of federally insured student loans not covered by the federal guaranty for Non-Nelnet Bank was 19.3% and 20.6% as of December 31, 2025 and December 31, 2024, respectively, and for Nelnet Bank was 17.3% as of December 31, 2025.

(b) In the third quarter of 2025, the Company began to purchase Pay Later receivables that have lower allowance rates.

Consumer Loan Sales

During 2025, 2024, and 2023, the Company sold $203.7 million, $148.0 million, and $670.7 million of consumer loans, respectively, and recognized net losses from such transactions of $2.7 million, $1.6 million, and $17.7 million, respectively. Consumer loans sold by the Company during these periods were to non-affiliated third parties who securitized such loans. As partial consideration received for the loans sold, the Company received residual interests in the loan securitizations that are included in "other investments and notes receivable, net" on the Company's consolidated balance sheets.

NELNET, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements(Dollars in thousands, except share amounts, unless otherwise noted)

Activity in the Allowance for Loan Losses

The following table presents the activity in the allowance for loan losses by portfolio segment:

	Balance at beginning of period	Provision (negative provision) for loan losses	Charge-offs	Recoveries	Initial allowance on loans purchased with credit deterioration	Loan sales	Balance at end of period
	Year ended December 31, 2025						
Non-Nelnet Bank:							
Federally insured loans	$ 49,091	6,992	(13,741)	—	—	(262)	42,080
Private education loans	11,130	(2,761)	(2,397)	922	—	—	6,894
Consumer loans and other financing receivables	38,468	45,030	(27,708)	1,570	—	—	57,360
Nelnet Bank:							
Federally insured loans	—	482	(68)	—	—	262	676
Private education loans	10,086	8,696	(8,015)	1,105	1,060	—	12,932
Consumer and other loans	6,115	8,979	(3,304)	346	—	—	12,136
	$ 114,890	67,418	(55,233)	3,943	1,060	—	132,078
	Year ended December 31, 2024						
Non-Nelnet Bank:							
Federally insured loans	$ 68,453	(917)	(18,445)	—	—	—	49,091
Private education loans	15,750	(392)	(5,045)	817	—	—	11,130
Consumer loans and other financing receivables	11,742	29,000	(11,033)	1,349	—	7,410	38,468
Nelnet Bank:							
Private education loans	3,347	7,830	(3,084)	762	1,231	—	10,086
Consumer and other loans	5,351	18,918	(11,091)	347	—	(7,410)	6,115
	$ 104,643	54,439	(48,698)	3,275	1,231	—	114,890
	Year ended December 31, 2023						
Non-Nelnet Bank:							
Federally insured loans	$ 83,593	4,303	(19,593)	—	6	144	68,453
Private education loans	15,411	2,865	(3,306)	780	—	—	15,750
Consumer loans and other financing receivables	30,263	(7,528)	(12,467)	1,474	—	—	11,742
Nelnet Bank:							
Federally insured loans	170	(14)	(12)	—	—	(144)	—
Private education loans	2,390	2,171	(1,214)	—	—	—	3,347
Consumer and other loans	—	6,245	(1,775)	881	—	—	5,351
	$ 131,827	8,042	(38,367)	3,135	6	—	104,643

During the periods presented above, the primary item impacting provision for loan losses was the establishment of an initial allowance for loans originated and acquired during the periods. Provision for loan losses was also impacted by the reversal of provision for consumer loans sold. Once a loan is classified as held for sale, any allowance for loan losses that existed immediately prior to the reclassification to held for sale is reversed through provision.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table presents the reduction to provision for loan losses as a result of consumer loan sales during the periods presented:

	Provision for current period	Reduction to provision - loan sales	Provision (negative provision) for loan losses
	Year ended December 31, 2025		
Non-Nelnet Bank			
Consumer loans and other financing receivables	$ 74,016	(28,986)	45,030
	Year ended December 31, 2024		
Non-Nelnet Bank			
Consumer loans and other financing receivables	$ 42,529	(13,529)	29,000
	Year ended December 31, 2023		
Non-Nelnet Bank			
Consumer loans and other financing receivables	$ 49,807	(57,335)	(7,528)

The following table summarizes annualized net charge-offs as a percentage of average loans for each of the Company's loan portfolios:

	Year ended December 31,		
	2025	2024	2023
Non-Nelnet Bank:			
Federally insured loans	0.16 %	0.18 %	0.15 %
Private education loans	0.87 %	1.70 %	0.99 %
Consumer loans and other financing receivables (a)	4.61 %	7.58 %	5.67 %
Nelnet Bank:			
Federally insured loans	0.06 %	—	0.02 %
Private education loans	1.35 %	0.60 %	0.34 %
Consumer and other loans (b)	1.41 %	6.69 %	2.64 %

(a) In the third quarter of 2025, the Company began to purchase Pay Later receivables that have lower charge-off rates.

(b) Decrease in net charge-offs as a percentage of average loans in 2025 compared with 2024 was due to a change in mix of consumer loan portfolios that resulted in a portfolio of loans with an overall higher credit quality in 2025 compared with 2024 and Nelnet Bank exiting a consumer loan program in December 2024 that had previously incurred significant charge-offs.

Unfunded Loan Commitments

As of December 31, 2025 and 2024, Nelnet Bank had a liability of approximately $760,000 and $326,000, respectively, related to $76.5 million and $40.7 million, respectively, of unfunded private education, consumer, and other loan commitments. When a new loan commitment is made, the Company records an allowance that is included in "other liabilities" on the consolidated balance sheet by recording a provision for loan losses. When the loan is funded, the Company transfers the liability to the allowance for loan losses. Below is a reconciliation of the provision for loan losses reported in the consolidated statements of income:

	Year ended December 31,		
	2025	2024	2023
Provision for loan losses from allowance activity table above	$ 67,418	54,439	8,042
Provision for unfunded loan commitments	433	168	73
Provision for loan losses reported in consolidated statements of income	$ 67,851	54,607	8,115

(Dollars in thousands, except share amounts, unless otherwise noted)

Key Credit Quality Indicators

Loan Status and Delinquencies

Key credit quality indicators for the Company's federally insured, private education, consumer, and other loan portfolios are loan status, including delinquencies. The impact of changes in loan status is incorporated into the allowance for loan losses calculation. Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. Loans in repayment include loans on which borrowers are making interest only or fixed payments, as well as loans that have entered full principal and interest repayment status after any applicable grace period. The following table presents the Company's loan status and delinquency amounts:

	As of December 31,								
	2025			2024			2023		
Federally insured loans - Non-Nelnet Bank:									
Loans in-school/grace/deferment (a)	$ 336,749	4.5 %		$ 376,765	4.5 %		$ 522,304	4.5 %	
Loans in forbearance (b)	493,277	6.6		586,412	7.0		979,588	8.4	
Loans in repayment status:									
Loans current	5,701,660		86.3 %	6,374,897		85.9 %	8,416,624		82.6 %
Loans delinquent 31-60 days (c)	234,259		3.5	243,348		3.3	377,108		3.7
Loans delinquent 61-90 days (c)	147,645		2.2	166,474		2.2	254,553		2.5
Loans delinquent 91-120 days (c)	94,765		1.4	113,838		1.5	187,145		1.9
Loans delinquent 121-270 days (c)	280,899		4.3	380,823		5.1	685,829		6.7
Loans delinquent 271 days or greater (c)(d)	147,989		2.3	146,007		2.0	263,056		2.6
Total loans in repayment	6,607,217	88.9	100.0 %	7,425,387	88.5	100.0 %	10,184,315	87.1	100.0 %
Total federally insured loans	7,437,243	100.0 %		8,388,564	100.0 %		11,686,207	100.0 %	
Accrued interest receivable	506,943			540,272			757,713		
Loan discount, net of unamortized premiums and deferred origination costs	(23,513)			(21,513)			(28,963)		
Allowance for loan losses	(42,080)			(49,091)			(68,453)		
Total federally insured loans and accrued interest receivable, net of allowance for loan losses	$ 7,878,593			$ 8,858,232			$ 12,346,504		
Private education loans - Non-Nelnet Bank:									
Loans in-school/grace/deferment (a)	$ 3,094	2.2 %		$ 5,997	2.7 %		$ 9,475	3.4 %	
Loans in forbearance (b)	3,049	2.2		2,089	0.9		2,529	0.9	
Loans in repayment status:									
Loans current	130,018		97.7 %	206,825		96.8 %	257,639		97.1 %
Loans delinquent 31-60 days (c)	1,253		0.9	3,424		1.6	3,395		1.3
Loans delinquent 61-90 days (c)	515		0.4	1,275		0.6	1,855		0.7
Loans delinquent 91 days or greater (c)	1,280		1.0	2,134		1.0	2,427		0.9
Total loans in repayment	133,066	95.6	100.0 %	213,658	96.4	100.0 %	265,316	95.7	100.0 %
Total private education loans	139,209	100.0 %		221,744	100.0 %		277,320	100.0 %	
Accrued interest receivable	1,120			2,019			2,653		
Loan discount, net of unamortized premiums	(4,317)			(6,350)			(8,037)		
Allowance for loan losses	(6,894)			(11,130)			(15,750)		
Total private education loans and accrued interest receivable, net of allowance for loan losses	$ 129,118			$ 206,283			$ 256,186		

(Dollars in thousands, except share amounts, unless otherwise noted)

	As of December 31,								
	2025			2024			2023		
Consumer loans and other financing receivables - Non-Nelnet Bank:									
Loans in forbearance (b)	$ 1,698	0.2 %		$ 150	0.0 %		$ 146	0.2 %	
Loans in repayment status:									
Loans current	1,085,883		96.9 %	335,355		97.1 %	81,195		94.6 %
Loans delinquent 31-60 days (c)	13,723		1.2	3,667		1.1	2,035		2.4
Loans delinquent 61-90 days (c)	10,797		1.0	2,143		0.6	1,189		1.4
Loans delinquent 91 days or greater (c)	10,616		0.9	4,245		1.2	1,370		1.6
Total loans in repayment	1,121,019	99.8	100.0 %	345,410	100.0	100.0 %	85,789	99.8	100.0 %
Total consumer loans and other financing receivables	1,122,717	100.0 %		345,560	100.0 %		85,935	100.0 %	
Accrued interest receivable	1,497			1,868			861		
Loan discount and deferred lender fees, net of unamortized premiums	(17,845)			(10,713)			(2,474)		
Allowance for loan losses	(57,360)			(38,468)			(11,742)		
Total consumer loans and other financing receivables and accrued interest receivable, net of allowance for loan losses	$ 1,049,009			$ 298,247			$ 72,580		
Federally insured loans - Nelnet Bank (e):									
Loans in-school/grace/deferment (a)	$ 6,162	3.6 %							
Loans in forbearance (b)	8,787	5.1							
Loans in repayment status:									
Loans current	141,357		89.9 %						
Loans delinquent 30-59 days (c)	5,686		3.6						
Loans delinquent 60-89 days (c)	2,703		1.7						
Loans delinquent 90-119 days (c)	980		0.6						
Loans delinquent 120-270 days (c)	4,844		3.1						
Loans delinquent 271 days or greater (c)(d)	1,801		1.1						
Total loans in repayment	157,371	91.3	100.0 %						
Total federally insured loans	172,320	100.0 %							
Accrued interest receivable	10,939								
Loan premium	910								
Allowance for loan losses	(676)								
Total federally insured loans and accrued interest receivable, net of allowance for loan losses	$ 183,493								
Private education loans - Nelnet Bank (e):									
Loans in-school/grace/deferment (a)	$ 56,667	10.9 %		$ 31,674	6.6 %		$ 19,089	5.3 %	
Loans in forbearance (b)	1,684	0.3		3,061	0.6		1,285	0.4	
Loans in repayment status:									
Loans current	451,221		98.0 %	439,569		98.2 %	338,448		99.5 %
Loans delinquent 30-59 days (c)	4,001		0.9	4,327		1.0	839		0.2
Loans delinquent 60-89 days (c)	2,327		0.5	1,497		0.3	253		0.1
Loans delinquent 90 days or greater (c)	2,734		0.6	2,317		0.5	606		0.2
Total loans in repayment	460,283	88.8	100.0 %	447,710	92.8	100.0 %	340,146	94.3	100.0 %
Total private education loans	518,634	100.0 %		482,445	100.0 %		360,520	100.0 %	
Accrued interest receivable	6,599			4,103			2,023		
Loan discount, net of unamortized premiums and deferred origination costs	(5,686)			(4,581)			5,608		
Allowance for loan losses	(12,932)			(10,086)			(3,347)		
Total private education loans and accrued interest receivable, net of allowance for loan losses	$ 506,615			$ 471,881			$ 364,804		

(Dollars in thousands, except share amounts, unless otherwise noted)

	As of December 31,								
	2025			2024			2023		
Consumer and other loans - Nelnet Bank (e):									
Loans in deferment	$ 10,006	3.8 %		$ 5,186	3.2 %		$ 103	0.1 %	
Loans in repayment status:									
Loans current	254,448		99.2 %	155,772		99.2 %	69,584		96.3 %
Loans delinquent 30-59 days (c)	1,225		0.5	803		0.5	1,075		1.5
Loans delinquent 60-89 days (c)	560		0.2	243		0.2	941		1.3
Loans delinquent 90 days or greater (c)	369		0.1	148		0.1	649		0.9
Total loans in repayment	256,602	96.2	100.0 %	156,966	96.8	100.0 %	72,249	99.9	100.0 %
Total consumer and other loans	266,608	100.0 %		162,152	100.0 %		72,352	100.0 %	
Accrued interest receivable	1,838			1,021			575		
Loan premium, net of unaccreted discount	3,557			1,043			(6)		
Allowance for loan losses	(12,136)			(6,115)			(5,351)		
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses	$ 259,867			$ 158,101			$ 67,570		

(a) Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(b) Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(c) The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in-school, grace, deferment, or forbearance.

(d) A portion of loans included in loans delinquent 271 days or greater includes loans in claim status, which are loans that have gone into default and have been submitted to the guaranty agency for reinsurance.

(e) For the periods presented for Nelnet Bank, the delinquency bucket periods conform with the delinquency bucket periods reflected in Nelnet Bank's Call Reports filed with the Federal Deposit Insurance Corporation.

FICO Scores

An additional key credit quality indicator for Nelnet Bank private education and consumer loans is FICO scores at the time of origination or purchase. The following tables highlight the gross principal balance of Nelnet Bank's portfolios, by year of origination, stratified by FICO score at the time of origination or purchase:

Nelnet Bank Private Education Loans

	Loan balance as of December 31, 2025							
	2025	**2024**	**2023**	**2022**	**2021**	**Prior years**	**Total**	**Percent of total**
FICO at origination or purchase:								
Less than 705	$ 5,540	2,788	2,909	4,061	3,519	18,772	37,589	7.2 %
705 - 734	9,056	4,795	7,480	17,048	6,565	14,410	59,354	11.4
735 - 764	12,256	5,534	7,073	26,369	11,066	21,511	83,809	16.2
765 - 794	16,293	6,471	5,035	40,851	20,858	26,025	115,533	22.3
Greater than 794	23,370	14,017	11,819	57,404	40,529	68,618	215,757	41.6
No FICO score available or required (a)	—	2,275	4,317	—	—	—	6,592	1.3
	$ 66,515	35,880	38,633	145,733	82,537	149,336	518,634	100.0 %

(Dollars in thousands, except share amounts, unless otherwise noted)

	Loan balance as of December 31, 2024							
	2024	2023	2022	2021	2020	Prior years	Total	Percent of total
FICO at origination or purchase:								
Less than 705	$ 2,566	3,578	4,759	4,182	331	15,485	30,901	6.4 %
705 - 734	3,736	8,874	19,666	7,531	426	12,349	52,582	10.9
735 - 764	4,398	8,629	29,918	12,775	1,286	17,920	74,926	15.5
765 - 794	4,600	6,115	46,340	24,073	1,105	23,867	106,100	22.0
Greater than 794	9,971	15,471	67,454	49,408	4,406	63,258	209,968	43.5
No FICO score available or required (a)	2,476	5,492	—	—	—	—	7,968	1.7
	$ 27,747	48,159	168,137	97,969	7,554	132,879	482,445	100.0 %

Nelnet Bank Consumer and Other Loans

	Loan balance as of December 31, 2025							
	2025	2024	2023	2022	2021	Prior years	Total	Percent of total
FICO at origination:								
Less than 720	$ 13,054	16,301	1,618	—	275	1,210	32,458	12.2 %
720 - 769	24,995	36,292	3,621	15	5,231	6,686	76,840	28.8
Greater than 769	54,681	47,537	5,819	90	5,084	3,161	116,372	43.6
No FICO score available or required (a)	30,719	9,473	431	259	53	3	40,938	15.4
	$ 123,449	109,603	11,489	364	10,643	11,060	266,608	100.0 %

	Loan balance as of December 31, 2024							
	2024	2023	2022	2021	2020	Prior years	Total	Percent of total
FICO at origination:								
Less than 720	$ 19,264	1,762	—	376	675	1,170	23,247	14.3 %
720 - 769	41,217	4,502	19	6,152	5,448	3,105	60,443	37.3
Greater than 769	57,323	6,577	103	5,834	2,755	1,165	73,757	45.5
No FICO score available or required (a)	3,936	437	277	55	—	—	4,705	2.9
	$ 121,740	13,278	399	12,417	8,878	5,440	162,152	100.0 %

(a) Loans with no FICO score available or required refers to loans issued to borrowers for which the Company cannot obtain a FICO score or are not required to under a special purpose credit program. Management proactively assesses the risk and size of this loan category and, when necessary, takes actions to mitigate the credit risk.

Nonaccrual Status

The Company does not place federally insured loans on nonaccrual status due to the government guaranty. The amortized cost of private education, consumer, and other loans on nonaccrual status, as well as the allowance for loan losses related to such loans, as of December 31, 2025, 2024, and 2023 was not material.

(Dollars in thousands, except share amounts, unless otherwise noted)

Amortized Cost Basis by Origination Year

The following table presents the amortized cost of the Company's private education, consumer, and other loans by loan status and delinquency amount as of December 31, 2025, based on year of origination. Effective July 1, 2010, no new loan originations can be made under the FFEL Program and all new federal loan originations must be made under the Federal Direct Loan Program. As such, all the Company’s federally insured loans were originated prior to July 1, 2010.

	2025	2024	2023	2022	2021	Prior years	Total
Private education loans - Non-Nelnet Bank:							
Loans in-school/grace/deferment	$ —	—	—	264	1,187	1,643	3,094
Loans in forbearance	—	—	—	47	217	2,785	3,049
Loans in repayment status:							
Loans current	—	—	170	3,483	5,528	120,837	130,018
Loans delinquent 31-60 days	—	—	—	53	36	1,164	1,253
Loans delinquent 61-90 days	—	—	—	—	5	510	515
Loans delinquent 91 days or greater	—	—	—	—	7	1,273	1,280
Total loans in repayment	—	—	170	3,536	5,576	123,784	133,066
Total private education loans	$ —	—	170	3,847	6,980	128,212	139,209
Accrued interest receivable							1,120
Loan discount, net of unamortized premiums							(4,317)
Allowance for loan losses							(6,894)
Total private education loans and accrued interest receivable, net of allowance for loan losses							$ 129,118
Gross charge-offs - year ended December 31, 2025	$ —	—	—	—	126	2,271	2,397
Consumer loans and other financing receivables - Non-Nelnet Bank:							
Loans in forbearance	$ 201	513	984	—	—	—	1,698
Loans in repayment status:							
Loans current	1,039,652	25,621	19,091	1,061	198	260	1,085,883
Loans delinquent 31-60 days	11,899	1,066	566	177	15	—	13,723
Loans delinquent 61-90 days	9,411	852	506	28	—	—	10,797
Loans delinquent 91 days or greater	7,487	1,706	696	654	73	—	10,616
Total loans in repayment	1,068,449	29,245	20,859	1,920	286	260	1,121,019
Total consumer loans and other financing receivables	$ 1,068,650	29,758	21,843	1,920	286	260	1,122,717
Accrued interest receivable							1,497
Loan discount and deferred lender fees, net of unamortized premiums							(17,845)
Allowance for loan losses							(57,360)
Total consumer loans and other financing receivables and accrued interest receivable, net of allowance for loan losses							$ 1,049,009
Gross charge-offs - year ended December 31, 2025	$ 9,364	11,244	6,753	321	17	9	27,708

(Dollars in thousands, except share amounts, unless otherwise noted)

	2025	2024	2023	2022	2021	Prior years	Total
Private education loans - Nelnet Bank:							
Loans in-school/grace/deferment	$ 25,934	16,783	7,755	4,366	253	1,576	56,667
Loans in forbearance	109	7	218	472	417	461	1,684
Loans in repayment status:							
Loans current	39,474	18,723	29,419	140,189	80,799	142,617	451,221
Loans delinquent 30-59 days	539	169	475	391	488	1,939	4,001
Loans delinquent 60-89 days	306	140	435	263	11	1,172	2,327
Loans delinquent 90 days or greater	153	58	331	52	569	1,571	2,734
Total loans in repayment	40,472	19,090	30,660	140,895	81,867	147,299	460,283
Total private education loans	$ 66,515	35,880	38,633	145,733	82,537	149,336	518,634
Accrued interest receivable							6,599
Loan discount, net of unamortized premiums and deferred origination costs							(5,686)
Allowance for loan losses							(12,932)
Total private education loans and accrued interest receivable, net of allowance for loan losses							$ 506,615
Gross charge-offs - year ended December 31, 2025	$ 11	538	1,330	1,062	539	4,535	8,015
Consumer and other loans - Nelnet Bank:							
Loans in deferment	$ 9,713	293	—	—	—	—	10,006
Loans in repayment status:							
Loans current	113,231	107,946	11,418	364	10,529	10,960	254,448
Loans delinquent 30-59 days	505	597	71	—	—	52	1,225
Loans delinquent 60-89 days	—	402	—	—	114	44	560
Loans delinquent 90 days or greater	—	365	—	—	—	4	369
Total loans in repayment	113,736	109,310	11,489	364	10,643	11,060	256,602
Total consumer and other loans	$ 123,449	109,603	11,489	364	10,643	11,060	266,608
Accrued interest receivable							1,838
Loan premium, net of unaccreted discount							3,557
Allowance for loan losses							(12,136)
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses							$ 259,867
Gross charge-offs - year ended December 31, 2025	$ 61	1,956	476	—	523	288	3,304

(Dollars in thousands, except share amounts, unless otherwise noted)

5. Bonds and Notes Payable

The following tables summarize the Company's outstanding debt obligations by type of instrument:

	As of December 31, 2025		
	Carrying amount	**Interest rate range**	**Final maturity**
Variable-rate bonds and notes issued in FFELP loan asset-backed securitizations:			
Bonds and notes based on indices	$ 6,448,212	4.35% - 5.85%	3/22/32 - 11/27/90
Bonds and notes based on auction	24,150	0.01% - 5.10%	3/22/32 - 8/25/37
Total FFELP variable-rate bonds and notes	6,472,362		
Fixed-rate bonds and notes issued in FFELP loan asset-backed securitizations	302,791	1.42% - 3.45%	10/25/67 - 8/27/68
FFELP loan warehouse facility	213,982	4.83% / 4.84%	1/29/27
Consumer loan warehouse and other facilities	767,951	5.01% - 5.67%	11/13/27 - 2/29/28
Variable-rate bonds and notes issued in private education loan asset-backed securitizations	35,770	5.15% / 6.12%	6/25/49 / 11/25/53
Fixed-rate bonds and notes issued in private education loan asset-backed securitization	27,391	7.15%	11/25/53
Unsecured line of credit	—	—	9/22/26
Participation agreements	1,322	4.53% - 5.82%	5/4/26 / 7/28/32
	7,821,569		
Discount on bonds and notes payable and debt issuance costs	(40,642)		
Total	$ 7,780,927		

	As of December 31, 2024		
	Carrying amount	**Interest rate range**	**Final maturity**
Variable-rate bonds and notes issued in FFELP loan asset-backed securitizations:			
Bonds and notes based on indices	$ 6,923,824	4.89% - 6.45%	8/26/30 - 9/25/69
Bonds and notes based on auction	36,395	5.71% - 5.72%	3/22/32 - 8/25/37
Total FFELP variable-rate bonds and notes	6,960,219		
Fixed-rate bonds and notes issued in FFELP loan asset-backed securitizations	346,359	1.42% - 3.45%	10/25/67 - 8/27/68
FFELP loan warehouse facilities	853,165	4.41% - 4.69%	1/31/26 / 4/1/26
Consumer loan warehouse facilities	90,000	4.46% / 4.57%	8/1/26 / 11/13/27
Variable-rate bonds and notes issued in private education loan asset-backed securitizations	54,973	5.90% / 6.82%	6/25/49 / 11/25/53
Fixed-rate bonds and notes issued in private education loan asset-backed securitizations	50,415	5.35% / 7.15%	12/28/43 / 11/25/53
Unsecured line of credit	—	—	9/22/26
Participation agreements	3,320	5.27% - 5.82%	5/4/25 / 1/30/33
	8,358,451		
Discount on bonds and notes payable and debt issuance costs	(48,654)		
Total	$ 8,309,797		

(Dollars in thousands, except share amounts, unless otherwise noted)

Warehouse and Other Facilities

The Company funds a portion of its loan acquisitions through the use of warehouse and other secured facilities. Loan warehousing allows the Company to buy and manage loans prior to transferring them into more permanent financing arrangements. The following table summarizes the Company's warehouse and other facilities as of December 31, 2025:

Type of loans	Maximum financing amount	Amount outstanding	Amount available	Expiration of liquidity provisions	Final maturity date	Advance rate	Advanced as equity support
FFELP (a)	$ 800,000	213,982	586,018	1/30/2026	1/29/2027	note (b)	$ 17,071
Consumer loans and other financing receivables	$ 925,000	767,951	157,049	11/13/2026 - 7/31/2027	11/13/2027 - 2/29/2028	50% - 90%	$ 121,949

(a) On January 30, 2026, the Company extended the liquidity provisions and final maturity date on this facility to July 31, 2026 and July 30, 2027, respectively.

(b) This facility has a static advance rate until the expiration date of the liquidity provisions. The maximum advance rates for this facility are 90% to 96%, and the minimum advance rates are 84% to 90%. In the event the liquidity provisions are not extended, the valuation agent has the right to perform a one-time mark to market on the underlying loans funded in this facility, subject to a floor. The loans would then be funded at this new advance rate until the final maturity date of the facility.

Asset-backed Securitizations

The Company has historically relied upon asset-backed securitizations as its most significant source of funding for loans. The net cash flow the Company receives from the securitized loans generally represents the excess amounts, if any, generated by the underlying loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company’s rights to cash flow from securitized loans are subordinate to bondholder interests, and the securitized loans may fail to generate any cash flow beyond what is due to bondholders. The bonds and notes payable are primarily secured by the loans receivable, related accrued interest, and by the amounts on deposit in the accounts established under the respective financing agreements.

The following table summarizes the asset-backed securitization transaction completed during the year ended December 31, 2025. There were no asset-backed securitization transactions completed during the year ended December 31, 2024.

	2025-1		Total (a)
	Class A-1 Notes	Class A-2 Notes	
Date securities issued	11/13/25	11/13/25	
Total original principal amount	$ 168,200	525,000	693,200
Cost of funds	SOFR Rate plus 0.75%	SOFR Rate plus 0.95%	
Final maturity date	10/25/33	11/27/90	

(a) Total original principal amount excludes the Class B subordinated tranche totaling $14.7 million that was retained by the Company at issuance.

Unsecured Line of Credit

The Company has a $495.0 million unsecured line of credit that has a maturity date of September 22, 2026. As of December 31, 2025, no amount was outstanding on the line of credit and $495.0 million was available for future use.

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants, which exclude Nelnet Bank, include, among others, maintaining:

- A minimum consolidated net worth
- A limitation on recourse indebtedness to adjusted EBITDA (over the last four rolling quarters)
- A limitation on recourse and non-recourse indebtedness
- A limitation on the amount of private education, consumer, and other (non-FFELP) loans in the Company’s portfolio
- A limitation on permitted investments, including business acquisitions that are not in one of the Company's existing lines of business

(Dollars in thousands, except share amounts, unless otherwise noted)

As of December 31, 2025, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its warehouse facilities. The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings have modest implications on the pricing level at which the Company obtains funds. A default on the Company's other debt facilities would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit, if any, becoming immediately due and payable.

Nelnet Bank

Nelnet Bank has unsecured Federal Funds lines of credit with correspondent banks totaling $50.0 million at a stated interest rate at the time of borrowing. Nelnet Bank has also established accounts at the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB), which are secured and accept pledges of eligible securities. In addition, FFELP and private education loans are accepted as collateral for FRB borrowings. As of December 31, 2025 and 2024, Nelnet Bank had no amounts drawn on its Federal Funds, FRB, or FHLB lines of credit. As of December 31, 2025, the Bank has $96.5 million of collateral pledged with the FRB that it may borrow against.

Debt Covenants

Certain bond resolutions and related credit agreements contain, among other requirements, covenants relating to restrictions on additional indebtedness, limits as to direct and indirect administrative expenses, and maintaining certain financial ratios. The Company is in compliance with all covenants of the bond indentures and related credit agreements as of December 31, 2025.

Maturity Schedule

Bonds and notes outstanding as of December 31, 2025 are due in varying amounts as shown below:

2026	$ 100
2027	216,933
2028	765,000
2029	—
2030	—
2031 and thereafter	6,839,536
	$ 7,821,569

Generally, the Company's secured financing instruments can be redeemed on any interest payment date at par plus accrued interest. Subject to certain provisions, all bonds and notes are subject to redemption prior to maturity at the option of certain lending subsidiaries.

Debt Repurchases

The following table summarizes the Company's repurchases of its own debt. Gains/losses recorded by the Company from the repurchase of debt are included in “other, net” in "other income (expense)" on the Company’s consolidated statements of income.

	Year ended December 31,		
	2025	**2024**	**2023**
Purchase price	$ (759,587)	(7,585)	(5,112)
Par value	763,340	7,671	5,941
Remaining unamortized costs	(8,602)	(32)	(14)
(Loss) gain, net	$ (4,849)	54	815

The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market or retained such instruments upon initial issuance. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties, redeem the notes at par as cash is generated by the trust estate, or pledge the securities as collateral on repurchase agreements. Upon a sale of these notes to third parties, the Company

(Dollars in thousands, except share amounts, unless otherwise noted)

would obtain cash proceeds equal to the market value of the notes on the date of such sale. As of December 31, 2025, the Company holds $292.2 million (par value) of its own FFELP asset-backed securities. Upon sale, these notes would be shown as "bonds and notes payable" in the Company's consolidated balance sheet.

Debt Redemptions

During 2024 and 2023, the Company redeemed $364.6 million and $188.6 million, respectively, of FFELP loan asset-backed debt securities (bonds and notes payable) prior to their maturity. The remaining unamortized debt discount associated with these bonds was written-off, resulting in a $6.3 million and $25.9 million non-cash expense recognized in 2024 and 2023, respectively. The expense related to the acceleration of unamortized debt discount costs is included in "interest expense on bonds and notes payable and bank deposits" on the consolidated statements of income.

6. Derivative Financial Instruments

Non-Nelnet Bank Derivatives

The Company uses settled-to-market derivative financial instruments to manage interest rate risk. The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for those assets. The Company periodically reviews the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses settled-to-market derivative instruments as part of its overall risk management strategy. Settled-to-market derivative instruments used as part of the Company's interest rate risk management strategy are discussed below.

Basis Swaps

The Company earns variable-rate interest on the majority of its FFELP student loan assets based on a 30-day average SOFR index while a portion of its FFELP loan assets is funded with 90-day average SOFR and 3-month CME term SOFR. The differing interest rate characteristics of the Company's loan assets versus the liabilities funding these assets results in basis risk, which impacts the Company's excess spread earned on its loans.

The Company also faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on its variable-rate FFELP assets, which generally occur daily.

As of December 31, 2025, the Company's AGM operating segment had $7.0 billion, $0.2 billion, and $0.2 billion of FFELP loans indexed to the 30-day average SOFR rate, three-month commercial paper rate, and the three-month treasury bill rate, respectively, the indices for which reset daily, and $1.4 billion of debt indexed to 90-day average SOFR and 3-month CME term SOFR, the indices for which reset quarterly, and $5.0 billion of debt indexed to 30-day average SOFR and 1-month CME term SOFR, the indices for which reset monthly.

The Company has used derivative instruments to hedge its basis risk and repricing risk on a portion of its FFELP student loan assets. The Company has entered into basis swaps in which the Company receives payments indexed to three-month SOFR and makes payments based on the one-month SOFR index (plus or minus a spread) as defined in the agreements (the "Basis Swaps").

The following table summarizes the Company's Basis Swaps outstanding as of December 31, 2025 and 2024:

Maturity	Notional amount
2026	$ 1,150,000
2027	250,000
	$ 1,400,000

The weighted-average rate paid by the Company on the Basis Swaps as of December 31, 2025 and 2024 was the one-month SOFR index plus 10.4 basis points.

(Dollars in thousands, except share amounts, unless otherwise noted)

Interest Rate Swaps – Floor Income Hedges

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the Special Allowance Payments (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. The Company generally finances its student loan portfolio with variable-rate debt. In low and/or certain declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, these student loans earn at a fixed rate while the interest on the variable-rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed-rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable-rate floor income. All FFELP loans first originated on or after April 1, 2006 effectively earn at the SAP rate, since lenders are required to rebate fixed-rate floor income and variable-rate floor income for these loans to the Department.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed-rate loans effectively become variable-rate loans, the impact of the rate fluctuations is reduced.

As of December 31, 2025, 2024, and 2023, the Company had $411.0 million, $367.4 million, and $307.7 million, respectively, of FFELP student loan assets that were earning fixed-rate floor income.

The following table summarizes the outstanding derivative instruments used by the Company as of December 31, 2025 and 2024 to economically hedge loans earning fixed-rate floor income. For these derivative instruments, the Company receives payments based on SOFR, the majority of which reset quarterly.

Maturity	Notional amount	Weighted-average fixed rate paid by the Company
2026	$ 200,000	3.92 %
2028	50,000	3.56
2029 (a)	50,000	3.17
2030	100,000	3.63
	$ 400,000	3.71 %

(a) This $50 million notional amount derivative has a forward effective start date in January 2026.

Nelnet Bank Derivatives

Nelnet Bank uses non-centrally cleared derivative instruments to hedge exposure to variability in cash flows from variable-rate intercompany and third-party deposits to minimize volatility from future changes in interest rates.

Interest Rate Swaps - Intercompany Deposits

Nelnet Bank's derivatives used to hedge intercompany deposits are structured so that each is economically effective; however, because these derivatives are hedging intercompany deposits, the derivative instruments are not eligible for hedge accounting in the consolidated financial statements. As a result, the change in market value of these derivative instruments is reported in current period earnings and presented in "derivative market value adjustments and derivative settlements, net" included in the consolidated statements of income.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the outstanding derivative instruments used by Nelnet Bank to hedge intercompany deposits. For these derivatives, the Company receives monthly or quarterly payments based on SOFR that resets daily.

	As of December 31, 2025		As of December 31, 2024	
Maturity	**Notional amount**	**Weighted-average fixed rate paid by the Company**	**Notional amount**	**Weighted-average fixed rate paid by the Company**
2028	$ 40,000	3.33 %	$ 40,000	3.33 %
2029	25,000	3.37	25,000	3.37
2030 (a)	50,000	3.06	50,000	3.06
2032 (b)	25,000	4.03	25,000	4.03
2033	25,000	3.90	25,000	3.90
2035 (c)	30,000	3.79	—	—
	$ 195,000	3.50 %	$ 165,000	3.44 %

(a) These $25 million notional amount derivatives have forward effective start dates in April 2026 and May 2026, respectively.

(b) This $25 million notional amount derivative has a forward effective start date in February 2027.

(c) This $30 million notional amount derivative has a forward effective start date in May 2028.

Interest Rate Swaps - Third-Party Deposits

Nelnet Bank's derivatives used to hedge third-party deposits qualify as cash flow hedges. As such, the changes in the fair value of these derivatives are recognized in other comprehensive income, net of tax, in the consolidated financial statements. Derivative settlements for cash flow hedges are included in "interest expense" on the consolidated statements of income, which were not material for the year ended December 31, 2025.

The following table summarizes the outstanding derivative instruments used by Nelnet Bank to hedge third-party deposits. For these derivative instruments, the Company receives monthly payments based on SOFR that reset monthly.

	As of December 31, 2025	
Maturity	**Notional amount**	**Weighted-average fixed rate paid by the Company**
2030	$ 25,000	3.57 %
2035	25,000	3.87
	$ 50,000	3.72 %

(Dollars in thousands, except share amounts, unless otherwise noted)

Consolidated Financial Statement Impact Related to Derivatives

Balance Sheets

Nelnet Bank’s derivatives are not cleared post-execution at a regulated clearinghouse. As such, the Company records these derivative instruments in the consolidated balance sheets on a gross basis as either an asset (included in "other assets") or liability (included in "other liabilities") measured at fair value. The following table summarizes the fair value of the Company's Nelnet Bank derivatives as reflected in the consolidated balance sheets.

	As of December 31,			
	2025	2024	2025	2024
	Fair value of asset derivatives		Fair value of liability derivatives	
Interest rate swaps - intercompany deposits	$ 614	3,232	1,243	53
Interest rate swaps - third-party deposits (cash flow hedges)	—	—	484	—
	$ 614	3,232	1,727	53

Statements of Income

The following table summarizes the components of "derivative market value adjustments and derivative settlements, net" included in the consolidated statements of income related to derivative instruments that do not qualify for hedge accounting:

	Year ended December 31,		
	2025	2024	2023
Settlements:			
Basis swaps	$ 619	929	1,544
Interest rate swaps - floor income hedges	1,475	4,288	23,044
Interest rate swaps - intercompany deposits	606	917	484
Total settlements - income	2,700	6,134	25,072
Change in fair value:			
Basis swaps	(576)	(860)	(567)
Interest rate swaps - floor income hedges	(5,620)	6,282	(39,683)
Interest rate swaps - intercompany deposits	(3,809)	4,702	(1,523)
Other derivative instruments	907	—	—
Total change in fair value - (expense) income	(9,098)	10,124	(41,773)
Derivative market value adjustments and derivative settlements, net - (expense) income	$ (6,398)	16,258	(16,701)

Derivative Instruments - Market Risk

Interest rate movements have an impact on the amount of variation margin and collateral the Company may be required to pay to its third-party clearinghouse and counterparties, respectively. The Company attempts to manage market risk associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company's derivative portfolio and hedging strategy is reviewed periodically by its internal risk committee, Board of Directors' Risk and Finance Committee, and Nelnet Bank’s Board of Directors (for Nelnet Bank derivatives). With the Company's current derivative portfolio, the Company does not currently anticipate any movement in interest rates having a material impact on its liquidity or capital resources, nor expects future movements in interest rates to have a material impact on its ability to meet variation margin and collateral payments.

(Dollars in thousands, except share amounts, unless otherwise noted)

7. Investments and Notes Receivable

A summary of the Company's "total investments and notes receivable" follows:

	As of December 31, 2025				As of December 31, 2024			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investments at fair value:								
Available-for-sale asset-backed securities								
Non-Nelnet Bank:								
FFELP loan	$ 36,824	2,950	(129)	39,645	188,386	5,804	(896)	193,294
FFELP loan and other debt securities - restricted (a)	172,739	3,384	(323)	175,800	98,914	3,151	(78)	101,987
Private education loan (b)	197,568	20	(13,436)	184,152	237,288	—	(18,118)	219,170
Other debt securities	55,874	2,528	—	58,402	32,552	2,500	—	35,052
Total Non-Nelnet Bank	463,005	8,882	(13,888)	457,999	557,140	11,455	(19,092)	549,503
Nelnet Bank:								
FFELP loan	258,208	6,513	(798)	263,923	231,543	6,060	(270)	237,333
Private education loan	13,623	—	(37)	13,586	1,596	—	—	1,596
Other debt securities	569,528	1,433	(1,481)	569,480	296,944	1,775	(1,325)	297,394
Total Nelnet Bank	841,359	7,946	(2,316)	846,989	530,083	7,835	(1,595)	536,323
Total available-for-sale asset-backed securities	$1,304,364	16,828	(16,204)	1,304,988	1,087,223	19,290	(20,687)	1,085,826
Equity securities and funds measured at net asset value				109,648				74,494
Total investments at fair value				1,414,636				1,160,320
Other investments and notes receivable (not measured at fair value):								
Nelnet Bank: Held-to-maturity asset-backed securities								
FFELP loan				211,299				203,439
Private education loan				—				7,335
Total Nelnet Bank held-to-maturity asset-backed securities				211,299				210,774
Venture capital, funds, and other:								
Measurement alternative (c)				227,962				200,782
Equity method				248,253				170,258
Total venture capital and funds				476,215				371,040
Real estate equity method				233,167				131,745
ALLO (d):								
Voting interest/equity method				—				—
Preferred membership interest				10,148				225,614
Total interest in ALLO				10,148				225,614
Beneficial interest in loan securitizations (e):								
Consumer loans, net of allowance for credit losses of $45,242 and $38,590 as of December 31, 2025 and December 31, 2024, respectively				139,752				142,764
Private education loans, net of allowance for credit losses of $5,560 and $901 as of December 31, 2025 and December 31, 2024, respectively				40,510				52,824
Federally insured student loans				14,568				18,221
Total beneficial interest in loan securitizations, net of allowance				194,830				213,809
Solar (f)				(240,370)				(155,048)
Notes receivable				32,085				32,258
Tax liens, affordable housing, and other				15,961				10,184
Total other investments and notes receivable (not measured at fair value)				933,335				1,040,376
Total investments and notes receivable				$ 2,347,971				$ 2,200,696

(Dollars in thousands, except share amounts, unless otherwise noted)

(a) Represent investments held in third-party trusts as collateral for the Company's reinsurance business.

(b) As sponsor of certain private education loan securitizations, the Company is required to provide a certain level of risk retention, and has purchased bonds issued in such securitizations to satisfy this requirement. The bonds purchased to satisfy the risk retention requirement are included in the above table. The Company must retain these investment securities until the latest of (i) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (ii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time the Company can sell its investment securities (bonds) to a third party. The bonds purchased to satisfy the risk retention requirement are included in the above table and as of December 31, 2025, the par value and fair value of these securities was $197.2 million and $183.4 million, respectively.

(c) The Company has an interest in CompanyCam, Inc. ("CompanyCam"), a technology company that provides a photo-based, cloud managed application designed for contractors and field service professionals to document projects in real-time. On August 11, 2025, CompanyCam completed an additional equity raise and accepted tender offers to redeem existing equity holders with a portion of the proceeds. The Company redeemed a portion of its interests and received cash proceeds of $10.1 million and recognized a gain of $7.8 million. The Company accounts for its interests in CompanyCam using the measurement alternative method, which requires it to adjust its carrying value for changes resulting from observable market transactions. As a result of CompanyCam's equity raise, the Company recognized a gain of $22.4 million during the third quarter of 2025 to adjust its carrying value of its remaining interest in CompanyCam to reflect the August 2025 transaction value. After the completion of this transaction, the Company's carrying amount of its remaining interest in CompanyCam is $31.7 million. The income statement activity from the Company's interest in CompanyCam is included in "other, net" in "other income (expense)" on the consolidated statements of income.

The Company has an investment in Hudl, Inc. ("Hudl"). During the first quarter of 2025, the Company acquired additional ownership interests in Hudl for $3.8 million from existing Hudl investors. This transaction was not considered an observable market transaction (not orderly) because it was not subject to customary marketing activities. Accordingly, the Company did not adjust its carrying value of its Hudl investment to the transaction value. As of December 31, 2025, the carrying amount of the Company's investment in Hudl was $172.5 million. David S. Graff, who has served on the Company's Board of Directors since May 2014, is CEO, co-founder, and a director of Hudl.

(d) On June 4, 2025, the Company redeemed a portion of its voting membership interest in ALLO and all its outstanding preferred membership interest, including the preferred return accrued on such membership interest through June 3, 2025. See note 3 for additional information. The Company's voting membership interest in ALLO is accounted for using the HLBV method of accounting. Using the HLBV method of accounting, the Company recognized $10.7 million of losses during the first quarter of 2024, reducing the carrying value of the voting membership interest to $0. Absent additional equity contributions with respect to ALLO's voting membership interest, the Company will not recognize additional losses for its voting membership interest in ALLO. Prior to redeeming all its outstanding preferred membership interest in June 2025, the Company recognized income on its ALLO preferred membership interest of $14.4 million, $17.5 million, and $9.1 million during the years ended December 31, 2025, 2024, and 2023, respectively.

During the fourth quarter of 2025, the Company contributed $10.0 million of non-voting preferred membership interest of ALLO, which earn a preferred annual return of 20.0%. Including the preferred return that was capitalized on December 31, 2025, the outstanding balance of preferred membership interest was $10.1 million as of December 31, 2025.

The income statement activity from the Company's interest in ALLO is included in "other, net" in "other income (expense)" on the consolidated statements of income.

(e) The Company has partial ownership in certain consumer, private education, and federally insured student loan securitizations, which are accounted for as held-to-maturity beneficial interest investments. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2025, the Company's ownership correlates to approximately $1.15 billion, $400 million, and $280 million of consumer, private education, and federally insured student loans, respectively, included in these securitizations.

The Company has recorded an allowance for credit losses (and related provision expense) related to certain loan securitizations due primarily to an increase in cumulative loss expectations of $11.3 million and $39.5 million during the years ended December 31, 2025 and 2024, respectively, which is included in "provision for beneficial interests" on the consolidated statements of income.

(f) The Company has equity interests in partnerships that make solar tax equity contributions in entities that promote renewable energy sources. Due to the management and control of each of these partnerships, such partnerships that invest in tax equity are consolidated on the Company's consolidated financial statements, with the third-party partner's portion being presented as noncontrolling interests. As of December 31, 2025, the Company has contributed a total of $355.6 million, and third-party partners have contributed $416.0 million, in tax equity to renewable energy solar partnerships that support the development and operations of solar, fuel cell, and battery storage projects across the United States. The Company's carrying value in a solar project is reduced by tax credits earned when the solar project is placed in service. As of December 31, 2025, the Company and its third-party partners have earned $419.7 million and $454.6 million, respectively, of tax credits on those projects that remain outstanding. The Company's negative carrying value related to solar tax partnerships on the consolidated balance sheet of $240.4 million as of December 31, 2025 represents the sum of total tax credits earned on solar projects placed in service through December 31, 2025 and the calculated HLBV cumulative net losses being larger than the total contributions made by the Company and its syndication

(Dollars in thousands, except share amounts, unless otherwise noted)

partners on such projects. The negative carrying value as of December 31, 2025, excluding the portion owned by syndication partners that is reflected as "noncontrolling interests" on the consolidated balance sheet, was $109.6 million.

The Company accounts for its solar tax equity interests using the HLBV method of accounting. For most of these partnerships, the HLBV method results in accelerated losses during the early years of the investment, followed by gains recognized at the conclusion of the contractual agreement (generally 5 years). The following table presents (i) HLBV losses recognized by the Company and gains recognized upon the sale of partnership interests, including amounts attributable to third-party noncontrolling interest partners (syndication partners), which are included in “other, net” in "other income (expense)" on the consolidated statements of income, (ii) solar net losses and gains attributed to noncontrolling interest partners included in “net loss attributable to noncontrolling interests” on the consolidated statements of income, and (iii) the recognized pre-tax net loss attributable to the Company:

	Year ended December 31,		
	2025	2024	2023
Losses from HLBV accounting (gross)	$ (49,762)	(21,774)	(58,195)
Gains from sales (gross)	20,733	15,297	(1,450)
Losses from solar investments, net	(29,029)	(6,477)	(59,645)
Less: losses attributable to noncontrolling members, net	(27,930)	(4,599)	(37,875)
Net loss attributable to the Company	$ (1,099)	(1,878)	(21,770)

The following table presents, by remaining contractual maturity, the amortized cost and fair value of debt securities as of December 31, 2025:

	As of December 31, 2025				
	1 year or less	After 1 year through 5 years	After 5 years through 10 years	After 10 years	Total
Available-for-sale asset-backed securities					
Non-Nelnet Bank:					
FFELP loan	$ —	205	2,532	34,087	36,824
FFELP loan and other debt securities - restricted	—	13,107	42,778	116,854	172,739
Private education loan	—	—	206	197,362	197,568
Other debt securities	—	100	20,983	34,791	55,874
Total Non-Nelnet Bank	—	13,412	66,499	383,094	463,005
Fair value	—	13,532	66,526	377,941	457,999
Nelnet Bank:					
FFELP loan	47,004	12,731	20,863	177,610	258,208
Private education loan	—	—	13,264	359	13,623
Other debt securities	—	26,298	107,297	435,933	569,528
Total Nelnet Bank	47,004	39,029	141,424	613,902	841,359
Fair value	46,663	39,044	141,574	619,708	846,989
Total available-for-sale asset-backed securities at amortized cost	$ 47,004	52,441	207,923	996,996	1,304,364
Total available-for-sale asset-backed securities at fair value	$ 46,663	52,576	208,100	997,649	1,304,988
Held-to-maturity asset-backed securities					
Nelnet Bank:					
FFELP loan - amortized cost	$ —	2,474	12,994	195,831	211,299
FFELP loan - fair value	$ —	2,492	12,835	200,395	215,722
Beneficial interest in loan securitizations (a):					
Amortized cost	$ —	—	—	—	194,830
Fair value	$ —	—	—	—	211,398

(a) The Company's beneficial interest in loan securitizations is not due at a single maturity date.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the unrealized positions for held-to-maturity asset-backed securities investments and the beneficial interest in loan securitizations as of December 31, 2025:

	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value
Asset-backed securities	$ 211,299	5,156	(733)	215,722
Beneficial interest in loan securitizations	194,830	18,149	(1,581)	211,398

The following table presents securities classified as available-for-sale that have gross unrealized losses as of December 31, 2025 and the fair value of such securities as of December 31, 2025. These securities are segregated between investments that had been in a continuous unrealized loss position for less than twelve months and twelve months or more, based on the point in time that the fair value declined below the amortized cost basis. All securities in the table below have been evaluated to determine if a credit loss exists. As part of that assessment, the Company concluded it currently has the intent and ability to retain these investments, and none of the unrealized losses were due to credit losses.

	As of December 31, 2025					
	Unrealized loss position less than 12 months		Unrealized loss position 12 months or more		Total	
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale asset-backed securities						
Non-Nelnet Bank:						
FFELP loan	$ (8)	2,272	(121)	2,131	(129)	4,403
FFELP loan and other debt securities - restricted	(216)	42,294	(107)	4,904	(323)	47,198
Private education loan	(32)	12,762	(13,404)	146,727	(13,436)	159,489
Total Non-Nelnet Bank	(256)	57,328	(13,632)	153,762	(13,888)	211,090
Nelnet Bank:						
FFELP loan	(502)	85,148	(296)	14,786	(798)	99,934
Private education loan	(37)	13,228	—	—	(37)	13,228
Other debt securities	(670)	169,591	(811)	4,822	(1,481)	174,413
Total Nelnet Bank	(1,209)	267,967	(1,107)	19,608	(2,316)	287,575
Total available-for-sale asset-backed securities	$ (1,465)	325,295	(14,739)	173,370	(16,204)	498,665

The following table summarizes the gross proceeds received and gross realized gains and losses related to sales of available-for-sale asset-backed securities:

	Year ended December 31,		
	2025	2024	2023
Gross proceeds from sales	$ 289,001	445,946	963,117
Gross realized gains	$ 3,558	5,775	4,517
Gross realized losses	(1,449)	(1,241)	(8,021)
Net gains	$ 2,109	4,534	(3,504)

(Dollars in thousands, except share amounts, unless otherwise noted)

Summarized Financial Information of Equity Method Investments

The Company evaluates each of its equity method investments to determine if any are significant as defined in the regulations promulgated by the SEC. The Company's equity method investments include venture capital, solar development partnerships, ALLO, and real estate partnerships, certain of which are accounted for under the HLBV method of accounting. As of and for the years ended December 31, 2025, 2024, and 2023, no individual equity method investment met the significance criteria. As such, the Company is not required to present separate financial statements for any of its equity method investments.

The following tables present summarized financial information for the Company's equity method investments, aggregated and reported on a one-quarter lag, assuming 100% ownership. For periods in which an equity method investment is recognized, the summarized financial information reflects activity from the date of recognition. Conversely, for periods in which an equity method investment is derecognized, the summarized financial information reflects activity through the date of derecognition.

	As of September 30,	
	2025	2024
Total assets	$ 6,203,730	5,176,324
Total liabilities	$ 4,634,669	3,181,369

	Twelve months ended September 30,		
	2025	2024	2023
Revenues	$ 924,665	591,951	476,708
Net income (loss)	$ (68,800)	(112,378)	(102,285)

8. Intangible Assets

Intangible assets consisted of the following:

	Weighted-average remaining useful life as of December 31, 2025 (months)	As of December 31,	
		2025	2024
Amortizable intangible assets, net:			
Customer relationships (net of accumulated amortization of $58,561 and $54,644, respectively)	87	$ 29,283	34,960
Trade name (net of accumulated amortization of $205)	—	—	565
Computer software (net of accumulated amortization of $917)	—	—	803
Total amortizable intangible assets, net	87	$ 29,283	36,328

The Company recorded amortization expense on its intangible assets of $7.0 million, $8.5 million, and $17.0 million during the years ended December 31, 2025, 2024, and 2023, respectively. The Company will continue to amortize intangible assets over their remaining useful lives. As of December 31, 2025, the Company estimates it will record amortization expense as follows:

2026	$ 5,591
2027	5,522
2028	5,277
2029	3,931
2030	3,769
2031 and thereafter	5,193
	$ 29,283

(Dollars in thousands, except share amounts, unless otherwise noted)

9. Goodwill

A summary of goodwill by reportable operating segment follows:

			Nelnet Financial Services				
	Loan Servicing and Systems	Education Technology Services and Payments	Asset Generation and Management (a)	Nelnet Bank	NFS Other Operating Segments	Corporate and Other Activities	Total
Goodwill as of December 31, 2023, 2024, and 2025	$ 23,639	92,507	41,883	—	—	—	158,029

(a) As a result of the Reconciliation Act of 2010, the Company no longer originates new FFELP loans, and net interest income from the Company's existing FFELP loan portfolio will decline over time as the Company's portfolio pays down. As a result, as this revenue stream winds down, goodwill impairment will be triggered for the FFELP Portfolio reporting unit (included in the AGM operating segment) due to the passage of time and depletion of projected cash flows stemming from its FFELP student loan portfolio.

10. Property and Equipment

Property and equipment consisted of the following:

		As of December 31,	
	Useful life	2025	2024
Computer equipment and software	1-5 years	$ 283,649	280,947
Building and building improvements	5-48 years	46,067	50,078
Office furniture and equipment	1-10 years	15,447	17,598
Transportation equipment	5-10 years	10,101	7,012
Leasehold improvements	1-15 years	4,230	6,153
Land	—	2,992	3,214
Solar facilities	35 years	975	10,398
Construction in progress	—	5,271	17,591
		368,732	392,991
Accumulated depreciation		(293,200)	(297,806)
Total property and equipment, net		$ 75,532	95,185

The Company recorded depreciation expense on its property and equipment of $26.5 million, $49.6 million, and $62.1 million during the years ended December 31, 2025, 2024, and 2023, respectively.

11. Impairment Expense and Restructure Charges

Impairment Expense

The following table presents the impairment charges by asset and reportable operating segment:

	Loan Servicing and Systems	Education Technology Services and Payments	Nelnet Financial Services			Corporate and Other Activities	Total
			Asset Generation and Management	Nelnet Bank	NFS Other Operating Segments		
Year ended December 31, 2025							
Property and equipment - solar facilities (a)	$ —	—	—	—	—	11,767	11,767
Investments - real estate and venture capital (b)	—	—	—	—	4,001	3,575	7,576
Investments - solar tax equity (b)	—	—	—	—	—	5,761	5,761
Leases, buildings, and associated improvements (c)	—	—	—	—	—	3,363	3,363
Property and equipment - internally developed software	—	1,145	—	—	—	—	1,145
	$ —	1,145	—	—	4,001	24,466	29,612
Year ended December 31, 2024							
Property and equipment - solar facilities (a)	—	—	—	—	—	1,170	1,170
Leases, buildings, and associated improvements (c)	736	—	—	—	—	—	736
Other assets - solar inventory (a)	—	—	—	—	—	695	695
Investments - venture capital (b)	—	—	—	—	—	537	537
	$ 736	—	—	—	—	2,402	3,138
Year ended December 31, 2023							
Leases, buildings, and associated improvements (c)	$ 296	—	—	—	—	4,678	4,974
Property and equipment - internally developed software	—	4,310	—	—	—	—	4,310
Investments - venture capital (b)	—	—	—	—	—	2,060	2,060
Goodwill (d)	—	—	—	—	—	18,873	18,873
Intangible assets (d)	—	—	—	—	—	1,708	1,708
	$ 296	4,310	—	—	—	27,319	31,925

(a) In 2025, the Company recorded non-cash impairment charges related to certain solar energy facilities which are operated under long-term power purchase agreements. During the period, the Company identified negative indicators, including reduced forecasted cash flows and operational underperformance which resulted in a determination that the carrying amount of the affected solar asset group was not recoverable. In addition, the Company received notification of a customer contract cancellation related to its solar construction business resulting in a non-cash impairment charge on construction in progress of $1.9 million.

In 2024, the Company announced its decision to discontinue residential solar construction operations and focus exclusively on the commercial solar market. In connection with this change, the Company recognized non-cash impairment charges on certain solar facilities and inventory related to residential operations.

(b) The Company recorded non-cash impairment charges related to certain real estate partnerships, venture capital interests, and its ownership in a solar development project after identifying indicators of an other-than-temporary decline in value. These indicators included a series of sustained operating losses, deteriorating financial performance, and evidence that the Company may be unable to recover the carrying amount of the investments.

(c) The Company recorded non-cash impairment charges related to operating lease assets and associated leasehold improvements as a result of the Company consolidating office space. The Corporate and Other Activities amount for the year ended December 31, 2023 includes a $2.4 million lease termination fee paid to Union Bank, a related party.

(Dollars in thousands, except share amounts, unless otherwise noted)

(d) As part of the annual goodwill impairment assessment, the Company determined it was more likely than not that the estimated fair value of the Company's solar construction operating segment (GRNE) was less than its carrying amount, requiring a quantitative assessment. The Company used the discounted cash flow method under the income approach to estimate the fair value of the reporting unit, which concluded that the estimated fair value was less than its carrying amount. As a result, the Company recorded a non-cash impairment charge. No remaining goodwill is attributable to the GRNE operating segment. The Company also recorded a non-cash impairment charge for all the remaining intangible assets related to GRNE.

Restructure Charges - Loan Servicing and Systems (LSS)

In June 2024, the Company announced a reduction in headcount after the completion of the transfer of direct loan servicing volume to one platform and the required servicing platform enhancements for the Company's new student loan servicing contract with the Department. Approximately 220 associates who work in LSS, including some in related shared services that support LSS, were notified their positions were being eliminated. The Company incurred a charge of $7.1 million related to these staff reductions, which is included in "salaries and benefits" in the consolidated statements of income. The charge was recognized over the service period through December 31, 2024.

In March 2023, the Company announced a reduction in staff due to the Department's March 2023 announcement to reduce the monthly fee earned by the Company under its legacy Department student loan servicing contract and the notification by the Department in February 2023 of its intention to transfer up to one million of the Company's existing Department servicing borrowers to another servicer. Approximately 550 associates who work in LSS, including some in related shared services that support LSS, were notified their positions were being eliminated. The Company incurred a charge of $4.3 million related to the staff reductions, which is included in "salaries and benefits" in the consolidated statements of income.

As a result of the decommissioning of the Great Lakes' platform in the fourth quarter of 2023, the Company incurred a charge of $3.5 million related to staff reductions, including some in related shared services that support LSS, which is included in "salaries and benefits" in the consolidated statements of income.

12. Bank Deposits

The following table summarizes Nelnet Bank's interest-bearing deposits, excluding intercompany deposits. As of December 31, 2025 and 2024, Nelnet Bank had intercompany deposits from Nelnet, Inc. and its subsidiaries totaling $93.8 million and $68.5 million, respectively, including a $40.0 million pledged deposit from Nelnet, Inc. as required under a Capital and Liquidity Maintenance Agreement with the FDIC. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

	As of December 31,	
	2025	2024
Retail and other savings	$ 1,337,873	916,475
Brokered CDs, net of brokered deposit fees	311,015	247,872
Retail and other CDs, net of issuance fees	20,285	21,784
Total interest-bearing deposits	$ 1,669,173	1,186,131

Brokered deposit fees associated with the brokered CDs are amortized into interest expense using the effective interest rate method. The Bank recognized deposit issuance fee expense, which includes brokered deposit fees, of $0.5 million, $0.3 million, and $0.2 million during the years ended December 31, 2025, 2024, and 2023, respectively. Fees paid to third parties related to these deposits were $0.8 million and $0.4 million during the years ended December 31, 2025 and 2024, respectively. There were no fees paid to third parties for the year ended December 31, 2023.

The following table presents the remaining maturities of certificates of deposit as of December 31, 2025:

One year or less	$	146,900
After one year to two years		83,292
After two years to three years		13,260
After three years to four years		47,089
After four years to five years		5,382
After five years		35,377
Total	$	331,300

Retail and other savings deposits included deposits from Educational 529 College Savings and Health Savings plans, retirement savings plans, Short Term Federal Investment Trust (STFIT), and FDIC sweep deposits. These deposits are large interest-bearing omnibus accounts structured to allow FDIC insurance to flow through to underlying individual depositors. Deposits that exceeded the FDIC insurance limits as of December 31, 2025 and 2024 were $41.4 million and $44.3 million, respectively, the majority of which were intercompany deposits from Nelnet, Inc. and its subsidiaries.

Accrued interest on deposits was $2.2 million and $1.3 million as of December 31, 2025 and 2024, respectively, which is included in "accrued interest payable" on the consolidated balance sheets.

13. Shareholders' Equity

Classes of Common Stock

The Company's common stock is divided into two classes. The Class B common stock has ten votes per share and the Class A common stock has one vote per share on all matters to be voted on by the Company's shareholders. Each Class B share is convertible at any time at the holder's option into one Class A share. With the exception of the voting rights and the conversion feature, the Class A and Class B shares are identical in terms of other rights, including dividend and liquidation rights.

Stock Repurchases

The Company has a stock repurchase program that expires on May 8, 2028 in which it can repurchase up to five million shares of its Class A common stock on the open market, through private transactions, or otherwise. As of December 31, 2025, 4.5 million shares remain authorized for repurchase under the Company's stock repurchase program. Shares repurchased by the Company during 2025, 2024, and 2023 are shown below. In accordance with the corporate laws of the state in which the Company is incorporated, all shares repurchased by the Company are legally retired upon acquisition by the Company.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share) (a)
Year ended December 31, 2025	566,575	$ 69,346	$ 122.40
Year ended December 31, 2024	894,108	83,290	93.15
Year ended December 31, 2023	336,943	28,028	83.18

(a)   The average price of shares repurchased for each period presented includes excise taxes.

(Dollars in thousands, except share amounts, unless otherwise noted)

14. Earnings per Common Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share. The Company applies the two-class method in computing both basic and diluted earnings per share, which requires the calculation of separate earnings per share amounts for common stock and unvested share-based awards. Unvested share-based awards that contain nonforfeitable rights to dividends are considered securities which participate in undistributed earnings with common stock.

	Year ended December 31,								
	2025			2024			2023		
	Common shareholders	Unvested restricted stock shareholders	Total	Common shareholders	Unvested restricted stock shareholders	Total	Common shareholders	Unvested restricted stock shareholders	Total
Numerator:									
Net income attributable to Nelnet, Inc.	$ 420,681	7,793	428,474	180,498	3,547	184,045	87,936	1,890	89,826
Denominator:									
Weighted-average common shares outstanding - basic and diluted	35,680,228	660,969	36,341,197	35,936,337	706,196	36,642,533	36,629,437	787,184	37,416,621
Earnings per share - basic and diluted	$ 11.79	11.79	11.79	5.02	5.02	5.02	2.40	2.40	2.40

Unvested restricted stock awards are the Company's only potential common shares and, accordingly, there were no awards that were antidilutive and not included in average shares outstanding for the diluted earnings per share calculation.

As of December 31, 2025, a cumulative amount of 173,774 shares have been deferred by non-employee directors under the Directors Stock Compensation Plan and will become issuable upon the termination of service by the respective non-employee director on the board of directors. These shares are included in the Company's weighted-average shares outstanding calculation.

15. Income Taxes

The Company is subject to income taxes in the United States and certain foreign countries. Significant judgment is required in evaluating the Company's tax positions and determining the provision for income taxes.

As of December 31, 2025, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $17.9 million, which is included in “other liabilities” on the consolidated balance sheet. Of this total, $14.1 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits follows:

	Year ended December 31,	
	2025	2024
Gross balance - beginning of year	$ 18,182	17,084
Additions based on tax positions of prior years	35	2,081
Additions based on tax positions related to the current year	3,406	2,397
Reductions for tax positions of prior years	(571)	(885)
Reductions due to lapse of applicable statutes of limitations	(3,196)	(2,495)
Gross balance - end of year	$ 17,856	18,182

All the reductions shown in the table above which are due to prior year tax positions and the lapse of statutes of limitations impacted the effective tax rate.

The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense and other expense, respectively. As of December 31, 2025 and 2024, $5.2 million and $5.6 million in accrued interest and penalties, respectively, were included in “other liabilities” on the consolidated balance sheets. The Company recognized interest benefits of $0.4 million, and interest expense of $0.9 million and $0.8 million, related to uncertain tax positions for the years ended

(Dollars in thousands, except share amounts, unless otherwise noted)

December 31, 2025, 2024, and 2023, respectively. The impact to the consolidated statements of income related to penalties for uncertain tax positions was not significant for the years 2025, 2024, and 2023. The impact of timing differences and tax attributes are considered when calculating interest and penalty accruals associated with the unrecognized tax benefits.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and the Company or one of its subsidiaries files income tax returns in various state, local, and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2020. The Company is no longer subject to U.S. state and local income tax examinations by tax authorities prior to 2018.

The provision for income taxes consists of the following components:

	Year ended December 31,		
	2025	2024	2023
Current:			
Federal	$ 115,162	66,295	65,952
State	17,288	7,849	5,732
Foreign	(157)	146	32
Total current provision	132,293	74,290	71,716
Deferred:			
Federal	(5,328)	(18,716)	(42,073)
State	1,388	(2,786)	(10,270)
Foreign	(367)	(119)	12
Total deferred provision	(4,307)	(21,621)	(52,331)
Provision for income tax expense	$ 127,986	52,669	19,385

The table below presents the updated income tax disclosure requirements for 2025. The reconciliation of the provision for income taxes, from the federal statutory rate to the actual effective tax rate, expressed in both amounts and percentages, for the year ended December 31, 2025 is shown below:

	Amount	Percentage
Federal income tax statutory rate	$ 116,857	21.0 %
State tax, net of federal benefit (a)	16,124	2.9
Changes in valuation allowances	461	0.1
Nontaxable or nondeductible items	314	0.0
Tax credits	(6,296)	(1.1)
Changes in unrecognized tax benefits	(176)	(0.0)
Foreign tax effects	(81)	(0.0)
Other	783	0.1
Total tax provision and effective tax rate	$ 127,986	23.0 %
The components of income (loss) before taxes were attributable to the following regions:		
Domestic	$ 558,019	
Foreign	(1,559)	
Total income before income taxes	$ 556,460	

(a) State taxes in California, Nebraska, and New York made up the majority (greater than 50%) of the tax effect in this category.

(Dollars in thousands, except share amounts, unless otherwise noted)

As previously presented for the years ended December 31, 2024 and 2023, the reconciliation of the provision for income taxes from the federal statutory rate to the actual effective tax rate is presented below by percentage only.

	Year ended December 31,	
	2024	**2023**
Tax expense at federal rate	21.0 %	21.0 %
Increase (decrease) resulting from:		
State tax, net of federal income tax benefit	2.1	(0.6)
Tax credits	(1.8)	(4.1)
Change in valuation allowance	0.1	0.4
Other	0.9	1.1
Effective tax rate	22.3 %	17.8 %

The following table presents income taxes paid (net of refunds received) for the year ended December 31, 2025:

U.S. federal	$ 44,000
U.S. state and local:	
California	5,052
New York	4,987
Other	14,697
Foreign	127
Total	$ 68,863

(Dollars in thousands, except share amounts, unless otherwise noted)

The tax effect of temporary differences that gives rise to deferred tax assets and liabilities include the following:

	As of December 31,	
	2025	2024
Deferred tax assets:		
Tax credit carryforwards	$ 59,894	30,252
Loan receivables	26,549	20,354
Deferred revenue	16,307	18,322
Accrued expenses	8,126	15,129
Stock compensation	6,531	6,541
Net operating losses	4,484	4,556
Intangible assets	3,829	4,778
Lease liability	3,060	2,685
Other	8	428
Total gross deferred tax assets	128,788	103,045
Less state tax valuation allowance	(1,164)	(703)
Net deferred tax assets	127,624	102,342
Deferred tax liabilities:		
Partnership basis	58,262	71,509
Debt and equity investments	10,759	12,015
Depreciation	7,801	6,229
Prepaid expenses	7,593	5,615
Basis in certain derivative contracts	4,839	11,614
Lease right of use asset	2,270	2,573
Loan origination services	1,614	2,026
Securitization	72	170
Total gross deferred tax liabilities	93,210	111,751
Net deferred tax asset (liability)	$ 34,414	(9,409)

The Company has performed an evaluation of the recoverability of deferred tax assets. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible or eligible for utilization of a tax credit carryforward. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carry back opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. With the exception of a portion of the Company's state net operating losses, it is management's opinion that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance. The amount of deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of December 31, 2025 and 2024, net deferred tax liabilities of $38.2 million and $30.4 million, respectively, and net deferred tax assets of $72.6 million and $21.0 million, respectively, were included in “other liabilities” and “other assets,” respectively, on the consolidated balance sheets.

As of December 31, 2025 and 2024, the Company had a current income tax receivable of $84.9 million and $61.8 million, respectively, that is included in “other assets" on the consolidated balance sheets.

16. Segment Reporting

The Company's reportable operating segments include:

- Loan Servicing and Systems
- Education Technology Services and Payments
- Asset Generation and Management, part of the NFS division
- Nelnet Bank, part of the NFS division

The Company earns fee-based revenue through its Loan Servicing and Systems and Education Technology Services and Payments operating segments; and earns net interest income on its loan portfolio in its Asset Generation and Management and Nelnet Bank operating segments.

The Company's operating segments are defined by the products and services they offer and the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. See note 1 for a description of each operating segment, including the primary products and services offered.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company, as well as the methodology used by management to evaluate performance and allocate resources. The Company's executive officers (the "chief operating decision maker") evaluate the performance of the Company's operating segments based on their financial results prepared in conformity with U.S. GAAP.

The Nelnet Financial Services division includes the reportable segments of AGM and Nelnet Bank and the following other non-reportable operating segments. The operating results of the below items are included as a reconciling item from the operating results of the Company's reportable segments to the consolidated financial statements.

- Nelnet Insurance Services, which primarily includes multiple reinsurance treaties on property and casualty policies
- WRCM, the Company's SEC-registered investment advisor subsidiary
- The Company's ownership and activities in real estate
- The Company's ownership and management of its bond portfolio (primarily student loan and other asset-backed securities)

The accounting policies of the Company's operating segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are charged by a segment that provides a product or service to another segment. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Income taxes are allocated based on 24% of income before taxes for each individual operating segment, except for Nelnet Bank, which reflects Nelnet Bank's actual tax expense/benefit as allocated and reflected in its Call Report filed with the Federal Deposit Insurance Corporation. The difference between the consolidated income tax expense and the sum of taxes calculated for each operating segment is included in income taxes in Corporate and Other Activities ("Corporate").

Other business activities and operating segments that are not reportable and not part of the NFS division are combined and included in Corporate, as described in note 1.

Segment Results

The following tables present the results of each of the Company's reportable operating segments reconciled to the consolidated financial statements:

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2025								
	Reportable Segments					Reconciling Items			
	Loan Servicing and Systems (LSS)	Education Technology Services and Payments (ETSP)	Asset Generation and Management	Nelnet Bank	Total Reportable Segments	NFS Other Operating Segments	Corporate and Other Activities	Eliminations/ Reclassifications	Total
Interest income:									
Loan interest	$ —	—	624,861	61,224	686,085	—	—	—	686,085
Investment interest	2,441	26,476	49,226	57,478	135,621	49,356	11,029	(30,632)	165,374
Total interest income	2,441	26,476	674,087	118,702	821,706	49,356	11,029	(30,632)	851,459
Interest expense	—	—	463,102	59,284	522,386	4,938	258	(30,632)	496,950
Net interest income	2,441	26,476	210,985	59,418	299,320	44,418	10,771	—	354,509
Less provision (negative provision) for loan losses	—	—	49,261	18,590	67,851	—	—	—	67,851
Less provision for beneficial interests	—	—	11,311	—	11,311	—	—	—	11,311
Net interest income after provision	2,441	26,476	150,413	40,828	220,158	44,418	10,771	—	275,347
Other income (expense):									
LSS revenue	509,089	—	—	—	509,089	—	—	—	509,089
ETSP revenue	—	507,150	—	—	507,150	—	—	—	507,150
Intersegment revenue	22,158	265	—	—	22,423	—	—	(22,423)	—
Reinsurance premiums earned	—	—	—	—	—	107,502	—	—	107,502
Solar construction revenue	—	—	—	—	—	—	14,371	—	14,371
Other, net	459	—	27,235	3,324	31,018	8,928	57,244	397	97,587
Gain on partial redemption of ALLO investment	—	—	—	—	—	—	175,044	—	175,044
Derivative settlements, net	—	—	2,094	606	2,700	—	—	—	2,700
Derivative market value adjustments, net	—	—	(6,196)	(3,809)	(10,005)	—	907	—	(9,098)
Total other income (expense), net	531,706	507,415	23,133	121	1,062,375	116,430	247,566	(22,026)	1,404,345
Cost of services and expenses:									
Total cost of services	7,555	176,907	—	—	184,462	—	41,810	—	226,272
Salaries and benefits	271,806	169,424	6,363	11,446	459,039	2,573	97,346	(172)	558,786
Depreciation and amortization	8,969	10,884	—	1,400	21,253	—	12,318	—	33,571
Reinsurance losses and underwriting expenses	—	—	—	—	—	93,551	—	—	93,551
Postage expense	35,344				35,344			(35,344)	—
Servicing fees			29,266	3,191	32,457			(32,457)	—
Impairment expense	—	1,145	—	—	1,145	4,001	24,466	—	29,612
Other expenses (a)	46,273	37,962	6,483	7,487	98,205	5,104	61,975	46,284	211,568
Intersegment expenses, net	67,811	24,612	4,954	2,812	100,189	1,149	(100,603)	(735)	—
Total operating expenses	430,203	244,027	47,066	26,336	747,632	106,378	95,502	(22,424)	927,088
Income (loss) before income taxes	96,389	112,957	126,480	14,613	350,439	54,470	121,025	398	526,332
Income tax (expense) benefit	(23,134)	(27,120)	(30,335)	(3,562)	(84,151)	(12,950)	(30,885)	—	(127,986)
Net income (loss)	73,255	85,837	96,145	11,051	266,288	41,520	90,140	398	398,346
Net (income) loss attributable to noncontrolling interests	—	45	(85)	—	(40)	(511)	31,077	(398)	30,128
Net income (loss) attributable to Nelnet, Inc.	$ 73,255	85,882	96,060	11,051	266,248	41,009	121,217	—	428,474
Total assets as of December 31, 2025	$ 153,851	541,309	9,860,026	2,069,700	12,624,886	1,144,970	809,762	(515,835)	14,063,783

(a) Other expenses for each reportable segment includes:

LSS - communications, professional fees, software, and computer services and subscriptions.

ETSP - advertising, professional fees, analysis fees, computer services and subscriptions, and travel.

AGM - trustee and professional fees.

Nelnet Bank - marketing, professional fees, collection costs, software, computer services and subscriptions, FDIC insurance, and management fee expense.

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2024								
	Reportable Segments					Reconciling Items			
	Loan Servicing and Systems (LSS)	Education Technology Services and Payments (ETSP)	Asset Generation and Management	Nelnet Bank	Total Reportable Segments	NFS Other Operating Segments	Corporate and Other Activities	Eliminations/ Reclassifications	Total
Interest income:									
Loan interest	$ —	—	749,117	38,381	787,498	—	—	—	787,498
Investment interest	4,877	29,891	68,302	45,992	149,062	54,357	11,773	(29,291)	185,901
Total interest income	4,877	29,891	817,419	84,373	936,560	54,357	11,773	(29,291)	973,399
Interest expense	—	—	654,346	44,859	699,205	8,837	1,787	(29,291)	680,537
Net interest income	4,877	29,891	163,073	39,514	237,355	45,520	9,986	—	292,862
Less provision (negative provision) for loan losses	—	—	27,691	26,916	54,607	—	—	—	54,607
Less provision for beneficial interests	—	—	39,491	—	39,491	—	—	—	39,491
Net interest income after provision	4,877	29,891	95,891	12,598	143,257	45,520	9,986	—	198,764
Other income (expense):									
LSS revenue	482,408	—	—	—	482,408	—	—	—	482,408
ETSP revenue	—	486,962	—	—	486,962	—	—	—	486,962
Intersegment revenue	24,493	220	—	—	24,713	—	—	(24,713)	—
Reinsurance premiums earned	—	—	—	—	—	62,923	—	—	62,923
Solar construction revenue	—	—	—	—	—	—	56,569	—	56,569
Other, net	2,769	—	14,236	2,951	19,956	8,313	31,613	77	59,959
Gain on partial redemption of ALLO investment	—	—	—	—	—	—	—	—	—
Derivative settlements, net	—	—	5,217	917	6,134	—	—	—	6,134
Derivative market value adjustments, net	—	—	5,422	4,702	10,124	—	—	—	10,124
Total other income (expense), net	509,670	487,182	24,875	8,570	1,030,297	71,236	88,182	(24,636)	1,165,079
Cost of services and expenses:									
Total cost of services	1,889	172,763	—	—	174,652	—	77,673	—	252,325
Salaries and benefits	300,366	164,716	4,784	11,122	480,988	1,587	96,148	(1,792)	576,931
Depreciation and amortization	19,475	10,531	—	1,282	31,288	—	26,828	—	58,116
Reinsurance losses and underwriting expenses	—	—	—	—	—	55,246	—	—	55,246
Postage expense	36,820				36,820			(36,820)	—
Servicing fees			31,591	1,373	32,964			(32,964)	—
Impairment expense	736	—	—	—	736	—	2,402	—	3,138
Other expenses (a)	43,282	32,281	4,152	6,972	86,687	3,352	53,581	45,883	189,503
Intersegment expenses, net	71,482	18,886	5,037	2,361	97,766	853	(99,599)	980	—
Total operating expenses	472,161	226,414	45,564	23,110	767,249	61,038	79,360	(24,713)	882,934
Income (loss) before income taxes	40,497	117,896	75,202	(1,942)	231,653	55,718	(58,865)	77	228,584
Income tax (expense) benefit	(9,719)	(28,333)	(18,048)	579	(55,521)	(13,261)	16,114	—	(52,669)
Net income (loss)	30,778	89,563	57,154	(1,363)	176,132	42,457	(42,751)	77	175,915
Net (income) loss attributable to noncontrolling interests	—	158	—	—	158	(463)	8,512	(77)	8,130
Net income (loss) attributable to Nelnet, Inc.	$ 30,778	89,721	57,154	(1,363)	176,290	41,994	(34,239)	—	184,045
Total assets as of December 31, 2024	$ 193,390	600,790	10,037,688	1,449,034	12,280,902	903,837	842,692	(249,678)	13,777,753

(a) Other expenses for each reportable segment includes:

LSS - occupancy, communications, professional fees, collection costs, analysis fees, software, computer services and subscriptions, and travel.

ETSP - advertising, professional fees, analysis fees, computer services and subscriptions, travel, and provision for losses.

AGM - trustee and professional fees.

Nelnet Bank - marketing, consulting and professional fees, software, and FDIC insurance.

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2023								
	Reportable Segments					Reconciling Items			
	Loan Servicing and Systems (LSS)	Education Technology Services and Payments (ETSP)	Asset Generation and Management	Nelnet Bank	Total Reportable Segments	NFS Other Operating Segments	Corporate and Other Activities	Eliminations/ Reclassifications	Total
Interest income:									
Loan interest	$ —	—	910,139	21,806	931,945	—	—	—	931,945
Investment interest	4,845	26,962	67,019	36,053	134,879	74,857	12,141	(44,021)	177,855
Total interest income	4,845	26,962	977,158	57,859	1,066,824	74,857	12,141	(44,021)	1,109,800
Interest expense	—	—	823,084	34,704	857,788	29,747	1,578	(44,021)	845,091
Net interest income	4,845	26,962	154,074	23,155	209,036	45,110	10,563	—	264,709
Less provision (negative provision) for loan losses	—	—	(360)	8,475	8,115	—	—	—	8,115
Less provision for beneficial interests	—	—	—	—	—	—	—	—	—
Net interest income after provision	4,845	26,962	154,434	14,680	200,921	45,110	10,563	—	256,594
Other income (expense):									
LSS revenue	517,954	—	—	—	517,954	—	—	—	517,954
ETSP revenue	—	463,311	—	—	463,311	—	—	—	463,311
Intersegment revenue	28,911	253	—	—	29,164	—	—	(29,164)	—
Reinsurance premiums earned	—	—	—	—	—	20,067	—	—	20,067
Solar construction revenue	—	—	—	—	—	—	31,669	—	31,669
Other, net	2,587	—	(6,393)	1,095	(2,711)	6,581	(95,859)	—	(91,989)
Gain on partial redemption of ALLO investment	—	—	—	—	—	—	—	—	—
Derivative settlements, net	—	—	24,588	484	25,072	—	—	—	25,072
Derivative market value adjustments, net	—	—	(40,250)	(1,523)	(41,773)	—	—	—	(41,773)
Total other income (expense), net	549,452	463,564	(22,055)	56	991,017	26,648	(64,190)	(29,164)	924,311
Cost of services and expenses:									
Total cost of services	—	171,183	—	—	171,183	—	48,576	—	219,759
Salaries and benefits	317,885	155,296	4,191	9,074	486,446	1,130	105,531	(1,571)	591,537
Depreciation and amortization	19,257	11,319	—	574	31,150	—	47,969	—	79,118
Reinsurance losses and underwriting expenses	—	—	—	—	—	16,781	—	—	16,781
Postage expense	21,194				21,194			(21,194)	—
Servicing fees			37,389	509	37,898			(37,898)	—
Impairment expense	296	4,310	—	—	4,606	—	27,319	—	31,925
Other expenses (a)	39,323	34,133	4,988	4,994	83,438	2,391	56,307	30,935	173,070
Intersegment expenses, net	78,628	23,184	5,175	(47)	106,940	584	(108,088)	564	—
Total operating expenses	476,583	228,242	51,743	15,104	771,672	20,886	129,038	(29,164)	892,431
Income (loss) before income taxes	77,714	91,101	80,636	(368)	249,083	50,872	(231,241)	—	68,715
Income tax (expense) benefit	(18,651)	(21,891)	(19,353)	153	(59,742)	(12,073)	52,429	—	(19,385)
Net income (loss)	59,063	69,210	61,283	(215)	189,341	38,799	(178,812)	—	49,330
Net (income) loss attributable to noncontrolling interests	—	109	—	—	109	(568)	40,955	—	40,496
Net income (loss) attributable to Nelnet, Inc.	$ 59,063	69,319	61,283	(215)	189,450	38,231	(137,857)	—	89,826
Total assets as of December 31, 2023	$ 294,376	490,296	13,488,420	991,252	15,264,344	1,115,292	873,843	(541,095)	16,712,384

(a) Other expenses for each reportable segment includes:

LSS - occupancy, communications, professional fees, collection costs, analysis fees, software, computer services and subscriptions, and travel.

ETSP - advertising, professional fees, analysis fees, software, computer services and subscriptions, travel, and provision for losses.

AGM - trustee and professional fees.

Nelnet Bank - marketing, consulting and professional fees, software, and FDIC insurance.

(Dollars in thousands, except share amounts, unless otherwise noted)

17. Disaggregated Revenue and Deferred Revenue

The following provides additional revenue recognition information for the Company's fee-based operating segments:

Loan Servicing and Systems Revenue

Loan servicing and systems revenue consists of the following items:

- *Loan servicing revenue* - Loan servicing revenue consideration is determined from individual contracts with customers and is calculated monthly based on the dollar value of loans, number of loans, number of borrowers serviced for each customer, or number of transactions. Loan servicing requires a significant level of integration and the individual components are not considered distinct. The Company performs various services, including, but not limited to, (i) application processing, (ii) monthly servicing, (iii) conversion processing, and (iv) fulfillment services, during each distinct service period. Even though the mix and quantity of activities that the Company performs each period may differ, the nature of the activities are substantially the same. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits. The Company may incur contract fulfillment or acquisition costs and records such costs within "loan servicing contract fulfillment and acquisition costs" in the consolidated statements of income.

- *Software services revenue* - Software services revenue consideration is determined from individual contracts with customers and includes license and maintenance fees associated with loan software products, generally in a remote hosted environment, and computer and software consulting. Usage-based revenue, based on each loan or unique borrower, from remote hosted licenses is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits. Revenue from any non-refundable up-front fee is recognized ratably over the contract period, as the fee relates to set-up activities that provide no incremental benefit to the customers. Computer and software consulting is also capable of being distinct and accounted for as a separate performance obligation. Revenue allocated to computer and software consulting is recognized as services are provided.

- *Outsourced services revenue* - Outsourced services revenue consideration is determined from individual contracts with customers and is calculated monthly based on the volume of services. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.

The following table presents disaggregated revenue by service offering:

	Year ended December 31,		
	2025	2024	2023
Government loan servicing (a)	$ 363,970	380,921	412,478
Private education and consumer loan servicing	94,472	63,453	48,984
FFELP loan servicing	8,878	12,212	13,704
Software services	38,416	21,032	29,208
Outsourced services	3,353	4,790	13,580
Loan servicing and systems revenue	$ 509,089	482,408	517,954

(a) Upon reaching a final agreement with the Department, the Company recognized $32.9 million of non-recurring revenue in 2025 on a contract modification for services previously performed. In 2024, the Company recognized $10.9 million of non-recurring revenue to reflect a settlement related to certain provisions included in the legacy contract concerning inflation adjustments.

Loan servicing contract fulfillment and acquisition costs is primarily the amortization of previously capitalized contract fulfillment costs. The costs were pre-contract costs incurred to enhance the resources of the Company to satisfy future performance obligations and are expected to be recovered. The contract fulfillment costs were $23.8 million and $21.1 million as of December 31, 2025 and 2024, respectively, which are included in "other assets" on the consolidated balance sheets.

(Dollars in thousands, except share amounts, unless otherwise noted)

Education Technology Services and Payments Revenue

Education technology services and payments revenue consists of the following items:

- *Tuition payment plan services* - Tuition payment plan services consideration is determined from individual plan agreements, which are governed by plan service agreements, and includes access to a remote hosted environment and management of payment processing. The management of payment processing is considered a distinct performance obligation when sold with the remote hosted environment. Revenue for each performance obligation is allocated to the distinct service period, the academic school term, and recognized ratably over the service period as customers simultaneously receive and consume benefits.

- *Payment processing* - Payment processing consideration is determined from individual contracts with customers and includes electronic transfer and credit card processing, reporting, virtual terminal solutions, and specialized integrations to business software for education and non-education markets. Volume-based revenue from payment processing is allocated and recognized to the distinct service period, based on when each transaction is completed, and recognized as control transfers as customers simultaneously receive and consume benefits. The electronic transfer and credit card processing consideration is recognized as revenue on a gross basis as the Company is the principal in the delivery of the payment processing. The Company has concluded it is the principal as it controls the services before delivery to the educational institution or business, it is primarily responsible for the delivery of the services, and it has discretion in setting prices charged to its customers. In addition, the Company has the unilateral ability to accept or reject a transaction based on criteria established by the Company. The Company is liable for the costs of processing the transactions and records such costs within "cost to provide education technology services and payments" in the consolidated statements of income.

- *Education technology services* - Education technology services consideration is determined from individual contracts with customers and is based on the services selected by the customer. Services in K-12 private and faith-based markets primarily includes (i) assistance with financial needs assessment, (ii) school information system software that automates administrative processes such as admissions, enrollment, scheduling, cafeteria management, attendance, and grade book management, and (iii) professional development and educational instruction services. Revenue for these services is recognized for the consideration the Company has a right to invoice, the amount of which corresponds directly with the value provided to the customer based on the performance completed. Services provided to the higher education market include payment technology and processing that allow for electronic billing and payment of campus charges. These services are considered distinct performance obligations. Revenue for each performance obligation is allocated to the distinct service period, typically a month or based on when each transaction is completed, and recognized as control transfers as customers simultaneously receive and consume benefits. The Company incurs direct costs to provide professional development and educational instructional services and records such costs within "cost to provide education technology services and payments" in the consolidated statements of income.

The following table presents disaggregated revenue by service offering:

	Year ended December 31,		
	2025	2024	2023
Tuition payment plan services	$ 141,246	135,851	125,326
Payment processing	193,317	179,043	163,859
Education technology services	171,481	169,065	170,754
Other	1,106	3,003	3,372
Education technology services and payments revenue	$ 507,150	486,962	463,311

Cost to provide education technology services and payments is primarily associated with providing professional development and educational instruction and payment processing services. Items included in the cost to provide professional development and educational instruction services include salaries and benefits and third-party professional services directly related to providing these services to teachers, school leaders, and students. For payment processing services, interchange and payment network fees are charged by the card associations or payment networks. Depending upon the transaction type, the fees are a percentage of the transaction’s dollar value, a fixed amount, or a combination of the two methods.

(Dollars in thousands, except share amounts, unless otherwise noted)

Solar Construction Revenue

Solar construction revenue is derived principally from individual contracts with customers for engineering, procurement, and construction (EPC) of solar facilities for commercial customers. Solar construction is a single performance obligation which requires a significant level of integration. The individual materials and installation (the inputs) are not considered distinct and are integrated into the solar facilities (the combined output). Revenue for this service is recognized based on the project progress to date. Progress towards completion of the contract is measured by the percentage of total costs incurred to date compared with the estimated total costs to complete the contract. The Company recognizes changes in estimated total costs on a cumulative catch-up basis in the period in which the changes are identified. Such changes in estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior periods. Changes in estimates may also result in the reversal of previously recognized revenue if the current estimate adversely differs from the previous estimate. The Company will recognize a contract asset or liability depending on the progression of the project to date compared with the amount billed to date.

The following table presents disaggregated revenue by customer type:

	Year ended December 31,		
	2025	**2024**	**2023**
Commercial revenue (a)	$ 14,341	53,269	20,969
Residential revenue (b)	30	3,300	10,700
Solar construction revenue	$ 14,371	56,569	31,669

(a) The Company sold its ownership interests in Nelnet Renewable Energy during the fourth quarter of 2025. The Company has a handful of remaining construction contracts which it retained to complete.

(b) In April 2024, the Company announced a change in its solar EPC operations to focus exclusively on the commercial solar market and discontinued its residential solar operations.

Cost to provide solar construction services include direct costs associated with completing a solar facility, including labor, third-party contractor fees, permitting, engineering fees, and construction material. If the Company estimates that a project will have costs in excess of revenue, the Company will recognize the total loss in the period it is identified.

Other Income (Expense)

The following table presents the components of "other, net" in “other income (expense)” on the consolidated statements of income:

	Year ended December 31,		
	2025	**2024**	**2023**
Investment activity, net	$ 61,072	12,438	(8,586)
ALLO preferred return	14,548	17,486	9,120
Solar consulting fee income	13,127	6,134	—
Borrower late fee income	11,664	8,828	8,997
Administration/sponsor fee income	6,400	5,823	6,793
Investment advisory services (WRCM)	6,366	5,934	6,760
Loss from ALLO voting membership interest	—	(10,693)	(65,277)
Loss from solar investments, net	(29,029)	(6,477)	(59,645)
(Loss) gain on debt repurchases	(4,849)	54	815
Loss on sale of loans, net	(1,720)	(1,643)	(17,662)
Other	20,008	22,075	26,696
Other, net	$ 97,587	59,959	(91,989)

- *Solar consulting fee income* - Solar consulting fee income is earned by the renewable energy solar developments operating segment for due diligence services provided to developers of solar projects to support project qualification. Revenue is allocated to the distinct service period, based on when the transaction is completed.

(Dollars in thousands, except share amounts, unless otherwise noted)

- *Borrower late fee income* - Late fee income is earned primarily by the education lending subsidiaries in the AGM operating segment. Revenue is allocated to the distinct service period, based on when each transaction is completed.
- *Administration/sponsor fee income* - Administration and sponsor fee income is earned by the AGM operating segment as administrator and sponsor for certain securitizations. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.
- *Investment advisory services* - Investment advisory services are provided by WRCM, the Company's SEC-registered investment advisor subsidiary, under various arrangements. The Company earns monthly fees based on the monthly outstanding balance of investments and certain performance measures, which are recognized monthly as the uncertainty of the transaction price is resolved.

Deferred Revenue

Activity in the deferred revenue balance, which is included in "other liabilities" on the consolidated balance sheets, is shown below:

	Loan Servicing and Systems	Education Technology Services and Payments	Corporate and Other Activities	Total
Balance as of December 31, 2022	$ 2,310	49,314	5,030	56,654
Deferral of revenue	3,954	149,815	53,019	206,788
Recognition of revenue	(2,808)	(147,405)	(40,676)	(190,889)
Balance as of December 31, 2023	3,456	51,724	17,373	72,553
Deferral of revenue	34,827	155,688	41,548	232,063
Recognition of revenue	(6,719)	(156,251)	(53,361)	(216,331)
Balance as of December 31, 2024	31,564	51,161	5,560	88,285
Deferral of revenue	7,356	165,162	27,384	199,902
Recognition of revenue	(12,453)	(161,265)	(21,953)	(195,671)
Balance as of December 31, 2025	$ 26,467	55,058	10,991	92,516

18. Reinsurance

Reinsurance premiums written and earned and loss reserves, commissions, and broker fees is summarized below.

	Year ended December 31,		
	2025	2024	2023
Premiums written:			
Assumed	$ 197,653	164,858	85,261
Ceded	(73,551)	(82,055)	(43,685)
Net premiums written	$ 124,102	82,803	41,576
Premiums earned:			
Assumed	$ 183,814	125,876	41,603
Ceded	(76,312)	(62,953)	(21,536)
Net premiums earned	$ 107,502	62,923	20,067
Loss reserve, commissions, and broker fees:			
Assumed	$ 161,602	109,860	34,756
Ceded	(68,051)	(54,614)	(17,975)
Reinsurance losses and underwriting expenses	$ 93,551	55,246	16,781

The Company’s loss reserve balance, net of amounts ceded to reinsurers, was $72.3 million and $33.1 million as of December 31, 2025 and 2024, respectively, which is included in "other liabilities" on the consolidated balance sheets.

(Dollars in thousands, except share amounts, unless otherwise noted)

19. Major Customer

Government Loan Servicing

The Company earns loan servicing revenue from a servicing contract with the Department. Revenue earned by the Company related to this contract was $364.0 million, $380.9 million, and $412.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company's legacy student loan servicing contract with the Department was scheduled to expire on December 14, 2023. In April 2023, Nelnet Servicing received a contract award from the Department, pursuant to which it was selected to provide continued servicing capabilities for the Department's student aid recipients under a new Unified Servicing and Data Solution (USDS) contract which replaced its legacy Department student loan servicing contract.

The USDS contract became effective in April 2023 and has a five-year base period, with 2 two-year and 1 one-year possible extensions. The Department's total loan servicing volume of existing borrowers was allocated by the Department to the Company and four other third-party servicers that were awarded a USDS contract. Servicing under the USDS contract went live on April 1, 2024 and the Company recognized revenue in accordance with this new contract beginning in the second quarter of 2024. The Company earned revenue for servicing borrowers under the legacy servicing contract with the Department through March 31, 2024. The Company earns less revenue from the Department on a per-borrower blended basis under the new USDS servicing contract as compared with the legacy servicing contract.

20. Leases

The following table presents supplemental balance sheet information related to leases:

	As of December 31,	
	2025	2024
Operating lease ROU assets, which is included in "other assets" on the consolidated balance sheets	$ 9,677	11,016
Operating lease liabilities, which is included in "other liabilities" on the consolidated balance sheets	$ 13,038	11,522

The following table presents components of lease expense:

	Year ended December 31,		
	2025	2024	2023
Rental expense, which is included in "other expenses" on the consolidated statements of income (a)	$ 5,396	5,423	7,495

(a) Includes short-term and variable lease costs, which are immaterial.

Weighted-average remaining lease term and discount rate are shown below:

	As of December 31,	
	2025	2024
Weighted-average remaining lease term (years)	4.55	5.07
Weighted-average discount rate	5.09 %	4.90 %

Maturity of lease liabilities are shown below:

2026	$ 4,744
2027	3,687
2028	1,556
2029	1,513
2030	1,091
2031 and thereafter	2,185
Total lease payments	14,776
Imputed interest	(1,738)
Total	$ 13,038

(Dollars in thousands, except share amounts, unless otherwise noted)

21. Defined Contribution Benefit Plan

The Company has a 401(k) savings plan that covers substantially all of its employees. Employees may contribute up to 100% of their pre-tax salary, subject to IRS limitations. The Company matches up to 100% on the first 3% of contributions and 50% on the next 2%. The Company made contributions to the plan of $12.5 million, $13.4 million, and $14.2 million during the years ended December 31, 2025, 2024, and 2023, respectively.

22. Stock Based Compensation Plans

Restricted Stock Plan

The following table summarizes restricted stock activity:

	Year ended December 31,					
	2025		2024		2023	
	Number of RSUs	Weighted-Average Grant-Date Fair Value	Number of RSUs	Weighted-Average Grant-Date Fair Value	Number of RSUs	Weighted-Average Grant-Date Fair Value
Non-vested shares at beginning of year	690,065	$ 82.77	786,762	$ 77.52	752,622	$ 70.84
Granted	179,325	120.10	146,045	98.69	239,041	91.50
Vested	(165,464)	78.66	(168,187)	72.99	(156,569)	66.81
Canceled	(64,318)	91.06	(74,555)	80.55	(48,332)	77.40
Non-vested shares at end of year	639,608	93.47	690,065	82.77	786,762	77.52

As of December 31, 2025, there was $30.9 million of unrecognized compensation cost included in equity on the consolidated balance sheet related to restricted stock, which is expected to be recognized as compensation expense in future periods as shown in the table below.

2026	$ 11,261
2027	7,135
2028	4,621
2029	3,056
2030	1,991
2031 and thereafter	2,869
	$ 30,933

For the years ended December 31, 2025, 2024, and 2023, the Company recognized compensation expense of $12.9 million, $11.7 million, and $16.2 million, respectively, related to shares issued under the restricted stock plan, which is included in "salaries and benefits" on the consolidated statements of income.

Employee Share Purchase Plan

The Company has an employee share purchase plan pursuant to which employees are entitled to purchase Class A common stock from payroll deductions at a 15% discount from market value up to a maximum purchase price of $25,000. During the years ended December 31, 2025, 2024, and 2023, the Company recognized compensation expense of $0.1 million, $0.2 million, and $0.1 million, respectively, in connection with issuing 22,287 shares, 26,884 shares, and 26,585 shares, respectively, under this plan, which is included in "salaries and benefits" on the consolidated statements of income.

Directors Compensation Plan

The Company has a compensation plan for directors pursuant to which directors can elect to receive their annual retainer fees in the form of cash or Class A common stock. If a director elects to receive Class A common stock, the number of shares of Class A common stock that are awarded is equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the board of directors. The following table presents the number of shares awarded under this plan for the years ended December 31, 2025, 2024, and 2023:

	Shares issued - not deferred	Shares issued- deferred	Total
Year ended December 31, 2025	6,018	8,800	14,818
Year ended December 31, 2024	6,919	10,023	16,942
Year ended December 31, 2023	6,782	10,022	16,804

As of December 31, 2025, a cumulative amount of 173,774 shares have been deferred by directors and will be issued upon the termination of their service on the board of directors. These shares are included in the Company's weighted-average shares outstanding calculation.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $1.6 million, $1.6 million, and $1.7 million, respectively, of expense related to this plan (which includes fees paid in both cash and stock), which is included in "other expenses" on the consolidated statements of income.

23. Related Parties (dollar amounts in this note are not in thousands)

Transactions with Union Bank and Trust Company

Union Bank is controlled by Farmers & Merchants Investment Inc. (F&M), which owns a majority of Union Bank's common stock and a minority share of Union Bank's non-voting, non-convertible preferred stock. Michael S. Dunlap, Executive Chairman and a member of the board of directors and a significant shareholder of the Company, along with his spouse and children, owns or controls a significant portion of the stock of F&M, and Mr. Dunlap's sister, Angela L. Muhleisen, along with her children, also owns or controls a significant portion of F&M stock. Mr. Dunlap serves as a Director and Co-Chairperson of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director and Co-Chairperson of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to have beneficial ownership of a significant number of shares of the Company because it serves in a capacity of trustee or account manager for various trusts and accounts holding shares of the Company, and may share voting and/or investment power with respect to such shares. Mr. Dunlap and Ms. Muhleisen beneficially own a significant percent of the voting rights of the Company's outstanding common stock.

The Company has entered into certain contractual arrangements with Union Bank. These transactions are summarized below.

Loan Purchases

The Company purchased $686.0 million (par value), $104.2 million (par value), and $467.6 million (par value) of federally insured loans in 2025, 2024, and 2023, respectively, from Union Bank. The premiums paid by the Company for loan purchases in 2025, 2024, and 2023 were insignificant.

Loan Servicing

The Company serviced $124.9 million, $143.6 million, and $173.8 million of FFELP and private education loans for Union Bank as of December 31, 2025, 2024, and 2023, respectively. Servicing revenue earned by the Company from servicing loans for Union Bank was $0.2 million, $0.2 million, and $0.3 million in 2025, 2024, and 2023, respectively.

Funding - Participation Agreements

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2025 and 2024, $872.9 million and $687.1 million, respectively, of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short-term basis. The Company can sell participation interests in loans to Union Bank to the extent of availability under the grantor trusts, up to $900 million or an amount in excess of $900 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets. Loans sold under this participation agreement during 2025, 2024, and 2023 totaled $949.1 million, $578.6 million, and $57.5 million, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (investments). As of December 31, 2025 and 2024, $0.1 million of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The FFELP loan asset-backed securities under this agreement have been accounted for by the Company as a secured borrowing.

Funding - Real Estate

401 Building, LLC ("401 Building") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 401 Building. On May 1, 2018, Union Bank, as lender, received a $1.5 million promissory note from 401 Building. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

330-333, LLC ("330-333") is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 330-333. On October 22, 2019, Union Bank, as lender, received a $162,000 promissory note from 330-333. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

TDP Phase III (TDP) is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 25% of TDP. On December 30, 2022, Union Bank, as lender, received a $20.0 million promissory note from TDP. The promissory note carries an interest rate of 5.85% and has a maturity date of January 1, 2028. As of December 31, 2025, the outstanding balance of the note was $18.3 million.

Operating Cash Accounts

The majority of the Company's cash operating accounts are maintained at Union Bank. The Company also invests amounts in the Short Term Federal Investment Trust (STFIT) of the Student Loan Trust Division of Union Bank, which are included in "cash and cash equivalents - held at a related party" and "restricted cash - due to customers" on the consolidated balance sheets. As of December 31, 2025 and 2024, the Company had $465.6 million and $511.1 million, respectively, invested in the STFIT or deposited at Union Bank in operating accounts, of which $297.8 million and $365.4 million as of December 31, 2025 and 2024, respectively, represented cash collected for customers. Interest income earned by the Company on the amounts invested in the STFIT and in cash operating accounts in 2025, 2024, and 2023, was $5.3 million, $5.2 million, and $4.7 million, respectively.

Educational 529 College Savings Plan

The Company provides certain Educational 529 College Savings Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. For the years ended December 31, 2025, 2024, and 2023, the Company has received fees of $3.1 million, $2.7 million, and $2.5 million, respectively, from Union Bank related to the administration services provided to the College Savings Plans.

Additionally, Union Bank, as the program manager for the College Savings Plans, has agreed to allocate plan bank deposits to Nelnet Bank. As of December 31, 2025 and 2024, Nelnet Bank had $382.4 million and $269.1 million, respectively, in deposits from the funds offered under the College Savings Plans.

STFIT Deposits at Nelnet Bank

The Union Bank Trust Department (STFIT) held a deposit balance at Nelnet Bank for $37.4 million and $0.1 million as of December 31, 2025 and 2024, respectively.

Lease Arrangements

Prior to the lease agreement expiration in 2023, Union Bank leased approximately 4,100 square feet in the Company's corporate headquarters building. Union Bank paid the Company approximately $55,000 for commercial rent and storage income during 2023.

NELNET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except share amounts, unless otherwise noted)

During 2023, the Company entered into a lease agreement with Union Bank for office space in Omaha, Nebraska. The Company paid Union Bank $1.1 million in rent pursuant to this agreement prior to terminating the lease in 2023, at which time the Company paid a $2.4 million termination fee to Union Bank.

Other Fees Paid to Union Bank

During the years ended December 31, 2025, 2024, and 2023, the Company paid Union Bank approximately $200,000, $373,000, and $592,000, respectively, in investment custodial and correspondent services for Nelnet Bank, cash and flexible spending accounts management, and trustee and health savings account maintenance fees.

Other Fees Received from Union Bank

During the years ended December 31, 2025, 2024, and 2023, Union Bank paid the Company approximately $382,000, $348,000, and $351,000, respectively, under certain employee sharing arrangements.

401(k) Plan Administration

Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan are paid by the plan participants and were approximately $717,000, $776,000, and $852,000 during the years ended December 31, 2025, 2024, and 2023, respectively.

Investment Services

Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. WRCM has a management agreement with Union Bank under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 10 basis points to 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2025, the outstanding balance of investments in the trusts was $2.3 billion. In addition, Union Bank will pay additional fees to WRCM which equal a share of the gains from the sale of securities from the trusts or securities being called prior to the full contractual maturity. For the years ended December 31, 2025, 2024, and 2023, the Company earned $4.4 million, $3.8 million, and $5.5 million, respectively, of fees under this agreement.

WRCM also has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the assets (principally Nelnet stock) within several trusts established by Mr. Dunlap and his spouse, and Ms. Muhleisen. Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. As of December 31, 2025, WRCM was the investment advisor with respect to a total of 401,695 shares and 4.1 million shares of the Company's Class A and Class B common stock, respectively, held directly by these trusts. For the years ended December 31, 2025, 2024, and 2023, the Company earned approximately $286,000, $257,000, and $249,000, respectively, of fees under these agreements.

WRCM has established private investment funds for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in loan asset-backed securities, and to engage in financial transactions related thereto. Mr. Dunlap, Jeffrey R. Noordhoek (an executive officer of the Company), Ms. Muhleisen, and WRCM have invested in certain of these funds. Based upon the current level of holdings by non-affiliated limited partners, the management agreements provide non-affiliated limited partners the ability to remove WRCM as manager without cause. WRCM earns 50 basis points annually on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to Union Bank as custodian. As of December 31, 2025, the outstanding balance of investments in these funds was $83.6 million. The Company paid Union Bank $0.2 million in 2025, and $0.3 million in 2024 and 2023 as custodian of the funds.

Hudl

David Graff, who has served on the Company's Board of Directors since 2014, is CEO, co-founder, and a director of Hudl. As of December 31, 2025, the Company and Mr. Dunlap, along with his children, held a combined direct and indirect equity ownership interests in Hudl of approximately 22% and 4%, respectively. In January 2025, December 2024, and February 2023, the Company purchased stock from existing Hudl shareholders for total consideration of $3.8 million, $3.3 million, and $31.5 million, respectively. See note 7 for additional information on the 2025 transaction and the Company's accounting for its investment in Hudl.

F - 68

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company makes contributions to further diversify the Company both within and outside of its historical core education-related businesses, including contributions in real estate partnerships. Recent real estate contributions have been focused on the development of commercial properties in the Midwest, and particularly in Lincoln, Nebraska, where the Company's headquarters are located. The Company owns 25% of TDP, which is the entity that developed and owns a building in Lincoln's Haymarket District that is the headquarters of Hudl, where Hudl is the primary tenant and Nelnet was a tenant through July 2025. During 2025, 2024, and 2023, the Company paid Hudl approximately $298,000, $594,000, and $558,000, respectively, to provide lunches for Nelnet's associates in Hudl's employee cafeteria and for use of certain common areas in the building.

Solar Tax Equity Partnerships

The Company has co-invested in Company-managed limited liability companies with related parties that have made contributions in solar tax equity partnerships (as summarized below). As part of these transactions, the Company receives management and performance fees under a management agreement.

Entity/Relationship	Contribution amount			Revenue recognized by the Company from management and performance fees (a)		
	2025	2024	2023	2025	2024	2023
Union Bank	$ —	4,200,568	18,456,829	703,323	435,255	152,757
F&M	—	—	—	166,695	148,167	123,077
North Central Bancorp, Inc. (directly and indirectly owned by F&M, Mr. Dunlap, and Ms. Muhleisen)	—	787,606	2,212,394	106,850	94,019	42,769
South Central State Bank (directly and indirectly owned by F&M and Mr. Dunlap)	—	262,535	737,465	8,645	8,000	4,000
Infovisa, Inc. (directly and indirectly owned by F&M, Mr. Dunlap, and Ms. Muhleisen)	—	262,535	737,465	35,821	23,314	12,234
Farm and Home Insurance Agency, Inc. (indirectly owned by Mr. Dunlap and Ms. Muhleisen)	516,213	1,261,305	737,465	34,298	15,682	7,846

(a) In addition to the co-investments identified above, the related parties in the above table have also contributed directly in tax equity solar partnerships in which are managed by the Company, and the Company receives management and performance fees on such activity. The fees recognized by the Company for these projects are included in the above table.

Stock Repurchase

On August 25, 2025, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, a total of 41,929 shares of the Company's Class A common stock from a certain significant shareholder. The shares were repurchased at a discount to the closing market price of the Company's Class A common stock as of August 21, 2025, and the transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

On November 13, 2023, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, a total of 283,112 shares of the Company's Class A common stock from certain family members of Mr. Dunlap. The shares were repurchased at a discount to the closing market price of the Company's Class A common stock as of November 10, 2023, and the transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

Transactions with Michael Dunlap

Through December 2025, the Company owned an 82.5% interest in an aircraft due to the frequent business travel needs of its executives, as well as the limited availability of commercial air service in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap (MSD) held the remaining 17.5% ownership interest. In December 2025, the Company and MSD disposed of the aircraft, generating total proceeds of $5.5 million, which were distributed in proportion to each party's ownership interest.

Earlier in 2025, the Company and MSD entered into a similar arrangement for the acquisition of a new aircraft. Under this agreement, the Company's holds an 80.0% ownership interest and MSD holds a 20.0% ownership interest. During 2025, the parties completed the purchase of the aircraft for a total cost of $11.7 million, with costs allocated based on respective ownership interests.

(Dollars in thousands, except share amounts, unless otherwise noted)

24. Fair Value

The following tables present the Company's financial assets and liabilities that are measured at fair value on a recurring basis. There were no transfers into or out of level 1, level 2, or level 3 for the years ended December 31, 2025 and 2024.

	As of December 31, 2025			As of December 31, 2024		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:						
Investments (a):						
Asset-backed debt securities - available-for-sale	$ 100	1,304,888	1,304,988	100	1,085,726	1,085,826
Equity securities	22,107	—	22,107	455	—	455
Equity securities measured at net asset value (b)			87,541			74,039
Total investments	22,207	1,304,888	1,414,636	555	1,085,726	1,160,320
Derivative instruments (c)	—	614	614	—	3,232	3,232
Total assets	$ 22,207	1,305,502	1,415,250	555	1,088,958	1,163,552
Liabilities:						
Derivative instruments (c)	$ —	1,727	1,727	—	53	53
Total liabilities	$ —	1,727	1,727	—	53	53

(a) Investments represent investments recorded at fair value on a recurring basis. Level 1 investments are measured based upon quoted prices and as of December 31, 2025 and 2024, include investments traded on an active exchange and a single U.S. Treasury security. Level 2 investments include student loan asset-backed, mortgage-backed, collateralized loan obligation, and other consumer loan-backed securities. The fair value for the Level 2 securities is determined using indicative quotes from broker-dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms issued by companies with comparable credit risk.

(b) In accordance with the Fair Value Measurements Topic of the FASB Accounting Standards Codification, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(c) The Company's non-centrally cleared derivatives are accounted for at fair value on a recurring basis. The fair value of derivative financial instruments is determined using a market approach in which derivative pricing models use the stated terms of the contracts and observable yield curves and volatilities from active markets. When determining the fair value of derivatives, the Company takes into account counterparty credit risk for positions where it is exposed to the counterparty on a net basis by assessing exposure net of collateral held. The net exposures for each counterparty are adjusted based on market information available for the specific counterparty.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the fair values of all of the Company's financial instruments on the consolidated balance sheets:

	As of December 31, 2025				
	Fair value	**Carrying value**	**Level 1**	**Level 2**	**Level 3**
Financial assets:					
Loans receivable	$ 9,978,262	9,477,759	—	—	9,978,262
Accrued loan interest receivable	528,936	528,936	—	528,936	—
Cash and cash equivalents	295,983	295,983	295,983	—	—
Investments at fair value	1,414,636	1,414,636	22,207	1,304,888	—
Investments - held-to-maturity asset-backed securities	215,722	211,299	—	215,722	—
Notes receivable	32,085	32,085	—	32,085	—
Beneficial interest in loan securitizations	211,398	194,830	—	—	211,398
Restricted cash	357,639	357,639	357,639	—	—
Restricted cash – due to customers	319,924	319,924	319,924	—	—
Derivative instruments	614	614	—	614	—
Financial liabilities:					
Bonds and notes payable	7,784,936	7,780,927	—	7,784,936	—
Accrued interest payable	20,426	20,426	—	20,426	—
Bank deposits	1,658,675	1,669,173	1,040,077	618,598	—
Due to customers	457,844	457,844	457,844	—	—
Derivative instruments	1,727	1,727	—	1,727	—

	As of December 31, 2024				
	Fair value	**Carrying value**	**Level 1**	**Level 2**	**Level 3**
Financial assets:					
Loans receivable	$ 10,008,165	9,443,461	—	—	10,008,165
Accrued loan interest receivable	549,283	549,283	—	549,283	—
Cash and cash equivalents	194,518	194,518	194,518	—	—
Investments at fair value	1,160,320	1,160,320	555	1,085,726	—
Investments - held-to-maturity asset-backed securities	216,164	210,774	—	216,164	—
Notes receivable	32,258	32,258	—	32,258	—
Beneficial interest in loan securitizations	229,510	213,809	—	—	229,510
Restricted cash	332,100	332,100	332,100	—	—
Restricted cash – due to customers	404,402	404,402	404,402	—	—
Derivative instruments	3,232	3,232	—	3,232	—
Financial liabilities:					
Bonds and notes payable	8,343,565	8,309,797	—	8,343,565	—
Accrued interest payable	21,046	21,046	—	21,046	—
Bank deposits	1,172,707	1,186,131	744,721	427,986	—
Due to customers	478,469	478,469	478,469	—	—
Derivative instruments	53	53	—	53	—

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring basis are previously discussed. The remaining financial assets and liabilities were estimated using the following methods and assumptions:

Loans Receivable

Fair values for loans receivable were determined by modeling loan cash flows using stated terms of the assets and internally developed assumptions. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rate and index relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Investments - Held to Maturity

Fair values for investments classified as held to maturity were determined by using indicative quotes from broker-dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms issued by companies with comparable credit risk.

Notes Receivable

Fair values for notes receivable were determined by using model-derived valuations with observable inputs, including current market rates.

Beneficial Interest in Loan Securitizations

Fair values for beneficial interest in loan securitizations were determined by modeling securitization cash flows and internally developed assumptions. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rate and index relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Cash and Cash Equivalents, Restricted Cash, Restricted Cash – Due to Customers, Accrued Loan Interest Receivable, Accrued Interest Payable, and Due to Customers

The carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bonds and Notes Payable

The fair value of student loan asset-backed securitizations and warehouse facilities was determined from quotes from broker-dealers or through standard bond pricing models using the stated terms of the borrowings, observable yield curves, market credit spreads, and weighted-average life of underlying collateral. For all other bonds and notes payable, the carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bank Deposits

Some of the Company's deposits are fixed-rate and the fair value for these deposits are estimated using discounted cash flows based on rates currently offered for deposits of similar maturities. These are level 2 valuations. The fair value of the remaining deposits equals the amounts payable on demand at the balance sheet date and are reported at their carrying value. These are level 1 valuations.

Limitations

The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

25. Commitments and Contingencies

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters frequently involve disputes with other business entities and claims by student loan borrowers disputing the manner in which their student loans have been serviced or the accuracy of reports to credit bureaus, claims by student loan borrowers or other

(Dollars in thousands, except share amounts, unless otherwise noted)

consumers alleging that state or Federal privacy, cybersecurity, and other consumer protection laws have been violated in the process of servicing loans or conducting other business activities. In addition, from time to time, the Company receives information and document requests or demands from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests or demands. While the Company cannot predict the ultimate outcome of any claim, regulatory examination, inquiry, or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department thereunder, and the Department's guidance regarding those rules and regulations, and applicable consumer protection laws and regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of claims, lawsuits, and proceedings such as those discussed above will not have a material adverse effect on the Company's business, financial position, or results of operations.

26. Condensed Parent Company Financial Statements

The following represents the condensed balance sheets as of December 31, 2025 and 2024 and condensed statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2025 for Nelnet, Inc.

The Company is limited in the amount of funds that can be transferred to it by its subsidiaries through intercompany loans, advances, or cash dividends. These limitations relate to the restrictions by trust indentures under the lending subsidiaries debt financing arrangements.

Balance Sheets

(Parent Company Only)

As of December 31, 2025 and 2024

	2025	2024
Assets:		
Cash and cash equivalents	$ 47,755	55,515
Investments at fair value	349,832	490,001
Other investments and notes receivable	133,070	545,066
Investment in subsidiary debt	270,351	75,231
Restricted cash	47,556	49,257
Investment in subsidiaries	2,723,511	2,054,583
Notes receivable from subsidiaries	17,071	64,955
Other assets	175,372	131,040
Total assets	$ 3,764,518	3,465,648
Liabilities:		
Notes payable, net of debt issuance costs	$ (409)	(986)
Other liabilities	77,297	114,715
Total liabilities	76,888	113,729
Equity:		
Nelnet, Inc. shareholders' equity:		
Common stock	359	363
Additional paid-in capital	1,481	7,389
Retained earnings	3,681,333	3,340,540
Accumulated other comprehensive earnings, net	2,619	1,470
Total Nelnet, Inc. shareholders' equity	3,685,792	3,349,762
Noncontrolling interests	1,838	2,157
Total equity	3,687,630	3,351,919
Total liabilities and shareholders' equity	$ 3,764,518	3,465,648

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Income

(Parent Company Only)

Years ended December 31, 2025, 2024, and 2023

	2025	2024	2023
Investment interest income	$ 47,853	58,829	86,696
Interest expense on bonds and notes payable	298	8,790	31,142
Net interest income	47,555	50,039	55,554
Other income (expense):			
Other, net	68,063	34,454	(57,959)
Equity in subsidiaries income	218,643	110,381	101,885
Derivative market value adjustments and derivative settlements, net	(3,195)	10,639	(15,662)
Gain on partial redemption of ALLO investment	175,044	—	—
Total other income (expense), net	458,555	155,474	28,264
Operating expenses	2,626	4,368	5,445
Impairment expense	3,575	537	2,060
Total expenses	6,201	4,905	7,505
Income before income taxes	499,909	200,608	76,313
Income tax (expense) benefit	(71,754)	(17,277)	13,303
Net income	428,155	183,331	89,616
Net loss attributable to noncontrolling interests	319	714	210
Net income attributable to Nelnet, Inc.	$ 428,474	184,045	89,826

Statements of Comprehensive Income

(Parent Company Only)

Years ended December 31, 2025, 2024, and 2023

	2025		2024		2023	
Net income		$428,155		183,331		89,616
Other comprehensive income:						
Net changes related to equity in subsidiaries other comprehensive (loss) income	$	(675)		8,091		9,473
Net changes related to available-for-sale debt securities:						
Unrealized holding gains arising during period, net	1,973		19,242		6,412	
Reclassification of losses (gains) recognized in net income, net	425		(1,481)		3,818	
Income tax effect	(574)	1,824	(4,263)	13,498	(2,456)	7,774
Other comprehensive income		1,149		21,589		17,247
Comprehensive income		429,304		204,920		106,863
Comprehensive loss attributable to noncontrolling interests		319		714		210
Comprehensive income attributable to Nelnet, Inc.		$429,623		205,634		107,073

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Cash Flows
(Parent Company Only)
Years ended December 31, 2025, 2024, and 2023

	2025	2024	2023
Net income attributable to Nelnet, Inc.	$ 428,474	184,045	89,826
Net loss attributable to noncontrolling interest	(319)	(714)	(210)
Net income	428,155	183,331	89,616
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	635	621	620
Derivative market value adjustments	5,289	(5,422)	40,250
Proceeds from termination of derivative instruments	—	—	164,079
(Payments to) proceeds from clearinghouse - initial and variation margin, net	(5,910)	2,374	(213,923)
Gain on partial redemption of ALLO investment	(175,044)	—	—
Equity in earnings of subsidiaries	(218,643)	(110,381)	(101,885)
(Gain) loss on investments, net	(53,862)	(28,704)	64,634
Deferred income tax expense (benefit)	553	(42,741)	(71,424)
Non-cash compensation expense	13,274	12,045	16,476
Impairment expense	3,575	537	2,060
Other	3,598	(227)	(125)
Changes in operating assets and liabilities:			
(Increase) decrease in other assets	(29,144)	5,522	(18,031)
(Decrease) increase in other liabilities	(50,735)	(4,611)	11,049
Total adjustments	(506,414)	(170,987)	(106,220)
Net cash (used in) provided by operating activities	(78,259)	12,344	(16,604)
Cash flows from investing activities:			
Purchases of available-for-sale securities	(85,015)	(168,117)	(206,927)
Proceeds from sales of available-for-sale securities	116,388	278,372	569,670
Proceeds from beneficial interest in private loan securitizations	6,897	7,001	6,783
Capital (contributions to) distributions from subsidiaries, net	(133,914)	28,539	355,790
Decrease (increase) in notes receivable from subsidiaries	47,884	37,739	(35,682)
(Purchases of) payments on subsidiary debt, net	(171,983)	211,961	122,999
Purchases of other investments and issuances of notes receivable	(44,581)	(128,583)	(60,707)
Proceeds from other investments and repayments of notes receivable	443,637	63,080	32,732
Net cash provided by investing activities	179,313	329,992	784,658
Cash flows from financing activities:			
Payments on notes payable	—	(208,101)	(954,163)
Proceeds from issuance of notes payable	—	37	199,855
Payments of debt issuance costs	(58)	—	—
Dividends paid	(42,993)	(40,836)	(39,419)
Repurchases of common stock	(69,346)	(83,290)	(28,028)
Proceeds from issuance of common stock	1,882	1,946	1,780
Issuance of noncontrolling interest	—	—	2,580
Net cash used in financing activities	(110,515)	(330,244)	(817,395)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(9,461)	12,092	(49,341)
Cash, cash equivalents, and restricted cash, beginning of period	104,772	92,680	142,021
Cash, cash equivalents, and restricted cash, end of period	$ 95,311	104,772	92,680
Cash disbursements made for:			
Interest	$ 50	10,732	34,895
Income taxes, net of refunds and credits	$ 68,736	15,238	47,589
Non-cash investing and financing activities:			
(Contributions to) distributions from subsidiaries, net	$ (315,607)	(27,292)	6,888
Issuance of noncontrolling interest	$ —	—	220

PROXY



121 SOUTH 13TH STREET, SUITE 100
LINCOLN, NE 68508
www.nelnetinc.com

April 2, 2026

Dear Shareholder:

On behalf of the Board of Directors, we are pleased to invite you to Nelnet, Inc.'s Annual Shareholders' Meeting to be held on Thursday, May 14, 2026 at 8:30 a.m. Central Time at the Nelnet Center Fountain Suites Event Studio, 121 South 13th Street, Lincoln, Nebraska. The notice of the meeting and proxy statement on the following pages contain information about the meeting.

Your participation in the Annual Meeting is important. We hope that you will be able to attend the meeting and encourage you to read our annual report and proxy statement. At the meeting, members of the Company's management team will discuss the Company's results of operations and business plans and will be available to answer your questions. Consistent with the prior Annual Meetings, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the Annual Meeting online at *http://www.virtualshareholdermeeting.com/NNI2026*. Regardless of whether you plan to attend, we urge you to vote your proxy at your earliest convenience.

Thank you for your support of Nelnet, Inc.

Sincerely,

Michael S. Dunlap
Executive Chairman of the Board of Directors

Nelnet, Inc.

121 South 13th Street, Suite 100, Lincoln, Nebraska 68508

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 2, 2026

DATE

Thursday, May 14, 2026

TIME

8:30 a.m., Central Time

PLACE

Nelnet Center
Fountain Suites Event Studio
121 South 13th Street
Lincoln, Nebraska 68508

In addition to shareholders attending in person, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the meeting online at *http://www.virtualshareholdermeeting.com/NNI2026.*

ITEMS OF BUSINESS

(1) To elect three Class III directors nominated by the Board of Directors to serve for three-year terms until the 2029 Annual Meeting of Shareholders
(2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2026
(3) To approve amendments to the Directors Stock Compensation Plan
(4) To conduct an advisory vote to approve the Company's executive compensation
(5) To transact such other business as may be properly introduced

RECORD DATE

You can vote if you were a shareholder as of the close of business on March 23, 2026.

OTHER INFORMATION

The Letter to Shareholders from the Chief Executive Officer and our 2025 Annual Report on Form 10-K, which are not part of the proxy soliciting materials, are enclosed.

PROXY VOTING

The Board of Directors solicits your proxy and asks you to vote your proxy at your earliest convenience to be sure your vote is received and counted. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. **Whether or not you plan to attend the meeting, we ask you to vote over the Internet as described in those materials as promptly as possible in order to make sure that your shares will be voted in accordance with your wishes at the meeting. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date, and return the proxy/voting instruction card in the envelope provided.** The Board of Directors encourages you to attend the meeting virtually or in person. If you attend the meeting virtually or in person, you may vote by proxy or you may revoke your proxy and cast your vote virtually or in person, respectively. We recommend you vote by proxy even if you plan to attend the meeting.

By Order of the Board of Directors,

William J. Munn
Corporate Secretary
Nelnet, Inc.

NELNET, INC.
2026 PROXY STATEMENT
TABLE OF CONTENTS

Nelnet, Inc.
121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

PROXY STATEMENT

General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nelnet, Inc. (the "Company") for the 2026 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, May 14, 2026, at 8:30 a.m., Central Time, at Nelnet Center Fountain Suites Event Studio, 121 South 13th Street, Lincoln, Nebraska 68508. The Annual Meeting will be held for the purposes set forth in the notice of such Annual Meeting on the cover page hereof.

In addition to in person, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the Annual Meeting online at *http://www.virtualshareholdermeeting.com/NNI2026.*

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting of Shareholders to be held on May 14, 2026

Our notice of annual meeting and proxy statement, 2025 annual report on Form 10-K, letter to shareholders, electronic proxy card, and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about April 2, 2026. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who requested them. Additional information on how these materials will be distributed is provided below.

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are allowed to mail a notice to our shareholders informing them that our proxy statement, annual report on Form 10-K, electronic proxy card, and related materials are available for viewing, free of charge, on the Internet. Shareholders may then access these materials and vote their shares over the Internet, or request delivery of a full set of proxy materials by mail or email. These rules give us the opportunity to serve shareholders more efficiently by making the proxy materials available online and reducing the environmental impact and costs associated with printing and physical delivery. We are utilizing this process for the 2026 Annual Meeting. We intend to begin mailing the required notice, called the Notice of Internet Availability of Proxy Materials (the "Notice"), to shareholders on or about April 2, 2026. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice contains important information, including:

- The date, time, and location of the Annual Meeting, and information regarding virtual participation in the Annual Meeting online
- A brief description of the matters to be voted on at the meeting
- A list of the proxy materials available for viewing at www.proxyvote.com and the control number you will need to use to access the site
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials if that is your preference

You may vote online at the Annual Meeting through the virtual meeting process, in person at the Annual Meeting, or you may vote by proxy. To obtain directions to attend the Annual Meeting and vote in person, please call 402-458-3038. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is registered directly, you may refer to voting instructions contained in this proxy statement and in the Notice. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker, or other nominee, referred to as being held in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone, and Internet voting, availability and specific procedures will depend on their voting arrangements.

Your vote is important. For this reason, the Board of Directors is requesting that you permit your common stock to be voted by proxy at the Annual Meeting. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

VOTING

Who Can Vote

You may vote if you owned Nelnet, Inc. Class A common stock, par value $0.01 per share, or Class B common stock, par value $0.01 per share, as of the close of business on March 23, 2026 (the "record date"). At the close of business on March 23, 2026, 25,375,302 and 10,616,675 shares of the Company's Class A and Class B common stock, respectively, were outstanding and eligible to vote. The Class A common stock is listed on the New York Stock Exchange under the symbol "NNI." The Class B common stock is not listed on any exchange or market. At the Annual Meeting, each Class A and Class B shareholder will be entitled to one vote and 10 votes, respectively, in person or by proxy, for each share of Class A and Class B common stock, respectively, owned of record as of the record date. The Secretary of the Company will make a complete record of the shareholders entitled to vote at the Annual Meeting available for inspection by any shareholder beginning two business days after the Notice of the Annual Meeting is given and continuing through the Annual Meeting, at the Company's headquarters in Lincoln, Nebraska at any time during regular business hours. Any shareholder who would like to inspect such records should call Investor Relations at 402-458-3038 to request access and schedule an appointment. Such records will also be available for inspection at the Annual Meeting, and will also be available for review by shareholders during the Annual Meeting through the virtual meeting website.

As a matter of policy, the Company keeps private all proxies, ballots, and voting tabulations that identify individual shareholders. Such documents are available for examination only by certain representatives associated with processing proxy voting instructions and tabulating the vote. No vote of any shareholder is disclosed, except as necessary to meet legal requirements.

How You Vote

You may vote your shares prior to the Annual Meeting by following the instructions provided in the Notice, this proxy statement, and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered shareholder*, there are three ways to vote your shares before the meeting:
  - *By Internet (www.proxyvote.com):* Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on May 13, 2026 for shares held directly, and by 11:59 p.m. EDT on May 11, 2026 for shares held in the Nelnet, Inc. Employee Share Purchase Plan. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.
  - *By mail:* You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. There is no charge for requesting a paper copy of the materials. To be valid, proxy cards must be received before the start of the Annual Meeting. If you want to receive a paper or e-mail copy of the proxy materials, please choose one of the following methods to make your request:
    - By internet: www.proxyvote.com
    - By telephone: 1-800-579-1639
    - By e-mail*:   sendmaterial@proxyvote.com

    * If requesting materials by e-mail, please send a blank e-mail with your 16-Digit control number in the subject line.
  - *By telephone (1-800-690-6903):* Use any touch-tone phone to transmit your voting instructions until 11:59 p.m. EDT on May 13, 2026 for shares held directly, and by 11:59 p.m. EDT on May 11, 2026 for shares held in the Nelnet, Inc. Employee Share Purchase Plan. Have your proxy card with you when you call and follow the instructions.
- If your shares are held in *street name*, your broker, bank, or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or e-mail copy of our proxy materials. If you receive these materials in paper form, the materials will include a voting instruction card so you can instruct your broker, bank, or other holder of record how to vote your shares.

You may vote your shares by attending the Annual Meeting through the virtual meeting process or in person. If you are a *registered shareholder*, you can vote at the meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the Annual Meeting unless you have a legal proxy from the holder of record. If you plan to attend in person and vote your street name shares at the Annual Meeting, you should request a legal proxy from your broker, bank, or other holder of record and bring it with you to the meeting along with proof of identification.

If you plan to vote your shares in person at the Annual Meeting, please pick up a ballot at the registration table upon your arrival. You may then submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting*. Shares may not be voted after the final vote at the meeting.

Even if you plan to attend the Annual Meeting through the virtual meeting process or in person, we encourage you to vote your shares by proxy.

Description of Virtual Meeting Process

Shareholders can attend and participate in the Annual Meeting via the Internet through the virtual meeting process, and may do so by visiting *http://www.virtualshareholdermeeting.com/NNI2026*. The Annual Meeting will begin promptly at 8:30 a.m. Central Time on May 14, 2026 and online check-in will begin at 8:15 a.m. Central Time. Please allow ample time for the online check-in procedures. Interested persons who were not shareholders as of the close of business on the record date may listen, but not participate, in the Annual Meeting via *http://www.virtualshareholdermeeting.com/NNI2026*. In order to attend, participate in, and vote at the Annual Meeting through the virtual meeting process, registered shareholders will need to use their 16-digit control number received with their proxy card or Notice to log into *http://www.virtualshareholdermeeting.com/NNI2026* and follow the provided instructions. Holders of shares in street name who do not have a control number may gain access to the Annual Meeting by logging into their brokerage firm's web site and selecting the shareholder communications mailbox to link through to the Annual Meeting. Instructions should also be provided on the voting instruction card provided by their broker, bank, or other nominee. Shareholders who wish to submit a question may do so during the Annual Meeting through *http://www.virtualshareholdermeeting.com/NNI2026*.

We have structured our hybrid virtual annual meeting to provide shareholders who attend virtually with the same rights as those shareholders who attend the meeting in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting, except that cumulative voting is not available through the virtual meeting process. The hybrid virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should ensure they can hear streaming audio prior to the start of the meeting. If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 8:00 a.m. Central Time and until the end of the meeting.

If you wish to virtually submit a question during the meeting, type your question into the "Submit a question" field, and click "Submit." Questions may be submitted beginning at 8:30 a.m. Central Time. Questions relevant to meeting matters will be answered during the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

What Items Require Your Vote

There are four proposals that will be presented for your consideration at the meeting:
- Electing the three Class III director nominees named in this proxy statement to the Board of Directors for three-year terms
- Ratifying the appointment of KPMG LLP as the Company's independent registered public accounting firm ("independent auditor") for 2026
- Approving amendments to the Directors Stock Compensation Plan
- Approving on an advisory basis the Company's executive compensation

Each of the proposals have been submitted on behalf of the Company's Board of Directors.

How You Can Change Your Vote

If you are a *registered shareholder*, you can revoke your proxy and change your vote prior to the Annual Meeting by:
- Sending a written notice of revocation to our Corporate Secretary at 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508 (the notification must be received by the close of business on May 13, 2026)
- Voting again by Internet prior to 11:59 p.m. EDT on May 13, 2026 for shares held directly, and by 11:59 p.m. EDT on May 11, 2026 for shares held in the Nelnet, Inc. Employee Share Purchase Plan (only the latest vote you submit will be counted)
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the Annual Meeting)

If your shares are held in *street name*, you should contact your broker, bank, or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the Annual Meeting, you also can revoke your proxy or voting instructions and change your vote at the Annual Meeting by submitting a written or virtual ballot before the final vote at the meeting. Your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy.

Quorum Needed To Hold the Meeting

In order to conduct the Annual Meeting, the Company's Articles of Incorporation and Bylaws provide that shares constituting a majority of the voting power of all the shares of the Company's stock entitled to vote must be present in person or by proxy. This is called a quorum. If you return valid proxy instructions or vote in person at the Annual Meeting, your shares will be considered part of the quorum. Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. **New York Stock Exchange (NYSE) rules allow banks, brokers, and other nominees to vote in their discretion the shares held by them for a customer on matters that the NYSE considers to be routine, even though the bank, broker, or nominee has not received voting instructions from the customer. A broker "non-vote" occurs when a bank, broker, or other nominee has not received voting instructions from the customer and the bank, broker, or other nominee cannot vote the shares because the matter is not considered to be routine under NYSE rules.**

Under NYSE rules, the election of directors, the vote to approve amendments to the Directors Stock Compensation Plan, and the advisory vote to approve executive compensation will not be considered to be "routine" matters, and banks, brokers, and other nominees who are members of the NYSE will not be permitted to vote shares held by them for a customer on these matters without instructions from the beneficial owner of the shares.

Counting Your Vote

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and submit a valid proxy without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors. If you hold your shares in your name and do not return a valid proxy and do not vote through the virtual meeting process for the Annual Meeting or in person at the Annual Meeting, your shares will not be voted. If you hold your shares in the name of a bank, broker, or other nominee, and you do not give that nominee instructions on how you want your shares to be voted, the nominee has the authority to vote your shares in the nominee's discretion on the ratification of the appointment of KPMG LLP as independent auditor. However, as discussed above, the nominee will not be permitted to vote your shares without your instructions on the election of directors, on the amendments to the Directors Stock Compensation Plan, or on the advisory vote to approve executive compensation.

Giving your proxy also means that you authorize the proxies to vote in their discretion on any other matter that may be properly presented at the Annual Meeting. As of the date of this proxy statement, the Company does not know of any other matters to be presented at the Annual Meeting.

What Vote is Needed

Our Articles of Incorporation provide that directors are elected by a majority of the votes cast by the shares entitled to vote at the Annual Meeting. Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast in the election of directors and thus will not have the effect of votes for or against any director.

With respect to Proposal 1 (the election of the Class III directors), shareholders of the Company, or their proxy if one is appointed, have cumulative voting rights under the Nebraska Model Business Corporation Act. That is, shareholders, or their proxy, may vote their shares for as many directors as are to be elected, or may cumulate such shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of their shares, or may distribute votes on the same principle among as many or as few nominees as they may desire. If a shareholder desires to vote cumulatively, he or she must vote in person or give his or her specific cumulative voting instructions to the designated proxy by mail that the number of votes represented by his or her shares are to be cast for one or more designated nominees. Cumulative voting is not available for internet voting, including online voting through the virtual meeting process.

The Nebraska Model Business Corporation Act, our Bylaws, and New York Stock Exchange rules (where applicable) provide that a majority of votes cast with respect to the proposal is required to approve Proposals 2, 3, and 4 (ratifying the appointment of KPMG LLP, approving the amendments to the Directors Stock Compensation Plan, and approving on an advisory basis the Company's executive compensation, respectively). Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast with respect to Proposals 2, 3, and 4 and thus will not have the effect of votes for or against Proposals 2, 3, and 4.

In accordance with the provisions of our Articles of Incorporation, the Class A common stock and Class B common stock will vote as a single class on each of Proposals 1, 2, 3, and 4.

Voting Recommendations

The Company's Board of Directors recommends that you vote:

- "FOR" the election of each of the Class III director nominees to the Board of Directors for a three-year term
- "FOR" the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2026
- "FOR" the approval of amendments to the Directors Stock Compensation Plan
- "FOR" the approval of the compensation of the Company's named executive officers, as disclosed in this proxy statement

A proxy, when properly executed and not revoked, will be voted in accordance with the authorization and instructions contained therein. Unless a shareholder specifies otherwise, all shares represented will be voted in accordance with the recommendations of the Company's Board of Directors.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K to be filed within four business days after the Annual Meeting date.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies, including the preparation, assembly, and furnishing of proxy solicitation and other required annual meeting materials. Directors, officers, and regular employees of the Company may solicit proxies by telephone, electronic communications, or personal contact, for which they will not receive any additional compensation in respect of such solicitations. The Company will also reimburse brokerage firms and others for all reasonable expenses for furnishing proxy solicitation and other required annual meeting materials to beneficial owners of the Company's stock.

PROPOSAL 1 - ELECTION OF DIRECTORS

During 2025, the Company's Board of Directors consisted of nine directors who were divided into three classes, designated as Class I, Class II, and Class III. In accordance with the Company's Articles of Incorporation, the number of directors constituting the entire Board is fixed exclusively by the Board from time to time. The classes of directors serve for staggered three-year terms, with their current terms ending at the annual meeting of shareholders in the following years: Class I directors - 2027; Class II directors - 2028; and Class III directors - 2026. Effective March 23, 2026, Adam K. Peterson, a Class II director, resigned from the Board.

Shareholders are asked to elect three Class III directors to serve on the Board of Directors for a three-year term ending at the 2029 annual meeting of shareholders. The nominees for the Class III directorships are Kathleen A. Farrell, David S. Graff, and Thomas E. Henning. Each nominee is currently serving on the Board as a Class III director, and were most recently elected to the Board by the shareholders at the 2023 annual meeting of shareholders. In making these nominations, the Board and the Nominating and Corporate Governance Committee consider each nominee's specific experience, qualifications, and skills as described below.

Upon the recommendation of the Board's Nominating and Corporate Governance Committee, the Board has nominated each of the Class III director nominees named below to serve on the Board of Directors as Class III directors.

The Board of Directors recommends that shareholders vote FOR the election of each Class III director nominee (named below) to the Board of Directors.

In the event that before the election any Class III director nominee becomes unable or unwilling to serve, if elected, the shares represented by proxy will be voted for any substitute nominees designated by the Board, unless the proxy does not indicate that the shares are to be voted for all Class III director nominees, or, if the Board does not designate any substitute nominees, the shares represented by proxy may be voted for a reduced number of nominees. The Board of Directors knows of no reason why any of the persons nominated for election as Class III directors might be unable or unwilling to serve if elected, and each nominee has consented to and expressed an intention to serve if elected. There are no arrangements or understandings between any of the nominees and any other person pursuant to which any of the nominees was selected as a nominee.

The following sets forth certain information about (i) each of the three nominees for election as Class III directors to serve for a three-year term expiring at the 2029 annual meeting of shareholders, and (ii) each of the current Class I and Class II directors whose term of office continues beyond the 2026 Annual Meeting. The information includes, with respect to each such person: (a) their age, (b) the year during which they were first elected a director of the Company, (c) their principal occupation(s) and any other directorships with publicly held companies (if applicable) during the past five years, and (d) the qualifications of such person that led to the conclusion that such person should serve as a director of the Company.

Class III Director Nominees to Hold Office for a Term Expiring at the 2029 Annual Meeting of Shareholders

Kathleen A. Farrell, 62
Director since October 2007

> **Dean and Professor of Finance, College of Business, University of Nebraska-Lincoln**
> - College of Business, University of Nebraska - Lincoln
>   - Dean, December 2017 - present
>   - Professor of Finance, August 2009 - present
>   - Interim Dean, January 2017 - December 2017
>   - Chair, Finance Department, August 2014 - December 2016
>   - Senior Associate Dean of Academic Programs, August 2011 - July 2014
>   - Associate Dean of Academic Programs, August 2010 - August 2011
>   - Associate Professor of Finance, 2001 - July 2009
>   - Assistant Professor of Finance, August 1993 - 2001

Dr. Farrell's qualifications include her expertise in corporate finance, executive turnover, and executive compensation, and her prior experience as an auditor at a national public accounting firm. Dr. Farrell has achieved designation as a Certified Public Accountant (inactive), has over 30 years of experience teaching university courses in the areas of banking and finance, and has conducted extensive research on these topics. Dr. Farrell has also published articles on these topics in numerous scholarly journals.

David S. Graff, 43
Director since May 2014

> **Chief Executive Officer, Hudl, Inc.**
> - Hudl provides online video analysis and coaching tools software for professional, college, high school, club, and youth teams and athletes, and Hudl software is used by more than 325,000 teams, serving more than 40 different sports and 140 countries, including the National Hockey League, National Football League, National Basketball Association, and English Premier League. Hudl has more than 6,000 employees operating across 26 countries.
>   - Chief Executive Officer, May 2006 - present
> - Boston Omaha, a public holding company with businesses engaged in several sectors including advertising, insurance, telecommunications, and real estate.
>   - Director, January 2025 - present
> - Sportsmap Tech Acquisition Corporation ("Sportsmap"), a publicly traded special purpose acquisition company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Sportsmap completed a business combination with MultiSensor AI Holdings, Inc. (f/k/a Infrared Cameras Holdings Inc.) in December 2023.
>   - Director, September 2021 - December 2023

Mr. Graff's qualifications include his experience and expertise in computer science, marketing, and sales. In addition, as co-founder of Hudl, Mr. Graff provides the Board of Directors and the Company significant expertise in business development and innovation. In addition, Mr. Graff served as a member of the board of directors for certain of the Company's asset-backed securities special purpose corporations.

Thomas E. Henning, 73
Director since August 2003

> **Former executive officer and public company director**
> - First Interstate Bancorp ("FIBK"), a publicly traded financial and bank holding company focused on community banking.
>   - Director, February 2022 - May 2025
> - Great Western Bancorp, Inc. ("GWB") and Great Western Bank; GWB was a publicly traded full service regional bank holding company. On February 1, 2022, GWB was acquired by FIBK.
>   - Director, August 2015 - January 2022
> - Federal Home Loan Bank Topeka, a part of the 12-member Federal Home Loan Bank system. The bank serves the states of Oklahoma, Kansas, Nebraska, and Colorado and provides liquidity to member institutions to assist in financing real estate.
>   - Director, January 2023 - present
>   - Director, March 2007 - October 2015
> - Assurity Group, Inc. and its subsidiary, Assurity Life Insurance Company, which offers a variety of disability income and critical illness protection, life insurance, and annuity products.
>   - Non-Executive Chairman, January 2022 - December 2022
>   - President and Chief Executive Officer, 1990 - December 2021

Mr. Henning's qualifications include over 30 years of experience as President and Chief Executive Officer of a large insurance company, his prior experience as President of a regional bank, his financial expertise, including being a Chartered Financial Analyst and a member of the board of directors of other financial service organizations, his experience in risk assessment and management, and his vast knowledge and experience in leadership and management.

Class I Directors Continuing in Office for a Term Expiring at the 2027 Annual Meeting of Shareholders

Preeta D. Bansal, 60
Director since November 2018

> **Senior lawyer, former public official, and global business leader**
> - Senior Advisor to the CEO, LightEn Network, 2024 - present
> - Self-employed advisor, investor, lecturer, and consultant, 2016 - present
> - Massachusetts Institute of Technology, Lecturer, Senior Advisor, and Visiting Scholar, 2014 - 2019
> - HSBC Holdings plc, a multinational investment bank and financial services company, Global General Counsel for Litigation and Regulatory Affairs, 2012 - 2013
> - Office of Management and Budget, Executive Office of the President of the United States, General Counsel and Senior Policy Advisor, 2009 - 2011
> - Skadden, Arps, Slate, Meagher & Flom LLP, an international law firm, Partner, 2003 - 2009
> - United States Commission on International Religious Freedom, Commissioner, 2003 - 2009 (Chair, 2004 - 2005)
> - University of Nebraska College of Law, Visiting Professor, 2001 - 2003
> - State of New York, Solicitor General, 1999 - 2001

Ms. Bansal's qualifications include over 35 years of experience in corporate and public law, banking, financial services, government, regulation, public policy, U.S. diplomacy, philanthropy, and academia as a distinguished lawyer, public official, and global business leader. Her experience has included serving as general counsel and senior policy advisor in the federal Office of Management and Budget, which oversees and coordinates all of the budgetary, regulatory, and management activities and initiatives of the departments and agencies of the federal government on behalf of the President of the United States; as global general counsel for litigation and regulatory affairs for HSBC Holdings in London; as partner and practice chair of the international law firm Skadden, Arps, Slate, Meagher & Flom LLP in New York City; and as Solicitor General of the State of New York. Ms. Bansal is a Henry Crown Fellow at the Aspen Institute, a life member of the Council on Foreign Relations, and active with numerous local, national, and global organizations. She received the National Organization of Women's "Woman of Power and Influence Award" in 2006 and was named one of the "50 Most Influential Minority Lawyers in America" by the National Law Journal in 2008. She is a magna cum laude graduate of Harvard Law School and Harvard-Radcliffe College, and a former law clerk to U.S. Supreme Court Justice John Paul Stevens. Ms. Bansal provides to the Board of Directors and the Company valuable insight and leadership on various business, compliance, regulatory, and policy issues.

Michael S. Dunlap, 62
Director since January 1996

Executive Chairman, Nelnet, Inc.

- Nelnet, Inc.

  - Executive Chairman, January 2014 - present
  - Chairman, January 1996 - December 2013
  - Chief Executive Officer, May 2007 - December 2013
  - Co-Chief Executive Officer, January 1996 - May 2007

- Farmers & Merchants Investment Inc. ("F&M"), the parent of Union Bank and Trust Company ("Union Bank") (F&M and Union Bank are affiliates of the Company)

  - Co-Chairman, January 2024 - present
  - Chairman, January 2013 - January 2024
  - Co-President and Director, January 2007 - January 2013
  - President, 1996 - 2006

Mr. Dunlap's qualifications include more than 30 years of experience in the areas of banking and financial services, leadership, strategic operations, and management, including as one of our co-founders and our Chairman since the Company's inception, as well as his experience as a member of the boards of directors of numerous other organizations. Mr. Dunlap's knowledge of every part of our business and his intense focus on customer service, innovation, and excellence are keys to our Board's success.

Jona M. Van Deun, 56
Director since March 2022

Managing Partner, Prairie Coast Strategies, LLC

- Prairie Coast Strategies, LLC, a consulting firm advising clients on grassroots, government and public affairs, and large logistic/production projects.

  - Partner, November 2022 - present

- Nebraska Tech Collaborative, a business-led Aksarben Workforce Initiative committed to convening leaders from government, education, and not-for-profit organizations across the state to develop, attract, and retain tech-talent and entrepreneurs to Nebraska.

  - President, September 2018 - September 2022

- Small Business Coalitions and Engagement for U.S. Chamber of Commerce. The U.S. Chamber of Commerce, whose members range from small businesses and chambers of commerce across the country to leading industry associations and global corporations, advocates for policies that help businesses create jobs and grow the economy.

  - Vice President, October 2017 - September 2018

- Koch Companies Public Sector, LLC, a shared-services company that provides legal, government, and public affairs services to affiliates of Koch Industries, Inc. around the world. Koch Industries, Inc. is a privately-held multinational conglomerate with interests in industries such as refining, chemicals, and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; electronics; information systems; commodity trading; minerals; energy; glass; ranching; and investments.

  - Director of Coalitions, December 2012 - September 2017

Ms. Van Deun's qualifications include having vast information technology and talent acquisition expertise from her extensive background in politics and public affairs, and she has provided strategic expertise to several trade associations and Fortune 500 companies, including 3M Company, DCI Group, the Pillsbury Company, and the Property Casualty Insurers Association.

Class II Directors Continuing in Office for a Term Expiring at the 2028 Annual Meeting of Shareholders

Matthew W. Dunlap, 36
Director since March 2022

> **Chief Business Development Officer, Nelnet, Inc., and President, Nelnet Financial Services**
> - Nelnet, Inc.
>   - President, Nelnet Financial Services, April 2023 - present
>   - Chief Business Development Officer, March 2022 - present
>   - Managing Director, Nelnet Business Services, February 2020 - March 2022
>   - Legal counsel, February 2017 - February 2020
> - GVC Capital, LLC, an investment banking firm focused primarily on providing comprehensive investment banking services to underexposed small public and private companies.
>   - Associate, November 2015 - January 2017

Mr. Dunlap brings to the Board of Directors his legal expertise and an in-depth understanding of the Company's business models and practices from his experiences as an in-house attorney serving our asset generation and loan servicing businesses and as a Managing Director for the Company. In addition, Mr. Dunlap brings expertise in banking and finance through his time serving on the board of directors at Bankfirst and First Northeast Bank of Nebraska.

Kimberly K. Rath, 65
Director since October 2007

> **Co-Chair, Talent Plus, Inc.**
> - Talent Plus, Inc., a global human resources consulting firm.
>   - Co-Chair, August 2013 - present
>   - President, Talent Plus, Inc., 2016 - 2019
>   - Co-Founder, Talent Plus, Inc., 1989 - present

Ms. Rath's qualifications include over 35 years of experience in the field of human resources, with expertise in executive development, employee engagement, and human capital management. Ms. Rath leads an international executive management consulting and training organization, working with major global companies. Ms. Rath serves as an executive strategic advisor to many leaders across the globe in both private and public sectors.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Directors, Officers, and Employees

The Company has a written code of business conduct and ethics that applies to all of the Company's directors, officers, and employees, including the Company's Chief Executive Officer and Chief Financial Officer (who is also the Company's principal accounting officer), and is designed to promote ethical and legal conduct. Among other items, the code addresses the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code. This code is available on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" and is available in print to any shareholder who requests it. Any future amendments to or waivers of the code, to the extent applicable to any executive officer or director, will be posted at this location on the Company's website.

Board Composition and Director Independence

The Board of Directors is composed of a majority of independent directors as defined by the rules of the NYSE. A director does not qualify as an independent director unless the Board has determined, pursuant to applicable legal and regulatory requirements, that such director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Nominating and Corporate Governance Committee reviews compliance with the definition of "independent" director annually. Michael S. Dunlap ("Michael Dunlap") beneficially owns 77.1% of the combined voting power of the Company's shareholders. Because of his beneficial ownership, Michael Dunlap can effectively elect each member of the Board of Directors and has the power to defeat or remove each member of the Board of Directors.

The Board has evaluated commercial, consulting, charitable, familial, and other relationships with each of its directors, director nominees, and entities with respect to which they are an executive officer, partner, member, and/or significant shareholder. As part of this evaluation, the Board noted that none of the current directors received any consulting, advisory, or other compensatory fees from the Company, other than those described under "Certain Relationships and Related Transactions" and

"Director Compensation Table for Fiscal Year 2025." Based on this independence review and evaluation, and on other facts and circumstances the Board deemed relevant, the Board, in its business judgment, has determined that all of the Company's current directors are independent, with the exception of Michael Dunlap and Matthew Dunlap, who are currently employees of the Company.

The Company's Nominating and Corporate Governance Committee is responsible for reviewing and approving all new transactions, and any material amendments or modifications to existing transactions, between the Company and related parties, and taking such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate. See "Certain Relationships and Related Transactions."

Family Relationships

Michael Dunlap and Matthew Dunlap are father and son. There are no other family relationships among the Company's directors and executive officers.

Governance Guidelines of the Board

The Board's governance is guided by the Company's Corporate Governance Guidelines. The Board's current guidelines are available on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" and are available in print to any shareholder who requests them. Among other matters, the guidelines provide for the following:

- A majority of the members of the Board must be independent directors.

- The Board undertakes an annual self-review.

- The Board and each Board Committee has the authority to engage independent or outside counsel, accountants, or other advisors, as it determines to be necessary or appropriate. All related fees and costs of such advisors are paid by the Company.

- Board members have open communication access to all members of management and counsel.

Shareholder Communications with the Board

Directors who are not employees or officers of the Company or any of its subsidiaries ("Non-Employee Directors") meet in executive session, without the presence of management. Mr. Henning currently presides at these executive sessions. Anyone who has a concern about the Company may communicate that concern directly to these Non-Employee Directors. Such communication may be mailed to the Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508 or anonymously submitted via the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Anonymous Reporting." All such communications will be forwarded to the appropriate Non-Employee Directors for their review. The Non-Employee Directors may take any action deemed appropriate or necessary, including the retention of independent or outside counsel, accountants, or other advisors, with respect to any such communication addressed to them. No adverse action will be taken against any individual making any such communication in good faith to the Non-Employee Directors.

The Board's Role in Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company in fostering a culture of risk-aware and risk-adjusted decision-making that allows the Company to avoid adverse financial and operational impacts. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company. When determining this level of risk, the Board of Directors considers factors such as artificial intelligence, cybersecurity, and privacy concerns.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management oversight. In particular, the Risk and Finance Committee assists the Board of Directors in fulfilling its responsibilities with respect to oversight of the Company's enterprise-wide risk management framework and oversight of the Company's strategies relating to capital management. In addition, the Risk and Finance Committee oversees various aspects of the Company's initiatives, procedures, controls, plans, and other measures related to cybersecurity risks, including measures designed to prevent, detect, and respond to cybersecurity threats, with the Board of Directors receiving frequent updates with respect to such measures and related cybersecurity risk management initiatives. The Audit Committee focuses on the integrity of the Company's financial statements, system of internal controls, and policies for risk assessment and risk management. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to regulatory, compliance, related-party transactions, and public policy issues that affect the Company, and works closely with the Company's legal and policy services groups. The Compliance Committee assists the Board of Directors in fulfilling its responsibility to oversee the Company's Compliance Management Program, which is designed to ensure compliance with consumer protection laws, regulations, and corporate policies. Finally, in setting compensation philosophy and strategy, the People Development and Compensation Committee strives to create incentives that encourage an appropriate level of risk-taking behavior consistent with the Company's business strategy.

Board Leadership Structure

Michael Dunlap serves as Executive Chairman of the Board and Jeffrey R. Noordhoek serves as Chief Executive Officer ("CEO"). While the Board of Directors and management do not believe either a combined Chairman and CEO or separate roles necessarily guarantee better governance or the absence of risk, they believe the Company's current leadership structure is appropriate for our business at this time. The Board believes that its current leadership structure best serves the objectives of the Board's oversight of management, the ability of the Board to carry out its roles and responsibilities on behalf of the shareholders, and the Company's overall corporate governance. The Board also believes that the current separation of the Chairman and CEO roles allows the CEO to focus his time and energy on operating and managing the Company, while leveraging the experience and perspectives of the Executive Chairman. It also allows the Executive Chairman to focus on leadership of the Board in addition to providing management direction on company-wide issues. The Board periodically reviews the leadership structure and may make changes in the future.

In addition, Mr. Henning is currently serving as the independent Lead Director of the Board. The Board believes having a lead independent director is an important governance practice, given that the Executive Chairman is not an independent director under our Corporate Governance Guidelines and applicable rules. Michael Dunlap, as Executive Chairman, provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In conjunction with Mr. Henning as the independent Lead Director, Michael Dunlap sets the Board agendas with Board and management input, facilitates communication among directors, works with Mr. Henning to provide appropriate information flow to the Board, and presides at meetings of the Board of Directors and shareholders. Mr. Henning works with Michael Dunlap and other Board members to provide strong, independent oversight of the Company's management and affairs. Among other things, Mr. Henning is involved in the development of Board meeting agendas as well as the quality, quantity, and timeliness of information sent to the Board, serves as the principal liaison between Michael Dunlap and the independent directors, and chairs an executive session of the Non-Employee Directors at most regularly scheduled Board meetings. This structure allows the Company to optimize the roles of Chairman, CEO, and independent Lead Director and follow sound governance practices.

Board Committees

The Board uses committees to assist it in the performance of its duties. During 2025, the standing committees of the Board were the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, and Executive Committee. All Board committees, other than the Executive Committee, operates pursuant to a formal written charter, approved by the Board, which sets forth the committees' functions and responsibilities. Each committee charter is posted on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" and is available in print to any shareholder who requests it. The purposes of each committee and their members are set forth below.

Audit Committee

During 2025, the Audit Committee was composed of Ms. Bansal and Messrs. Graff, Henning, and Peterson. The Committee held six meetings in 2025. Each member of the Audit Committee during 2025 was (1) "independent" in accordance with NYSE and SEC rules and regulations and (2) sufficiently financially literate to enable them to discharge the responsibilities of an Audit Committee member. The Board has determined that all of the members of the Audit Committee during 2025 had accounting and related financial management expertise which qualified each of them as an "audit committee financial expert," as defined in the applicable SEC rules and regulations. Effective March 23, 2026, Mr. Peterson resigned from the Board and the Audit Committee. As of the date of the mailing of this proxy statement, the Audit Committee is composed of Ms. Bansal and Messrs. Graff and Henning.

The Audit Committee provides assistance to the Board of Directors in its oversight of the integrity of the Company's financial statements, the Company's system of internal controls, the Company's policy standards and guidelines for risk assessment and risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with other regulatory and legal requirements. The Audit Committee discusses with management and the independent auditor the Company's annual audited financial statements, including the Company's disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its filings with the SEC, and recommends to the Board of Directors whether such audited financial statements should be included in the Company's annual report on Form 10-K. The Audit Committee also selects the independent auditors for the next year and presents such selection to the shareholders for ratification.

People Development and Compensation Committee

During 2025, and as of the date of the mailing of this proxy statement, the People Development and Compensation Committee was composed of Mses. Bansal, Rath, and Van Deun. The Committee held four meetings in 2025. Each member of the People Development and Compensation Committee during 2025 was "independent" in accordance with NYSE and SEC rules and regulations. The People Development and Compensation Committee oversees the Company's compensation and benefit policies, succession planning, and leadership and people development. The Company's compensation policies are designed with the goal of maximizing the success of our customers, associates, and shareholder value over the long term. The People Development and Compensation Committee believes this goal is best realized by utilizing a compensation program which serves to attract and retain superior executive talent by providing management with performance-based incentives and closely aligning the financial interests of management with those of the Company's shareholders. The level of compensation is based on numerous factors, including achievement of results and financial objectives established by this Committee and the Board of Directors. See "Executive Compensation."

Compliance Committee

During 2025, the Compliance Committee was composed of Mses. Bansal and Van Deun, and Messrs. Matthew Dunlap and Peterson. The Committee held four meetings in 2025. The Compliance Committee has principal oversight responsibility with respect to the Company's Compliance Management Program, including approval of applicable corporate policies, ensuring adequate resources are available for training and communications, ensuring the Program is designed to adequately address consumer complaints and other compliance issues, and receiving periodic reporting from management regarding compliance activities. The members of the Compliance Committee, during 2025, other than Matthew Dunlap, were independent directors as defined by NYSE rules. Effective March 23, 2026, Mr. Peterson resigned from the Board and the Compliance Committee. As of the date of the mailing of this proxy statement, the Compliance Committee is composed of Mses. Bansal and Van Deun, and Mr. Matthew Dunlap.

Nominating and Corporate Governance Committee

During 2025, and as of the date of the mailing of this proxy statement, the Nominating and Corporate Governance Committee was composed of Mses. Farrell, Rath, and Van Deun. The Committee held four meetings in 2025. Each member of the Nominating and Corporate Governance Committee during 2025 was "independent" as determined in accordance with NYSE and SEC rules and regulations. The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified nominees to serve on the Company's Board of Directors, identifying members of the Board to serve on each Board committee, overseeing the evaluation by the Board of itself and its committees, identifying individuals to serve as officers of the Company and recommending such individuals to the Board, as well as developing and overseeing the Company's internal corporate governance processes. The Nominating and Corporate Governance Committee reviews related party transactions in accordance with the written policies and procedures adopted by the Board of Directors for the Committee's review of related party transactions, and takes such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate.

In considering whether to recommend any candidate for election to the Board, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in our Corporate Governance Guidelines. These criteria include, among other items, independence, integrity, understanding the Company's corporate philosophy, valid business or professional knowledge, proven record of accomplishment with excellent organizations, ability to challenge and stimulate management, and willingness to commit time and energy. In accordance with our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professional skills, and backgrounds. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. The Board is committed to a thorough process to identify those individuals who can best contribute to the Company's continued success. As part of this process, the Nominating and Corporate Governance Committee will continue to take all reasonable steps to identify and consider for Board membership all candidates who satisfy the business needs of the Company at the time of appointment. Nominees are not discriminated against on the basis of race, gender, religion, national origin, sexual orientation, disability, or any other basis proscribed by law.

The Nominating and Corporate Governance Committee has been given the responsibility to take all reasonable steps to identify and evaluate nominees for director and has adopted a policy requiring it to consider written proposals for director nominees received from shareholders of the Company. No such proposals were received during 2025 from a beneficial owner of more than 5% of Nelnet's stock (other than current management). There is no difference in the manner in which the Committee evaluates director nominees based on whether the nominee is recommended by a shareholder. All of the nominees identified in this proxy statement have been recommended by the Committee.

When seeking candidates for director, the Nominating and Corporate Governance Committee solicits suggestions from incumbent directors, management, shareholders, and others. The Committee has authority under its charter to retain a search firm for this purpose. If the Committee believes a candidate would be a valuable addition to the Board of Directors, it recommends his or her candidacy to the full Board of Directors.

The Company's Bylaws include provisions setting forth the specific conditions under which persons may be nominated by shareholders for election as directors at an annual meeting of shareholders. The provisions include the condition that nominee proposals from shareholders must be in writing and that shareholders comply with the time-frame requirements described under "Other Shareholder Matters - Shareholder Proposals for 2027 Annual Meeting" for shareholder proposals not included in the Company's Proxy Statement. A copy of such provisions is available upon written request to: Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Company's Bylaws are also posted on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents."

Risk and Finance Committee

During 2025, the Risk and Finance Committee was composed of Ms. Farrell and Messrs. Matthew Dunlap, Graff, Henning, and Peterson. The Committee held four meetings in 2025. The Risk and Finance Committee has principal oversight responsibility with respect to the Company's enterprise-wide risk management framework, including the significant strategies, policies, procedures, and systems used to identify, assess, measure, and manage the major risks facing the Company and oversight of the Company's material financial matters, including capital management, funding strategy, investments, and acquisitions that are material to the Company's business. In addition, the Risk and Finance Committee oversees various aspects of the Company's initiatives, procedures, controls, plans, and other measures related to cybersecurity risks, including measures designed to prevent, detect, and respond to cybersecurity threats. The members of the Risk and Finance Committee, during 2025, other than Matthew Dunlap, were independent directors as defined by NYSE rules. Effective March 23, 2026, Mr. Peterson resigned from the Board and the Risk and Finance Committee. As of the date of the mailing of this proxy statement, the Risk and Finance Committee is composed of Ms. Farrell and Messrs. Matthew Dunlap, Graff, and Henning.

Executive Committee

During 2025, and as of the date of the mailing of this proxy statement, the Executive Committee was composed of Ms. Farrell and Messrs. Michael Dunlap and Henning. The Executive Committee held no formal meetings in 2025. The Executive Committee exercises all of the powers of the full Board in the management of the business and affairs of the Company during the intervals between meetings of the full Board, subject only to limitations as the Board may impose from time to time, or as limited by applicable law.

Meetings of the Board

The full Board of Directors held five meetings in 2025. All directors attended at least 75% of the meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders

The Company does not have a policy regarding director attendance at the annual meetings of shareholders. All directors attended the prior year's annual meeting of shareholders.

Director Compensation Overview

The Company's compensation program for directors (except for Michael Dunlap, who does not receive any compensation for Board or committee service) is designed to reasonably compensate directors for their service on the Board of Directors and its committees, in amounts commensurate with their roles and involvement, and taking into consideration the significant amount of time they devote in fulfilling their duties in view of the Company's size, complexity, and risks, as well as the experience and skill levels required of members of the Board. The Company intends to compensate its directors in a manner that attracts and retains high quality Board members, and ensures that their interests are aligned with the shareholders. The People Development and Compensation Committee reviews the compensation program for directors on an annual basis and makes recommendations regarding the program to the Board.

In addition to the various components of the Company's compensation program for directors discussed under the "Director Compensation Elements," "Director Compensation Table for Fiscal Year 2025," and "Share Ownership Guidelines for Board Members" captions below, the Company has a policy prohibiting members of the Board of Directors from short sales of the Company's stock, buying or selling call or put options or other derivatives related to the Company's stock, or engaging in hedging or monetization transactions with respect to any of their direct or indirect interest in the Company's stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. The Company's policy also requires members of the Board who wish to buy or sell the Company's stock to do so only through Rule 10b5-1 stock trading plans, and limits the use of margin accounts or other pledge arrangements by Board members with respect to the Company's stock. See "Executive Compensation" - "Compensation Discussion and Analysis" - "Prohibition on Hedging and Short Sales, and Limits on Share Pledging."

Director Compensation Elements

Directors are primarily compensated through an annual retainer in the base amount of $150,000 for each director. An additional annual retainer of $10,000 is paid to directors who serve as members on each of the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, or Executive Committee, as applicable. The Chair of the Audit Committee is also paid an additional $12,500 annual retainer fee. Directors are also compensated for Board meeting and committee meeting attendance, earning $1,000 for each Board and committee meeting attended. As indicated above, Michael Dunlap does not receive any consideration for participation in Board or committee meetings.

The Company has a Directors Stock Compensation Plan that was approved by the Board of Directors and shareholders, pursuant to which Board members can elect to receive their annual retainer fees in the form of cash or in shares of the Company's Class A common stock. Under the plan, if a Director elects to receive Class A common stock, the number of shares that will be granted will be equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the Board of Directors. Any dividends paid in respect of deferred shares during the deferral period will also be deferred in the form of additional shares and paid out at termination of service on the Board of Directors. This plan may be amended or terminated by the Board of Directors at any time, but no amendment or termination will adversely affect a Director's rights with respect to previously deferred shares without the consent of the Director.

Other Compensation

The Company offers health, dental, and vision insurance coverage benefits under the Company's insurance plans to Non-Employee Directors who do not currently participate in another similar group insurance plan. Such insurance coverage is provided on generally the same terms and conditions that apply to employees of the Company. If a Non-Employee Director elects to participate in such plans, the Non-Employee Director pays the full cost of the insurance coverage (which for an employee is shared by the Company and the employee).

The Company offers a matching gift program in which all employees with at least six months of tenure and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an employee or Board member contributes in cash and securities to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. The total maximum dollar amount payable under the program is $25,000 per director or employee per calendar year.

Director Compensation Table for Fiscal Year 2025

The following table sets forth summary information regarding compensation of Directors for the fiscal year ended December 31, 2025.

| | 2025 Compensation | | | |
Director name	Fees paid in cash ($) (a)	Stock awards ($) (b)	Matching gift program ($) (c)	Total ($)
Preeta D. Bansal	19,000	211,856	25,000	255,856
Matthew W. Dunlap (d)	184,000	—	—	184,000
Michael S. Dunlap (e)	—	—	—	—
Kathleen A. Farrell	14,000	211,856	—	225,856
David S. Graff	16,000	200,049	—	216,049
Thomas E. Henning	16,000	226,587	25,000	267,587
Adam K. Peterson	19,000	211,856	25,000	255,856
Kimberly K. Rath	14,000	200,049	—	214,049
Jona M. Van Deun	18,000	211,856	3,000	232,856

(a) Amounts represent cash paid to Board members for attendance at Board and committee meetings. Amount for Matthew Dunlap also includes annual retainer fees ($170,000).

(b) Each of the Non-Employee Directors elected to receive their annual retainer fees for 2025 in the form of awards of the Company's Class A common stock or deferred shares under the Directors Stock Compensation Plan, which awards are within the scope of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). As such, the amounts under "stock awards" in the table above represent the grant date fair value of the stock or deferred shares computed in accordance with FASB ASC Topic 718 based on the closing market price of the Class A common stock of $112.45 per share on June 13, 2025, the trading day immediately preceding the date of issuance. Under this plan, the Company uses 85% of such closing market price of the Class A common stock on the date immediately preceding the date the annual retainer fees are payable to calculate the number of shares to be issued under this plan. Additional information about the Company's accounting for stock-based compensation under FASB ASC Topic 718 can be found in Note 2 - "Summary of Significant Accounting Policies and Practices - Compensation Expense for Stock Based Awards" and Note 22 - "Stock Based Compensation Plans - Directors Compensation Plan" of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

(c) Amounts represent matching contributions by the Company to charitable organizations during 2025 under the Company's matching gift program.

(d) In addition to Matthew Dunlap's compensation as a member of the Board of Directors as reflected in the table above, he is also an employee and executive officer of the Company. Matthew Dunlap's total compensation as an employee and board member of the Company for the year ended December 31, 2025 was $1.21 million which includes (i) $184,000 in director compensation reported in the table above, (ii) a salary of $500,000, (iii) a bonus paid in 2026 for services rendered in 2025 of $500,000, and (iv) approximately $25,000 in other compensation.

(e) Michael Dunlap, who is an employee and Executive Chairman of the Company, does not receive any compensation for Board or committee service. Mr. Dunlap's total compensation as an employee of the Company for the year ended December 31, 2025 was approximately $831,000 which includes a salary of $400,000, a bonus paid in 2026 for services rendered in 2025 of $400,000, and other compensation totaling approximately $31,000.

Share Ownership Guidelines for Board Members

The People Development and Compensation Committee of the Board of Directors believes that Board members should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of Board members with the Company's shareholders, the Committee has recommended and the Board has adopted Share Ownership Guidelines for Board members. Under these guidelines, each Director is encouraged to own shares of the Company's Class A common stock with a value of 50% of the amount obtained by multiplying the base annual retainer fee ($150,000) by the number of years the Director has served on the Board. As of February 27, 2026, all Directors owned an amount of shares in excess of that suggested by the guidelines.

EXECUTIVE OFFICERS

Under the Company's Bylaws, each executive officer holds office for a term of one year or until his or her successor is elected and qualified. The executive officers of the Company are elected by the Board of Directors at its meeting immediately following the annual meeting of shareholders.

The following sets forth the executive officers of the Company, including their names, their ages, their positions with the Company, and if different, their business experience during the last five years.

See "Proposal 1 - Election of Directors" for biographical information regarding Michael Dunlap and Matthew Dunlap.

Terry J. Heimes, 61
- Chief Operating Officer, Nelnet, Inc., January 2014 - present
- Chief Financial Officer, Nelnet, Inc., October 1998 - December 2013

James D. Kruger, 63
- Chief Financial Officer, Nelnet, Inc., January 2014 - present
- Controller, Nelnet, Inc., October 1998 - December 2013

William J. Munn, 58
- Corporate Secretary, Chief Governance Officer, and General Counsel, Nelnet, Inc., September 2006 - present

Jeffrey R. Noordhoek, 60
- Chief Executive Officer, Nelnet, Inc., January 2014 - present
- President, Nelnet, Inc., January 2006 - December 2013

Emily R. Olinger, 43
- Chief People Services Officer, Nelnet Inc., March 2024 - present
- Chief People Officer, Monolith, March 2022 - February 2024
- Chief People Officer, Spreetail, September 2015 - February 2022

Timothy A. Tewes, 67
- President, Nelnet, Inc., January 2014 - present
- Chief Executive Officer, Nelnet Business Services, Inc., a subsidiary of Nelnet, Inc., May 2007 - present
- President, Nelnet Business Services, Inc., May 2007 - December 2013

DeeAnn K. Wenger, 55
- President, Nelnet Business Services, Inc., December 2013 - present
- Managing Director of Product, Nelnet Business Services, November 2012 - December 2013

On January 15, 2026, Mr. Tewes notified the Company of his intention to retire effective June 30, 2026.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis (CD&A), we provide a detailed description of our executive compensation philosophy and program for our named executive officers (the "Named Executive Officers") for fiscal 2025:

Name	Title
Jeffrey R. Noordhoek	Chief Executive Officer
Terry J. Heimes	Chief Operating Officer
James D. Kruger	Chief Financial Officer
Timothy A. Tewes	President
DeeAnn K. Wenger	President, Nelnet Business Services

Executive Summary

This CD&A describes the key principles and measures that underlie the Company's executive compensation policies for the Named Executive Officers. The Company's stated compensation philosophy is clear and consistent, that it pays for performance. Its Named Executive Officers are accountable for the performance of the Company and the business segment or segments they manage, and are compensated based on that performance.

For 2025, the Company had net income, excluding derivative market value adjustments, of $435.4 million, or $11.98 per share. Net income, excluding derivative market value adjustments, and the corresponding per share measure are non-GAAP financial measures, and there is no comprehensive, authoritative guidance for the presentation of these measures. For information on how these measures are calculated from the Company's financial statements, reconciliations to the most directly comparable financial measures under GAAP, and other information about these measures, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments on page 34 of the Company's 2025 Annual Report on Form 10-K filed with the SEC on February 26, 2026. The Company's financial results for 2025 were strong as compared with recent historical years and the Company continued to execute on its key objectives of growing its core businesses, driving diversification both within and outside of its historical core education-related businesses, and improving customer experiences. The Company believes that its executive compensation program contributes to a high-performance culture where executives deliver results that drive sustained growth and total compensation is meaningfully impacted by the Company's performance.

The following discussion summarizes the Company's executive program, philosophy, objectives, and process considered in determining compensation for its Named Executive Officers.

People Development and Compensation Committee Governance and Processes

The Company's Board of Directors has designated the People Development and Compensation Committee (referred to in this CD&A as the "Committee") to assist the Board in discharging its responsibilities relating to:

- determining and administering the compensation of the Named Executive Officers and other executive officers of the Company

- administering certain compensation plans, including stock, incentive, and commission compensation plans

- assessing the effectiveness of succession planning relative to key executive officers of the Company

- reviewing, approving, and overseeing certain other benefit plans

The Committee consists solely of independent members (as defined by NYSE rules) of the Board of Directors, and operates under a written charter adopted by the Board. It is the Committee's policy that all of the Company's compensation plans and practices shall comply with applicable laws, rules, and regulations.

As discussed below, the Committee works with members of management to ensure a strong company culture and robust practices for people development and executive compensation exist, in order to deliver quality products and services and serve the Company's multiple stakeholders - customers, employees, shareholders, and the communities in which it operates. The Committee reviews and approves the Company's compensation framework and specific executive compensation determinations. The Committee also coordinates with the Board of Directors to monitor the performance of the Named Executive Officers throughout the year to ensure that the compensation being provided meets the performance incentive objectives of the Company's compensation framework.

Role of Management in Recommending Executive Compensation

The executive officers of the Company are directed by the Committee to develop, recommend, and administer in a consistent manner, compensation objectives and programs for the Committee to consider and approve. As part of this process, each year the executive officers review and propose updates as necessary to the Company's compensation philosophy and strategy statement, and develop a proposed compensation framework. The executive officers are also tasked with ensuring that the objectives of the programs are aligned with the Company's long-term strategy. The Executive Chairman makes compensation recommendations for himself and the Named Executive Officers for the Committee's review and approval.

Objectives of Executive Compensation

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and employees (referred to by the Company as associates), is that the Company will pay fair, competitive, and equitable compensation that is designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both the individual's performance and the performance of their respective business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging ownership, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive compared to select industry surveys, internally consistent, and aligned with the philosophy of a performance-based organization. The Company believes this approach will enable it to attract, retain, develop, and motivate the talent required for the Company's long-term success, encourage the creation of shareholder value, and recognize high levels of associate performance.

To build a strong work environment and culture that encourages innovation, development, and high performance, the Company structures its total compensation to be comprised of:

Element	Purpose	Characteristics
Base salary	Competitive cash compensation to retain and attract executive talent.	Fixed cash compensation based upon the scope and complexity of the role, individual experience, performance, and market competitiveness. Reviewed annually and adjusted as warranted.
Annual performance-based incentive bonuses	Drive the achievement of key short-term business results and recognize individual contributions to these results.	Primary mode to differentiate compensation based on performance. Annual incentives based on a combination of financial metrics and individual goals. Potential cash-equity mix through performance-based incentive program stock election framework.
Restricted stock awards	Promote long-term focus on shareholder value, serve as an important retention tool, and encourage equity stake in the Company.	Equity-based compensation subject to vesting periods, or other restrictions on sale, generally for three to ten years.
Health, retirement, and other benefits	Designed to provide competitive health insurance options and income replacement upon retirement, death, or disability.	Benefits for Named Executive Officers are the same as those available to all associates.
Intrinsic rewards	Non-cash rewards to increase engagement, provide opportunities for individual growth, and subsidize learning initiatives.	Professional training and development, coaching, mentoring, tuition reimbursement, and community activity support.

The annual and long-term performance measures used by the Compensation Committee in reviewing and determining executive compensation are reflected in the Executive Officers Incentive Compensation Plan described below.

Summary of Executive Compensation Policies and Practices

What we do	What we don't do
Pay for performance	No employment contracts
Periodically utilize external, independent compensation consulting firm(s)	No significant additional perks to executive officers
Mitigate undue risk in compensation programs	No individual change in control/severance compensation arrangements
Maintain minimum vesting periods for stock awards	No stock options
Consider market data across industries to obtain a general sense of current compensation practices and decisions	
Prohibit hedging and short sales of stock	
Provide for clawback of incentive-based compensation	

Compensation Policies and Practices - Risk Management

The Committee and executive officers review incentive compensation arrangements to ensure that the arrangements do not encourage associates to take unnecessary and excessive risks. This risk assessment process includes a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to the Company's strategy. A balance between Company and business segment performance is required to protect against unnecessary risks being taken. Based on their review and evaluation of the Company's compensation policies and practices for its associates, the Committee, the executive officers, and the Company's Enterprise Risk Management team believe that the Company's policies and practices do not create inappropriate or unintended significant risks that are reasonably likely to have a material adverse effect on the Company.

Prohibition on Hedging and Short Sales, and Limits on Share Pledging

The Company has a policy prohibiting members of the Board of Directors and all associates and officers, including senior management, from engaging in short sales of the Company's stock or buying or selling call or put options or other derivatives related to the Company's stock. The policy also prohibits these persons from engaging in hedging or monetization transactions with respect to any of their direct or indirect interest in the Company's stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. The policy discourages Board members, officers, and associates from holding the Company's stock in a margin account or otherwise pledging the Company's stock as collateral for a loan, unless such activity receives the prior approval of the Company, which may be granted in the Company's discretion if the individual can clearly demonstrate the financial capacity and the ability to promptly meet a margin call or repay the loan without resorting to the pledged stock. In addition, such margin account or other pledge arrangements by a Board member or an officer are limited by the policy to no more than 25% of such individual's total shares of the Company's stock held.

Clawback Policy

The Company has an Incentive Compensation Clawback Policy (the "Clawback Policy"), which covers the Company's current and former officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other senior executive otherwise designated by the People Development and Compensation Committee or the Board, including all of the Named Executive Officers (each a "Covered Executive"). Under the Clawback Policy, if there is a restatement of the Company's financial results, certain incentive-based compensation paid or awarded to the Company's current and former officers subject to Section 16 of the Exchange Act will be subject to repayment or return if the amount of such compensation was calculated based upon the achievement of financial results that were the subject of the restatement and the amount of such compensation that would have been received by such officers would have been lower than the amount actually awarded had the financial results been properly reported.

Additionally, the Clawback Policy permits the Board to seek recovery of equity compensation, severance compensation, and cash incentive-based compensation previously paid to a Covered Executive if the Board determines that (i) the Company is required to undertake an accounting restatement due to the Company's material noncompliance, as a result of misconduct by a Covered Executive, with any financial reporting requirement under the U.S. federal securities laws, (ii) a Covered Executive engages in misconduct, or (iii) a Covered Executive breaches in any material respect a restrictive covenant set forth in any agreement between the Covered Executive and the Company, including but not limited to, a breach in any material respect of a confidentiality provision.

Insider Trading Policy

The Company has an insider trading policy governing the purchase, sale, gifting, and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. In addition to our insider trading policy, the Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and NYSE listing standards applicable to the Company. A copy of our insider trading policy was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Say on Pay

The Company has determined, consistent with the preference expressed by the Company's shareholders at the 2023 annual meeting of shareholders and the related prior recommendation by the Board of Directors, that it is important for the shareholders to have an opportunity to cast an advisory vote on executive compensation on an annual basis as a means to express their views regarding the Company's executive compensation philosophy, plans, programs, policies, and decisions, all as disclosed in the Company's proxy statement. Accordingly, shareholders will have the opportunity to cast an advisory vote on executive compensation at this year's annual meeting. See Proposal 4 in this proxy statement with respect to a shareholder advisory vote on the compensation of the Company's Named Executive Officers as disclosed in this proxy statement. Although the shareholder vote on this proposal is non-binding, the Committee will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Consideration of Prior Say on Pay Votes

In making executive compensation determinations, the Committee has also considered the results of last year's advisory shareholder vote approving the compensation of the Company's Named Executive Officers as disclosed in the proxy statement for the 2025 annual meeting of shareholders. At the 2025 annual meeting, the Company's shareholders overwhelmingly approved such executive compensation by 99.9% of the votes cast. These voting results, and similar previous say on pay voting results, have strongly communicated the shareholders' endorsement of the Committee's decisions and policies to date. The Board of Directors and the Committee reviewed these final vote results and determined that, given the significant level of support from the shareholders, no significant changes to the Company's executive compensation plans, practices, and policies were necessary at this time based on the say on pay vote results. The Committee will continue to consider the results from this year's and future advisory shareholder votes regarding the Company's executive compensation programs.

Use of Compensation Consultant

To assist in establishing and maintaining a competitive overall compensation program, the Committee periodically engages a nationally recognized compensation consulting firm to review the compensation levels and practices for the most highly compensated executive officers of the Company, and compare those to the compensation levels and practices for executives holding comparable positions within select industries and companies. Through comparisons of the base salaries, the annual performance-based incentives, other benefit programs, and total compensation for the Company's executive officers (including the Named Executive Officers), the consultant's analysis is used to develop a complete executive compensation package that is designed to be competitive in the marketplace. The study is also used by the Committee to identify potential gaps or inconsistencies in total compensation and to identify appropriate compensation levels and compensation design features and trends. The study is conducted as part of the Committee's oversight of the Company's continuing efforts to attract, retain, and motivate top executive talent that will drive the Company's performance results.

In 2025, the Committee engaged Towers Watson as its independent compensation consultant to review executive compensation at the Company. Towers Watson compared the Company's executive compensation to three market perspectives, including the general industry, financial services, and the high-tech industry. The result of this review showed that total direct compensation for executives at the Company is conservative in relation to each market perspective examined. In connection with the 2025 engagement of Towers Watson, the Committee determined that Towers Watson does not perform any other services for the Company or have any relationship that would raise a conflict of interest or impair the independence of Towers Watson with respect to its 2025 services or its expected future services for the Committee. In making this determination, the Committee discussed and considered the following factors: (i) the fact that Towers Watson does not perform any other services for the Company; (ii) the amount of fees received by Towers Watson from the Company as a percentage of the total revenue of Towers Watson; (iii) the policies and procedures of Towers Watson that are designed to prevent conflicts of interest; (iv) any business or personal relationship between any individual Towers Watson consultant involved in the engagement by the Committee and a member of the Committee; (v) any stock of the Company owned by an individual Towers Watson consultant involved in the engagement; and (vi) any business or personal relationship between Towers Watson or any individual Towers Watson consultant involved in the engagement and any executive officer of the Company.

When developing the proposed compensation framework for the Committee to consider each year, the executive officers also review broad-based third party surveys of executive compensation to obtain a general sense of current compensation levels and practices in the marketplace. These reviews are based on information from various publicly available databases and publications. The purpose of these reviews is to ensure compensation is aligned with the market for comparable jobs so the Company can continue to attract, retain, motivate, and reward qualified executives. In addition, the internal committee considers the average salary adjustments anticipated in the marketplace each year, and develops proposed target increases for the Company's Named Executive Officers accordingly. In this way, the Company seeks to ensure that any changes to compensation are appropriate and reflect material changes in the market.

Elements of Executive Compensation

The Company's Named Executive Officers are compensated with a combination of annual base salary, annual performance-based incentive bonus payments, and the issuance of shares of the Company's Class A common stock, which are typically restricted from sale for some period of time. In determining levels of compensation, the Committee and the Executive Chairman work together to establish targeted total compensation for each executive and then allocate that compensation among base salary, performance-based incentive compensation, and restricted stock awards.

Each element of compensation is designed to be competitive with comparable companies and to align management's incentives with the long-term interests of the Company's shareholders. The Committee considers the Executive Chairman's recommendations and determines the amount of each element of compensation by reviewing the current compensation mix for each of the Named Executive Officers in view of the Company's performance, the Company's long-term objectives, and the scope of that executive's responsibilities. The Committee seeks to achieve an appropriate balance between base salaries, annual performance-based bonus incentives, and longer-term equity incentives for all of the Company's Named Executive Officers. See "Objectives of Executive Compensation" above for a summary of the various elements of executive compensation. Further details are provided below.

Base Salaries

Base salaries for the Company's Named Executive Officers are based on an evaluation of individual responsibilities of each person, market comparisons from publicly available compensation surveys to obtain a general sense of current compensation levels and practices in the marketplace, and an assessment of each individual's performance. Changes in base salaries of Named Executive Officers depend on projected changes in the external market as well as individual contributions to the Company's performance.

Base salaries for the Company's Named Executive Officers, with the exception of Ms. Wenger, were increased by 4.24% for 2025. Ms. Wenger's base salary increased by 6.91% for 2025. The executives' salary adjustments reflected the Committee's determination of amounts appropriate to maintain the competitiveness of the base salary levels for the officer positions, while also taking into consideration average annual marketplace salary adjustments. As President of Nelnet Business Services, Ms. Wenger's 2025 salary increase reflected this segment's strong financial and operational performance in 2024.

Executive Officers Incentive Compensation Plan

The Executive Officers Incentive Compensation Plan (the "Incentive Compensation Plan"), which was approved by the Board of Directors and shareholders, provides the Company's executive officers with an opportunity to earn performance-based incentive compensation that aligns their interests with the interests of shareholders, including the achievement of long-term strategic business objectives.

The Incentive Compensation Plan, which is administered by the Committee, provides for performance-based awards of incentive compensation for a performance period of a calendar year or such other period established by the Committee in its sole discretion. The performance measures upon which incentive compensation under the Incentive Compensation Plan is based are generally described as follows:

- Levels of earnings per share; net income; income before income taxes; net interest income; earnings per share or net income excluding derivative market value and other adjustments as the Committee deems appropriate in the Committee's sole discretion; revenues from fee-based businesses (including measures related to the diversification of revenues from fee-based businesses and increases in revenues through both organic growth and acquisitions); federally insured student loan assets; private education loan assets; consumer and other loan assets; and total assets;

- Return on equity (including return on tangible equity), return on assets or net assets, return on capital (including return on total capital or return on invested capital), return on investments, and ratio of equity to total assets;

- Student loan servicing and other education finance or service customer measures (including loan servicing volume and service rating levels under contracts with the Department of Education (the "Department"));

- Success or progress made in efforts to obtain new contracts with the Department, as well as other loan servicing business;

- Cash flow measures (including cash flows from operating activities, cash flow return on investment, assets, equity, or capital, and generation of long-term cash flows (including net cash flows from the Company's securitized loan portfolios));

- Market share;

- Customer satisfaction levels, and employee engagement, productivity, retention, and satisfaction measures;

- Operating performance and efficiency targets and ratios, as well as productivity targets and ratios;

- Levels of, or increases or decreases in, operating margins, operating expenses, and/or nonoperating expenses;

- Business segment, division, or unit profitability and other performance measures (including growth in customer base, revenues, earnings before interest, taxes, depreciation and amortization, and segment profitability, as well as management of operating expense levels);

- Acquisitions, dispositions, projects, or other specific events or transactions (including specific events or transactions intended to enhance the long-term strategic positioning of the Company);

- Performance of investments;

- Regulatory compliance measures; or

- Any other criteria as determined by the Committee in its sole discretion.

The Incentive Compensation Plan provides that in no event shall the amount paid under the Incentive Compensation Plan to a participant with respect to any calendar year exceed 150% of that participant's base salary for that year.

While the Company strives for overall consistency in executive compensation, the Named Executive Officers' potential incentive bonus amounts can vary by business segment due to differences in roles, business models, and business performance. Incentives are generally positioned to be within a median range of the marketplace based on available broad based data.

The Company's 2025 annual performance-based incentive bonuses were paid, at the Named Executive Officers' option, as either 100% cash, 100% stock, or 25%, 50%, or 75% stock with the remaining percentage paid in cash. Those electing stock also received an additional number of shares representing 15% of the amount of their bonus they elected to receive in stock, in order to promote increased and continued share ownership. All shares issued as part of the incentive bonus awards were issued pursuant to the Company's Restricted Stock Plan discussed below, and were fully vested but may not be sold for three years from the date of issuance.

Performance of Named Executive Officers for 2025

In 2025, the Committee established performance goals for the Company and its operating segments utilizing certain of the performance measures under the Incentive Compensation Plan referred to above and described in more detail below, and in early 2026 the Committee reviewed the performance of the Executive Officers (including the Named Executive Officers) for 2025 under the terms of the Incentive Compensation Plan in establishing incentive awards for each Executive Officer (including the Named Executive Officers). No specific quantitative/objective performance targets or formulas were set or used in establishing the performance goals. For 2025, the Committee evaluated the performance of the Named Executive Officers against the Incentive Compensation Plan measures described above, taking into account a broad range of Company, strategic, and individual performance factors, including, among others:

- Strong financial performance, including solid earnings results for 2025 and meaningful growth in book value per share.

- Execution of strategic corporate actions, including a partial redemption of the Company's ownership interest in ALLO, resulting in the recognition of a significant gain, and the exit from the solar construction business.

- Strategic acquisitions, notably entering into an agreement to acquire a Canadian student loan servicing business that added approximately 2.7 million student loan borrowers (which transaction closed on February 2, 2026).

- Operational execution, including the successful conversion of a significant private student loan servicing portfolio to the Company's platform.

- Long-term value creation, reflected in sustaining substantial estimated future cash flows from the Company's existing loan portfolio and related ownership interests.

- Asset diversification and growth, including expansion of non-FFELP loans and securitized loan residual interests through existing and new strategic partners, as well as originations and purchases through Nelnet Bank.

- Technology and innovation initiatives, including investments in artificial intelligence ("AI") and the development of internal programs to support and advance the Company's AI capabilities.

- Continued diversification of revenue streams and asset types.

- Customer experience outcomes, as reflected in customer satisfaction levels.

- Associate engagement and retention, including achieving an all-time low in associate turnover.

- Individual performance and contributions.

Based on the Named Executive Officers' performance in 2025 and the level of attainment of the 2025 performance goals for the Named Executive Officers, the Committee awarded each of Messrs. Noordhoek, Heimes, Kruger, and Tewes a 2025 annual incentive under the Incentive Compensation Plan of $1,000,000, and awarded Ms. Wenger a 2025 annual incentive under the Incentive Compensation Plan of $500,000, as reflected in the Summary Compensation Table below.

Restricted Stock Plan

The Company maintains a Restricted Stock Plan to reward performance by associates, including the Named Executive Officers. This plan permits the Committee to reward a recipient with an award of shares of the Company's Class A common stock, which, in the Committee's sole discretion, may have vesting requirements or other restrictions. These awards are designed to recognize and reward associates, and to connect the associates' financial interests directly to the Company's performance, thereby encouraging associates to focus their efforts as owners of the Company. As discussed above, shares issued in payment of annual performance-based incentive bonuses and other equity compensation awards are issued under the Restricted Stock Plan. The Company does not grant stock options, since management and the Committee believe that awards of shares of restricted stock are a better method of encouraging associates, including the Named Executive Officers, to focus on the long-term value of the Company.

March 2026 Restricted Stock Awards

Based on various factors the Committee took into consideration with respect to its review of the overall compensation levels for the Named Executive Officers and the objectives of the Company, including among other factors the past performance of these Named Executive Officers and the interests of the Company and its shareholders in continuing to retain and incentivize these Named Executive Officers with stock awards subject to continuing service over a five-year time horizon, on March 10, 2026, the Committee awarded a five-year restricted stock grant to Ms. Wenger of 3,764 shares of Class A common stock and five-year restricted stock grants of 7,527 shares of Class A common stock to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes, under the Restricted Stock Plan. The number of restricted shares granted to Ms. Wenger and to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes was computed as $500,000 and $1,000,000, respectively, divided by the average market closing price for Class A common stock over the five trading day period ended March 5, 2026. These awards are scheduled to vest 20% annually over the following five-year service period. Since these awards were issued in 2026, they are not included in the Summary Compensation Table below.

Employee Share Purchase Plan

The Company also has an Employee Share Purchase Plan (ESPP) that assists all associates, including the Named Executive Officers, in becoming owners and increasing their ownership of the Company. Under the ESPP, associates may purchase up to $25,000 (per year) of shares of the Company's Class A common stock through payroll deductions, at a discount of 15% to the lower of the average market price of the Company's stock on the first and last trading days of each calendar quarter.

Termination or Change-in-Control Compensation

Other than with respect to provisions in restricted stock award agreements for grants of restricted stock whereby any unvested shares of restricted stock will become fully vested upon a termination of employment as a result of death, disability, or retirement after reaching the age of 65, which provisions are generally included in all agreements for restricted stock awards granted to associates, the Company does not have any contracts, agreements, plans, or arrangements with the Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company.

Stock Trading Requirements

The Company has adopted a policy requiring officers who wish to buy or sell the Company's stock to do so only through Rule 10b5-1 stock trading plans. This requirement is designed to enable officers to diversify a portion of their holdings in an orderly manner as part of their retirement and tax planning or other financial planning activities. The use of Rule 10b5-1 stock trading plans serves to reduce the risk that investors will view routine portfolio diversification stock sales by executive officers as a signal of negative expectations with respect to the future value of the Company's stock. In addition, the use of Rule 10b5-1 stock trading plans reduces the potential for concerns about trading on the basis of material non-public information that could damage the reputation of the Company.

Other Compensation

In addition to base salaries and annual performance-based incentive compensation, the Company provides the Named Executive Officers with certain other customary benefits, including health, dental, and vision coverage to assist the Company in remaining competitive for superior talent and to encourage executive retention. A critical aspect of the Company's health benefits program is its focus on associate health and wellness. The Company encourages all associates, including the Named Executive Officers, to take a proactive approach to their personal health and well-being. The Company has implemented wellness programs which encourage and reward associates for healthy habits by offering the opportunity to lower their insurance premiums.

The Company owns a controlling interest in an aircraft due to the frequent business travel needs of the Named Executive Officers and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap owns the remaining interest in the aircraft. Consistent with guidance issued from the

Federal Aviation Administration, the Company can be reimbursed for the pro rata cost of owning, operating, and maintaining the aircraft when used for routine personal travel by certain individuals whose positions with the Company require them to routinely change travel plans within a short time period. Accordingly, the Company allows certain members of executive management to utilize its interest in the aircraft for personal travel when it is not required for business travel. The value of the personal use of the aircraft is computed based on the Company's aggregate incremental costs, which include variable operating costs such as fuel costs, mileage costs, trip-related maintenance and hangar costs, on-board catering, landing/ramp fees, and other miscellaneous variable costs. Any amounts regarding the value of any personal use of the aircraft by a Named Executive Officer are included in the separate table for all other compensation under the Summary Compensation Table below.

The Company also offers the Named Executive Officers other perquisites, including indoor parking and use of Company-sponsored suites at local venues for personal use when not occupied for business purposes.

Tax Treatment of Compensation

The Committee considers and evaluates the impact of applicable tax laws with respect to the Company's executive compensation policies, plans, and arrangements. For example, Section 162(m) of the Internal Revenue Code generally imposes a $1,000,000 limitation on a public company's income tax deductibility in any tax year with respect to compensation paid to any individual who served as the chief executive officer or the chief financial officer at any time during the taxable year and the three other most highly compensated executive officers of the company (other than the chief executive officer or the chief financial officer) for the taxable year, and once an executive becomes covered by Section 162(m), any compensation paid to him or her in future years (including post-employment) becomes subject to the Section 162(m) limitation on tax deductibility. While the Committee considers tax consequences to the Company as a factor when it makes compensation determinations, the Committee reserves discretion to award compensation to the Named Executive Officers that is not deductible under Section 162(m) as the Committee deems appropriate.

Matching Gift Programs

The Company offers a matching gift program in which all associates with at least six months of tenure and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an associate or Board member contributes in cash or securities to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all associates and Board members. The total maximum dollar amount payable under the program is $25,000 per associate or Board member per calendar year. In addition, the Company makes matching donations for contributions by associates to a centralized charitable giving and financial resources program for the local community in which the associate resides. Amounts matched by the Company for the Named Executive Officers and Board members per the provisions of these programs are reflected and discussed in the Named Executive Officer summary compensation table below and the director compensation table under "Director Compensation Table for Fiscal Year 2025" above, respectively.

Conclusion

By ensuring market competitive compensation that is aligned with a performance-based organization philosophy, the Company expects to attract, motivate, and retain the executive talent required to achieve the Company's long-term goals. This is critical, as management and the Committee know that the Company's success hinges on having engaged executives who are committed to the Company.

People Development and Compensation Committee Report

The People Development and Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on this review and discussion, and such other matters deemed relevant and appropriate by the People Development and Compensation Committee, the People Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Respectfully submitted,

Kimberly K. Rath, Chair
Preeta D. Bansal
Jona M. Van Deun

Summary Compensation Table for Fiscal Years 2025, 2024, and 2023

The following table sets forth summary information with respect to the compensation paid and bonuses granted for services rendered by the Company's Chief Executive Officer and Chief Financial Officer, as well as each of the Company's other three most highly compensated executive officers during the year ended December 31, 2025 (collectively, the "Named Executive Officers"). The information presented in the table relates to the fiscal years ended December 31, 2025, 2024, and 2023, except that in accordance with SEC guidance only information relating to the fiscal years ended December 31, 2025 and 2024 is presented for Ms. Wenger, who first became a Named Executive Officer in 2024. Salaries and bonuses are paid at the discretion of the Board of Directors.

		Annual compensation				
Name and principal position	**Year**	**Salary ($)**	**Bonus ($) (a)**	**Stock awards ($) (b)**	**All other compensation ($) (c)**	**Total ($)**
Jeffrey R. Noordhoek Chief Executive Officer	2025	906,921	1,000,000	275,114	61,385	2,243,420
	2024	870,000	650,000	—	35,613	1,555,613
	2023	854,501	450,000	500,013	37,642	1,842,156
Terry J. Heimes Chief Operating Officer	2025	906,921	1,112,592	275,114	73,961	2,368,588
	2024	870,000	650,000	—	70,294	1,590,294
	2023	854,501	450,000	500,013	74,873	1,879,387
James D. Kruger Chief Financial Officer	2025	906,921	1,150,123	275,114	57,503	2,389,661
	2024	870,000	650,000	—	196,059	1,716,059
	2023	854,501	450,000	500,013	41,962	1,846,476
Timothy A. Tewes President	2025	906,921	1,150,123	275,114	44,308	2,376,466
	2024	870,000	650,000	—	201,387	1,721,387
	2023	854,501	450,000	500,013	64,712	1,869,226
DeeAnn K. Wenger President, Nelnet Business Services	2025	500,345	537,531	500,077	57,964	1,595,917
	2024	468,000	500,000	100,041	60,725	1,128,766

(a) Amounts represent bonuses paid in 2026, 2025, and 2024 for services rendered during the 2025, 2024, and 2023 calendar years, respectively. The Company's annual performance-based incentive bonuses were paid, at the executives' option, as either 100% cash, 100% stock, or 25%, 50%, or 75% stock with the remaining percentage paid in cash. Those electing stock for services rendered in 2025 also received an additional number of shares representing 15% of the amount of their bonus they elected to receive in stock, to promote increased and continued share ownership. Stock issued for incentive bonus awards were fully vested, however, the shares issued may not be transferred for three years from the date of issuance. All shares issued as part of the incentive bonus award were issued pursuant to the Company's Restricted Stock Plan. The stock issuances for annual performance bonuses were not made as equity incentive plan awards contemplating future service or performance.

(b) In addition to receiving an annual performance-based incentive bonus as described above, the following stock awards were made:

- On March 10, 2025, each of Messrs. Noordhoek, Heimes, Kruger, and Tewes were awarded five-year restricted stock grants (subject to vesting conditions) of 2,293 shares of Class A common stock under the Restricted Stock Plan, with the number of restricted shares granted to each of these Named Executive Officers computed as $275,000 divided by the average market closing price for the Class A common stock over the five trading day period ended March 6, 2025, which was $119.98. Additionally, on March 10, 2025, Ms. Wenger was awarded a five-year restricted stock grant (subject to vesting conditions) of 4,168 shares of Class A common stock under the Restricted Stock Plan, with the number of restricted shares granted computed as $500,000 divided by the average price of $119.98 as described above.
- On March 8, 2024, Ms. Wenger was awarded a five-year stock grant (subject to vesting conditions) of 1,163 shares of Class A common stock under the Restricted Stock Plan, with the number of restricted shares granted to Ms. Wenger computed as $100,000 divided by the average market closing price for Class A common stock over the five trading day period ended March 5, 2024, which was $86.02.
- On March 10, 2023, each of Messrs. Noordhoek, Heimes, Kruger, and Tewes were awarded five-year restricted stock grants (subject to vesting conditions) of 5,473 shares of Class A common stock under the Restricted Stock Plan, with the number of restricted shares granted to each of these Named Executive Officers computed as $500,000 divided by the average market closing price for Class A common stock over the five trading day period ended March 7, 2023, which was $91.36.

Amounts represent the grant date fair values of the various restricted stock awards (subject to vesting conditions) computed in accordance with FASB ASC Topic 718. Additional information about the Company's accounting for stock-based compensation under FASB ASC Topic 718 can be found in Note 2 - "Summary of Significant Accounting Policies and Practices - Compensation Expense for Stock Based Awards" and Note 22 - "Stock Based Compensation Plans - Restricted Stock Plan" of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

(c)   "All other compensation" for the fiscal year ended December 31, 2025 includes the following:

	All other compensation						
	Employer matching contributions under 401(k) Plan ($)	**Premiums on life insurance ($)**	**Matching gift programs ($) (1)**	**Dividends on restricted stock ($) (2)**	**Personal use of company aircraft ($) (3)**	**Other ($) (4)**	**Total ($)**
Jeffrey R. Noordhoek	14,000	2,322	30,460	13,478	—	1,125	61,385
Terry J. Heimes	14,000	3,775	38,000	13,478	4,008	700	73,961
James D. Kruger	13,800	3,775	23,200	13,478	—	3,250	57,503
Timothy A. Tewes	14,000	4,191	11,510	13,478	—	1,129	44,308
DeeAnn K. Wenger	14,000	2,533	30,000	8,181	—	3,250	57,964

(1)   See "Compensation Discussion and Analysis - Matching Gift Programs" above for a description of these programs.

(2)   The Company's cash dividend payments on its Class A and Class B common stock include dividend payments on unvested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. Dividends paid to the Named Executive Officers on unvested restricted stock are included in the table above.

(3)   See "Compensation Discussion and Analysis - Other Compensation" above for a description of this arrangement.

(4)   Executive officers may receive other perquisites and other personal benefits below the current SEC threshold of $10,000 for reporting.

There were no stock option awards, non-equity incentive plan compensation, or pension or nonqualified deferred compensation earnings for any of the Company's Named Executive Officers during 2025, 2024, or 2023.

Grants of Plan-Based Awards Table for Fiscal Year 2025

The following table sets forth summary information relating to each grant of an award made to the Company's Named Executive Officers in the fiscal year ended December 31, 2025 under the Company's Restricted Stock Plan.

Name	Grant date		Approval of grant by Compensation Committee	Number of shares of stock	Grant date fair value of stock awards ($) (c)
Jeffrey R. Noordhoek	March 10, 2025	(a)	February 10, 2025	2,293	275,114
Terry J. Heimes	March 10, 2025	(a)	February 10, 2025	2,293	275,114
James D. Kruger	March 10, 2025	(a)	February 10, 2025	2,293	275,114
Timothy A. Tewes	March 10, 2025	(a)	February 10, 2025	2,293	275,114
DeeAnn K. Wenger	March 10, 2025	(b)	February 10, 2025	4,168	500,077

(a)   Amounts represent shares of restricted Class A common stock issued on March 10, 2025 to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes pursuant to the Company's Restricted Stock Plan, of which 459 shares vested on March 10, 2026, 459 shares are scheduled to vest on March 10, 2027 and 2029, and 458 shares are scheduled to vest on March 10, 2028 and 2030.

(b)   Amount represents shares of restricted Class A common stock issued on March 10, 2025 to Ms. Wenger pursuant to the Company's Restricted Stock Plan, of which 834 shares vested on March 10, 2026, 834 shares are scheduled to vest on March 10, 2027 and 2029, and 833 shares are scheduled to vest on March 10, 2028 and 2030.

(c)   The Company determined the value of these awards based on the average of the closing market prices for the Company's Class A common stock on February 28, 2025 through March 6, 2025, which was $119.98.

Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2025)

The following table sets forth summary information relating to the outstanding unvested equity awards for the Company's Named Executive Officers as of December 31, 2025.

Name	Stock awards	
	Number of shares of stock that have not vested	**Market value of shares of stock that have not vested ($) (c)**
Jeffrey R. Noordhoek	10,689 (a)	1,421,209
Terry J. Heimes	10,689 (a)	1,421,209
James D. Kruger	10,689 (a)	1,421,209
Timothy A. Tewes	10,689 (a)	1,421,209
DeeAnn K. Wenger	7,426 (b)	987,361

(a) Amount represents (i) 2,293 shares of restricted Class A common stock issued to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes on March 10, 2025 pursuant to the Company's Restricted Stock Plan, of which 459 shares vested on March 10, 2026, 459 shares are scheduled to vest on March 10, 2027 and 2029, and 458 shares are scheduled to vest on March 10, 2028 and 2030, (ii) 3,283 shares of restricted Class A common stock issued to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes on March 10, 2023 pursuant to the Company's Restricted Stock Plan, of which 1,094 shares vested on March 10, 2026, 1,095 shares are scheduled to vest on March 10, 2027, and 1,094 shares are scheduled to vest on March 10, 2028, (iii) 2,420 shares of restricted Class A common stock issued to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes on March 10, 2022 pursuant to the Company's Restricted Stock Plan, of which 1,210 shares vested on March 10, 2026 and 1,210 shares are scheduled to vest on March 10, 2027, and (iv) 2,693 shares of restricted Class A common stock issued to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes on March 10, 2021 pursuant to the Company's Restricted Stock Plan, of which 2,693 shares vested on March 10, 2026.

(b) Amount represents (i) 4,168 shares of restricted Class A common stock issued to Ms. Wenger on March 10, 2025 pursuant to the Company's Restricted Stock Plan, of which 834 shares vested on March 10, 2026, 834 shares are scheduled to vest on March 10, 2027 and 2029, and 833 shares are scheduled to vest on March 10, 2028 and 2030, (ii) 930 shares of restricted Class A common stock issued to Ms. Wenger on March 8, 2024 pursuant to the Company's Restricted Stock Plan, of which 233 shares vested on March 10, 2026, 232 shares are scheduled to vest on March 10, 2027 and 2029, and 233 shares are scheduled to vest on March 10, 2028, (iii) 1,314 shares of restricted Class A common stock issued to Ms. Wenger on March 10, 2023 pursuant to the Company's Restricted Stock Plan, of which 438 shares vested on March 10, 2026 and 438 shares are scheduled to vest on March 10, 2027 and 2028, (iv) 678 shares of restricted Class A common stock issued to Ms. Wenger on March 10, 2022 pursuant to the Company's Restricted Stock Plan, of which 339 shares vested on March 10, 2026 and 339 shares are scheduled to vest on March 10, 2027, and (v) 336 shares of restricted Class A common stock issued to Ms. Wenger on March 10, 2021 pursuant to the Company's Restricted Stock Plan, of which all 336 shares vested on March 10, 2026.

(c) Based on the closing market price of the Company's Class A common stock on December 31, 2025, the last market trading day in the year ended December 31, 2025, of $132.96.

Stock Vested Table for Fiscal Year 2025

The following table sets forth summary information relating to the stock vested for the Company's Named Executive Officers during the fiscal year ended December 31, 2025.

Name	Stock awards	
	Number of shares acquired on vesting	**Value realized on vesting ($) (c)**
Jeffrey R. Noordhoek	4,999 (a)	579,184
Terry J. Heimes	4,999 (a)	579,184
James D. Kruger	4,999 (a)	579,184
Timothy A. Tewes	4,999 (a)	579,184
DeeAnn K. Wenger	1,826 (b)	211,560

(a) Amount represents shares of restricted Class A common stock issued on March 10, 2021, 2022, and 2023 pursuant to the Company's Restricted Stock Plan. All shares vested on March 10, 2025.

(b) Amount represents shares of restricted Class A common stock issued on March 10, 2020, 2021, 2022, and 2023 and March 8, 2024 pursuant to the Company's Restricted Stock Plan. All shares vested on March 10, 2025.

(c) The vesting price for the shares of common stock that vested on March 10, 2025 was $115.86 per share, which was the closing market price of the Company's Class A common stock on March 10, 2025, the scheduled vesting date.

Pay Versus Performance

| Year | Summary compensation table total for CEO ($) | Compensation actually paid to CEO ($)(a) | Average summary compensation table total for non-CEO Named Executive Officers ($)(b) | Average compensation actually paid to non-CEO Named Executive Officers ($)(a)(b) | Value of initial fixed $100 investment based on: | | Net income (in thousands) ($)(e) | Net income, excluding derivative market value adjustments (in thousands) ($)(f) |
					Total shareholder return ($)(c)	Peer group total shareholder return ($)(c)(d)		
2025	2,243,420	2,537,979	2,182,658	2,442,533	197.18	203.47	428,474	435,388
2024	1,555,613	1,805,326	1,539,127	1,750,752	156.89	176.89	184,045	176,351
2023	1,842,156	1,791,032	1,636,444	1,596,230	128.18	135.49	89,826	121,573
2022	2,224,882	2,161,604	1,984,696	1,937,237	130.32	120.81	406,899	231,262
2021	2,732,315	3,047,713	2,302,547	2,539,095	138.69	135.04	393,286	322,748

(a) The following adjustments were made to calculate the compensation actually paid from the compensation included in the summary compensation table for the CEO and non-CEO Named Executive Officers.

Year	Summary compensation table total for CEO ($)	Less: Issuance date fair value of restricted stock awards issued in respective year ($)	Plus: Year-end fair value of restricted stock awards issued during respective year and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards from the end of the prior year of any awards granted in prior years that are outstanding and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards as of the vesting date from the end of the prior year of restricted shares issued in prior years and vested during respective year ($)	Compensation actually paid to CEO ($)
2025	2,243,420	(275,114)	304,877	219,555	45,241	2,537,979
2024	1,555,613	—	—	249,013	700	1,805,326
2023	1,842,156	(500,013)	482,828	(32,690)	(1,249)	1,791,032
2022	2,224,882	(500,016)	549,219	(74,657)	(37,824)	2,161,604
2021	2,732,315	(1,000,059)	1,315,457	—	—	3,047,713

Year	Average summary compensation table total for non-CEO Named Executive Officers ($)	Less: Issuance date fair value of restricted stock awards issued in respective year ($)	Plus: Year-end fair value of restricted stock awards issued during respective year and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards from the end of the prior year of any awards granted in prior years that are outstanding and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards as of the vesting date from the end of the prior year of restricted shares issued in prior years and vested during respective year ($)	Average compensation actually paid to non-CEO Named Executive Officers ($)
2025	2,182,658	(331,355)	367,202	185,966	38,062	2,442,533
2024	1,539,127	(25,010)	31,055	204,983	597	1,750,752
2023	1,636,444	(375,010)	362,121	(26,448)	(877)	1,596,230
2022	1,984,696	(375,012)	411,914	(55,993)	(28,368)	1,937,237
2021	2,302,547	(750,044)	986,592	—	—	2,539,095

(b) The Company's non-CEO Named Executive Officers for 2025 and 2024 were Mr. Heimes, Mr. Kruger, Mr. Tewes, and Ms. Wenger. The Company's non-CEO Named Executive Officers for 2023 were Mr. Heimes, Mr. Kruger, Mr. Tewes, and Mr. Matthew Dunlap. For 2022 and 2021, the Company's non-CEO Named Executive Officers were Mr. Michael Dunlap, Mr. Heimes, Mr. Kruger, and Mr. Tewes.

(c) Total shareholder return assumes a $100 investment on December 31, 2020 in each of the Company's Class A common stock and in the Company's selected peer group, and that all dividends, if applicable, were reinvested. The shareholder return represents past performance and should not be considered an indication of future performance.

(d) The S&P 500 Financials index, which is comprised of approximately 75 companies included in the S&P 500 that are classified as members of the Global Industry Classification Standard financials sector, was selected as the Company's peer group.

(e) The dollar amounts reported represent the amount of net income reflected in our audited financial statements of the applicable fiscal year. The net income amounts for 2023 and 2022 have been updated to reflect the correction of immaterial errors we identified during fiscal 2024, as discussed in the Company's 2024 Annual Report on Form 10-K filed with the SEC on February 27, 2025.

(f) Net income, excluding derivative market value adjustments, is a non-GAAP financial measure, and there is no comprehensive, authoritative guidance for the presentation of this measure. For information on how this measure is calculated from the Company's financial statements, reconciliation to the most directly comparable financial measure for the respective years presented in this table under GAAP, and other information about this measure, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments on page 34 of the Company's 2025 Annual Report on Form 10-K filed with the SEC on February 26, 2026 (for 2025 and 2024), page 40 of the Company's 2024 Annual Report on Form 10-K filed with the SEC on February 27, 2025 (for 2023), and page 39 of the Company's 2022 Annual Report on Form 10-K filed with the SEC on February 28, 2023 (for 2022 and 2021). Net income, excluding derivative market value adjustments, presented for 2022 and 2021 has not been restated for the effects of immaterial corrections to the financial statements referred to in footnote (e) above.

The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the cumulative total shareholder return ("TSR") of the Company and the Peer Group (the S&P 500 Financials index) for 2025, 2024, 2023, 2022, and 2021 is represented by the graph below:



The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the Company's net income for 2025, 2024, 2023, 2022, and 2021 is represented by the graph below:



The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the Company's net income, excluding derivative market value adjustments, for 2025, 2024, 2023, 2022, and 2021 is represented by the graph below:



Most important financial performance measures linked to Executive Compensation:

- Net income, excluding derivative market value adjustments
- Annual growth in Nelnet, Inc. per share book value (with dividends included)

Stock Option, Stock Appreciation Right, Long-Term Incentive, and Defined Benefit Plans

The Company does not have any stock option, stock appreciation right, long-term incentive, or defined benefit plans covering its Named Executive Officers.

Potential Payments Upon Termination or Change-in-Control

Other than with respect to provisions in restricted stock award agreements for certain grants of restricted stock to the Named Executive Officers whereby any unvested shares of restricted stock will become fully vested upon a termination of employment as a result of death, disability, or retirement after reaching the age of 65, which provisions are generally included in all agreements for restricted stock awards granted to employees, the Company does not have any contracts, agreements, plans, or arrangements with the Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company. The summary information related to the outstanding shares of unvested restricted stock including the market value of such unvested shares as of December 31, 2025 can be found in the table above under "Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2025)."

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of the SEC's Regulation S-K, the Company is providing the following information about the relationship of the annual total compensation of the employees of the Company and its consolidated subsidiaries and the annual total compensation of Jeffrey R. Noordhoek, the Company's CEO.

For 2025, the Company's last completed fiscal year:

- the median of the annual total compensation of all employees of the Company and its consolidated subsidiaries (other than the CEO) was $62,738; and

- the annual total compensation of the CEO, as disclosed above in the "Summary Compensation Table for Fiscal Years 2025, 2024, and 2023," was $2,243,420.

Based on this information, for 2025 the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all employees was 36 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of the SEC's Regulation S-K. Given the different methodologies that various public companies may use to compute estimates of their pay ratios, the Company's estimated pay ratio may not be comparable with the estimated pay ratios of other public companies.

For purposes of the pay ratio disclosure, SEC rules permit registrants to identify the median employee once every three years, so long as there have not been significant changes in the registrant's employee population or employee compensation arrangements that the registrant reasonably believes would result in a significant change in the pay ratio disclosure. The Company most recently identified its median employee in 2024. The Company identified no significant changes to its employee population or employee compensation arrangements in 2025 compared to 2024, and as such, used the same median employee identified in 2024 for the 2025 pay ratio calculation. To determine the annual total compensation of the median employee and the CEO in 2025, the methodology and the material assumptions, adjustments, and estimates that the Company used were as follows:

1. Using the median employee identified as described above, the Company combined all of the elements of such employee's compensation for 2025 in accordance with the requirements of Item 402(c)(x) of the SEC's Regulation S-K, resulting in annual total compensation of $62,738.

2. With respect to the annual total compensation of the CEO, the Company used the amount disclosed in the "Total" column of the 2025 row for Mr. Noordhoek in the "Summary Compensation Table for Fiscal Years 2025, 2024, and 2023" included in this Proxy Statement.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Stock Ownership

The authorized common stock of the Company consists of 660,000,000 shares, $0.01 par value per share. The authorized common stock is divided into two classes, consisting of 600,000,000 shares of Class A common stock and 60,000,000 shares of Class B common stock. The Company also has authorized 50,000,000 shares of preferred stock, $0.01 par value per share.

The following table sets forth information as of February 27, 2026, regarding the beneficial ownership of each class of the Company's common stock by:

- each person, entity, or group known by the Company to beneficially own more than five percent of the outstanding shares of any class of common stock
- each of the Named Executive Officers
- each incumbent director and each nominee for director
- all executive officers and directors as a group

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of the Company's common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. The application of these rules results in numerous situations with respect to the Company's shares where more than one beneficial owner is listed for the same shares, as discussed in the footnotes to the following table. For additional information regarding the significant amounts of shares deemed to be beneficially owned by Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen, principal shareholders of the Company, including the significant amounts of shares for which there are more than one beneficial owner listed, see the "Additional Beneficial Ownership Information for Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen" table after the following table.

With respect to the shares for which certain directors have elected to defer delivery of, pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan as indicated in certain footnotes to the following table, such shares are reported as beneficially owned by the respective director since, pursuant to such deferral election provisions, such shares shall be distributed to such director as the lump sum payment of deferred shares at the time of the termination of the director's service on the Board (which the director has the unilateral right to cause within 60 days if the director were to resign from the Board within such time period), or as the initial installment of up to five annual installments commencing at the time of termination of the director's service on the Board, as elected by the director.

Each share of Class B common stock is convertible at any time at the holder's option into one share of Class A common stock. The number of shares of Class B common stock for each person in the table below assumes such person does not convert any Class B common stock into Class A common stock. Unless otherwise indicated in a footnote, the address of each more than five percent beneficial owner is c/o Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. Unless otherwise indicated in a footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

Beneficial Ownership - As of February 27, 2026

Name	Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
	Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap	3,250,452 (3)	9,805,545 (4)	13,055,997	12.9 %	92.4 %	36.4 %	77.1 %
Shelby J. Butterfield	510 (5)	2,693,178 (6)	2,693,688	*	25.4 %	7.5 %	20.5 %
Stephen F. Butterfield GST Non-Exempt Marital Trust	510 (7)	1,765,644 (8)	1,766,154	*	16.6 %	4.9 %	13.4 %
Dunlap Holdings, LLC	—	1,600,000 (9)	1,600,000	—	15.1 %	4.5 %	12.2 %
Angela L. Muhleisen	4,101,937 (10)	589,706 (11)	4,691,643	16.2 %	5.6 %	13.1 %	7.6 %
Union Bank and Trust Company	1,465,265 (12)	589,706 (13)	2,054,971	5.8 %	5.6 %	5.7 %	5.6 %
Dimensional Fund Advisors LP	2,076,549 (14)	—	2,076,549	8.2 %	—	5.8 %	1.6 %
Magnolia Capital Fund, LP	1,668,976 (15)	—	1,668,976	6.6 %	—	4.7 %	1.3 %
Deborah Bartels	1,794,053 (16)	—	1,794,053	7.1 %	—	5.0 %	1.4 %
The Vanguard Group	1,347,756 (17)	—	1,347,756	5.3 %	—	3.8 %	1.0 %
Whitetail Rock Capital Management, LLC	402,205 (18)	6,479,771 (19)	6,881,976	1.6 %	61.0 %	19.2 %	49.6 %
Union Financial Services, Inc.	—	1,586,691 (20)	1,586,691	—	14.9 %	4.4 %	12.1 %
Terry J. Heimes	243,478 (21)	—	243,478	*	—	*	*
James D. Kruger	195,497 (22)	—	195,497	*	—	*	*
Jeffrey R. Noordhoek	541,948 (23)	—	541,948	2.1 %	—	1.5 %	*
Timothy A. Tewes	83,172	—	83,172	*	—	*	*
DeeAnn K. Wenger	26,375	—	26,375	*	—	*	*
Preeta D. Bansal	18,617	—	18,617	*	—	*	*
Matthew W. Dunlap	13,402 (24)	226,197 (24)	239,599	*	2.1 %	*	1.7 %
Kathleen A. Farrell	53,297 (25)	—	53,297	*	—	*	*
David S. Graff	30,325	—	30,325	*	—	*	*
Thomas E. Henning	68,359 (26)	—	68,359	*	—	*	*
Kimberly K. Rath	63,368 (27)	—	63,368	*	—	*	*
Jona M. Van Deun	7,845 (28)	—	7,845	*	—	*	*
Executive officers, directors, and director nominees as a group (15 persons)	4,420,573	10,031,742	14,452,315	17.5 %	94.5 %	40.3 %	79.7 %

* Less than 1%.

(1) Based on 25,246,931 shares of Class A common stock and 10,616,675 shares of Class B common stock outstanding as of February 27, 2026.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock under the Company's Articles of Incorporation. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) Michael Dunlap is deemed to have sole voting and investment power over 1,382,982 shares of Class A common stock. Michael Dunlap may be deemed to have shared voting and investment power over a total of 1,867,470 shares of Class A common stock, which includes (i) a total of 1,465,129 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank and Trust Company ("Union Bank") (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power, (ii) a total of 256,730 shares held by eight separate grantor retained annuity trusts ("GRATs") established by Angela L. Muhleisen (a sister of Michael Dunlap), for which GRATs Whitetail Rock Capital Management, LLC ("WRCM"), a subsidiary of the Company, serves as investment adviser, as discussed in footnote (18) below, (iii) a total of 144,965 shares held by four separate post-annuity irrevocable trusts established by Ms. Muhleisen and Dan D. Muhleisen (deceased spouse of Ms. Muhleisen), for which trusts WRCM serves as investment adviser, (iv) 510 shares held by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), an estate planning trust for the family of Mr. Butterfield (the former Vice Chairman of the Board of Directors and significant shareholder of the Company who passed away in 2018), for which trust Shelby J. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein, and (v) a total of 136 shares held by

Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003 (including 45 shares held in a post annuity irrevocable trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares). Michael Dunlap is a control person of Union Bank through Farmers & Merchants Investment Inc. ("F&M"). Michael Dunlap disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except to the extent that he actually has or shares voting power or investment power with respect to such shares. With respect to the number of shares of Class A common stock reported as beneficially owned by Michael Dunlap that are held by Union Bank, the number of shares set forth in this table reflects the number of shares held by Union Bank as of February 27, 2026 (except where otherwise noted in footnote (12) below). The total of 1,465,129 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank may also be deemed to be beneficially owned by Union Bank and Ms. Muhleisen (also a control person of Union Bank through F&M) and are also included in the total number of shares beneficially owned by each of them as set forth in this table. Such number of shares held by Union Bank includes (a) a total of 126,462 shares held by Union Bank as trustee under a post-annuity trust established by Jeffrey R. Noordhoek, which shares may also be deemed to be beneficially owned by Mr. Noordhoek and are also included in the total number of shares beneficially owned by Mr. Noordhoek as set forth in this table, (b) 279,863 shares held by Union Bank in various managed agency accounts and trusts for Deborah Bartels (a sister of Michael Dunlap and Ms. Muhleisen), her spouse, and certain trusts established by Ms. Bartels and her spouse, which shares may also be deemed to be beneficially owned by Ms. Bartels and are also included in the total number of shares beneficially owned by Ms. Bartels as set forth in this table, (c) a total of 29,680 shares held by Union Bank as trustee under irrevocable trusts established by Terry J. Heimes and his spouse, which shares may also be deemed to be beneficially owned by Mr. Heimes and are also included in the total number of shares beneficially owned by Mr. Heimes as set forth in this table, and (d) a total of 38,600 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by James D. Kruger and his spouse in 2021, which shares may also be deemed to be beneficially owned by Mr. Kruger and are also included in the total number of shares beneficially owned by Mr. Kruger as set forth in this table. The total of 401,695 shares held by the total of eight separate GRATs established by Ms. Muhleisen and four separate post-annuity irrevocable trusts established by Ms. Muhleisen and Mr. Muhleisen are also reported as beneficially owned by Ms. Muhleisen as set forth in this table. The 510 shares held by the Butterfield GST Non-Exempt Marital Trust are also reported as beneficially owned by the Butterfield GST Non-Exempt Marital Trust and Ms. Butterfield and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 402,205 shares beneficially owned by trusts for which WRCM serves as investment adviser are also deemed to be beneficially owned by WRCM, and are also included in the total number of shares beneficially owned by WRCM as set forth in this table.

(4)   Michael Dunlap is deemed to have sole voting and investment power over a total of 1,135,868 shares of Class B common stock, which includes 545,289 shares held by Michael Dunlap's spouse and 590,579 shares held by Michael Dunlap. Michael Dunlap is deemed to have shared voting and investment power over a total of 8,669,677 shares of Class B common stock, which includes (i) a total of 1,600,000 shares held by Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael Dunlap and his family, (ii) 1,586,691 shares owned by Union Financial Services, Inc. ("UFS"), of which Michael Dunlap is a director, president, and treasurer and owns 50.0% of the outstanding capital stock, of which Ms. Butterfield is the other director, and of which the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein, including shares of the Company's stock held by such trust indirectly through UFS, owns the remaining 50.0% of the outstanding capital stock, (iii) a total of 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003 (including 173,183 shares held in a post annuity irrevocable trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares), (iv) a total of 2,092,422 shares held in two separate GRATs established by Michael Dunlap in 2011, three separate dynasty trusts established by Michael Dunlap in 2011 (including 125,000 shares held in a dynasty trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares), and three separate post-annuity irrevocable trusts established under GRATs established by Michael Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs (including 240,025 shares held in a post-annuity irrevocable trust of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which trusts WRCM serves as investment adviser, (v) a total of 1,665,280 shares held in two separate GRATs established by Michael Dunlap's spouse in 2015 and six separate post-annuity irrevocable trusts established in connection with the expiration of the annuity terms of other GRATs that were established by Michael Dunlap's spouse in 2015 (including a total of 217,354 shares held in two post-annuity

irrevocable trusts of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which trusts WRCM serves as investment adviser, (vi) a total of 97,145 shares held in four separate GRATs established by Michael Dunlap in 2020, for which GRATs WRCM serves as investment adviser; (vii) a total of 206,153 shares held in four separate GRATs established by Michael Dunlap's spouse in 2020 and three separate post-annuity irrevocable trusts established in connection with the expiration of the annuity terms of other GRATs that were established by Michael Dunlap's spouse in 2020 (including 16,119 shares held in a post-annuity irrevocable trust of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which GRATs WRCM serves as investment adviser; (viii) a total of 435,711 shares held in four separate GRATs established in 2015 by Ms. Butterfield and two separate other trusts established by Mr. Butterfield in 2015, for which trusts WRCM serves as investment adviser, (ix) 210,047 shares held by the Stephen F. Butterfield GST Exempt Marital Trust (the "Butterfield GST Exempt Marital Trust"), an estate planning trust for the family of Mr. Butterfield, for which trust WRCM serves as investment adviser with respect to shares of the Company's stock held therein, (x) 178,953 shares held by the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein; (xi) 6,739 shares held by the Estate of Stephen F. Butterfield, for which Ms. Butterfield serves as the personal representative and Union Bank serves as trustee, (xii) 7,369 shares held by two post-annuity irrevocable trusts established following the termination of a charitable lead annuity trust ("CLAT") established by Mr. Butterfield in accordance with its terms, for which trusts WRCM serves as investment adviser, (xiii) a total of 63,419 shares held by Union Bank as trustee under three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the expiration in 2013 of the annuity term of a GRAT established by Mr. Butterfield, and (xiv) a total of 200 shares held in increments of 100 shares by each of two separate dynasty trusts established by each of Michael Dunlap and his spouse in 2019 (of which dynasty trusts Matthew Dunlap is one of three initial beneficiaries but does not have or share investment power or voting power with respect to such shares). Other than the shares discussed above for which it is noted that Michael Dunlap is deemed to have sole voting and investment power, Michael Dunlap disclaims beneficial ownership of the shares discussed above, except to the extent that Michael Dunlap actually has or shares voting power or investment power with respect to such shares. The 1,586,691 shares owned by UFS are also reported as beneficially owned by UFS and by Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust, and are included in the total number of shares beneficially owned by each of them as set forth in this table. The 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, the 6,739 shares held by the Estate of Stephen F. Butterfield, and the total of 63,419 shares held by Union Bank as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children may also be deemed to be beneficially owned by Union Bank and Ms. Muhleisen, and are also included in the total number of shares beneficially owned by each of them as set forth in this table. A total of 392,269 shares held in eight separate GRATs established in 2015 by Ms. Butterfield and Mr. Butterfield and a separate other trust established by Mr. Butterfield in 2015, the 210,047 shares held by the Butterfield GST Exempt Marital Trust, the 178,953 shares held by the Butterfield GST Non-Exempt Marital Trust, the 6,739 shares held by the Estate of Stephen F. Butterfield, and the 3,684 shares held by a post-annuity irrevocable trust established following the termination of a CLAT established by Mr. Butterfield in accordance with its terms may also be deemed to be beneficially owned by Ms. Butterfield, and are also included in the total number of shares beneficially owned by Ms. Butterfield as set forth in this table. The total of 6,479,711 shares beneficially owned by trusts for which WRCM serves as investment adviser, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares beneficially owned indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares, are also deemed to be beneficially owned by WRCM, and are also included in the total number of shares beneficially owned by WRCM as set forth in this table.

(5)   Ms. Butterfield is deemed to have shared voting and investment power with respect to 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Such shares are also reported as beneficially owned by Michael Dunlap, the Butterfield GST Non-Exempt Marital Trust, and WRCM, and are included in the total number of shares reported as beneficially owned by each of them in this table. The business address for Ms. Butterfield is c/o Gallagher & Kennedy, 2575 East Camelback Road, Phoenix, Arizona 85016.

(6)   Ms. Butterfield has sole voting and investment power with respect to a total of 314,695 shares of Class B common stock held by Ms. Butterfield and by a family limited liability company controlled by Ms. Butterfield. Ms. Butterfield is deemed to have shared voting and investment power with respect to a total of 2,378,483 shares of Class B common stock, which include (i) 1,586,691 shares owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50.0% of the outstanding capital stock, (ii) 178,953 shares held directly by the Butterfield GST Non-Exempt Marital Trust, for which trust Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with investment power and voting power with respect to shares of the Company's stock held by the trust, including shares

of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, (iii) 210,047 shares held by the Butterfield GST Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with investment power and voting power with respect to shares of the Company's stock held by the trust, (iv) a total of 348,827 shares held in four separate GRATs established by Ms. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, (v) 3,684 shares held by a post-annuity irrevocable trust established following the termination of a CLAT established by Mr. Butterfield in accordance with its terms, for which trust WRCM serves as investment adviser, (vi) 43,442 shares held in a trust established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's minor child, for which trust WRCM serves as investment adviser, (vii) 6,739 shares held by the Estate of Stephen F. Butterfield, for which Ms. Butterfield serves as the personal representative and Union Bank serves as the trustee, and (viii) 100 shares held by Ms. Butterfield as UTMA custodian for Ms. Butterfield's minor child. Ms. Butterfield disclaims beneficial ownership of the shares held by UFS and the trusts discussed in this footnote, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The 1,586,691 shares owned by UFS are also deemed to be beneficially owned by UFS and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 2,371,644 shares held in trusts for which WRCM serves as investment adviser, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares, are also deemed to be beneficially owned by WRCM and may also be deemed to be beneficially owned by Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(7)   The Butterfield GST Non-Exempt Marital Trust is deemed to have shared voting and investment power with respect to 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Such shares are also reported as beneficially owned by Ms. Butterfield, WRCM, and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(8)   The Butterfield GST Non-Exempt Marital Trust is deemed to have shared voting and investment power with respect to (i) 1,586,691 shares of Class B common stock owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50.0% of the outstanding capital stock, and (ii) 178,953 shares held directly by the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein, including shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS. Such shares are also reported as beneficially owned by Ms. Butterfield, WRCM, and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(9)   Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael Dunlap and his family, is deemed to have shared voting and investment power with respect to 1,600,000 shares of Class B common stock that it owns. The 1,600,000 shares owned by Dunlap Holdings, LLC are also included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. Substantially all of the interests of Dunlap Holdings, LLC are held by two separate dynasty trusts established by each of Michael Dunlap and his spouse in 2019, of which dynasty trusts Matthew Dunlap is one of three initial beneficiaries but does not have or share investment power or voting power with respect to the shares held by Dunlap Holdings, LLC.

(10)   Ms. Muhleisen is deemed to have sole voting and investment power over 2,214,977 shares of Class A common stock held by Ms. Muhleisen. Ms. Muhleisen is deemed to have shared voting and investment power over a total of 1,886,960 shares of Class A common stock, which includes (i) a total of 552,000 shares held in two separate post annuity irrevocable trusts established by Ms. Muhleisen's spouse, of which the adult children of Ms. Muhleisen are the initial beneficiaries and for which Union Bank serves as trustee, (ii) a total of 144,965 shares held in four separate irrevocable trusts established upon the expiration of the annuity term of GRATs established by Ms. Muhleisen and Mr. Muhleisen, of which the adult children of Ms. Muhleisen are the beneficiaries and for which WRCM serves as investment adviser, (iii) a total of 256,730 shares held by eight separate GRATs established by Ms. Muhleisen, for which WRCM serves as investment adviser, (iv) a total of 20,000 shares held in two separate dynasty trusts established by Ms. Muhleisen and her spouse, of which the adult daughter and the adult son of Ms. Muhleisen and her spouse are the initial beneficiaries, and (v) shares that are owned by entities that Ms. Muhleisen may be deemed to control, consisting of a total of 913,265 shares held by Union Bank for the accounts of miscellaneous other trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Ms. Muhleisen, a sister of Michael Dunlap, is a director and chairperson of Union Bank and is a control person of Union Bank through F&M. Ms. Muhleisen disclaims beneficial

ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The address for Ms. Muhleisen is c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512. With respect to the number of shares of Class A common stock reported as beneficially owned by Ms. Muhleisen that are held by Union Bank, the number of shares set forth in this table reflects the number of shares held by Union Bank as of February 27, 2026 (except where otherwise noted in footnote (12) below).

(11)   Ms. Muhleisen is deemed to have shared voting and investment power over a total of 589,706 shares of Class B common stock that are held by Union Bank as trustee, which includes (i) 519,548 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (ii) 6,739 shares held by Union Bank as trustee for the Estate of Stephen F. Butterfield, and (iii) a total of 63,419 shares held by Union Bank as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the 2013 expiration of an annuity term of a GRAT previously established by Mr. Butterfield. Ms. Muhleisen disclaims beneficial ownership of the shares held by Union Bank as trustee for such GRATs, estate, and such three separate other trusts, except to the extent that Ms. Muhleisen actually has or shares voting power or investment power with respect to such shares. The total of 589,706 shares held by Union Bank as trustee for such GRATs, estate, and such three separate other trusts are also deemed to be beneficially owned by Union Bank and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(12)   Union Bank is deemed to have sole voting and investment power over 29,000 shares of Class A common stock held by the Union Bank profit sharing plan (as of December 31, 2025). Union Bank is deemed to have shared voting and investment power over 1,436,265 shares of Class A common stock, which includes (i) 126,462 shares held by Union Bank as trustee under a post-annuity trust by Mr. Noordhoek, (ii) a total of 29,680 shares held by Union Bank as trustee under irrevocable trusts established by Mr. Heimes and his spouse, (iii) a total of 38,600 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Kruger and his spouse in 2021, (iv) 136 shares held by Union Bank as trustee for three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (v) a total of 552,000 shares held by Union Bank as trustee for two separate post annuity irrevocable trusts established by Ms. Muhleisen's spouse, of which the adult children of Ms. Muhleisen are the initial beneficiaries, and (vi) a total of 689,387 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power (as of December 31, 2025). Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares. The address for Union Bank is 6801 South 27th Street, Lincoln, Nebraska 68521; Attention: Jason D. Muhleisen, President. The number of shares of Class A common stock set forth in this table for Union Bank reflects the number of shares held by Union Bank as of February 27, 2026 (except where otherwise noted).

(13)   Union Bank is deemed to have shared voting and investment power over a total of 589,706 shares of Class B common stock that are held by Union Bank as trustee for (i) three separate post annuity irrevocable trusts for the benefit of each of Michael Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Michael Dunlap in 2003, (ii) the Estate of Stephen F. Butterfield, and (iii) three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the 2013 expiration of an annuity term of a GRAT previously established by Mr. Butterfield, as discussed in footnote (11) above. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares.

(14)   On February 9, 2024, Dimensional Fund Advisors LP ("Dimensional") filed a Schedule 13G/A indicating that, as of December 29, 2023, it had sole voting power over a total of 2,047,123 shares of Class A common stock and sole dispositive power over a total of 2,076,549 shares of Class A common stock. The amount set forth in this table reflects the number of shares reported in the Schedule 13G/A. Dimensional acts as investment advisor and manager to certain funds, and indicated that all shares reported in their 13G/A were owned by such funds. The address of Dimensional is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(15)   On March 21, 2022, Magnolia Capital Fund, LP ("MCF") filed a Schedule 13D (on a joint basis with The Magnolia Group, LLC ("TMG") and Adam K. Peterson) indicating that MCF had sole voting power over 1,900,000 shares of Class A common stock and sole dispositive power over 1,900,000 shares of Class A common stock. The amount set forth in this table reflects the number of shares reported in the Schedule 13D. TMG is a registered investment advisor and is the general partner of MCF, and Mr. Peterson is the managing member of TMG. On June 10, 2025, MCF,

TMG, and Mr. Peterson filed a Form 4 indicating that, in satisfaction of a partial withdrawal request, MCF distributed in-kind to three limited partners a total of 231,024 shares of Class A common stock on June 9, 2025. After taking into account such distribution, (i) MCF had sole voting power over 1,668,976 shares of Class A common stock and sole dispositive power over 1,668,976 shares of Class A common stock and (ii) TMG and Mr. Peterson may each exercise voting and dispositive power over the 1,668,976 shares of Class A common stock held directly by MCF and, as a result, may be deemed to be indirect beneficial owners of such shares. TMG and Mr. Peterson disclaim beneficial ownership of such shares. The address of MCF, TMG, and Mr. Peterson is 1601 Dodge Street, Suite 3300, Omaha, Nebraska 68102.

(16)   Deborah Bartels (a sister of Michael Dunlap and Ms. Muhleisen) has sole voting and dispositive power over 1,195,855 shares of Class A common stock held by Ms. Bartels. Ms. Bartels is deemed to have shared voting and dispositive power over a total of 598,198 shares of Class A common stock, which includes (i) a total of 99,532 shares held in managed agency accounts for Ms. Bartels and her spouse by Union Bank; (ii) 115,965 shares held by Ms. Bartels' spouse; (iii) a total of 20,331 shares held by Union Bank as trustee for certain irrevocable trusts for the benefit of the adult sons of Ms. Bartels and her spouse ("Post-GRAT Trusts") established in connection with the expiration of the annuity term of GRATs established by Ms. Bartels and her spouse; (iv) a total of 160,000 shares held by Union Bank as trustee for certain irrevocable trusts established by Ms. Bartels and her spouse, of which the adult sons of Ms. Bartels and her spouse are the initial beneficiaries (the "2012 Dynasty Trusts"); and (v) a total of 202,370 shares held in certain tax and estate planning trusts established by Ms. Bartels and her spouse in 2020, of which the adult sons of Ms. Bartels and her spouse and another family member are the initial beneficiaries (the "2020 Dynasty Trusts"). Ms. Bartels disclaims beneficial ownership of the shares held in the Post-GRAT Trusts, the 2012 Dynasty Trusts, and the 2020 Dynasty Trusts, except to the extent that she actually has or shares voting power or dispositive power with respect to such shares. The total of 279,863 shares held in the managed agency accounts, the Post-GRAT Trusts, and the 2012 Dynasty Trusts may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen, and are included in the total number of shares beneficially owned by each of them as set forth in this table. The number of shares of Class A common stock set forth in this table for Ms. Bartels reflects the number of shares held by Ms. Bartels as of December 31, 2025.

(17)   On January 31, 2025, The Vanguard Group ("Vanguard") filed a Schedule 13G indicating that as of December 31, 2024, it had shared voting power over 12,500 shares, sole dispositive power over 1,317,900 shares, and shared dispositive power over 29,856 shares. The amount set forth in this table reflects the number of shares reported in the Schedule 13G. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Vanguard provides investment management services through mutual funds to the Company's 401(k) savings plan. Fees for these services are incorporated into the fund net asset value (NAV) and fully disclosed as an expense of the fund included in the fund's expense ratio. As a result, these fees are paid by participants and not by the Company. Fees fluctuate based on participants' allocation decisions. Fees paid to Vanguard for these investment management services are reviewed by the fiduciaries administering the plan.

(18)   WRCM is deemed to have shared voting and investment power with respect to a total of 402,205 shares of Class A common stock, which includes (i) a total of 401,695 shares held by the total of eight separate GRATs established by Ms. Muhleisen and four separate post annuity irrevocable trusts established by Ms. Muhleisen and Mr. Muhleisen as discussed above in footnote (10); and (ii) 510 shares held by the Butterfield GST Non-Exempt Marital Trust as discussed above in footnote (7). Under the trusts, WRCM, an SEC-registered investment adviser, serves as investment adviser with investment and voting power with respect to shares of the Company's stock held by the trusts. WRCM is not a beneficiary of any of the trusts. WRCM is a subsidiary of the Company, and the total of 402,205 shares of Class A common stock may also be deemed to be beneficially owned by Michael Dunlap, and are included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. The 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust may also be deemed to be beneficially owned by Ms. Butterfield, and are included in the total number of shares beneficially owned by Ms. Butterfield as set forth in this table.

(19)   WRCM is deemed to have shared voting and investment power with respect to 6,479,771 shares of Class B common stock, including shares held in two separate GRATs and three separate other irrevocable trusts established by Michael Dunlap in 2011, three separate post-annuity irrevocable trusts established under GRATs established by Michael Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs, four separate GRATs established by Michael Dunlap's spouse in 2015, six separate post-annuity irrevocable trusts established in connection with the expiration of the annuity terms of other GRATs that were established by Michael Dunlap's spouse in 2015, four separate GRATs established by Michael Dunlap in 2020, four separate GRATs established by Michael Dunlap's spouse in 2020, three separate post-annuity trusts established in connection with the expiration of the annuity terms of other GRATs that were established by Michael Dunlap's spouse in 2020, four separate GRATs established by Ms. Butterfield in 2015, two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's

minor children, two post-annuity irrevocable trusts established following the termination of a CLAT established by Mr. Butterfield in accordance with its terms, the Butterfield GST Non-Exempt Marital Trust, and the Butterfield GST Exempt Marital Trust. Under the trusts, WRCM serves as investment adviser with voting and investment power with respect to shares of the Company's stock held by the trusts, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares of Class B common stock. WRCM is not a beneficiary of any of the trusts. The shares deemed to be beneficially owned by WRCM may also be deemed to be beneficially owned by Michael Dunlap, and the shares held in the four separate GRATs established by Ms. Butterfield in 2015, a trust established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's minor child, a post-annuity irrevocable trusts established following the termination of a CLAT established by Mr. Butterfield in accordance with its terms, the Butterfield GST Non-Exempt Marital Trust, and the Butterfield GST Exempt Marital Trust are also reported as beneficially owned by Ms. Butterfield. For additional information regarding the shares held in trusts established by Michael Dunlap and his spouse, and the shares held in trusts established by or with respect to Ms. Butterfield and Mr. Butterfield, see footnotes (4) and (6), respectively, above.

(20)   UFS is deemed to have shared voting and investment power with respect to 1,586,691 shares of Class B common stock that it owns. The address for UFS is 502 East John Street, Carson City, Nevada 89706. Michael Dunlap and the Butterfield GST Non-Exempt Marital Trust each own 50.0% of the outstanding capital stock of UFS, and the 1,586,691 shares of Class B common stock owned by UFS are also reported as beneficially owned by each of Michael Dunlap, Ms. Butterfield, the Butterfield GST Non-Exempt Marital Trust, and WRCM, and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(21)   Includes (i) a total of 29,680 shares held by Union Bank as trustee under irrevocable trusts established by Mr. Heimes and his spouse, (ii) 139,373 shares held by a revocable trust established by Mr. Heimes, (iii) 50,000 shares held by a revocable trust established by Mr. Heimes' spouse, and (iv) 5,247 shares owned by Mr. Heimes' spouse. A total of 50,000 shares are pledged as collateral for a line of credit agreement, under which $1.5 million was drawn as of February 27, 2026. Mr. Heimes is deemed to have shared voting and investment power with respect to the total of 29,680 shares held by Union Bank as trustee, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(22)   Includes (i) 1,000 shares jointly owned by Mr. Kruger and his spouse, (ii) a total of 38,600 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Kruger and his spouse in 2021, (iii) 45,192 shares held by a revocable trust established by Mr. Kruger, (iv) 45,000 shares held by a revocable trust established by Mr. Kruger's spouse, and (v) 8,200 shares owned by Mr. Kruger's spouse. Mr. Kruger is deemed to have shared voting and investment power with respect to the total of 38,600 shares held by Union Bank as trustee, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(23)   Includes (i) 311,008 shares held by Mr. Noordhoek's restated revocable trust dated August 9, 2016, and (ii) 126,462 shares held by Union Bank as trustee under an irrevocable trust established upon the expiration of the annuity term of a GRAT established by Mr. Noordhoek in 2003. Mr. Noordhoek is deemed to have shared voting and investment power with respect to the 126,462 shares held by Union Bank as trustee under the post-annuity trust, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(24)   Matthew Dunlap directly holds 13,402 shares of Class A common stock and 226,197 shares of Class B common stock. For additional information regarding shares beneficially owned by Michael Dunlap and Dunlap Holdings, LLC in which Matthew Dunlap has an interest by virtue of being a beneficiary of various trusts, but with respect to which shares Matthew Dunlap does not have or share voting power or dispositive power and thus is not deemed to beneficially own such shares, see footnotes (3), (4) and (9) above.

(25)   Includes 32,353 shares that Ms. Farrell has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(26)   Includes (i) 57,280 shares that Mr. Henning has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan, and (ii) 8 shares owned by Mr. Henning's spouse.

(27)   Includes 63,368 shares that Ms. Rath has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(28)   Includes 7,141 shares that Ms. Van Deun has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

Additional Beneficial Ownership Information for Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen
As of February 27, 2026

Name		Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
		Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap:	(3)							
Shares held directly by Michael Dunlap and his spouse		1,382,982	1,135,868	2,518,850	5.5 %	10.7 %	7.0 %	9.7 %
Shares held by Dunlap Holdings, LLC	(4)	—	1,600,000	1,600,000	—	15.1 %	4.5 %	12.2 %
Shares held by Union Bank for 2003 Dunlap GRAT post-annuity trusts	(5)	136	519,548	519,684	*	4.9 %	1.4 %	4.0 %
Shares held by WRCM-managed 2011 Dunlap GRATs and other trusts	(6)	—	2,092,422	2,092,422	—	19.7 %	5.8 %	15.9 %
Shares held by WRCM-managed 2015 Dunlap GRATs and post-annuity trusts	(6)	—	1,665,280	1,665,280	—	15.7 %	4.6 %	12.7 %
Shares held by WRCM-managed 2020 Dunlap GRATs	(6)	—	303,298	303,298	—	2.9 %	*	2.3 %
All of the shares held by 50%-owned UFS	(7)	—	1,586,691	1,586,691	—	14.9 %	4.4 %	12.1 %
Shares held by WRCM-managed Butterfield trusts	(6)	510	832,080	832,590	*	7.8 %	2.3 %	6.3 %
Shares held by WRCM-managed Muhleisen GRATs and other trusts	(6)	401,695	—	401,695	1.6 %	—	1.1 %	*
Shares held by Union Bank for other persons:	(5)							
For Muhleisen accounts		552,000	—	552,000	2.2 %	—	1.5 %	*
For Bartels accounts	(8)	279,863	—	279,863	1.1 %	—	*	*
For Butterfield accounts		—	70,158	70,158	—	*	*	*
For Noordhoek trust	(9)	126,462	—	126,462	*	—	*	*
For Heimes trusts	(10)	29,680	—	29,680	*	—	*	*
For Kruger trusts	(11)	38,600	—	38,600	*	—	*	*
For other accounts		438,524	—	438,524	1.7 %	—	1.2 %	*
Other shares		—	200	200	—	*	*	*
Totals for Michael S. Dunlap		3,250,452	9,805,545	13,055,997	12.9 %	92.4 %	36.4 %	77.1 %
Shelby J. Butterfield:	(12)							
Shares held directly by Ms. Butterfield		—	314,695	314,695	—	3.0 %	*	2.4 %
All of the shares held by 50%-owned UFS	(7)	—	1,586,691	1,586,691	—	14.9 %	4.4 %	12.1 %
Shares directly held by WRCM-managed Butterfield trusts	(6)	510	784,953	785,463	*	7.4 %	2.2 %	6.0 %
Shares held by Stephen F. Butterfield Estate		—	6,739	6,739	—	*	*	*
Other shares		—	100	100	—	*	*	*
Totals for Shelby J. Butterfield		510	2,693,178	2,693,688	*	25.4 %	7.5 %	20.5 %
Angela L. Muhleisen:	(13)							
Shares held directly by Ms. Muhleisen		2,214,977	—	2,214,977	8.8 %	—	6.2 %	1.7 %
Shares held by WRCM-managed Muhleisen GRATs and other trusts	(6)	401,695	—	401,695	1.6 %	—	1.1 %	*
Shares held by Union Bank for other Muhleisen accounts		552,000	—	552,000	2.2 %	—	1.5 %	*
Shares held by Muhleisen dynasty trusts		20,000	—	20,000	*	—	*	*

Name		Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
		Class A	Class B	Total	Class A	Class B	Total	
Shares held by Union Bank for other persons:	(5)							
For 2003 Dunlap GRAT post-annuity trusts		136	519,548	519,684	*	4.9 %	1.4 %	4.0 %
For Bartels accounts	(8)	279,863	—	279,863	1.1 %	—	*	*
For Butterfield accounts		—	70,158	70,158	—	*	*	*
For Noordhoek trust	(9)	126,462	—	126,462	*	—	*	*
For Heimes trusts	(10)	29,680	—	29,680	*	—	*	*
For Kruger trusts	(11)	38,600	—	38,600	*	—	*	*
For other accounts		438,524	—	438,524	1.7 %	—	1.2%	*
Totals for Angela L. Muhleisen		4,101,937	589,706	4,691,643	16.2 %	5.6 %	13.1 %	7.6 %

* Less than 1%.

(1) Based on 25,246,931 shares of Class A common stock and 10,616,675 shares of Class B common stock outstanding as of February 27, 2026.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock under the Company's Articles of Incorporation. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) See footnotes (3) and (4) with respect to the line item for Michael Dunlap in the Beneficial Ownership table above.

(4) See footnote (9) with respect to the line item for Dunlap Holdings, LLC in the Beneficial Ownership table above.

(5) Union Bank is indirectly controlled by Michael Dunlap and his sister Angela L. Muhleisen through F&M. See footnotes (12) and (13) with respect to the line item for Union Bank in the Beneficial Ownership table above.

(6) WRCM is a subsidiary of the Company. See footnotes (18) and (19) with respect to the line item for WRCM in the Beneficial Ownership table above.

(7) UFS is 50.0% owned by Michael Dunlap and 50.0% owned by the Butterfield GST Non-Exempt Marital Trust. See footnote (20) with respect to the line item for UFS in the Beneficial Ownership table above. See also footnotes (7) and (8) with respect to the line item for the Butterfield GST Non-Exempt Marital Trust in the Beneficial Ownership table above.

(8) Deborah Bartels is a sister of Michael Dunlap and Ms. Muhleisen. See footnote (16) with respect to the line item for Ms. Bartels in the Beneficial Ownership table above.

(9) See footnote (23) with respect to the line item for Jeffrey R. Noordhoek in the Beneficial Ownership table above.

(10) See footnote (21) with respect to the line item for Terry J. Heimes in the Beneficial Ownership table above.

(11) See footnote (22) with respect to the line item for James D. Kruger in the Beneficial Ownership table above.

(12) See footnotes (5) and (6) with respect to the line item for Ms. Butterfield in the Beneficial Ownership table above.

(13) See footnotes (10) and (11) with respect to the line item for Ms. Muhleisen in the Beneficial Ownership table above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Transactions with Related Parties

The Company has adopted written policies and procedures providing that the Nominating and Corporate Governance Committee will conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and will prohibit such a transaction if it determines the transaction to be inconsistent with the interests of the Company and its shareholders. For purposes of these policies and procedures, a "related party transaction" means any transaction, arrangement, or relationship, or series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) required to be disclosed by Item 404 of SEC Regulation S-K, because (i) the Company or a subsidiary is a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, and (iii) a related party has or will have a direct or indirect material interest. In addition, a "related party" means (i) any of the Company's directors, executive officers, or nominees for director, (ii) any shareholder that beneficially owns more than five percent of the Company's outstanding shares of common stock, and (iii) an immediate family member of any of the foregoing. The Nominating and Corporate Governance Committee approves only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of the Company and its shareholders. The Nominating and Corporate Governance Committee may, in its discretion, also submit certain transactions which it has approved to the full Board of Directors for the Board's approval as well, where it deems appropriate.

In determining whether to approve a related party transaction, the Nominating and Corporate Governance Committee reviews the material terms and facts of the transaction and takes into account the factors it deems appropriate, which may include, among others, the purpose and timing of, and the potential benefits and risks to the Company of, the transaction, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related party is a director, and the extent of the related party's interest in the transaction. If a related party transaction is ongoing, the Nominating and Corporate Governance Committee continues oversight of the transaction and reviews and assesses ongoing relationships with the related party on at least an annual basis to verify that they comply with the policies and remain appropriate.

All approved related party transactions are communicated to the full Board of Directors by the Chairman of the Nominating and Corporate Governance Committee, or their designee. Michael Dunlap beneficially owns shares representing 77.1% of the combined voting power of the Company's shareholders as of February 27, 2026. Because of his beneficial ownership, Michael Dunlap can effectively elect each member of the Board of Directors, including all members of the Nominating and Corporate Governance Committee, and has the power to defeat or remove each member.

Although there is no formal requirement for executive management of the Company to approve related party transactions, executive management reviews all related party transactions. Upon reviewing related party transactions, executive management takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related person is a director, and the extent of the related person's interest in the transaction. As Executive Chairman and controlling shareholder of the Company, Michael Dunlap effectively has control over each member of the Company's executive management, who were initially hired by Michael Dunlap and can be fired or otherwise penalized at his direction.

During 2025, the Company entered into certain transactions and had business arrangements with Union Bank and Trust Company, Farmers & Merchants Investment Inc. ("F&M"), Michael Dunlap, Hudl, and trusts associated with Shelby J. Butterfield. These transactions were reviewed and approved by the Nominating and Corporate Governance Committee and reviewed by executive management. Union Bank and Trust Company, F&M, Hudl, and Ms. Butterfield are related persons as discussed below. We cannot affirm whether or not the fees and terms of each transaction are substantially the same terms as those prevailing at the time for transactions with persons that do not have a relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). However, all related party transactions are based on available market information for comparable assets, products, and services and are extensively negotiated.

- *Union Bank and Trust Company* and *Farmers & Merchants Investment Inc.* - Union Bank is controlled by F&M, which owns 88.9% of Union Bank's common stock and 23.5% of Union Bank's non-voting non-convertible preferred stock. Certain grantor retained annuity trusts established by Michael Dunlap, a significant shareholder, Executive Chairman, and a member of the Board of Directors of the Company, and his spouse, own a total of 50.4% of the outstanding voting common stock of F&M, and a certain grantor retained annuity trust established by Michael Dunlap's sister, Angela L. Muhleisen, owns 49.2% of the outstanding voting common stock of F&M. In addition, Michael Dunlap and his family and Ms. Muhleisen and her family own a total of 8.9% and 7.9%, respectively, of F&M's outstanding non-voting preferred stock. Michael Dunlap serves as a Director and Co-Chairperson of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director and Co-Chairperson of F&M and as a Director, Chairperson, and member of the executive committee of Union Bank. Union Bank is deemed to have beneficial ownership of a significant number of shares of Nelnet because it serves in a capacity of trustee or account manager for various trusts and accounts holding shares of the Company, and may share voting and/or investment power with respect to such shares. At February 27, 2026, Union Bank was deemed to beneficially own 5.7% of the Company's common stock. The stock holdings of Union Bank are deemed to be beneficially owned by both Michael Dunlap and Ms. Muhleisen. At February 27, 2026, Michael Dunlap beneficially owned 36.4% of the Company's outstanding common stock and Ms. Muhleisen beneficially owned 13.1% of the Company's outstanding common stock.

- ▪ *North Central Bancorp, Inc. ("NCB")* - F&M owns 19.7% of NCB's class A voting stock. Michael Dunlap is the Vice Chairman of the Board of Directors and Matthew Dunlap is a member of the Board of Directors. Michael Dunlap together with his spouse, and Ms. Muhleisen and her family own 3.6% and 6.1% of NCB's class A voting stock, respectively.

- ▪ *Infovisa, Inc.* - Infovisa, Inc. is controlled by F&M, which owns 86.0% of the entity's common stock, and Michael Dunlap is the Chairman of the Board of Directors.

- ▪ *Farm and Home Insurance Agency, Inc. ("F&H")* - Ms. Muhleisen owns 15.4% of F&H, and Michael Dunlap is a member of the Board of Directors, and together with his family owns 8.1% of F&H.

- ▪ *Campbell State Company ("CSC") and South Central State Bank ("SCSB")* - F&M owns 4.8% and Michael Dunlap owns 34.3% of CSC's outstanding shares, respectively. SCSB is a 100% owned direct subsidiary of CSC.

- • *Hudl* - Hudl is an online video and coaching tools software company for athletes of all levels, of which Mr. Graff, who has served on the Company's Board of Directors since 2014, is CEO, co-founder, and a director.

- • *Ms. Butterfield* - Ms. Butterfield is a significant shareholder of the Company, and is also a co-trustee of the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), which is also a significant shareholder of the Company. As of February 27, 2026, Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust beneficially owned 7.5% and 4.9%, respectively, of the Company's outstanding common stock.

Transactions with Union Bank

The Company has entered into certain contractual arrangements with Union Bank. These transactions include:

- • Loan purchases - During 2025, the Company purchased $686.0 million (par value) of federally insured loans from Union Bank. The premium paid by the Company for loan purchases in 2025 was insignificant.

- • Loan servicing - As of December 31, 2025, the Company serviced $124.9 million of FFELP and private education loans for Union Bank. Servicing revenue earned by the Company from servicing loans for Union Bank was $0.2 million for the year ended December 31, 2025.

- • Funding - Participation Agreements

  - ▪ The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2025, $872.9 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can sell participation interests in loans to Union Bank to the extent of availability under the grantor trusts, up to $900 million or an amount in excess of $900 million if mutually agreed to by both parties. Loans sold under this participation agreement during 2025 totaled $949.1 million.

  - ▪ In addition, the Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (investments). As of December 31, 2025, $0.1 million of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. The Company can participate student loan asset-backed securities to Union Bank to the extent of availability under the grantor trusts, up to $400.0 million or an amount in excess of $400.0 million if mutually agreed to by both parties.

- Funding - Real Estate

    ▪ 401 Building, LLC ("401 Building") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 401 Building. On May 1, 2018, Union Bank, as lender, received a $1.5 million promissory note from 401 Building. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

    ▪ 330-333, LLC ("330-333") is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 330-333. On October 22, 2019, Union Bank, as lender, received a $162,000 promissory note from 330-333. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

    ▪ TDP Phase III ("TDP") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 25% of TDP. On December 30, 2022, Union Bank, as lender, received a $20.0 million promissory note from TDP. The promissory note carries an interest rate of 5.85% and has a maturity date of January 1, 2028. As of December 31, 2025, the outstanding balance of the note was $18.3 million.

- Operating cash - The majority of the Company's operating cash bank accounts are maintained at Union Bank. The Company also invests cash in the Short Term Federal Investment Trust (STFIT) of the Student Loan Trust Division of Union Bank, which the Company uses as operating cash accounts and accounts to hold customer funds as a loan servicer and payments provider before remitting such funds to lending entities and schools, respectively. As of December 31, 2025, the Company had $465.6 million deposited at Union Bank in operating accounts or invested in the STFIT. Interest income earned from cash deposited in these accounts for the year ended December 31, 2025 was $5.3 million.

- 529 Plan administration - The Company provides certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. In 2025, the Company received fees of $3.1 million from Union Bank related to the Company's administration services provided to the College Savings Plans. Additionally, Union Bank, as the program manager for the College Savings Plans, has agreed to allocate plan bank deposits to Nelnet Bank. As of December 31, 2025, Nelnet Bank had $382.4 million in deposits from the funds offered under the College Savings Plans.

- STFIT Deposits at Nelnet Bank - As of December 31, 2025, the Union Bank Trust Department (STFIT) held a deposit balance at Nelnet Bank for $37.4 million.

- Other fees paid to Union Bank - During 2025, the Company paid Union Bank approximately $200,000 in investment custodial and correspondent services for Nelnet Bank, cash and flexible spending accounts management, and trustee and health savings account maintenance fees.

- Other fees received from Union Bank - During 2025, the Company received approximately $382,000 and $314,000 from Union Bank related to employee sharing arrangements and certain marketing activities, respectively.

- Investment services - Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. WRCM, an SEC-registered investment advisor and a subsidiary of the Company, has a management agreement with Union Bank, under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 10 basis points to 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2025, the outstanding balance of investments in the trusts was $2.3 billion. In addition, Union Bank will pay additional fees to WRCM which equal a share of the gains from the sale of securities from the trusts or securities being called prior to the full contractual maturity. During 2025, the Company earned $4.4 million of fees under this agreement.

    WRCM also has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the assets (principally Nelnet stock) within several trusts established by Michael Dunlap and his spouse, and Ms. Muhleisen. Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points (annually) of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. As of December 31, 2025, WRCM was the investment advisor with respect to a total of 401,695 shares and 4.1 million shares of the Company's Class A and Class B common stock, respectively, held directly by these trusts. During 2025, the Company earned approximately $286,000 of fees under these agreements.

WRCM has established private investment funds for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. Michael Dunlap, Jeffrey R. Noordhoek (Chief Executive Officer of the Company), Ms. Muhleisen, and WRCM have invested $1.2 million, $1.1 million, $5.3 million, and $0.3 million, respectively, in certain of these funds. Based upon the current level of holdings by non-affiliated limited partners, the management agreements provide non-affiliated limited partners the ability to remove WRCM as manager without cause. WRCM earns 50 basis points annually on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to Union Bank as custodian. As of December 31, 2025, the total outstanding balance of investments in these funds was $83.6 million. During 2025, the Company paid Union Bank $0.2 million as custodian of the funds.

- Defined contribution plan - Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan are paid by the plan's participants and were approximately $717,000 in 2025.

The net aggregate impact on the Company's consolidated statements of income for the year ended December 31, 2025 related to the transactions with Union Bank as described above was income (before income taxes) of $13.8 million.

The Company intends to maintain its relationship with Union Bank, which the Company's management believes provides certain benefits to the Company. Those benefits include Union Bank's willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and the proximity of Union Bank to the Company's corporate headquarters located in Lincoln, Nebraska.

The majority of transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to the Company's shareholders that the terms of such transactions and arrangements may not be as favorable to the Company as it could receive from unrelated third parties. Moreover, the Company may have and/or may enter into contracts and business transactions with related parties that benefit Michael Dunlap and his sister, as well as other related parties, that may not benefit the Company and/or its minority shareholders.

Transactions with Michael Dunlap

Through December 1, 2025, the Company owned an 82.5% interest in an aircraft due to the frequent business travel needs of the Company's executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap (which entity is referred to herein as "MSD") owned the remaining 17.5% interest in the same aircraft. On December 1, 2025, the Company and MSD disposed of the aircraft, generating total proceeds of $5.5 million, which were distributed in proportion to each party's ownership interest. On July 11, 2025, the Company and MSD entered into an arrangement for the acquisition of a new aircraft. Under this agreement, the parties agreed that the Company will hold an 80.0% ownership interest and MSD a 20.0% ownership interest. On August 25, 2025, the parties completed the purchase of an aircraft for a total cost of $11.7 million, with costs allocated based on respective ownership interests. The aircraft joint ownership agreement between the Company and MSD for this aircraft provides that it will continue in effect on a month to month basis until terminated by mutual agreement, and that MSD has the right to require the Company to purchase MSD's interest in the aircraft for an amount based on the aircraft's fair market value at that time. If the term of the joint ownership agreement is not extended by agreement of the Company and MSD, the aircraft must be sold and the net proceeds from the sale distributed to the Company and MSD in proportion to their ownership percentages.

Under an aircraft maintenance agreement among the Company, MSD, and an unrelated aviation service company, the Company and MSD paid a total of $1.7 million in management fees to the service company in 2025 based on the Company's and MSD's respective ownership percentages of the aircrafts discussed above. The maintenance agreement also provides that the Company must pay for all flight operating expenses for each flight conducted on its behalf, with a corresponding obligation by MSD, and that both the Company and MSD must pay their pro-rata portion, based on actual use percentages, of the cost of maintaining the aircraft.

On June 26, 2020, Nelnet Bank, Nelnet, Inc., and Michael Dunlap (as Nelnet, Inc.'s controlling shareholder) entered into a Capital and Liquidity Maintenance Agreement and a Parent Company Agreement with the FDIC in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. As part of the Capital and Liquidity Maintenance Agreement, Nelnet, Inc. is obligated to (i) contribute capital to Nelnet Bank for it to maintain capital levels that meet FDIC requirements for a "well capitalized" bank, including a leverage ratio of capital to total assets of at least 12%; (ii) provide and maintain an irrevocable asset liquidity takeout commitment for the benefit of Nelnet Bank in an amount equal to the greater of either 10% of Nelnet Bank's total assets or such additional amount as agreed to by Nelnet Bank and Nelnet, Inc.; (iii) provide additional liquidity to Nelnet Bank in such amount and duration as may be necessary for Nelnet Bank to meet its ongoing liquidity obligations; and (iv) establish and maintain a pledged deposit of $40.0 million with Nelnet Bank.

Transactions with Hudl

The Company and Michael Dunlap, along with his children (including Matthew Dunlap), hold equity ownership interests in Hudl. On January 6, 2025, the Company purchased stock from existing Hudl shareholders for total consideration of $3.8 million. As of December 31, 2025, the Company and Michael Dunlap, along with his children, held equity ownership interest in Hudl of approximately 22% and 4%, respectively. The Company's and Michael Dunlap's equity ownership interest in Hudl consist primarily of preferred stock with certain liquidation preferences that are considered substantive.

The Company owns 25% of TDP, which is the entity that developed and owns a building in Lincoln's Haymarket District that is the headquarters for Hudl, in which Hudl is the primary tenant and Nelnet was a tenant in this building until July 2025. During 2025, the Company paid Hudl approximately $298,000 to provide lunches for Nelnet's associates in Hudl's employee cafeteria and for use of certain common areas in the building.

As of December 31, 2025, Hudl had a $150 million syndicated credit facility, which consisted of a $115 million revolving line of credit along with a $35 million delayed draw term loan. Union Bank and three unrelated third-party banks were the participating lenders, with Union Bank holding a 27% share of the facility. As of December 31, 2025, there was no amount outstanding on the line of credit, and the term loan was paid in full in October 2025. The maturity date of the line of credit is May 9, 2028.

Transactions with Butterfield Trusts

On August 25, 2025, the Company repurchased, in a privately negotiated transaction under the Company's existing stock repurchase program, a total of 41,929 shares of the Company's Class A common stock from the Butterfield GST Non-Exempt Marital Trust, an estate planning trust for the family of Stephen F. Butterfield, including Ms. Butterfield. The shares were repurchased at a discount to the closing market price of the Company's Class A common stock as of August 21, 2025, and the transaction was separately approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee.

WRCM has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the Nelnet stock within several trusts established by Ms. Butterfield and Stephen F. Butterfield (who passed away in 2018). Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points (annually) of the aggregate value of the Nelnet stock in the trusts as of the last day of each calendar quarter. As of December 31, 2025, WRCM was the investment advisor with respect to a total of 510 shares and 1.8 million shares of the Company's Class A and Class B common stock, respectively, held directly and indirectly by these trusts and for which WRCM is compensated under these agreements. During 2025, the Company earned approximately $132,000 of fees under these agreements.

Solar Transactions

The Company has made numerous tax equity contributions in renewable energy solar partnerships to support the development and operations of solar projects throughout the country, alongside tax equity contributions in such projects syndicated to third-party investors. These partnerships provide a federal income tax credit, based on an applicable percentage of the eligible project cost, in addition to cash distributions and other tax benefits. The contributions are made through Company-managed limited liability companies that invest in the projects, and as part of these transactions the Company receives management and performance fees from its syndication partners.

During 2025, portions of various of the Company's solar tax equity transactions were syndicated among Union Bank, F&M, NCB, Infovisa, F&H, and SCSB as co-investors, along with other unrelated third-parties. As of December 31, 2025, the total amount of tax equity contributions in these transactions was $173.7 million, and the total amounts contributed by the Company, Union Bank, F&M, NCB, Infovisa, F&H, and SCSB were $76.8 million, $27.5 million, $18.1 million, $9.1 million, $2.1 million, $3.0 million, and $1.0 million respectively. The relative contribution percentage by the Company in these transactions varied by partnership, ranging from 10% to 79%, and the participation and relative contribution percentages by Union Bank, F&M, NCB, Infovisa, F&H, and SCSB also varied by partnership. Additionally, the related parties listed above have also contributed directly in tax equity solar partnerships that are managed by the Company. The total management and performance fees earned by the Company during 2025 from the co-investment and direct investment transactions that were allocable to Union Bank, F&M, NCB, Infovisa, F&H, and SCSB were approximately $703,000, $167,000, $107,000, $36,000, $34,000, and $9,000 respectively.

Other Employment Relationships

Matthew Dunlap, who joined the Company in 2017, is currently employed as Chief Business Development Officer and President of Nelnet Financial Services. Matthew Dunlap's total compensation for the year ended December 31, 2025 was $1.21 million. See "Director Compensation Table for Fiscal Year 2025" for additional information.

Jacob Dunlap and Hunter Dunlap, sons of Michael Dunlap, have been employed by the Company since July 2024 and June 2025, respectively. Mr. Jacob Dunlap serves as Senior Legal Counsel, and Mr. Hunter Dunlap serves as an Artificial Intelligence Engineer. For the year ended December 31, 2025, Mr. Jacob Dunlap and Mr. Hunter Dunlap received total compensation of approximately $270,000 and $268,000, respectively. Such amounts include base salary, a bonus paid in 2026 for services rendered in 2025, board observer fees, restricted stock awards (if applicable), and other compensation.

Other Transactions

Unico Group, Inc. ("Unico"), an insurance agency of which Michael Dunlap's children (including Matthew Dunlap) and Ms. Muhleisen's children own approximately 4.0 percent, provided real estate related insurance services to TDP during 2025. TDP paid Unico approximately $64,000 for these services during 2025.

During the year ended December 31, 2025, the Company engaged Talent Plus to provide talent acquisition, selection, and development solutions, and paid Talent Plus approximately $35,000 related to these services. Ms. Rath, who serves on the Company's Board of Directors, is the Chairperson of Talent Plus and a principal owner.

AUDIT COMMITTEE REPORT

Report of the Board Audit Committee

The Audit Committee of the Board of Directors (the "Committee") is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, the Company's policy standards and guidelines for risk assessment and risk management and compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditor, and the performance of the Company's internal and independent auditors. The Committee has the sole authority and responsibility to select, determine the compensation of, evaluate, and, when appropriate, replace the Company's independent auditor. The Committee, with input from management, regularly monitors the performance of the key members of the independent auditors' team, including the lead partner. In the case of rotation of the lead partner, the Committee is involved in the selection of the new lead audit partner, and considers such factors as the individual's professional and relevant industry experience, other current assignments, and the proximity of their office location to the Company's headquarters. The Committee is also responsible under the Sarbanes-Oxley Act of 2002 for establishing procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee operates under a written charter adopted by the Board, a copy of which is available at www.nelnetinvestors.com. The Board has determined that each Committee member is independent under the standards of director independence established under the Company's Corporate Governance Guidelines and the NYSE listing requirements and is also independent under applicable independence standards of the Exchange Act and the SEC rules thereunder.

The Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and for the report on the Company's internal control over financial reporting. The Company's independent auditor, KPMG LLP, is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. The Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditor, and the independent auditor.

The Committee held six meetings during 2025. The Committee, among other things:

- Reviewed and discussed the Company's earnings releases, Quarterly Reports on Form 10-Q, and Annual Report on Form 10-K, including the consolidated financial statements and compliance with legal and regulatory requirements

- Reviewed and discussed, in conjunction with the Risk and Finance Committee, the Company's policies and procedures for risk assessment and risk management and the major risk exposures of the Company and its business units, as appropriate
- Reviewed and discussed the annual plan and the scope of the work of the internal auditor for fiscal 2025 and reviewed all completed reports of the internal auditor
- Reviewed management's progress on addressing internal and external audit findings
- Reviewed and discussed the annual plan and scope of the work of the independent auditor
- Reviewed and discussed, in conjunction with the Compliance Committee, reports from management on the Company's policies regarding applicable consumer-oriented legal and regulatory requirements
- Met with KPMG LLP, the internal auditor, and Company management in separate executive sessions

The Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2025 with management, the internal auditor, and KPMG LLP. The Committee reviewed and discussed the critical accounting policies and estimates as set forth in the Company's Annual Report on Form 10-K, management's annual report on the Company's internal control over financial reporting, and KPMG LLP's opinions on the consolidated financial statements and the effectiveness of internal control over financial reporting. The Committee also discussed with management and the internal auditor the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the processes used to support management's annual report on the Company's internal control over financial reporting.

The Committee discussed with KPMG LLP matters related to the audit of the Company's consolidated financial statements and the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board (PCAOB), and in connection therewith discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. This review included a discussion with management and KPMG LLP as to the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures within the Company's consolidated financial statements, including the disclosures relating to critical accounting policies.

KPMG LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG LLP's independence from the Company. The Committee discussed with KPMG LLP their independence from the Company. When considering KPMG LLP's independence, the Committee considered if services they provided to the Company beyond those rendered in connection with their audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q, and their opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining their independence. The Committee also reviewed and pre-approved all audit, audit-related, and tax services performed by KPMG LLP. For tax services, the pre-approval included discussion with KPMG LLP concerning their independence as required by PCAOB Rule 3524 (Audit Committee Pre-approval of Certain Tax Services). The Committee received regular updates on the amount of fees and scope of audit, audit-related, and tax services provided.

Based on the Committee's review and these meetings, discussions, and reports, and subject to the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board that the Company's consolidated financial statements for the year ended December 31, 2025, management's assertions related to the effectiveness of the Company's internal control over financial reporting, along with KPMG LLP's audit opinions thereon, be included in the Company's 2025 Annual Report on Form 10-K for filing with the SEC.

The Committee has also selected KPMG LLP as the Company's independent auditor for the year ending December 31, 2026 and is presenting the selection to the shareholders for ratification.

KPMG LLP has been the Company's independent auditor since 1998. The Committee last went through a Request for Proposal for independent audit and non-audit services effective for the year ended December 31, 2012.

The three independent directors listed below are the members of the Audit Committee and current directors who participated in the review, discussions, and recommendation with respect to the Audit Committee Report for 2025.

Respectfully submitted,

Thomas E. Henning, Chairman
Preeta D. Bansal
David S. Graff

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects the Company's independent registered public accounting firm. This proposal is put before the shareholders because the Board believes that it is good corporate governance practice to seek shareholder ratification of the selection of the independent registered public accounting firm. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

The Board of Directors of the Company recommends a vote FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2026.

The affirmative vote of the majority of votes cast at the Annual Meeting is required to ratify the appointment of KPMG LLP. Unless marked to the contrary, proxies will be voted FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2026.

Representatives of KPMG LLP are expected to attend the Annual Meeting and to respond to appropriate questions from shareholders present at the meeting and will have an opportunity to make a statement if they desire to do so.

Independent Accountant Fees and Services

Aggregate fees for professional services rendered by KPMG LLP for the years ended December 31, 2025 and 2024 are set forth below.

		2025	2024
Audit fees	$	1,891,874	1,787,360
Audit-related fees		1,758,100	1,575,000
Tax fees		162,208	22,159
All other fees		1,780	1,780
Total	$	3,813,962	3,386,299

Audit-related fees were for assurance and other services related to service provider compliance reports, including Service Organization Controls (SOC1) reports on the effectiveness of the Company's controls for student loan servicing and other services provided for its customers, and certain agreed-upon procedure engagements.

Tax fees were for services related to tax compliance and planning.

All other fees represent the amount paid by the Company for access to an online accounting and tax reference tool.

In addition to the services and fees described above, KPMG LLP was engaged to perform audits of certain private investment funds which are managed by WRCM, for which KPMG LLP received total fees of $87,000 in 2025. In 2024, in addition to performing such audits, KPMG LLP also provided tax services for such funds, for which KPMG LLP received total audit and tax fees of $103,130. KPMG LLP was also engaged to perform an audit for one of the Company's solar subsidiaries, and received fees of $91,000 and $141,000 in 2025 and 2024, respectively.

The Audit Committee's pre-approval policy with respect to audit and permitted non-audit services by the independent auditor is set forth in its charter. The Audit Committee has the sole authority to appoint, retain, and terminate the Company's independent auditor, which reports directly to the Audit Committee. The Audit Committee is directly responsible for the evaluation, compensation (including as to fees and terms), and oversight of the work of the Company's independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for the Company. All related fees and costs of the independent auditor, as determined by the Audit Committee, are paid promptly by the Company in accordance with its normal business practices. All auditing services and permitted non-audit services performed for the Company by the independent auditor, including the services for 2025 and 2024 described above, are pre-approved by the Audit Committee, subject to applicable laws, rules, and regulations. The Audit Committee may form and delegate to a subcommittee the authority to grant pre-approvals with respect to auditing services and permitted non-auditing services, provided that any such grant of pre-approval shall be reported to the full Audit Committee at its next meeting.

PROPOSAL 3 - APPROVAL OF AMENDMENTS TO THE DIRECTORS STOCK COMPENSATION PLAN

Overview

Subject to shareholder approval, on March 19, 2026, the Company's Board of Directors (the "Board") approved amendments to the Nelnet, Inc. Directors Stock Compensation Plan (the "Directors Stock Plan" or the "Plan") to allow directors of Nelnet Bank Inc. and its successors (collectively, "Nelnet Bank") to participate in the Plan.

The Directors Stock Plan currently provides for the issuance of shares of Class A common stock to members of the Board electing to receive annual retainer fees in shares of stock instead of cash. The Plan is intended to advance the interests of the Company and its shareholders by providing a means to attract, retain, and motivate directors upon whose judgment, initiative, and efforts the continued success, growth, and development of the Company is dependent and the Board believes allowing directors of Nelnet Bank to participate promotes those interests.

Background

The Directors Stock Plan was originally adopted by the Board in October 2003. The Plan was amended in 2008 to increase the total number of shares of the Company's Class A common stock authorized for issuance under the Plan from 100,000 shares to 400,000 shares, which was approved by the Company's shareholders at the 2008 annual meeting of shareholders. The Plan was amended in 2018 to increase the total number of shares of Class A common stock authorized for issuance under the Plan from 400,000 shares to 500,000 shares, which was approved by the shareholders at the 2018 annual meeting of shareholders. The Plan was amended in 2023 to increase the total number of shares of Class A common stock authorized for issuance under the Plan from 500,000 shares to 700,000 shares, increase the annual per-director share award limit under the Plan from $300,000 to $500,000, and allow for Board members who are also employees of the Company to be eligible to participate in the Plan and elect to receive their annual retainer fees in shares of stock instead of cash, which was approved by the shareholders at the 2023 annual meeting of shareholders.

Descriptions of and Reasons for the Amendments to the Plan

The Directors Stock Plan currently provides that only directors of the Company may participate in the Plan, by defining the term "Director" under the Plan to mean a member of the Board of Directors of the Company. The proposed amendments to the Plan would change the definition of the term "Director" under the Plan to mean a member of the Board of Directors of the Company, as well as a member of the board of directors, or other similar governing body, of Nelnet Bank (the "Nelnet Bank Board"). The amendments would effectively allow members of the Nelnet Bank Board to participate in the Plan. Currently, members of the Nelnet Bank Board are not eligible to participate in the Plan and non-employee members of the Nelnet Bank Board are not eligible to participate in the Company's Restricted Stock Plan.

Reason for Shareholder Approval of the Amendments

The Company is seeking shareholder approval of the amendments to the Directors Stock Plan in order to comply with applicable New York Stock Exchange rules.

Summary of the Plan

The following is a summary of the principal features of the Directors Stock Plan, as amended, a copy of which is attached to this proxy statement as Appendix A and incorporated by reference herein. In addition, the Company will furnish a copy of the Plan to any shareholder upon written request to the Company's Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the Plan attached to this proxy statement as Appendix A.

Total Shares Reserved for Issuance and Annual Per-Director Share Award Limit

Subject to equitable adjustment in the event of any stock split, stock dividend, reorganization, merger, consolidation, spin-off, repurchase, share exchange or other similar transaction, the total number of shares of Class A common stock reserved for issuance in connection with awards under the Directors Stock Plan are 700,000 shares. The limit of the maximum aggregate grant date fair value, as computed in accordance with U.S. generally accepted accounting principles, of shares awarded to any single Director under the Plan during any single calendar year (including shares which the Director may elect to defer delivery of), taken together with any cash fees paid during the calendar year to the Director in respect of the Director's service as a Director during such year (including service as a member or chair of any committee of the Board or the Nelnet Bank Board), is $500,000. Any shares of Class A common stock issued pursuant to an award may be either authorized and unissued shares or treasury shares, including shares acquired by purchase in the open market or in private transactions.

Administration

The Directors Stock Plan is administered by the Board. The Board manages the Plan by interpreting the Plan, prescribing rules and regulations relating to the Plan, and making all other determinations necessary or advisable for the implementation and administration of the Plan. The Plan provides that the Board's interpretation and construction of the Plan are conclusive and binding on all persons. In its capacity as Plan administrator, the Board acts as manager of the Plan and not as trustee.

The Board currently consists of eight members, and under the Company's articles of incorporation and bylaws, the Board is divided into three classes designated as Class I, Class II, and Class III. The classes of directors serve for staggered three-year terms, with their current terms ending at the annual meeting of shareholders in the following years: Class III directors - 2026; Class I directors - 2027; and Class II directors - 2028. The Company's articles of incorporation and bylaws provide that a member of the Board may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares of capital stock of the Company then entitled to vote generally in the election of directors or class of directors, voting together as a single class.

Eligibility and Participation

All members of the Board, as well members of the Nelnet Bank Board, will be eligible to participate in the amended Directors Stock Plan (reflecting the amendment to allow for directors on the Nelnet Bank Board to be eligible to participate in the Plan). However, Michael Dunlap, the Executive Chairman of the Board, does not receive any compensation for Board or Board committee service, and thus will not participate in the Plan as long as he is Executive Chairman. Additionally, Michael Dunlap and Timothy Tewes, as employee directors on the Nelnet Bank Board, do not receive any compensation for Nelnet Bank Board or Nelnet Bank Board committee service, and thus will not participate in the Plan as long as they are employees of the Company. Mr. Tewes notified the Company of his intention to retire effective June 30, 2026. Mr. Tewes is expected to continue serving on the Nelnet Bank Board following his retirement as a non-employee member. As of March 24, 2026, there were seven directors other than Michael Dunlap on the Board, and five directors other than Michael Dunlap and Mr. Tewes on the Nelnet Bank Board. During the year ended December 31, 2025, seven directors on the Board received shares under the Plan, and four directors, including one director who received a portion of shares and elected to defer a portion of shares, elected to defer receipt of shares until termination of their service on the Board. For the year ending December 31, 2026, six directors on the Board have elected to receive their annual retainers in shares of stock under the Plan, including three directors who have elected to defer receipt of all or a portion of their shares until termination of their service on the Board.

Share Election

Each eligible Director may make an election in writing on or before each December 31 to receive the Director's annual retainer fees payable in the following Plan Year in the form of shares of stock instead of cash. Unless the Director makes a deferral election as discussed below, any shares elected will be payable at the time cash retainer fees are otherwise payable. The number of shares distributed will be equal to the amount of the annual retainer fee otherwise payable on such payment date divided by 85% of the fair market value of a share for such payment date. For purposes of the Plan, a Plan Year means the calendar year.

The fair market value of a share on a particular date is computed under the Directors Stock Plan as the closing selling price of a share on the day preceding the date in question, as reported on the primary stock exchange or other market in which the shares are traded. If there is no reported sale of shares on such exchange or market on such date, then the fair market value is computed as the closing selling price on the exchange or market on the last preceding date for which such price is reported.

A Director who is first elected or appointed to the Board or the Nelnet Bank Board, as applicable, or who otherwise first becomes eligible to participate in the Plan may make an election under the Plan within 30 days of such election, appointment, or eligibility with respect to annual retainer fees payable after the date of the election.

Any share election made under the Plan will remain in effect unless and until a new election is made in accordance with the provisions of the Plan.

Deferral Election

A Director who has elected to receive shares of stock as discussed above may also make an irrevocable election on or before the December 31 immediately preceding the beginning of a Plan Year, by written notice to the Company, to defer delivery of all or a designated percentage of the shares otherwise payable as his or her annual retainer for service as a Director for the Plan Year. A Director who is first elected or appointed to the Board or the Nelnet Bank Board, as applicable, or who otherwise first becomes eligible to participate in the Plan may make an election under the Plan within 30 days of such election, appointment, or eligibility with respect to annual retainer fees payable after the date of the election.

Deferrals of shares under the Directors Stock Plan must be reaffirmed by each Director on an annual basis and will continue until the Director notifies the Company in writing, on or before the December 31 immediately preceding the commencement of any Plan Year, that he or she wishes to change his or her election under the Plan.

All shares which a Director elects to defer under the Plan will be credited in the form of share units to a bookkeeping account maintained by the Company in the name of the Director. Each such unit will represent the right to receive one share at the time determined under the terms of the Plan. The Company does not intend to send reports on a regular basis to participants in the Plan as to the amount and status of their accounts.

As of each date on which a cash dividend is paid on shares, there will be credited to each account that number of units determined by:

- multiplying the amount of such dividend per share by the number of units in such account; and

- dividing the total so determined by the fair market value of a share on the date of payment of such cash dividend. The additions to a Director's account under this provision will continue until the Director's account is fully paid.

The account of a Director will be distributed (in the form of one share for each share unit) either:

- in a lump sum promptly after the time of termination of the Director's service on the Board or the Nelnet Bank Board, as applicable; or

- in up to five annual installments commencing promptly after the time of termination of the Director's service on the Board or the Nelnet Bank Board, as applicable, as elected by the Director.

Distributions in any case are to comply with the timing requirements of Section 409A of the Code.

Each Director's distribution election must be made in writing within 30 days after the Director first becomes eligible to participate in the Plan. However, a Director may make a new distribution election with respect to the entire portion of his or her account subject to this provision so long as such election is made at least one year in advance of the Director's termination of service on the Board or the Nelnet Bank Board, as applicable, and, provided further, that following such new election, no distribution may occur under this provision until the fifth anniversary following the date such payment would otherwise have been made. In the case of an account distributed in installments, the amount of shares distributed in each installment will be equal to the number of share units in the Director's account subject to such installment distribution at the time of the distribution divided by the number of installments remaining to be paid. Notwithstanding any election made by a Director, in the event of such director's death, such Director's beneficiary (or if no beneficiary has been designated, to such director's estate) may elect to have the account of such Director distributed in a lump sum to such beneficiary or such director's estate, as applicable, promptly after such Director's death, provided that such beneficiary or the legal representative of such Director's estate, as applicable, notifies the Company within 60 days following such Director's death.

In the event that any stock dividend, recapitalization, stock split, reorganization, or similar transaction affects the shares such that they are increased or decreased or changed into or exchanged for a different number or kind of shares, other securities of the Company or of another corporation or other consideration, then in order to maintain the proportionate interest of the Directors and preserve the value of the Directors' share units, (i) there will automatically be substituted for each share unit a new unit representing the number and kind of shares, other securities or other consideration into which each outstanding share will be changed, and (ii) the number and kind of shares available for issuance under the Directors Stock Plan will be equitably adjusted in order to take into account such transaction or other change. The substituted units will be subject to the same terms and conditions as the original share units.

Unfunded Status of Awards

The Directors Stock Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a participant under a deferral election, nothing contained in the Plan will give any such participant any rights that are greater than those of a general unsecured creditor of the Company. However, the Company may authorize the creation of trusts or make other arrangements to meet its obligations under the Plan to deliver cash, shares, or other property pursuant to any award, which trusts or other arrangements are to be consistent with the "unfunded" status of the Plan unless the Company otherwise determines with the consent of each affected participant.

Assignments

The right of a Director to amounts subject to a deferral election are not subject to assignment or other disposition by him or her other than by will or the laws of descent and distribution. In the event that a Director makes a prohibited disposition, the Company may disregard the same and discharge its obligation under the Directors Stock Plan by making payment or delivery as though no such disposition had been made.

Amendment

The Board may amend, suspend, or terminate the Directors Stock Plan without the consent of the Company's shareholders or participants in the Plan, except that any such amendment, suspension, or termination will be subject to the approval of the Company's shareholders if such shareholder approval is required by any U.S. federal law or regulation or the rules of any stock exchange or automated quotation system on which the Company's stock may then be listed or quoted. However, no amendment, suspension, or termination of the Plan may impair or adversely affect the rights of a participant under any award previously granted to him or her or compensation previously deferred by him or her under the Plan without the consent of the affected participant.

Duration

The Directors Stock Plan will terminate as to future awards when no shares remain available for issuance under the Plan, and the Company has no further obligations with respect to any compensation deferred under the Plan.

Principal Federal Income Tax Consequences

The principal U.S. federal income tax consequences to participants and the Company with respect to awards of shares or share units to Directors under the Directors Stock Plan are summarized below. This summary is based on the Internal Revenue Code of 1986 and IRS regulations in effect as of the date of this proxy statement.

Receipt of Shares under Share Election

If a Director makes a share election but not a deferral election, he or she must include in gross taxable income as compensation an amount equal to the fair market value of the shares distributed to him or her when the shares are distributed on the annual retainer fee payment date. This amount will be taxable at ordinary income rates. The Company will be entitled to a corresponding income tax deduction for compensation expense.

Receipt of Shares under Deferral Election

If a Director makes a share election and a deferral election, he or she will not be subject to income tax as a result of when share units are established and credited under the deferral election, but he or she must include in gross taxable income as compensation an amount equal to the fair market value of the shares distributed to him or her when the shares are distributed in payment of the share units in accordance with the distribution provisions he or she elected. The Company will be entitled to a corresponding income tax deduction for compensation expense.

Disposition of Shares

If a Director disposes of shares for more than the tax basis for such shares, the difference between the amount received and such tax basis will be treated as long-term or short-term capital gain, depending on whether he or she held the shares for more than one year. The tax basis for shares distributed to him or her under the Plan will be equal to the amount includable in his or her gross taxable income as compensation with respect to his or her receipt of the shares. The holding period for shares distributed to him or her under the Plan will normally begin on the day that the shares are distributed to him or her.

If a Director disposes of the shares for less than the tax basis for such shares, the difference between the amount received and such tax basis will be treated as long-term or short-term capital loss, depending on whether he or she held the shares for more than one year.

Other Tax Considerations

The Directors Stock Plan is intended to comply with the requirements related to the timing of elections, distributions, and funding of deferred compensation under Section 409A of the Internal Revenue Code of 1986, including a requirement for a six-month delay in the payment of deferred compensation to any participant who is a "specified employee" under Section 409A after the termination of service by such participant. If the Plan does not comply with these requirements, amounts deferred under the Plan would be includible in income in the year vested and also would be subject to an additional tax equal to 20% of the compensation required to be included in gross income, plus interest.

The Directors Stock Plan is not intended to be a tax-qualified retirement plan under Section 401(a) of the Internal Revenue Code of 1986.

The discussion set forth above is intended only as a summary and does not purport to be a complete discussion or analysis of all potential tax consequences relevant to recipients of awards under the Directors Stock Plan. The discussion does not include the tax treatment of awards under the Plan in connection with a merger, consolidation, or similar transaction. Such treatment will depend on the terms of the transaction and the method of dealing with the awards in connection therewith.

Securities Registration

The Company has registered under the Securities Act of 1933 the issuance of the shares of stock authorized under the Directors Stock Plan. Accordingly, participants will be able to sell such shares issued under the Plan, subject to other requirements of the Securities Act of 1933.

New Plan Benefits

Although the number of shares to be issued under the Directors Stock Plan are not currently determinable since such awards will be based upon the market price of the Company's Class A common stock at the time of issuance, the following table provides information with respect to currently eligible Directors who have elected to receive their 2026 annual retainers in shares of stock (based upon the closing market price of the Class A common stock on March 24, 2026), including Directors who have elected to defer receipt of their shares until the termination of their service on the Board:

	Directors Stock Compensation Plan	
Name and Position	**Dollar value ($)**	**Number of shares/units (1)**
Jeffrey R. Noordhoek		
Chief Executive Officer	—	—
Terry J. Heimes		
Chief Operating Officer	—	—
James D. Kruger		
Chief Financial Officer	—	—
Timothy A. Tewes		
President	—	—
DeeAnn K. Wenger		
President of Nelnet Business Services	—	—
Executive Officer Group (2)	—	—
Non-Executive Director Group	1,262,045	9,738
Non-Executive Officer Employee Group	—	—

(1) Based upon the closing market price of the Company's Class A common stock on March 24, 2026 of $129.60 per share. The issue price is equal to 85% of the fair market value of the shares at the time of issuance.

(2) Matthew Dunlap, who is an employee and an executive officer of the Company, is eligible to participate in the Directors Stock Plan; however, elected cash for his 2026 Board fee annual retainer.

See also "Corporate Governance - Director Compensation Table for Fiscal Year 2025" in this proxy statement.

Equity Compensation Plan Information

The following table summarizes, as of December 31, 2025, information about compensation plans under which equity securities are authorized for issuance.

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	1,054,003 (1)
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,054,003

(1) Includes 608,055, 178,979, and 266,969 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

The Board of Directors has unanimously approved the amendments to the Directors Stock Compensation Plan, and recommends a vote FOR approval of the amendments to the Directors Stock Compensation Plan.

PROPOSAL 4 - ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires that the Company provide its shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC, and the Company is therefore providing its shareholders with the opportunity to cast such an advisory vote on executive compensation at this year's Annual Meeting as described below. The Company believes that it is appropriate to seek the views of shareholders on the design and effectiveness of the Company's executive compensation program.

Based on the results of an advisory vote on the frequency of advisory votes on executive compensation at the Company's 2023 annual meeting of shareholders, where the Board of Directors recommended and the shareholders voted in favor of holding an advisory vote on executive compensation every year, the Board of Directors determined that, until the next vote on the frequency of holding advisory votes on executive compensation, the Company will hold a shareholder advisory vote on executive compensation every year. Section 14A of the Exchange Act requires that at least once every six years the Company provide its shareholders with the opportunity to vote, on a nonbinding, advisory basis, on whether the frequency of future advisory votes on executive compensation will be every one, two, or three years.

As described in the Compensation Discussion and Analysis section of this Proxy Statement, the Company's objective for its executive compensation program is to attract, motivate, develop, and retain executives who will contribute to the Company's long-term success and the creation of shareholder value. The Company seeks to accomplish this objective in a way that rewards performance and is aligned with its shareholders' long-term interests, and the Company's compensation programs are designed to reward the Named Executive Officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The framework and executive compensation philosophy are established by an independent People Development and Compensation Committee of the Board of Directors. The following items reflect our commitment to pay for performance and to maintain a strong executive compensation governance framework:

- Incentive plans that are based upon financial and operational goals that are reviewed annually by the People Development and Compensation Committee.

- An annual risk assessment conducted by the People Development and Compensation Committee to evaluate whether incentive programs drive behaviors that are demonstrably within the risk management parameters it deems prudent.

- A robust share ownership and retention policy.

The Compensation Discussion and Analysis and the compensation tables and disclosures provided in this Proxy Statement describe the Company's executive compensation program in more detail, and discuss the following key elements of the program:

- We pay for performance, both in setting base salaries and awarding incentives via an Executive Officers Incentive Compensation Plan. This plan is used to assess the participating Named Executive Officers' performance based on numerous criteria, including certain financial measures such as levels of earnings, growth of assets, return on equity and assets, cash flow, market share, operating margins and operating expenses; certain service measures including performance of the Company's operating segments; employee engagement; and strategic positioning.

- Periodically, we retain external, independent compensation consultants to review the compensation levels and practices for the Named Executive Officers, compare those levels to executives in comparable positions in select industries and companies, and identify potential gaps or inconsistencies in our compensation practices.

- None of the Named Executive Officers has an employment agreement or severance arrangement. In addition, the Company generally does not provide significant perquisites, tax reimbursements, or change in control benefits to the Named Executive Officers that are not available to other employees, and we do not issue stock options.

- Each of the Named Executive Officers is employed at-will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.

The Company believes the compensation program for the Named Executive Officers is instrumental in helping the Company achieve its strong financial performance, and is asking shareholders to approve the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement, including in the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. As an advisory vote, the vote on this proposal is not binding upon the Company, the Board of Directors, or the People Development and Compensation Committee. However, the People Development and Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Accordingly, the Company's shareholders are asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure."

The Board of Directors recommends a vote FOR the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement.

OTHER SHAREHOLDER MATTERS

Householding

Under SEC rules, we are allowed to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more shareholders sharing the same address. If we are sending a Notice, the envelope must contain a separate Notice for each shareholder at the shared address. Each Notice must also contain a unique control number that each shareholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each shareholder at the shared address a separate proxy card.

We believe these rules are beneficial to both our shareholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, shareholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you receive a single set of proxy materials but prefer to receive separate copies for each registered account in your household, please contact our agent, Broadridge, at: 1-866-540-7095, or in writing at: Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Broadridge will remove you from the householding program within 30 days of receipt of your request, following which you will begin receiving an individual copy of the material.

You can also contact Broadridge at the phone number above if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Other Business

On the date that this Proxy Statement was first made available to shareholders, the Board of Directors had no knowledge of any other matter which will come before the Annual Meeting other than the matters described herein. However, if any such matter is properly presented at the Annual Meeting, the proxy solicited hereby confers discretionary authority to the proxies to vote in their sole discretion with respect to such matters, as well as other matters incident to the conduct of the Annual Meeting.

Shareholder Proposals for 2027 Annual Meeting

Shareholder proposals intended to be presented at the 2027 Annual Meeting of Shareholders must be received at the Company's offices at 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary, on or before December 3, 2026, to be eligible for inclusion in the Company's 2027 proxy materials. The inclusion of any such proposal in such proxy materials shall be subject to the requirements of the proxy rules adopted under the Exchange Act (the "Proxy Rules"). The submission of a shareholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board of Directors, in compliance with federal proxy rules, applicable state law, and other legal requirements and without seeking to have the proposal included in the Company's Proxy Statement pursuant to the Proxy Rules. Under the Company's Bylaws, the Secretary of the Company must receive notice of any such proposal or nominations for the Company's 2027 Annual Meeting between January 14 and February 13, 2027 (90 to 120 days before the first anniversary of this year's Annual Meeting date). The notice must contain the information required by the Company's Bylaws. In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 15, 2027. A proxy may confer discretionary authority to vote on any matter at a meeting if the Company does not receive notice of the matter within the time frame described above. A copy of the Company's Bylaws is available at the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" or is available upon request to: Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

MISCELLANEOUS

The information under the captions "People Development and Compensation Committee Report" and "Audit Committee Report" (i) shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or the liabilities of Section 18 of the Exchange Act, and (ii) shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference in such filing.

NELNET, INC.

DIRECTORS STOCK COMPENSATION PLAN

(as amended ~~and restated as of May 18, 2023~~ <u>through May 14, 2026</u>)

1. PURPOSES.

The purposes of this Nelnet, Inc. Directors Stock Compensation Plan are to advance the interests of Nelnet, Inc. and its shareholders by providing a means to attract, retain and motivate members of the Board of Directors of Nelnet, Inc. **and directors of Nelnet Bank Inc.,** upon whose judgment, initiative and efforts the continued success, growth and development of Nelnet, Inc. is dependent.

2. DEFINITIONS.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Board" means the Board of Directors of the Company.

(b) "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(c) "Company" means Nelnet, Inc., a corporation organized under the laws of Nebraska, or any successor corporation.

(d) "Director" means a member of the Board**, as well as a member of the Nelnet Bank Board**.

(e) "Fair Market Value" means, with respect to Shares on any day, the following:

   (i) If the Shares are at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be the closing selling price per share of Shares on the day preceding the date in question on the stock exchange which is the primary market for the Shares, as such price is officially quoted on such exchange. If there is no reported sale of Shares on such exchange on such date, then the Fair Market Value shall be the closing selling price on the exchange on the last preceding date for which such quotation exists; and

   (ii) If the Shares are not at the time listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, the Fair Market Value shall be the closing selling price per share of Shares on the day preceding the date in question, as such price is reported by the National Association of Securities Dealers through the NASDAQ National Market System or any successor system. If there is no reported closing selling price for Shares on such date, then the closing selling price on the last preceding date for which such quotation exists shall be determinative of Fair Market Value.

(f) **"Nelnet Bank Board" means the board of directors, or other similar governing body, of Nelnet Bank Inc. and its successors.**

(g) "Participant" means a Director who has elected to receive Shares or defer compensation under the Plan.

(h) "Plan" means this Nelnet, Inc. Directors Stock Compensation Plan, as amended from time to time.

(i) "Plan Year" means the calendar year.

(j) "Shares" means Class A Common Stock, $.01 par value per share, of the Company.

3. ADMINISTRATION.

The Plan shall be administered by the Board. Subject to the express provisions of the Plan, the Board shall have full and exclusive authority to interpret the Plan, to make all determinations with respect to the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations necessary or advisable in the implementation and administration of the Plan. The Board's interpretation and construction of the Plan shall be conclusive and binding on all persons.

4. SHARES SUBJECT TO THE PLAN AND ANNUAL PER-DIRECTOR SHARE AWARD LIMIT.

(a) Subject to adjustment as provided in Section 6(g), the total number of Shares reserved for issuance under the Plan shall be 700,000.

(b) Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued Shares or treasury Shares, including Shares acquired by purchase in the open market or in private transactions.

(c) The maximum aggregate grant date fair value, as computed in accordance with U.S. generally accepted accounting principles, of Shares awarded to any single Director hereunder during any single calendar year (including Shares which the Director may elect to defer delivery of pursuant to Section 6), taken together with any cash fees paid during the calendar year to the Director in respect of the Director's service as a member of the Board **or the Nelnet Bank Board, as applicable,** during such year (including service as a member or chair of any committee of the Board **or the Nelnet Bank Board, as applicable**), shall not exceed $500,000.

5. SHARE ELECTION.

(a) Each Director may make an election in writing on or prior to each December 31 to receive the Director's annual retainer fees payable in the following Plan Year in the form of Shares instead of cash. Unless the Director makes a deferral election pursuant to Section 6 below, any Shares elected shall be payable at the time cash retainer fees are otherwise payable. The number of Shares distributed shall be equal to the amount of the annual retainer fee otherwise payable on such payment date divided by 85% of the Fair Market Value of a Share on such payment date. Notwithstanding the foregoing, a Director who is first elected or appointed to the Board **or the Nelnet Bank Board, as applicable, or who otherwise first becomes eligible to participate in this Plan,** may make an election under this Section 5 within thirty (30) days of such election, ~~or~~ appointment**, or eligibility** ~~to the Board~~ in respect of annual retainer fees payable after the date of the election. Any election made under this Section 5 shall remain in effect unless and until a new election is made in accordance with the provisions of this Plan.

(b) Notwithstanding any provision of this Plan to the contrary, no elections will be available to any Director under Sections 5(a) or 6 with respect to the Director's annual retainer fee payable for calendar year 2004. The annual retainer fee for each Director for calendar year 2004 shall be paid as soon as practicable following the consummation of the Company's initial public offering and registration of the Shares issuable hereunder, and such annual retainer fee shall be paid in the form of Shares, the number of which shall be determined by dividing the amount of the annual retainer fee by 85% of the price paid per Share by the initial purchasers in the Company's initial public offering.

6. DEFERRAL ELECTION.

(a) A Director who has elected to receive Shares pursuant to Section 5 above may make an irrevocable election on or before the December 31 immediately preceding the beginning of a Plan Year of the Company, by written notice to the Company, to defer delivery of all or a designated percentage of the Shares otherwise payable as his or her annual retainer for service as a Director for the Plan Year. Notwithstanding the foregoing, a Director who is first elected or appointed to the Board **or the Nelnet Bank Board, as applicable, or who otherwise first becomes eligible to participate in this Plan,** may make an election under this Section 6(a) within thirty (30) days of such election, ~~or~~ appointment**, or eligibility** ~~to the Board~~ in respect of annual retainer fees payable after the date of the election.

(b) Deferrals of Shares hereunder shall be reaffirmed by each ~~director~~ **Director** on an annual basis and shall continue until the Director notifies the Company in writing, on or prior to the December 31 immediately preceding the commencement of any Plan Year, which he or she wishes to change his or her election hereunder.

(c) All shares which a Director elects to defer pursuant to this Section 6 shall be credited in the form of share units to a bookkeeping account maintained by the Company in the name of the Director. Each such unit shall represent the right to receive one Share at the time determined pursuant to the terms of the Plan.

(d) As of each date on which a cash dividend is paid on Shares, there shall be credited to each account that number of units determined by:

  (i) multiplying the amount of such dividend per Share by the number of units in such account; and

  (ii) dividing the total so determined by the Fair Market Value of a Share on the date of payment of such cash dividend. The additions to a Director's account pursuant to this Section 6(d) shall continue until the Director's account is fully paid.

(e) The account of a Director shall be distributed (in the form of one Share for each Share unit) either (x) in a lump sum promptly after the time of termination of the Director's service on the Board **or the Nelnet Bank Board, as applicable,** or (y) in up to five annual installments commencing promptly after the time of termination of the director's service on the Board **or the Nelnet Bank Board, as applicable,** as elected by the Director (with distributions in any case to comply with the timing requirements of Section 409A of the Code). Each Director's distribution election must be made in writing within the later of (A) 60 days after the Effective Date of this Plan, or (B) thirty (30) days after the Director first becomes eligible to participate in the Plan; provided, however, that a Director may make a new distribution election with respect to the entire portion of his or her account subject to this Section 6(e) so long as such election is made at least one year in advance of the Director's termination of service on the Board **or the Nelnet Bank Board, as applicable,** and provided further, that following such new election, no distribution may occur hereunder until the fifth anniversary following the date such payment would otherwise have been made. In the case of an account distributed in installments, the amount of Shares distributed in each installment shall be equal to the number of Share units in the Director's account subject to such installment distribution at the time of the distribution divided by the number of installments remaining to be paid. Notwithstanding any election made by a Director, in the event of such Director's death, such Director's beneficiary (or if no beneficiary has been designated, to such Director's estate) may elect to have the account of such Director distributed in a lump sum to such beneficiary or such Director's estate, as applicable, promptly after such Director's death, provided that such beneficiary or the legal representative of such Director's estate, as applicable, notifies the Company within 60 days following such Director's death.

(f) The right of a Director to amounts described under this Section 6 shall not be subject to assignment or other disposition by him or her other than by will or the laws of descent and distribution. In the event that, notwithstanding this provision, a Director makes a prohibited disposition, the Company may disregard the same and discharge its obligation hereunder by making payment or delivery as though no such disposition had been made.

(g) Adjustments. In the event that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or Share exchange, or other such change, affects the Shares such that they are increased or decreased or changed into or exchanged for a different number or kind of Shares, other securities of the Company or of another corporation or other consideration, then in order to maintain the proportionate interest of the Directors and preserve the value of the Directors' Share units, (i) there shall automatically be substituted for each Share unit a new unit representing the number and kind of Shares, other securities or other consideration into which each outstanding Share shall be changed, and (ii) the number and kind of shares available for issuance under the Plan shall be equitably adjusted in order to take into account such transaction or other change. The substituted units shall be subject to the same terms and conditions as the original Share units.

7. GENERAL PROVISIONS.

(a) Compliance with Legal and Trading Requirements. The Plan shall be subject to all applicable laws, rules and regulations, including, but not limited to, U.S. federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under the Plan until completion of such stock exchange or market system listing or registration or qualification of such Shares or other required action under any U.S. federal or state law, rule or regulation or under laws, rules or regulations of other jurisdictions as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under U.S. federal or state law or under the laws of other jurisdictions.

(b) No Right to Continued Service. Neither the Plan nor any action taken thereunder shall be construed as giving any Director the right to be retained in the service of the Company or any of its subsidiaries or affiliates, nor shall it interfere in any way with the right of the Company or any of its subsidiaries or affiliates to terminate any Director's service at any time.

(c) Taxes. The Company is authorized to withhold from any Shares delivered under this Plan any amounts of withholding and other taxes due in connection therewith, and to take such other action as the Company may deem advisable to enable the Company and a Participant to satisfy obligations for the payment of any withholding taxes and other tax obligations relating thereto. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations.

(d) Section 409A of the Code. Awards under the Plan are intended to be exempt from or comply with the requirements with respect to deferred compensation under Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan and each award thereunder shall be interpreted and administered in accordance with that intent. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, if at the time of a Participant's termination of service such Participant is considered to be a "specified employee" with respect to the Company **or any subsidiary of the Company** under Section 409A of the Code, amounts that would otherwise be payable pursuant to the Plan to such Participant during the six-month period immediately following such Participant's termination of service shall instead be paid promptly after the expiration of such six-month period (or such Participant's death, if earlier), and in any case in compliance with the timing requirements of Section 409A of the Code. The Company cannot and does not guarantee that this Plan or any award thereunder complies fully with and meets all of the requirements of Section 409A of the Code or an exemption therefrom, and nothing in the Plan or any award will be construed to impose on ~~either~~ the Company**, any subsidiary of the Company, ~~or~~**–the Board**, or the Nelnet Bank Board,** any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code and ~~neither~~ **none of** the

Company**, any subsidiary of the Company,** ~~nor~~ the Board**, or the Nelnet Bank Board,** will have any liability to any Participant for such tax or penalty.

(e) Amendment. The Board may amend, alter, suspend, discontinue, or terminate the Plan without the consent of shareholders of the Company or Participants, except that any such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Company's shareholders if such shareholder approval is required by any U.S. federal law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation or termination of the Plan may impair the rights or, in any other manner, adversely affect the rights of such Participant under any award theretofore granted to him or her or compensation previously deferred by him or her hereunder.

(f) Unfunded Status of Awards. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to a deferral election, nothing contained in the Plan shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company; provided, however, that the Company may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, or other property pursuant to any award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Company otherwise determines with the consent of each affected Participant.

(g) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensation arrangements as it may deem desirable, and such arrangements may be either applicable generally or only in specific cases.

(h) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan. The number of Shares to be issued or delivered shall be rounded to the nearest whole Share in lieu of such fractional Shares.

(i) Governing Law. The validity, construction, and effect of the Plan shall be determined in accordance with the laws of the State of New York, without giving effect to principles of conflict of laws thereof.

(j) Effective Date; Plan Termination. The Plan as previously amended and restated became effective as of October 21, 2003 (the "Effective Date"). The Plan shall terminate as to future awards, at such time as no Shares remain available for issuance pursuant to Section 4, and the Company has no further obligations with respect to any compensation deferred under the Plan.

(k) Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.